As filed with the Securities and Exchange Commission on June 28, 2010
Registration No. 333-165452
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRIMO WATER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	5149	30-0278688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 331-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 331-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

D. Scott Coward	Rachel W. Sheridan
K&L Gates LLP	Latham & Watkins LLP
4350 Lassiter at North Hills Avenue	555 Eleventh Street, NW
Suite 300	Suite 1000
Raleigh, NC 27609	Washington, DC 20004-1036
(919) 743-7328	(202) 637-2200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 28, 2010
IPO PRELIMINARY PROSPECTUS

          Shares
Primo Water Corporation

Common Stock
$      per share

This is an initial public offering of common stock of Primo Water Corporation. We are offering           shares of common stock. We currently expect the initial public offering price to be between $      and $      per share.

Prior to this offering, there has been no public market for our common stock. We have applied for approval to list our common stock on the Nasdaq Global Market under the symbol “          ”.

We plan to use certain proceeds of this offering as well as the issuance of additional shares of our common stock directly to Culligan Store Solutions, LLC to fund the Culligan Refill Acquisition promptly following the closing of this offering. The closing of this offering is a condition precedent to the closing of the Culligan Refill Acquisition, and we do not intend to close this offering unless we believe the Culligan Refill Acquisition will close promptly thereafter.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

	Per Share	Total

Initial price to public	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to Primo Water Corporation	$	$

We have granted the underwriters a 30-day option to purchase up to an additional           shares of common stock from us at the initial public offering price less the underwriting discount if the underwriters sell more than           shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wells Fargo Securities	Thomas Weisel Partners LLC

BB&T Capital Markets

Signal Hill

The date of this prospectus is          , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Primo®, Taste Perfection®, Zero Waste. Perfect Tastetm, www.primowater.com, the Primo logo and other trademarks or service marks of Primo Water Corporation appearing in this prospectus are the property of Primo Water Corporation. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective owners.

Industry and Market Data

We obtained the industry and market data used throughout this prospectus through our research, surveys and studies conducted by third-parties and industry and general publications. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published sources. None of the independent industry publications referred to in this prospectus were prepared on our behalf or at our expense. The foregoing discussion does not, in any manner, disclaim our responsibilities with respect to the disclosures contained in this prospectus.

Dealer Prospectus Delivery Obligation

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information about our Company and this offering contained elsewhere herein and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Culligan Refill Acquisition — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere herein, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “Primo,” “we,” “us,” “our,” “our Company,” or “ours” refer to Primo Water Corporation and its consolidated subsidiaries but do not refer to or include information about (a) our former subsidiary, Prima Bottled Water, Inc., which was spun off to our stockholders effective December 31, 2009, or (b) the business and assets we propose to acquire from Culligan Store Solutions, LLC and Culligan of Canada, Ltd. that are described below under “Culligan Refill Acquisition”.

Our Business

We are a rapidly growing provider of three- and five-gallon purified bottled water and water dispensers sold through major retailers nationwide. We believe the market for purified water is growing due to evolving taste preferences, perceived health benefits and concerns regarding the quality of municipal tap water. Our products provide an environmentally friendly, economical, convenient and healthy solution for consuming purified water. Our business is designed to generate recurring demand for Primo purified bottled water through the initial sale of our innovative water dispensers. This business strategy is commonly referred to as “razor-razorblade” because the initial sale of a product creates a base of users who frequently purchase complementary consumable products. We believe dispenser owners consume an average of 35 multi-gallon bottles of water annually. Once our bottled water is consumed using a water dispenser, empty bottles are exchanged at our recycling center displays where consumers receive a recycling ticket that offers a discount toward the purchase of a full bottle of Primo purified water. Each of our three- and five-gallon water bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of equivalent volumes of single-serve bottled water. As of December 31, 2009, our water bottle exchange service and water dispensers were offered in each of the contiguous United States and located in approximately 7,000 and 5,500 retail locations respectively, including Lowe’s Home Improvement, Sam’s Club, Costco, Walmart, Target, Kroger, Winn-Dixie, Albertsons and Walgreens.

We have created a new nationwide single-vendor water bottle exchange solution for our retail customers, addressing a market demand that we believe was previously unmet. Our water bottle exchange solution is easy for retailers to implement, requires minimal management supervision and store-based labor and provides centralized billing and detailed performance reports. Our solution offers retailers attractive financial margins and the ability to optimize typically unused retail space with our displays. Additionally, due to the recurring nature of water consumption and water bottle exchange, retailers benefit from year-round customer traffic and highly predictable revenue.

We deliver our solution to retailers utilizing our current relationships with 55 independent bottlers and 27 independent distributors and our two Company-owned distribution operations, which Company-owned operations accounted for approximately 23.5% of our water bottle exchange volume in 2009. We refer to these independent bottlers and distributors together with our Company-owned distribution operations as our “national network.” Our independent bottlers and distributors typically have already made the capital investment required to deliver our solution, including investment in bottling facilities and storage and distribution assets. Our independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process.

We focus our capital expenditures on developing new retail relationships, installing displays at store locations, raising brand awareness, research and development for new products and maintaining our management information system (“MIS”) tools. We are able to manage our national network on a real-time basis through our MIS tools, which provide resource planning and delivery schedule tracking, thus enabling us to optimize our network’s assets and respond to customer needs. In addition, our national network benefits from the recurring nature of water consumption and water bottle exchange that generates year-round demand and optimizes utilization of existing production and distribution assets. We believe our solution and national network provide us a significant competitive advantage in servicing our retail customers.

We currently source three- and five-gallon water bottles from multiple independent vendors for use in our exchange service and all of our water dispensers are manufactured by independent suppliers in China.

We benefit significantly from management experience gained over the last 15 years in exchange-based businesses, which enables us to implement best practices and develop and maintain key business relationships. Prior to founding Primo, our Chief Executive Officer founded Blue Rhino Corporation, a propane cylinder exchange business, in 1994 and, with several of our other key executive officers, led its initial public offering in 1998 and successful sale in 2004. At the time of the sale, we believe Blue Rhino was a market leader in propane grill cylinder exchange with over 29,000 retail locations in 49 states.

Culligan Refill Acquisition

On June 1, 2010, we entered into an asset purchase agreement with Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (together with Culligan International Company, “Culligan”) to purchase certain of Culligan’s assets related to its business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada at approximately 4,500 retail locations. This business also sells empty reusable water bottles for use at refill vending machines (such businesses are together referred to as the “Culligan Refill Business”). Pursuant to the asset purchase agreement, we will purchase these assets (the “Culligan Refill Acquisition”) for a total purchase price of $105.0 million, consisting of a cash payment of $60.0 million and the issuance of shares of our common stock with a value of $45.0 million.

The Company has structured the Culligan Refill Acquisition such that its closing should occur promptly following the closing of this offering, and we do not intend to consummate this offering on the terms described in this prospectus unless we believe the Culligan Refill Acquisition will close promptly thereafter. We have structured the transactions in this manner because the proceeds of this offering are necessary to fund the cash portion of the purchase price in the Culligan Refill Acquisition. The asset purchase agreement setting forth the terms of the Culligan Refill Acquisition provides that the closing of this offering is a condition precedent to the closing of the Culligan Refill Acquisition. We expect all other conditions precedent set forth in the asset purchase agreement will be met prior to the consummation of this offering such that the Culligan Refill Acquisition will close promptly after the consummation of this offering.

The Culligan Refill Business provides filtered water through the installation and servicing of reverse osmosis water filtration systems. Retailers benefit from the reverse osmosis water filtration systems as they ensure water used throughout a store is clean and safe for self-serve refill vending and store-use services, such as food preparation and hydration of produce. Customers of the Culligan Refill Business include Walmart, Safeway, Meijer, Sobeys, Target, Hy-Vee and Kroger. For the year ended December 31, 2009, the Culligan Refill Business generated revenues of $26.0 million and net income of $4.3 million. Approximately 84% of the Culligan Refill Business’s revenues were generated in the United States, with operations in 48 states, and approximately 16% of its revenues were generated in Canada across 10 provinces. The Culligan Refill Business’s revenues are driven by self-serve refill vending services and empty reusable water bottle sales, which account for approximately 76% and 16% of its revenues, respectively, and to a lesser extent by store-use services.

The Culligan Refill Business provides us with an established platform to expand into the self-serve drinking water refill business. We believe the Culligan Refill Business is highly complementary to our water bottle exchange business from both a product and operational perspective. We believe the Culligan Refill Acquisition will:

•	provide additional consumer value and convenience;

•	augment our environmentally friendly product offering;

•	allow us to leverage our marketing and increase the sales of our water dispensers;

•	enhance our ability to provide retail customers a broad range of hydration solutions;

•	deepen our retail customer relationships through a more extensive product offering;

•	expand our retail customer base and geographic presence;

•	strengthen our distribution network;

•	increase our knowledge base of the refill segment and add experienced personnel; and

•	provide a source of stable, dependable cash flows to fund future growth.

Upon consummation of the Culligan Refill Acquisition, we will report Refill as a third reportable segment in our consolidated financial statements for periods following the closing of the acquisition. The table below sets forth on a pro forma basis our net sales (total and by segment), loss from operations and net loss for the periods presented:

	Pro Forma
	For Year Ended	For Three Months
	December 31, 2009	Ended March 31, 2010
	(in thousands)

Segment Net Sales:
Exchange	$22,638	$5,541
Products	22,824	2,909
Refill	26,017	6,109
Other	1,611	383
Inter-company elimination	(92)	(4)

Total Net Sales	$72,998	$14,938

Loss from Operations	$(106)	$(530)

Net Loss	$(7,533)	$(1,517)

In connection with the closing of this offering and the completion of the Culligan Refill Acquisition, we intend to enter into a new $40.0 million senior revolving credit facility that will replace our current senior revolving credit facility.

Culligan Asset Purchase Agreement

On June 1, 2010, we entered into an asset purchase agreement with Culligan to purchase the assets related to the Culligan Refill Business for a total purchase price of $105.0 million consisting of:

•	a cash payment of $60.0 million; and

•	the issuance of shares of our common stock with a value of $45.0 million based upon the price that we issue shares in this offering (or shares, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus).

The purchase price for the Culligan Refill Business is subject to a working capital adjustment that is to be finally determined after the closing of the transaction. There will be a dollar-for-dollar adjustment to the purchase price if the actual working capital amount is above or below the target working capital of approximately $2.0 million. The cash portion of the purchase price will be increased and the number of shares of common stock we will issue will be decreased by an amount equal to the net cash proceeds we receive from any exercise of the underwriters’ over-allotment option. We will also assume certain specifically identified liabilities in connection with the Culligan Refill Acquisition.

The asset purchase agreement contains customary representations, warranties, covenants and conditions to closing. Certain conditions to closing include (a) the closing of the initial public offering and (b) the receipt of the permits necessary to operate the vended water machines representing not less than 80% of the aggregate revenue of all vended water machines for fiscal year 2009.

In connection with the closing of the Culligan Refill Acquisition, we have entered or will enter into a trademark license agreement, two transition services agreements, a dealer services agreement, a non-compete agreement, a supply agreement, a lock-up agreement, a registration rights agreement and employment agreements with two senior managers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Culligan Refill Acquisition Agreements” for a more detailed description of each of these agreements.

Industry Overview

We believe there are several trends that support consumer demand for our water bottle exchange service, water dispensers and, following the Culligan Refill Acquisition, refill vending services, including the following:

Emphasis on Health and Wellness

As part of a desire to live a healthier lifestyle, we believe consumers are increasingly focused on drinking more water relative to consumption of high caloric beverages, carbonated soft drinks and beverages containing artificial sweeteners.

Concerns Regarding Quality of Municipal Tap Water

Many consumers purchase purified water not only due to better taste, but also because of concerns regarding municipal tap water quality. Municipal water is typically surface water that is treated centrally and pumped to homes, which can allow additional contaminants to dissolve into the water through municipal or household pipes impacting taste and quality.

Growing Preference for Purified Water

We believe consumer preference toward purified water relative to tap water continues to grow as purified water has become accepted on a mainstream basis. According to a June 2009 report by independent market analyst Datamonitor, Bottled Water in the United States, consumers spent $18.4 billion in 2008 on bottled water and the bottled water industry is expected to grow at a compound annual growth rate of approximately 7.5%, reaching $26.5 billion by 2013.

Increasing Demand for Products with Lower Environmental Impact

We believe that consumers are increasingly favoring products with a lower environmental impact with a “reuse, recycle, reduce” mindset becoming a common driver of consumer behavior. Most single-serve polyethylene terephthalate (“PET”) water bottles are produced using fossil fuels and contribute to landfill waste given that only 27% of PET bottles are recycled according to a November 2009 Environmental Protection Agency report. Governmental legislation also reflects these concerns with numerous initiatives enacted to either tax purchases of beverages in plastic bottles or prohibit their use within government facilities or disposal in community landfills.

Availability of an Economical Water Bottle Exchange Service and Innovative Water Dispensers

Based on estimates derived from industry data, we believe the current household penetration rate of multi-gallon water dispensers is approximately 4%, with the vast majority of these households utilizing traditional home delivery services. We believe the lack of innovation, design enhancement and functionality and the retail pricing structure of our competitors’ dispenser models have prevented greater household adoption. Compounding these issues, we believe there previously was no economical water bottle exchange service with major retailer relationships nationwide to promote dispenser usage beyond the traditional home delivery model. We believe there are over 200,000 major retail locations throughout the United States and Canada that we can target to sell our dispensers or offer our water bottle exchange service and, following the Culligan Refill Acquisition, refill vending services.

Our Competitive Strengths

We believe that Primo’s competitive strengths include the following:

Appeal to Consumer Preferences

•	Environmental Awareness. Our water bottle exchange service incorporates reuse of existing bottles, recycles water bottles when their lifecycle is complete and reduces landfill waste and fossil fuel usage compared to alternative methods of bottled water consumption.

•	Value. We provide consumers the opportunity for cost savings when consuming our bottled water compared to both single-serve bottled water and typical home and office delivery services. Our water dispensers are sold at attractive retail prices in order to enhance consumer awareness and adoption of our water bottle exchange service, increase household penetration and drive sales of our bottled water.

•	Convenience. Our water bottle exchange service and water dispensers are available at major retail locations nationwide. In addition, our water bottle exchange service provides consumers the convenience of exchanging empty bottles and purchasing full bottles at any participating retailer. We offer three- and five-gallon water bottle options to address different consumer volume preferences.

•	Taste. We have dedicated significant time and effort to develop our water purification process and formulate the proprietary blend of mineral ingredients included in Primo purified water. We believe that Primo purified water has a silky smooth taste and in an independent taste test that we commissioned, four out of five participants preferred Primo purified water over municipal tap water and three out of four participants preferred Primo purified water over their region’s market-leading bottled water.

•	Health and Wellness. As part of a desire to live a healthier lifestyle, we believe that consumers are increasingly focused on drinking more water relative to consumption of other beverages. As we raise our brand awareness, we believe consumers will recognize that our water bottle exchange service is an effective option for their purified water consumption needs.

Key Retail Relationships Served by Nationwide Single-Vendor Solution

We believe we are the only water bottle exchange provider with a single-vendor solution for retailers nationwide. Our national network utilizes our MIS tools and processes to optimize their production and distribution assets while servicing our retail customers. We believe the combination of our major retail relationships, unique single-vendor solution for retail customers, national network and our MIS tools is difficult to replicate. We anticipate these factors will facilitate our introduction of new purified water-related products in the future.

Ability to Attract and Retain Consumers

We offer “razor-razorblade” products designed to generate recurring demand for Primo purified bottled water (the razorblade) through the initial sale of our innovative water dispensers (the razor), which include a coupon for a free three- or five-gallon bottle of Primo purified water. We acquire new consumers and enhance recycling efforts by accepting most dispenser-compatible water bottles in exchange for a recycle ticket discount toward the purchase of a full bottle of Primo purified water. In addition, we believe our offering high-quality water dispensers enhances consumer awareness and adoption of our water bottle exchange service, increases household penetration and drives sales of our bottled water.

Efficient Business Model

Our business model allows us to efficiently offer our solution to our retail partners and centrally manage our national network without a substantial capital investment. We believe our business processes and MIS tools enable us to manage the bottling and distribution of our water, our product quality, retailer inventory levels and the return of used bottles on a centralized basis, leveraging our invested capital and personnel. We believe our water bottle exchange service is unique in that we are not required to make a significant portion of the capital investment required to operate our exchange service nationwide and our independent bottlers and distributors often are able to augment their current production capacity and leverage their existing bottling and distribution assets. In addition, the flow of payments between the retailer and our bottlers and distributors is controlled efficiently through electronic data interchange.

Benefit from Management’s Proven Track Record

We benefit greatly from management experience gained over the last 15 years in exchange businesses to implement and refine best practices and develop and maintain key business relationships. In addition to our Chief Executive Officer, our Chief Financial Officer, Senior Vice President of Operations, Vice President of Product Development and Vice President of National Accounts all held comparable positions within the Blue Rhino organization during its rapid sales and location growth. We believe this experience combined with our nationwide single-vendor solution contributed to Walmart’s recent decision to name Primo category manager for water bottle exchange and water dispensers.

Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

Increase Penetration with Existing Retail Relationships and Develop New Retail Relationships

We believe we have significant opportunities to increase store penetration with our existing retail relationships. As of December 31, 2009, our water bottle exchange service was offered at 6,000 of our top ten retailers’ nationwide locations. Such retailers present us an opportunity of approximately 7,500 additional nationwide locations. As of December 31, 2009, the Culligan Refill Business was offered at approximately 3,400 of its top ten retailers’ locations. Such retailers present the Culligan Refill Business an opportunity of approximately 6,600 additional locations.

There is minimal overlap of fewer than 100 locations where our water bottle exchange service is offered and the Culligan Refill Business is operated. Following the Culligan Refill Acquisition, we intend to further penetrate our other existing retail customers with both our water bottle exchange service and the Culligan Refill Business which collectively provide us the opportunity to be present in more than 20,000 additional locations.

Our long-term strategy includes targeting more than 50,000 total retail store locations (which includes new locations with our existing retail customers) within our primary retail categories of home centers, hardware stores, mass merchants, membership warehouses, grocery stores, drug stores and discount general merchandise stores for our water bottle exchange service or the Culligan Refill

Business. We believe that the introduction of additional hydration solutions to our product portfolio will allow us to cross-sell products to our existing and newly-acquired retail customers.

Drive Consumer Adoption Through Innovative Water Dispenser Models

We intend to continue to develop and sell innovative water dispensers at attractive retail prices, which we believe is critical to increasing consumer awareness and driving consumer adoption of our water bottle exchange service. We believe our water dispensers have appealing features that will continue to drive consumer adoption. Since we first began selling our water dispensers in 2005, we have sold over 520,000 units and have expanded our retail network from four locations as of December 31, 2007, to our current network of approximately 5,500 locations. Our long term strategy is to provide multiple purified water-based-beverages from a single Primo water dispenser, with consistent promotion of our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services to supply the purified water.

Increase Same Store Sales

We sell our water dispensers at minimal margin and provide a coupon for a free three- or five-gallon bottle of water with the sale of various water dispensers at certain retailers to drive consumer demand for our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services. We believe increasing unit sales of Primo purified bottled water is dependent on generating greater consumer awareness of the environmentally friendly and economical aspects of and the convenience associated with our purified bottled water and our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services. We expect that our branding, marketing and sales efforts will result in greater usage of our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services.

Develop and Install Other Hydration Solutions

We believe we have significant opportunities to leverage our national network and our systems and processes to offer other environmentally friendly, economical, convenient and healthy hydration solutions to our retail partners without significant increases in our centralized costs. For example, the Culligan Refill Business will provide us an established platform to offer our retail partners self-service refill vending machines that dispense drinking water into empty reusable bottles. In addition, we intend to offer our retail partners automated, self-bagging purified ice dispensers.

Pursue Strategic Acquisitions to Augment Geographic and Retail Relationships

In addition to the Culligan Refill Acquisition, we believe opportunities exist to expand through selective acquisitions, including smaller water bottle exchange businesses with established retail accounts, other on-premises self-service water refill vending machine networks and retail accounts, ice dispenser machine networks and retail accounts and water dispenser companies.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 13. You should carefully consider these risks before deciding to invest in our common stock. These risks include, among others:

•	We have incurred operating losses in the past and may incur operating losses in the future.

•	We depend on a small number of large retailers for most of our consumer sales. Our arrangements with these retailers for our bottled water exchange services and sales of our water dispensers are nonexclusive and may be terminated at will.

•	The loss of one or more of the largest retail customers of the Culligan Refill Business could materially adversely affect our business after the completion of the Culligan Refill Acquisition.

•	The success of our business depends on retailer and consumer acceptance of our water bottle exchange service and water dispensers.

•	In our bottled water business, we depend on independent bottlers, distributors and suppliers for our business to operate.

•	We may experience difficulties in integrating the Culligan Refill Business with our current business and may not be able to fully realize all of the anticipated synergies from the Culligan Refill Acquisition.

•	We operate in a highly competitive industry, face competition from companies with far greater resources than we have and could encounter significant competition from these companies in our niche market of water bottle exchange services and related products.

•	If our bottled water became contaminated, our business could be seriously harmed.

•	While many members of our senior management have experience as executives of a products and exchange services business, there can be no assurances that this experience and past success will result in our business becoming profitable.

•	Interruption or disruption of our supply chain, distribution channels or national network could adversely affect our business, financial condition and results of operations.

•	If we lose key personnel, in particular our Chairman, President and Chief Executive Officer, Billy D. Prim, or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

•	We depend on key management information systems.

Our Corporate Information

We were incorporated as a Delaware corporation on October 20, 2004. Our headquarters are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 and our telephone number is (336) 331-4000. Our website is www.primowater.com. Information on, or accessible through, our website is not a part of and is not incorporated into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Issuer	Primo Water Corporation

Common stock offered by us	shares ( shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering together with approximately $ in borrowings under our new senior revolving credit facility for the following purposes:

• $ to pay the cash portion of the purchase price for the Culligan Refill Acquisition;

• $ to redeem a portion of our outstanding Series B preferred stock and to pay accrued and unpaid dividends on all of our outstanding Series B preferred stock;

• $ to repay our 14% subordinated convertible notes due March 31, 2011;

• $ to repay borrowings under our current senior revolving credit facility; and

• $ to pay fees and expenses in connection with all of the foregoing items.

If the underwriters exercise their over-allotment option, the cash portion of the purchase price for the Culligan Refill Acquisition will be increased and the number of shares of common stock we will issue to Culligan will be decreased by an amount equal to the net cash proceeds we receive as a result of such exercise. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay any cash dividends on our common stock.

Conflict of Interest	Because more than 5% of the net offering proceeds will be used to retire the balance of our current senior revolving credit facility under which Wells Fargo Bank, N.A. is the lender, its affiliate, Wells Fargo Securities, LLC (one of the underwriters for this offering), is deemed to have a “conflict of interest” under Rule 2720 of the Financial Industry Regulatory Authority, Inc. (or “FINRA”). Accordingly, this offering will be conducted in accordance with the requirements of

Rule 2720. For more information, see “Use of Proceeds” and “Underwriting — Conflict of Interest.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “ ”.

The number of shares of our common stock that will be outstanding after this offering is based on           shares of common stock outstanding as of          , 2010. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information:

•	reflects a -for- reverse stock split of our common stock that will occur immediately prior to the closing of this offering;

•	reflects the conversion of our Series A convertible preferred stock and our Series C convertible preferred stock into common stock immediately prior to the closing of this offering;

•	reflects the conversion of 50% of our Series B preferred stock into common stock immediately prior to the closing of this offering at a ratio of : , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus;

•	reflects the redemption of the remaining 50% of our Series B preferred stock and the payment of all accrued and unpaid dividends on our Series B Preferred Stock immediately following this offering;

•	reflects our issuance of shares of our common stock with a value of $45.0 million (or shares assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to fund a portion of the purchase price for the Culligan Refill Acquisition;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series B preferred stock that will, subject to certain exceptions, expire May 31, 2016;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series C convertible preferred stock that will expire days after the closing of this offering;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued to a third party that will expire days after the closing of this offering;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our 14% subordinated convertible notes due March 31, 2011 that will expire December 30, 2019;

•	excludes an aggregate of shares of common stock issuable under our 2004 Stock Plan;

•	excludes an aggregate of shares of common stock issuable under our 2010 Omnibus Long-Term Incentive Plan, which we have adopted in connection with this offering;

•	excludes an aggregate of shares of common stock issuable under our 2010 Employee Stock Purchase Plan, which we have adopted in connection with this offering; and

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and dates indicated, our summary historical and pro forma consolidated financial and other data. The summary historical consolidated financial data as of and for the three years ended December 31, 2009 was derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the three months ended March 31, 2009 and 2010 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

The summarized unaudited pro forma financial data for the year ended December 31, 2009 and as of and for the three months ended March 31, 2010 have been prepared to give pro forma effect to (1) a      -for-      reverse stock split of our common stock, (2) the conversion of our Series A and Series C convertible preferred stock into common stock, (3) the conversion of 50% of our Series B preferred stock into common stock at a ratio of     :  , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, (4) the redemption of the remaining 50% of our Series B preferred stock and the payment of all accrued and unpaid dividends on our Series B preferred stock, (5) the sale of shares in this offering at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, (6) the consummation of the Culligan Refill Acquisition and our issuance of shares of common stock with a value of $45.0 million (or      shares assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus), (7) our entry into and making of borrowings under our new senior revolving credit facility and (8) the application of the net proceeds from this offering and borrowings under our new senior revolving credit facility for the purposes described herein, in each case as if they had occurred on January 1, 2009 with respect to statement of operations data and on March 31, 2010 with respect to balance sheet data. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Culligan Refill Acquisition and this offering been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The summary historical consolidated financial data presented below represent portions of our consolidated financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Culligan Refill Acquisition — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

											Pro Forma
	Historical											Three Months
							Three Months Ended				Year Ended	Ended
	Year Ended December 31,						March 31,				December 31,	March 31,
	2007		2008		2009		2009		2010		2009	2010
							(Unaudited)				(Unaudited)
	(in thousands, except per share data)

Consolidated statements of operations data:
Net sales		$13,453		$34,647		$46,981		$9,567		$8,829	$72,998	$14,938
Operating costs and expenses:
Cost of sales		11,969		30,776		38,771		7,652		6,922	52,414	10,169
Selling, general and administrative expenses		10,353		13,791		9,922		2,605		2,733	12,799	3,381
Depreciation and amortization		3,366		3,618		4,205		1,034		995	7,891	1,918

Total operating costs and expenses		25,688		48,185		52,898		11,291		10,650	73,104	15,468

Loss from operations		(12,235)		(13,538)		(5,917)		(1,724)		(1,821)	(106)	(530)
Interest (expense) and other income, net		65		(70)		(2,257)		(477)		(720)	(1,764)	(485)

Loss from continuing operations before income taxes		(12,170)		(13,608)		(8,174)		(2,201)		(2,541)	(1,870)	(1,015)
Provision for income taxes		—		—		—		—		—	(2,013)	(502)

Loss from continuing operations		(12,170)		(13,608)		(8,174)		(2,201)		(2,541)	(3,883)	(1,517)
Loss from discontinued operations, net of income taxes		(1,904)		(5,738)		(3,650)		(486)		—	(3,650)	—

Net loss		(14,074)		(19,346)		(11,824)		(2,687)		(2,541)	(7,553)	(1,517)
Preferred dividends and beneficial conversion charge(1)		(2,147)		(19,875)		(3,042)		(761)		(582)	—	—

Net loss attributable to common stockholders		$(16,221)		$(39,221)		$(14,866)		$(3,448)		$(3,123)	$(7,533)	$(1,517)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common stockholders	$		$		$		$		$		$	$
Loss from discontinued operations attributable to common stockholders

Net loss attributable to common stockholders	$		$		$		$		$		$	$

Basic and diluted weighted average common shares outstanding:

(1)	In 2008, we recorded a non-cash beneficial conversion charge or deemed dividend of $17.6 million on our Series C preferred stock. This was a result of the adjustment of the conversion ratio on the Series C preferred stock based upon a formula taking into account our net sales for the year ending December 31, 2008, which resulted in a final conversion ratio of 1:1.92.

	As of
	December 31,	As of March 31, 2010
	2009	Actual	Pro Forma
	(in thousands)
		(Unaudited)

Consolidated balance sheet data:
Cash	$—	$522	$522
Total assets	22,368	24,722	131,919
Current portion of long-term debt	426	18,872	2
Long-term debt, net of current portion	14,403	2	24,668

				Three Months
	Year Ended December 31,			Ended
	2007	2008	2009	March 31, 2010
	(in thousands, except location data)
	(Unaudited)

Other information:
Primo water bottle exchange locations at period end	4,700	6,400	7,000	7,020
Primo water bottle units sold	1,994	3,215	3,853	965
Primo water dispenser units sold	12	177	272	62
Culligan refill vending locations at period end	4,100	4,300	4,400	4,500

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should read and consider carefully each of the risks and uncertainties described below together with the financial and other information contained in this prospectus before you decide to invest in our common stock. Our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected by any of these risks. As a result, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred operating losses in the past and expect to incur operating losses in the future. As of March 31, 2010, our accumulated deficit was approximately $94.1 million. Our losses from continuing operations were $12.2 million for the year ended December 31, 2007, $13.6 million for the year ended December 31, 2008, $8.2 million for the year ended December 31, 2009 and $2.5 million for the three months ended March 31, 2010. We have not been profitable since our inception, and we may not become profitable in the future. Our losses may continue as we incur additional costs and expenses related to branding and marketing, expansion of operations, product development and development of relationships with strategic business partners. If our operating expenses exceed our expectations, our financial performance will be adversely affected. If our sales do not grow to offset these increased expenses, we may not become profitable. If we do not achieve sustained profitability, we may be unable to continue operations.

In both our bottled water and water dispenser businesses, we depend on a small number of large retailers for most of our consumer sales. Our arrangements with these retailers for our bottled water exchange services and sales of our water dispensers are nonexclusive and may be terminated at will.

Certain retailers make up a significant percentage of our retail sales volume, such that if one or more of these retailers were to materially reduce or terminate its business with us, our sales would suffer. For 2009, Lowe’s Home Improvement, Sam’s Club and Walmart represented approximately 33%, 19% and 15% of our consolidated net sales, respectively. While we sell a small percentage of our dispensers directly to consumers through our online store, the vast majority of our sales for both of our water bottle exchange service and of our water dispensers are made through our retail partners.

While we have arrangements with certain retailers for our products and services, we cannot provide any assurance of any future sales. None of our significant retail accounts are contractually bound to offer our water dispensers or bottle exchange service. As a result, retailers can discontinue our products or services at any time and offer a competitor’s products or services, or none at all. Continued positive relations with a retailer depend upon various factors, including price, customer service, consumer demand and competition. In addition, certain of our retailers have multiple vendor policies and may seek to offer a competitor’s products or services at new or existing locations. If any significant retailer materially reduces, terminates or is unwilling to expand its relationship with us, or requires price reductions or other adverse modifications in our selling terms, our sales would suffer.

The success of our business depends on retailer and consumer acceptance of our water bottle exchange service and water dispensers.

We are a consumer products and services company operating in the highly-competitive bottled water market and rely on continued consumer demand or preference for our products and services. To generate sales and profits, we must sell products that appeal to retailers and to consumers. Our future success depends on consumer acceptance, particularly at the household level, of our bottled water products, water bottle exchange service and water dispensers. There is no guarantee that there will be significant market acceptance of our water bottle exchange service or that we will be successful in selling our water dispensers on a scale necessary to achieve sustained profitability.

The market for bottled water related products and services is evolving rapidly and we may not be able to accurately assess the size of the market or trends that may emerge and affect our business. Consumer preferences can change due to a variety of factors, including social trends, negative publicity and economic changes. If we are unable to convince current and potential retail customers and individual consumers of the advantages of our products and services, our ability to sell our bottled water products and water dispensers will be limited. Consumer acceptance also will affect, and be affected by, our existing retail partners’ and potential new retail partners’ decision to sell our products and services and their perception of the likelihood of consumers purchasing our products and services. Even if retail customers purchase our products or services, there is no guarantee that they will be successful in selling our products or services to consumers on a scale necessary for us to achieve sustained profitability. Any significant changes in consumer preferences for purified bottled water could result in reduced demand for our water bottle exchange service and our water dispensers and erosion of our competitive and financial position.

In our bottled water business, we depend on independent bottlers, distributors and suppliers for our business to operate.

We are and will continue to be for the foreseeable future, substantially dependent on independent bottlers, distributors and suppliers to bottle and deliver our bottled water products and provide our water bottle exchange service to our retail customers. We do not have our own manufacturing facilities to produce bottled water products. We are and will continue to be for the foreseeable future, entirely dependent on third parties to supply the bottle pre-forms, bottles, water and other materials necessary to operate our bottled water business. We rely on third-party supply companies to manufacture our three- and five-gallon water bottles and deliver them to our bottlers. In turn, we rely on bottlers to properly purify the water, include our mineral enhancements and bottle the finished product without contamination and pursuant to our quality standards and preparation procedures. Finally, we rely upon our distributors to deliver bottled water to our retail partners in a timely manner, accurately enter information regarding the delivery of the bottles into our management information system, manage our recycling center displays and return used bottles to the bottlers to be sanitized or crushed and recycled.

We can make no assurance that we will be able to maintain these third-party relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms. As independent companies, these bottlers, distributors and suppliers make their own business decisions. Suppliers may choose not to do business with us for a variety of reasons, including competition, brand identity, product standards and concerns regarding our economic viability. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors’ products and their own products. Some of the business for these bottlers, distributors and suppliers comes from producing or selling our competitors’ products. These bottlers, distributors and suppliers may devote more resources to other products or take other actions detrimental to our brands. In addition, their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. In addition, we will face risks associated with any bottler’s or distributor’s failure to adhere to quality control and service guidelines we establish or failure to ensure an adequate and timely supply of product and services at retail locations. Any of these factors could negatively affect our business and financial performance. If we are unable to obtain and maintain a source of supply for bottles, water and other materials, our business will be materially and adversely affected.

In our bottled water business, if our distributors do not perform to our retailers’ expectations, if we encounter difficulties in managing our distributor operations or if we or our distributors are not able to manage growth effectively, our retail relationships may be adversely impacted and business may suffer.

We rely on our distributors to deliver our three- and five-gallon bottled water and provide our water bottle exchange service to retailers. Accordingly, our success depends on our ability to manage our retail relationships through the performance of our distributor partners. The majority of our current distributors are independent and we exercise only limited influence over the resources they devote to delivery and exchange of our three- and five-gallon water bottles. Our success depends on our ability to establish and maintain distributor relationships and on the distributors’ ability to operate viable businesses. We can provide no assurance that we will be able to maintain such relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms. Our retailers impose demanding service requirements on us and we could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of bottled water at retail locations. The poor performance of a single distributor to a national retailer could jeopardize our entire relationship with that retailer and cause our bottled water sales and exchange service to suffer. In addition, the number of retail locations offering our water bottle exchange service and our corresponding sales have grown significantly over the past several years along with our national distributor network. Accordingly, our distributors must be able to adequately service an increasing number of retail accounts. If we or our distributors fail to manage our growth effectively, our bottled water sales and exchange service may suffer.

We operate in a highly competitive industry, face competition from companies with far greater resources than we have and could encounter significant competition from these companies in our niche market of water bottle exchange services and related products.

We participate in the highly competitive bottled water segment of the nonalcoholic beverage industry. While the industry is dominated by large and well-known international companies, numerous smaller firms are also seeking to establish market niches. In our business model, we not only offer three- and five-gallon bottled water but also provide consumers the ability to exchange their used containers as part of our exchange service. While we are aware of a few direct competitors that operate water bottle exchange networks at retail, we believe they operate on a much smaller scale than we do and we believe they do not have equivalent MIS tools or bottling and distribution capabilities to effectively support major retailers nationwide. Competitive factors with respect to our business include pricing, taste, advertising, sales promotion programs, product innovation, increased efficiency in production and distribution techniques, the introduction of new packaging and brand and trademark development and protection.

Our primary competitors in our bottled water business include Nestlé, The Coca-Cola Company, PepsiCo, Dr Pepper Snapple Group and DS Waters of America. While none of these companies currently offers a nationwide water bottle exchange service at retail, Nestlé and DS Waters of America offer this service on a regional basis. Many of these competitors are leading consumer products companies, have substantially greater financial and other resources than we do, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors necessary to start an exchange business at retail locations nationwide should they decide to do so. In addition to competition between companies within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including carbonated and non-carbonated soft drinks and waters, juices, sport and energy drinks, coffees, teas and spring and tap water.

We also compete directly and indirectly in the water dispenser marketplace. While we have had recent success in our sales of water dispensers to retailers, there are many large consumer products companies with substantially greater financial and other resources than we do, a larger brand presence with consumers and established relationships with retailers that could decide to enter the marketplace.

Should any of these consumer products companies so decide to enter the water dispenser marketplace, sales of our water dispensers could be materially and adversely impacted, which, in turn, could materially and adversely affect our sales of bottled water. Finally, our water bottle exchange service faces competition from other methods of purified water consumption such as countertop filtration systems, faucet mounted filtration systems, in-line whole-house filtration systems, water filtration dispensing products such as pitchers and jugs, standard and advanced feature water coolers and refrigerator-dispensed filtered and unfiltered water.

If we are unable to build and maintain our brand image and corporate reputation, our business may suffer.

We are a relatively new company, having been formed in late 2004 and commenced operations in June 2005. Our success depends on our ability to build and maintain the brand image for our existing bottled water products and services and effectively build the brand image for any new products. We cannot assure you, however, that any additional expenditures on advertising and marketing will have the desired impact on our products’ brand image and on consumer preferences. Actual or perceived product quality issues or allegations of product contamination, even if false or unfounded, could tarnish the image of our brand and may cause consumers to choose other products. Allegations of product defects or product contamination, even if untrue, may require us from time to time to recall a product from all of the markets in which the affected product was distributed. Product recalls would negatively affect our profitability and brand image. Also, adverse publicity surrounding water usage and any campaigns by activists attempting to connect our system to environmental issues, water shortages or workplace or human rights violations in certain developing countries in which we or our business partners operate, could negatively affect our overall reputation and our products’ acceptance by consumers.

Interruption or disruption of our supply chain, distribution channels or national network could adversely affect our business, financial condition and results of operations.

Our ability and that of our business partners, including suppliers, bottlers, distributors and retailers, to manufacture, sell and deliver products and services is critical to our success. Interruption or disruption of our supply chain, distribution channels or service network due to unforeseen events, including war, terrorism and other international conflicts, public health issues, natural disasters such as earthquakes, fires, hurricanes or other adverse weather and climate conditions, strikes and other labor disputes, whether occurring in the United States or abroad, could impair our ability to manufacture, sell or deliver our products and services.

If our bottled water became contaminated, our business could be seriously harmed.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. Such a failure or contamination could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated even from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

In our water dispenser business, because all of our dispensers are manufactured by two manufacturers in China, a significant disruption in the operations of these manufacturers or political unrest in China could materially adversely affect us.

We have only two manufacturers of water dispensers. Any disruption in production or inability of our manufacturers to produce quantities of water dispensers adequate to meet our needs could significantly impair our ability to operate our water dispenser business on a day-to-day basis. Our manufacturers are located in China, which exposes us to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China or developments in the U.S. that are adverse to trade, including enactment of protectionist legislation. In addition, our dispensers are shipped directly from the manufacturer to our retail partners. Although we routinely inspect and monitor our manufacturing partners’ activities and products, we rely heavily upon their quality controls when producing and delivering the dispensers to our retail partners. Any of these matters could materially adversely affect our water dispenser business and, as a result, our profitability.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered. In addition, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

We are highly dependent upon the services of our senior management because of their experience, industry relationships and knowledge of the business. We are particularly dependent on the services of Billy D. Prim, our Chairman, President and Chief Executive Officer. We do not have a formal succession plan in place for Mr. Prim. While our employment agreements with members of our senior management include customary confidentiality, non-competition and non-solicitation covenants, there can be no assurance that such provisions will be enforceable or adequately protect us. The loss of one or more of our key employees could seriously harm our business and we may not be able to attract and retain individuals with the same or similar level of experience or expertise. We face competition for qualified employees from numerous sources and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations, prospects and the level of competition then prevailing in the market for qualified personnel. Failure to recruit and retain such personnel could materially adversely affect our business, financial condition and results of operations.

While many members of our senior management have experience as executives of a products and exchange services business, there can be no assurances that this experience and past success will result in our business becoming profitable.

Many members of our senior management have had experience as senior managers of a company engaged in the supply, distribution and exchange of propane gas cylinders. While the business model for that company and the model for our business are similar, the propane gas industry and the bottled water industry are very different. For example, there are no assurances that consumer demand will exist for our bottled water products, water bottle exchange service or water dispensers sufficient to enable us to be profitable. While we believe our business model will be successful, any similarity between our business model and that of our senior management’s predecessor employer should not be viewed as an indication that we will be profitable.

The consolidation of retail customers may adversely impact our operating margins and profitability.

Our customers, such as mass merchants, supermarkets, warehouse clubs, food distributors and drug and pharmacy stores, have consolidated in recent years and consolidation may continue. As a result of these consolidations, our large retail customers may seek lower pricing or increased promotions from us. If we fail to respond to these trends in our industry, our volume growth could slow or we may need to lower prices or increase trade promotions and consumer marketing for our products and services, both of which would adversely affect our financial results. These retailers may use floor or shelf space currently used for our products and services for their own private label products and services. In addition, retailers are increasingly carrying fewer brands in any one category and our results of operations will suffer if we are not selected by our significant customers to remain a vendor. In the event of consolidation involving our current retailers, we may lose key business if the surviving entities do not continue to purchase products or services from us.

Adverse weather conditions could negatively impact our business.

Unseasonable or unusual weather may negatively impact demand for our products. The sales of our bottled water products and water dispensers are influenced to some extent by weather conditions in the markets in which we operate. Unusually cool or rainy weather may reduce temporarily the demand for our products and contribute to lower sales, which would have an adverse effect on our results of operations for such periods.

We depend on key management information systems.

We depend on our management information systems (MIS) to process orders, manage inventory and accounts receivable, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products and services on a timely basis. Any disruption in the operation of our MIS tools, the loss of employees knowledgeable about such systems, the termination of our relationships with third-party MIS partners or our failure to continue to effectively modify such systems as business expands could require us to expend significant additional resources or to invest additional capital to continue to manage our business effectively, and could even affect our compliance with public reporting requirements. Additionally, our MIS tools are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

Water scarcity and poor quality could negatively impact our long-term profitability.

Water is a limited resource facing unprecedented challenges from overexploitation, population growth, increasing pollution, poor management and climate change. As demand for water continues to increase and as water becomes scarcer and the quality of available water deteriorates, our business may incur increasing costs or face capacity constraints which could adversely affect our profitability or net sales in the long run.

We may pursue acquisitions and investments in new product lines, businesses or technologies that involve numerous risks, which could disrupt our business or adversely affect our financial condition and results of operations.

In addition to the Culligan Refill Acquisition, we may in the future acquire or invest in new product lines, businesses or technologies to expand our current bottled water products and services. Acquisitions present a number of potential risks and challenges that could disrupt our business operations, increase our operating costs or capital expenditure requirements and reduce the value of the acquired product line, business or technology. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms or at all. The process of negotiating acquisitions and integrating acquired products, services, technologies, personnel or businesses might result in significant transaction costs, operating difficulties or unexpected expenditures and might require significant management attention that would otherwise be available for ongoing development of our business. If we are successful in consummating an acquisition, we may not be able to integrate the acquired product line, business or technology into our existing business and products and we may not achieve the anticipated benefits of any acquisition. Furthermore, potential acquisitions and investments may divert our management’s attention, require considerable cash outlays and require substantial additional expenses that could harm our existing operations and adversely affect our results of operations and financial condition. To complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or incur amortization expenses and write-downs of acquired assets, any of which could dilute the interests of our stockholders or adversely affect our profitability or cash flow.

Changes in taxation requirements could affect our financial results.

We are subject to income tax in the numerous jurisdictions in which we generate net sales. In addition, our water dispensers are subject to certain import duties and sales taxes in certain jurisdictions in which we operate. Increases in income tax rates could reduce our after-tax income from affected jurisdictions, while increases in indirect taxes could affect our products’ and services’ affordability and therefore reduce demand for our products and services.

Our ability to use net operating loss carryforwards in the United States may be limited.

As of December 31, 2009, we had net operating losses of approximately $55.0 million for federal income tax purposes, which expire at various dates through 2029. To the extent available and not otherwise utilized, we intend to use any net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. Our ability to utilize net operating loss carryforwards may be limited, under this section or otherwise, by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Our financial results may be negatively impacted by the recent global financial events.

The recent global financial events have resulted in the consolidation, failure or near failure of a number of institutions in the banking, insurance and investment banking industries and have substantially reduced the ability of companies to obtain financing. These events also led to a substantial reduction in stock market valuations during 2008 and the first few months of 2009, although stock market valuations rebounded significantly in the latter half of 2009. These events could have a number of different effects on our business, including:

•	a reduction in consumer spending, which could result in a reduction in our sales volume;

•	a shift in the purchasing habits of our target consumers;

•	a negative impact on the ability of our retail customers to timely pay their obligations to us, thus reducing our cash flow;

•	a negative impact on the ability of our vendors to timely supply materials; and

•	an increased likelihood that our lender may be unable to honor its commitments under our new senior revolving credit facility.

Other events or conditions may arise directly or indirectly from the global financial events that could negatively impact our business.

Risks Relating to Regulatory and Legal Issues

Our products and services are heavily regulated at both the state and federal level. If we are unable to continue to comply with applicable regulations and standards in any jurisdiction, we might not be able to sell our products in that jurisdiction or they could be recalled, and our business could be seriously harmed.

The production, distribution and sale in the United States of our products are subject to the Federal Food, Drug and Cosmetic Act; the Occupational Safety and Health Act; the Americans with Disabilities Act (the “ADA”); the Lanham Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, promotion, labeling and ingredients of such products. For example, measures have been enacted in various localities and states that require a deposit to be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in various jurisdictions. We anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels.

The U.S. Food and Drug Administration (the “FDA”) regulates bottled water as a food under the federal Food, Drug and Cosmetic Act. Our bottled water must meet FDA requirements of safety for human consumption, identity, quality and labeling. Further, any claims we make in marketing our products, such as claims related to the beneficial health effects of drinking water, are subject to FDA’s advertising and promotion requirements and restrictions. In addition, the FDA has established current good manufacturing practices, regulations which govern the facilities, methods, practices and controls used for the processing, bottling and distribution of bottled drinking water. We and our third-party bottling and distribution partners are subject to these requirements. In addition, all public drinking water must meet Environmental Protection Agency standards established under the Safe Drinking Water Act for mineral and chemical concentration and drinking water quality and treatment. We also must comply with overlapping and, in some cases, inconsistent state regulations in a variety of areas. These state-level regulations, among other things, set standards for approved water sources and the information that must be provided and the basis on which any therapeutic claims for water may be made. We must expend resources to continuously monitor state legislative and regulatory activities in order to identify and ensure compliance with laws and regulations that apply to our bottled water business in each state in which we operate.

Additionally, the manufacture, sale and use of resins used to make water bottles are subject to regulation by the FDA. These regulations relate to substances used in food packaging materials, not with specific finished food packaging products. Our beverage containers are deemed to be in compliance with FDA regulations if the components used in the containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.

The Consumer Product Safety Commission, FDA or other applicable regulatory bodies may require the recall, repair or replacement of our products if those products are found not to be in compliance with applicable standards or regulations. The failure of our third party manufacturers or bottlers to produce merchandise that adheres to our quality control standards could damage our reputation and lead to customer litigation against us. If our manufacturers or distributors are unable or unwilling to recall products failing to meet our quality standards, we may be required to remove merchandise or recall those products at a substantial cost to us. We may be unable to recover costs related to product recalls.

We believe that our self-imposed standards meet or exceed those set by federal, state and local regulations. Nevertheless, our failure or the failure of our suppliers, bottlers or distributors to comply with federal or state laws, rules or regulations could subject us to potential governmental enforcement action for violation of such regulations, which could result in warning letters, fines, product recalls or seizures, civil or criminal penalties and/or temporary or permanent injunctions, each of which could materially harm our business, financial condition and results of operations. In addition, our failure, or even our perceived failure, to comply with applicable laws, rules or regulations could cause retailers and others to determine not to do business with us or reduce the amount of business they do with us.

In January 2010, the U.S. Food and Drug Administration issued an updated report regarding bisphenol A, or BPA, a chemical used in food and beverage packaging and other products that can possibly have adverse health effects on consumers, particularly on young children. The three- and five- gallon polycarbonate plastic bottles that we use to bottle our water contain BPA. Any significant change in perception by our customers or government regulation of polycarbonate plastic in food and beverage products could adversely affect our operations and financial results.

In January 2010, the U.S. Food and Drug Administration issued an updated report regarding its current perspective on the safety of BPA in food packaging materials, asserting the need for additional studies on BPA and issuing its interim public health recommendations. BPA is an industrial chemical used to make hard, clear plastic known as polycarbonate, which is currently used in our three- and five-gallon water bottles. BPA is regulated by the FDA as an indirect food additive. While the FDA notes that studies employing standardized toxicity tests support the safety of human exposure to BPA at the low levels currently experienced by consumers, the FDA’s report additionally acknowledges the results of certain recent studies which suggest some concern regarding potential developmental and behavioral effects of BPA exposure, particularly on infants and young children.

The FDA is continuing to evaluate these low dose toxicity studies, as well as other recent peer-reviewed studies related to BPA, and has solicited public comment and inter-agency scientific input in connection with updating its formal assessment of the safety of BPA for use in food contact applications. In the interim, the FDA’s public health recommendations include taking reasonable steps to reduce exposure of infants to BPA in the food supply and working with industry to support and evaluate manufacturing practices and alternative substances that could reduce exposure in other populations. Further, the FDA indicates that it plans to review its existing authority to shift to a more robust regulatory framework for oversight of BPA.

Consistent with the findings of numerous international regulatory bodies, we believe that the scientific evidence suggests that polycarbonate plastic made with BPA is a safe packing material for all consumers. Nonetheless, media reports and the FDA report have prompted concern in our marketplace among existing and potential customers. It is possible that developments surrounding this issue could lead to adverse effects on our business. Such developments could include:

•	Increased publicity that changes public or regulatory perception regarding packaging that uses BPA, so that significant numbers of consumers stop purchasing products that are packaged in polycarbonate plastic.

•	The emergence of new scientific evidence that suggests that the low doses of BPA to which consumers may be exposed when using polycarbonate plastic is unsafe.

•	Interpretations of existing evidence by the FDA or other regulatory agencies that lead to prohibitions on the use of polycarbonate plastic as packaging for consumable products.

•	The listing of BPA by California’s Office of Environmental Health Hazard Assessment on the state’s Proposition 65 list, which would require us to label our products with information about BPA content and could obligate us to evaluate the levels of exposure to BPA associated with the use of our products.

•	The inability of sellers of consumable products to find an adequate supply of alternative packaging if polycarbonate plastic containing BPA becomes an undesirable or prohibited packaging material.

In addition, federal, state and local governmental authorities have and continue to introduce proposals intended to restrict or ban the use of BPA in food packaging materials. At this juncture, we cannot predict with certainty whether or when any such proposals may be enacted or what impact they may have on our business.

If any of these events were to occur, our sales and operating results could be materially adversely affected.

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our business, results of operations and financial condition or result in the loss of use of products or services.

We have filed certain patent applications and trademark registration applications and intend to seek additional patents, to develop additional trademarks and seek federal registrations for such trademarks and to develop other intellectual property. We consider our Primo name and related trademarks and our other intellectual property to be valuable to our business and the establishment of a national branded bottled water exchange program. We rely on a combination of patent, copyright, trademark and trade secret laws and other arrangements to protect our proprietary rights and could incur substantial expense to enforce our rights under such laws. A number of other companies, however, use trademarks similar or identical to the Primo® mark to identify their products, and we may not be able to stop these other companies from using such trademarks. The requirement to change any of our trademarks, service marks or trade names could entail significant expense and result in the loss of any goodwill associated with that trademark, service mark or trade name. While we have filed, and intend to file in the future, patent applications, where appropriate, and to pursue such applications with the patent authorities, we cannot be sure that patents will be issued on such applications or that any issued patents will not be successfully contested by third parties. Also, since issuance of a patent does not prevent other companies from using alternative, non-infringing technology or designs, we cannot be sure that any issued patents, or patents that may be issued to others and licensed to us, will provide significant or any commercial protection, especially as new competitors enter the market.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development, business processes and operating activities. We seek to protect this information through appropriate efforts to maintain its secrecy, including confidentiality agreements. We cannot be sure that these efforts will be successful or that confidentiality agreements will not be breached. We also cannot be sure that we would have adequate remedies for any breach of such agreements or other misappropriation of our trade secrets, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. Where necessary, we may initiate litigation to enforce our patent or other intellectual property rights. Any such litigation may require us to spend a substantial amount of time and money and could distract management from its day-to-day operations. Moreover, there is no assurance that we will be successful in any such litigation or that such litigation will not result in successful counterclaims or challenges to the validity of our intellectual property rights. Our failure to successfully develop intellectual property, or to successfully obtain, maintain and enforce patents, trademarks and other intellectual property, could affect our ability to distinguish our products and services from those of our competitors and could cause our sales to suffer.

Our business and our ability to provide products and services may be impaired by claims that we infringe the intellectual property rights of others. Vigorous protection and pursuit of intellectual property rights characterize the consumer products industry. These traits can result in significant, protracted and materially expensive litigation. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or utilize our business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, providing services and utilizing business methods and require us to redesign or, in the case of trademark claims, re-brand our Company, products or services, any of which could have a material adverse effect on our business, results of operations or financial condition.

Legislative and executive action in state and local governments enacting local taxes on bottled water to include multi-gallon bottled water could adversely affect our business and financial results.

Regulations have been enacted or proposed in some localities where we operate to enact local taxes on bottled water. These actions are purportedly designed to discourage the use of bottled water due in large part to concerns about the environmental effects of producing and discarding large numbers of plastic bottles. While we have not to date directly experienced any adverse effects from these concerns, and we believe that our products are sufficiently different from those affected by recent enactments, there is no assurance that our products will not be subject to future legislative and executive action by state and local governments, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation or legal proceedings could expose us to significant liabilities, including product liability claims, and damage our reputation.

We are from time to time party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. If our products are not properly manufactured or designed, personal injuries or property damage could result, which could subject us to claims for damages. The costs associated with defending product liability and other claims, and the payment of damages, could be substantial. Our reputation could also be adversely affected by such claims, whether or not successful.

We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. A successful claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition.

Risks Relating to This Offering and Our Common Stock

There has not been a public market for our shares and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Prior to this offering, there has been no public market for our common stock. Although we have applied to list the common stock on the Nasdaq Global Market, an active public market for our shares may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price, or at all. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The value of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	termination of lock-up agreements or other restrictions on the ability of our existing stockholders to sell their shares after this offering;

•	fluctuations in the stock prices of our peer companies or in stock markets in general; and

•	general economic or political conditions.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of a large number of our shares of common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to sell equity securities in the future at a time and at a price that we deem appropriate. After the closing of this offering, we will have           shares of common stock (           shares if the underwriters exercise their option to purchase additional shares in full) outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and certain stockholders (including Culligan) have agreed, subject to certain exceptions, with the underwriters not to offer, sell, contract to sell or otherwise dispose of any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. These shares will represent     % of our outstanding common stock after this offering (or     % if the underwriters exercise their option to purchase additional shares in full). As restrictions on resale end, the market price of our common stock could decline if the holders of the restricted shares sell them or are perceived by the market as intending to sell them. Thomas Weisel Partners LLC (or Wells Fargo Securities, LLC and Thomas Weisel Partners LLC in the case of Culligan) may, in its (or their) sole discretion, release any of these shares from these restrictions at any time without notice. See “Shares Eligible for Future Sale” and “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. We have agreed with Culligan to use our commercially reasonable efforts to register for resale within 181 days of the closing of the Culligan Refill Acquisition all shares of our common stock we are issuing to Culligan in payment of a portion of the purchase price for the Culligan Refill Business. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions or in order to raise capital for other purposes. The amount of shares of our common stock issued in connection with these matters could constitute a material portion of our then-outstanding shares of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $      per share, the mid-point of the range set forth on the cover of this prospectus, dilution per share in this offering will be $      per share (or     % of the price). Further, if we issue additional equity securities to raise additional capital, your ownership interest in our Company may be diluted and the value of your investment may be reduced. See “Dilution.”

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock. In particular, Billy D. Prim, our Chairman, Chief Executive Officer and President, will beneficially own approximately     % of our outstanding shares of common stock upon completion of this offering. In addition, Culligan will own approximately     % of our outstanding shares of common stock upon completion of this offering and the Culligan Refill Acquisition. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our Company more difficult without the approval of our Board of Directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	eliminate the ability of our stockholders to act by written consent;

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and

•	establish a classified board of directors the members of which will serve staggered three-year terms.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Since we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. The agreements governing our indebtedness also restrict our ability to pay dividends. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the U.S. Securities and Exchange Commission, or SEC, and The Nasdaq Stock Market, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

If we do not timely satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our common stock could be adversely affected.

As a company with publicly-traded securities, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002. This law requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal control over financial reporting. The cost to comply with this law will affect our net income adversely. Any delays or difficulty in satisfying the requirements of Section 404 could, among other things, cause investors to lose confidence in, or otherwise be unable to rely on, the accuracy of our reported financial information, which could adversely affect the trading price of our common stock. In addition, failure to comply with Section 404 could result in The Nasdaq Stock Market imposing sanctions on us, which could include the delisting of our common stock.

Risks Relating to the Culligan Refill Acquisition

We may not be able to consummate the Culligan Refill Acquisition.

We have entered into an asset purchase agreement with Culligan to acquire the Culligan Refill Business. The closing of this acquisition is subject to the consummation of this offering and the satisfaction of customary closing conditions. In addition, the asset purchase agreement is subject to termination by either party under certain circumstances, such as if the closing has not occurred on or before December 31, 2010. We cannot assure you that we will consummate the Culligan Refill Acquisition on favorable terms, or at all.

We do not intend to close this offering unless we believe the Culligan Refill Acquisition will close promptly thereafter. However, if this offering is consummated and we are unable to consummate the Culligan Refill Acquisition, then the portion of the net proceeds anticipated to be used in the acquisition will instead be available for general corporate purposes, including investment in our operations or to further our business or growth strategies. Management will retain broad discretion over the use of these proceeds. Stockholders may disagree with our use of these proceeds and our use of these proceeds may not yield a significant return or any return at all.

The loss of one or more of the largest retail customers of the Culligan Refill Business could materially adversely affect our business after the completion of the Culligan Refill Acquisition.

For the year ended December 31, 2009, Walmart accounted for 65% of the net sales of the Culligan Refill Business. The contractual commitments of the Culligan Refill Business with its retail customers are not long-term in nature. We could suffer significant setbacks in our results of operations if the Culligan Refill Business lost Walmart or any of its other large retail customers, or if these retail customers’ plans or markets were to change significantly. Should any of these events occur they would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience difficulties in integrating the Culligan Refill Business with our current business and may not be able to fully realize all of the anticipated synergies from the proposed Culligan Refill Acquisition.

We may not be able to fully realize all of the anticipated synergies from the proposed Culligan Refill Acquisition. The ability to realize the anticipated benefits of the acquisition will depend, to a large extent, on our ability to successfully integrate the Culligan Refill Business with our current business. The integration of two independent businesses is a complex, costly and time-consuming process. In addition, we will be integrating a business that is different from the business we currently operate in several respects, including with respect to the types of products and services offered, the manner in which such products and services are provided to retail customers and pricing dynamics. As a result, we will be required to devote significant management attention and resources to integrating our business practices and operations with those of the Culligan Refill Business. This integration process may disrupt the Culligan Refill Business or our current business and, if implemented ineffectively, would preclude realization of the full benefits we expect to realize. The failure to meet the challenges involved in integrating successfully the operations of the Culligan Refill Business with ours or otherwise to realize the anticipated benefits of the acquisition transaction could cause an interruption of, or a loss of momentum in, our business activities or those of the Culligan Refill Business, and could seriously harm our results of operations. In addition, the overall integration may result in unanticipated problems, expenses, liabilities, competitive responses, loss of customer and supplier relationships, and diversion of management’s attention. The challenges we face in integrating the operations of the Culligan Refill Business with ours include, among others:

•	maintaining employee morale and retaining and hiring key personnel;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically dispersed organizations;

•	addressing unanticipated issues in integrating information technology, communications and other systems; and

•	managing tax costs or inefficiencies associated with integrating operations.

In addition, even if the Culligan Refill Business were to be integrated successfully with our current business, we may not realize the full benefits of the acquisition transaction, including synergies, cost savings or sales or growth opportunities. These benefits may not be achieved within the anticipated timeframe, or at all. You should not consider the pro forma financial data to be indicative of actual results had the Culligan Refill Acquisition been consummated on the dates indicated, or indicative of our future operating results or financial position following the consummation of the Culligan Refill Acquisition.

The loss of key employees involved in the Culligan Refill Business could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If key employees involved in the Culligan Refill Business were to leave and it became necessary to hire new employees to manage this business, we could experience difficulties in finding qualified personnel. Jeanne Cantu and Carl Werner, the Vice President and General Manager and the Controller, respectively, of the Culligan Refill Business have each entered into a two-year employment agreement with us that is effective upon the closing of the Culligan Refill Acquisition and contains customary confidentiality, noncompetition and nonsolicitation provisions. We cannot guarantee that either of these employees or any other key employees of the Culligan Refill Business will not terminate his or her employment with us following the completion of the Culligan Refill Acquisition, which could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the strategies of the retail customers of the Culligan Refill Business could materially adversely affect our business.

Most major retailers continually evaluate and often modify their in-store retail strategies, including product placement, store set-up and design and demographic targets. The Culligan Refill Business could suffer significant setbacks in net sales and operating income if one or more of its retail customers modified its current retail strategy resulting in a termination or reduction of its business relationship with the Culligan Refill Business, a reduction in store penetration or an unfavorable product placement within such retailer’s stores, any or all of which could materially adversely affect our business, financial condition, results of operations and cash flows.

We may be required to make substantial capital expenditures in connection with maintaining equipment related to the Culligan Refill Business and growing the Culligan Refill Business.

Maintenance of refill equipment located at the stores of current and future retail customers of the Culligan Refill Business may be substantially costlier than we currently anticipate. In addition, we may incur substantial capital expenditures in growing the Culligan Refill Business. If we are required to make greater than anticipated capital expenditures in connection with either or both of these activities, our business, financial condition and cash flows could be materially and adversely effected.

We may experience difficulties in obtaining required United States and Canadian permits in order to allow us to operate the Culligan Refill Business following the closing of the Culligan Refill Acquisition. Additionally, if we are unable to comply with current or subsequently enacted regulations and standards in any jurisdiction, we may not be able to operate the Culligan Refill Business in that jurisdiction and our business could be seriously harmed.

The conduct of the Culligan Refill Business and the production, distribution, advertising, promotion, labeling, safety, sale and use of its products are subject to various laws and regulations administered by federal, state, provincial and local governmental agencies in the United States and Canada. The precise requirements imposed by these measures vary from jurisdiction to jurisdiction. In connection with the Culligan Refill Acquisition, we will be transferring or applying for new permits to conduct the Culligan Refill Business as required in the jurisdictions in which it currently operates. The permit application or transfer process may take significantly longer or be more costly than we currently anticipate. We will be required to close the Culligan Refill Acquisition if we obtain permits to operate refill vending machines representing at least 80% of the revenues of all of the refill vending machines that are part of the Culligan Refill Business for the year ended December 31, 2009. As a result, we may not be able to operate all of the refill vending machines that are part of the Culligan Refill Business after the closing until we obtain the relevant permits.

Additionally, the various current laws and regulations administered by federal, state, provincial and local governmental agencies in the United States and Canada which are applicable to the Culligan Refill Business may change or new legislation or regulations may be proposed and compliance with these new measures may be difficult or costly. Our failure or the failure of our suppliers or service providers to comply with federal, state, provincial or local laws, rules or regulations could subject us to potential governmental enforcement action for violation of such regulations, which could result in warning letters, fines, product recalls or seizures, civil or criminal penalties and/or temporary or permanent injunctions, each of which could materially harm our business, financial condition and results of operations. In addition, our failure, or even our perceived failure, to comply with applicable laws, rules or regulations could cause retailers and others to determine not to do business with us or reduce the amount of business they do with us.

We are required to rebrand the Culligan Refill Business under our Primo or another new brand and the rebranding may be more costly than anticipated or may fail to achieve its intended result.

We are required to rebrand the Culligan Refill Business within 12 months after the closing of the Culligan Refill Acquisition. Our rebranding efforts may not achieve their intended results, which include increasing our retail business. Our rebranding efforts could turn out to be substantially more expensive than we currently anticipate, which would materially adversely affect our results of operations. Additionally, the rebranding of the Culligan Refill Business could result in the loss of current Culligan Refill Business retail customers and consumers, which would prevent us from realizing the full benefits of the Culligan Refill Acquisition and would negatively affect our business, financial condition, results of operations and cash flows.

If the service providers of the Culligan Refill Business do not perform to retailer expectations, its retail relationships may be adversely impacted and business may suffer.

The Culligan Refill Business primarily relies on third-party service providers to install, maintain and repair the reverse osmosis water systems at its retail customers’ locations. These third-party service providers are also responsible for providing retail customer training with respect to the reverse osmosis water systems, submitting water for testing and conducting monthly meter readings to determine water usage for billing purposes. Accordingly, the success of the Culligan Refill Business depends on its ability to manage its retail relationships through the performance of these service providers. The significant majority of these service providers are either third-party franchisees or independent dealers and the Culligan Refill Business exercises only limited influence over the resources they devote to their responsibilities with respect to its retail customers. The success of the Culligan Refill Business currently depends on its ability to establish and maintain relationships with these third-party service providers and on the service providers’ ability to operate viable businesses. There can be no assurance that we will be able to maintain such relationships after the closing of the Culligan Refill Acquisition. Retail customers of the Culligan Refill Business impose demanding service requirements and we could suffer a loss of retailer or consumer goodwill if these service providers do not perform to the retail customers’ expectations. The poor performance of a single service provider to a major retailer could jeopardize our entire relationship with that retailer potentially preventing future installations at additional retail locations and causing sales to suffer.

We will be dependent on the network of service providers of the Culligan Refill Business and we may be unable to maintain these relationships or achieve the cost savings we anticipate creating with a post-acquisition consolidation of this network.

The Culligan Refill Business is dependent on its network of primarily independent service providers to provide a number of services with respect to its reverse osmosis water systems. After the closing of the Culligan Refill Acquisition, we will have access to this network of service providers pursuant to a dealer services agreement that we will enter into with Culligan that will extend through December 2011. There can be no assurance that the service providers will continue to provide these services after the termination of the dealer services agreement.

Additionally, we anticipate consolidating the current network of approximately 500 service providers in order to achieve cost savings. There can be no assurance that we can successfully consolidate the current network of service providers or that we will be able to achieve any cost savings if we are able to consolidate the network. If we are unable to rely on the service provider network of the Culligan Refill Business to continue providing the services currently provided or we are unable to achieve cost savings through a consolidation of this network, we may not realize the full benefits of the Culligan Refill Acquisition and our business, financial condition, results of operations and cash flows could suffer.

The Culligan Refill Business has substantial Canadian operations and is exposed to fluctuations in currency exchange rates and political uncertainties.

The Culligan Refill Business has substantial Canadian operations, and as a result, we will become subject to risks associated with doing business internationally upon the consummation of the Culligan Refill Acquisition. Risks inherent to operating internationally include:

•	changes in a country’s economic or political conditions;

•	changes in foreign currency exchange rates; and

•	unexpected changes in regulatory requirements.

To the extent the United States dollar strengthens against the Canadian dollar, our foreign revenues and profits will be reduced when translated into United States dollars.

If the products of the Culligan Refill Business became contaminated, our business could be seriously harmed.

Culligan has adopted various quality, environmental, health and safety standards with respect to the Culligan Refill Business. However, its products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or such a contamination could occur in its operations or those of its suppliers, dealers or retail customers. Such a failure or contamination could result in expensive recalls and liability claims. Moreover, negative publicity could be generated even from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to Our Indebtedness

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely restrict our financial and operating flexibility and subject us to other risks.

Our new senior revolving credit facility will likely contain various restrictive covenants that will limit our and our subsidiaries’ ability to take certain actions. In particular, these agreements will likely limit our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments (including paying dividends on, redeeming or repurchasing capital stock);

•	make certain investments or acquisitions;

•	create liens on our assets to secure debt;

•	engage in certain types of transactions with affiliates;

•	engage in sale-and-leaseback or similar transactions; and

•	transfer or sell assets, merge, liquidate or wind-up.

Any or all of these covenants could have a material adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those to be imposed under our new senior revolving credit facility.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under any other debt instrument that we may have. If the lenders under our current or future indebtedness were to so accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness, in which event we likely would seek reorganization or protection under bankruptcy or other, similar laws.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers, bottlers, distributors and customers.

The global capital and credit markets have experienced increased volatility and disruption over the past two years, making it more difficult for companies to access those markets. There can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our suppliers, bottlers, distributors or retail customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy.

We may be unable to generate sufficient cash flow to service our debt obligations. In addition, our inability to generate sufficient cash flows to support operations and other activities without debt financing could prevent future growth and success.

Our ability to generate cash, make scheduled payments or refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and various financial, business and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt agreements.

If we are unable to generate sufficient cash flows to support capital expansion, business acquisition plans and general operating activities, and are unable obtain the necessary funding for these items through debt financing, our business could be negatively affected and we may be unable to expand into existing and new markets. Our ability to generate cash flows is dependent in part upon obtaining necessary financing at favorable interest rates. Interest rate fluctuations and other capital market conditions may prevent us from doing so.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections regarding management’s beliefs and assumptions about the industry in which we operate. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Culligan Refill Acquisition.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions identify forward-looking statements.

Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

•	our expectations regarding the use of proceeds from this offering;

•	our intentions and expectations regarding the timing of the closing of the Culligan Refill Acquisition;

•	growth in the market for purified water and increased consumer preference toward purified water relative to tap water or other beverages;

•	consumer recognition of our brand and our water bottle exchange service and water dispenser products;

•	the use of our retail relationships, single-vendor solution, national network of independent bottlers and distributors and MIS tools to facilitate our introduction of new purified water-related products in the future;

•	our opportunities to increase store penetration with our existing retail relationships and develop new retail relationships;

•	the continuing development, innovation and sale of our water dispensers;

•	our intention to offer new products and services, including self-service refill vending machines and automated, self-bagging purified ice dispensers;

•	our expectations regarding our business strategy, anticipated profitability, liquidity position, future financial performance, mix of product sales, inflation and expense levels;

•	our ability to use any net operating loss carryforwards;

•	our dividend policy;

•	our ability to attract and retain key personnel;

•	our expectations regarding additional costs connected to the growth of our business and costs related to becoming a public company; and

•	our policies regarding our executive compensation program and the level of executive compensation.

We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements we make. Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons why actual results could differ materially from those anticipated in any forward looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      million (approximately $      million if the underwriters’ over-allotment option is exercised in full). This estimate is based upon an assumed initial public offering price of $      per share, less estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering together with approximately $      in borrowings under our new senior revolving credit facility for the following purposes:

•	$60.0 million to pay the cash portion of the purchase price for the Culligan Refill Acquisition;

•	$ to redeem 50% of the outstanding shares of our Series B preferred stock and to pay accrued and unpaid dividends on all outstanding shares of our Series B preferred stock;

•	$ to repay our 14% subordinated convertible notes due March 31, 2011 (“2011 Notes”);

•	$ to repay borrowings under our current senior revolving credit facility; and

•	$ to pay fees and expenses in connection with all of the foregoing items.

Of the $     in net proceeds we intend to use to redeem 50% of the outstanding shares of Series B preferred stock and to pay accrued and unpaid dividends on all outstanding shares of Series B preferred stock, $     will be paid to directors, officers and persons known to us to be the beneficial owners of more than 5% of our common stock.

As of          , 2010, we had $15.0 million principal amount of 2011 Notes outstanding that bear interest at 14% per annum and mature on March 31, 2011. We issued the 2011 Notes on December 30, 2009 and used the proceeds of the 2011 Notes to retire $8.0 million principal amount of subordinated debt and to repay approximately $7.0 million of borrowings under our current senior revolving credit facility. Of the $     in net proceeds we intend to use to repay our 2011 Notes, $     will be used to repay 2011 Notes held by directors, officers and persons known to us to be the beneficial owners of more than 5% of our common stock. The terms of the 2011 Notes provide the noteholders the right to sell their 2011 Notes to us at an amount equal to the unpaid principal balance plus all unpaid interest that has accrued through the date of redemption upon the occurrence of an initial public offering of our common stock resulting in net proceeds to us of at least $30.0 million.

As of          , 2010, we had $      of outstanding borrowings under our current senior revolving credit facility that is scheduled to expire January 30, 2011. Interest on outstanding borrowings under this revolving credit facility is payable quarterly at our option at: (i) the greater of (A) the LIBOR Market Index Rate or (B) 2.0% plus in either case the applicable margin or (ii) the greater of (X) the Federal Funds Rate plus 0.50% or (Y) the bank’s prime rate plus in either case the applicable margin. At               , the interest rate on outstanding borrowings was     %. Borrowings under our current senior revolving credit facility during the past 12 months were incurred to grow our business (including investments in equipment and new store locations), to fund offering costs and for working capital purposes.

If the underwriters exercise their over-allotment option, the cash portion of the purchase price for the Culligan Refill Acquisition will be increased and the number of shares of common stock we will issue to Culligan will be decreased by an amount equal to the net cash proceeds we receive as a result of such exercise.

Pending use of the net proceeds of this offering, we intend to invest such net proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the development and expansion of our business. We do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities and other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis (without giving effect to the -for- reverse stock split of our common stock);

•	on a pro forma basis to give effect to the following items as if each had occurred as of March 31, 2010:

•	the -for- reverse stock split of our common stock;

•	the conversion of all of our outstanding Series A and Series C convertible preferred stock into an aggregate of shares of our common stock;

•	the conversion of 50% of our outstanding shares of Series B preferred stock into common stock at a ratio of : , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus; and

•	the redemption of the remaining 50% of our outstanding shares of Series B preferred stock and the payment of accrued and unpaid dividends on all outstanding shares of Series B preferred stock; and

•	our sale of shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us;

•	our entry into and making borrowings under the new senior revolving credit facility; and

•	the application of a portion of the net proceeds from such sale of common stock and borrowings under our new senior revolving credit facility to repay our 2011 Notes, to repay borrowings under our current senior revolving credit facility and to pay fees and expenses in connection with the foregoing; and

•	on a pro forma as adjusted basis to reflect the items described above, as well as our consummation of the Culligan Refill Acquisition, including the application of a portion of the net proceeds from such sale of common stock and borrowings under our new senior revolving credit facility to pay the cash portion of the purchase price for the Culligan Refill Acquisition and our issuance of shares of common stock with a value of $45.0 million (or shares assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to fund a portion of the purchase price for the Culligan Refill Acquisition, as if each had occurred as of March 31, 2010.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Culligan Refill Acquisition — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(in thousands, except par value data) (Unaudited)

Cash	$522	$62,272	$522

Current portion of long-term debt	$18,872	$2	$2
Long-term debt, net of current portion	2	24,668	24,668
Stockholders’ equity (deficit):
Common stock ($0.001 par value, 200,000 shares authorized and 15,203 shares issued and outstanding, actual; 70,000 shares authorized and shares issued and outstanding, pro forma, and shares issued and outstanding pro forma as adjusted)	15	15	15
Preferred stock, $0.001 par value, 100,000 shares authorized actual and 35,000 shares authorized pro forma and pro forma as adjusted
Series A convertible preferred stock, 18,755 shares issued and outstanding, actual, and no shares issued or outstanding, pro forma and pro forma as adjusted	19	—	—
Series B preferred stock, 23,280 shares issued and outstanding, actual, and no shares issued or outstanding, pro forma and pro forma as adjusted	23	—	—
Series C convertible preferred stock, 12,520 shares issued and outstanding, actual, and no shares issued or outstanding, pro forma and pro forma as adjusted	13	—	—
Additional paid-in capital	86,928	150,183	195,183

Common stock warrants	3,797	3,797	3,797
Accumulated deficit	(94,122)	(97,955)	(99,705)

Total stockholders’ equity (deficit)	(3,327)	56,040	99,290

Total capitalization	$15,547	$80,710	$123,960

The shares outstanding data in the preceding table as of March 31, 2010:

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series B preferred stock that will, subject to certain exceptions, expire May 31, 2016;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series C convertible preferred stock that will expire days after the closing of this offering;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued to a third party that will expire days after the closing of this offering;

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our 2011 Notes that will expire December 30, 2019;

•	excludes an aggregate of shares of common stock issuable under our 2004 Stock Plan;

•	excludes an aggregate of shares of common stock available for issuance under our 2010 Omnibus Long-Term Incentive Plan, which we have adopted in connection with this offering;

•	excludes an aggregate of shares of common stock available for issuance under our 2010 Employee Stock Purchase Plan, which we have adopted in connection with this offering; and

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the following items as if each had occurred as of March 31, 2010:

•	the -for- reverse stock split of our common stock;

•	the conversion of all of our outstanding Series A and Series C convertible preferred stock into an aggregate of shares of our common stock;

•	the conversion of 50% of our outstanding shares of Series B preferred stock into common stock at a ratio of : , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus; and

•	the redemption of the remaining 50% of our outstanding shares of Series B preferred stock and the payment of accrued and unpaid dividends on all outstanding shares of Series B Preferred Stock.

The pro forma net tangible book value of our common stock as of March 31, 2010, was approximately $      million, or approximately $      per share.

After giving effect to:

•	our sale of shares at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us;

•	our entry into and making borrowings of $ under the new senior revolving credit facility; and

•	the application of a portion of the net proceeds from such sale of common stock and borrowings under our new senior revolving credit facility to repay our 2011 Notes, to repay borrowings under our current senior revolving credit facility and to pay fees and expenses in connection with the foregoing;

the pro forma as adjusted net tangible book value of our common stock, as of March 31, 2010, would have been approximately $      million, or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2010	$

Increase in pro forma net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering (“Post-Offering Pro Forma Net Tangible Book Value Per Share”)		$

Dilution per share to new investors		$

After giving effect to each of the items listed above and:

•	our consummation of the Culligan Refill Acquisition and our issuance of shares of common stock with a value of $45.0 million (or shares assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) to fund a portion of the purchase price for the Culligan Refill Acquisition; and

•	the application of a portion of the net proceeds from such sale of common stock and borrowings under our new senior revolving credit facility to pay the cash portion of the purchase price for the Culligan Refill Acquisition;

the net tangible book value of our common stock, as of March 31, 2010 on a pro forma basis as further adjusted to give effect to the Culligan Refill Acquisition, would have been approximately $      million, or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Initial public offering price per share		$
Post-Offering Pro forma Net Tangible Book Value Per Share as of March 31, 2010	$

[Increase] in pro forma net tangible book value per share attributable to consummation of the Culligan Refill Acquisition	$
Pro forma as adjusted net tangible book value per share after giving effect to the Culligan Refill Acquisition		$

Dilution per share as a result of the Culligan Refill Acquisition		$

Total dilution attributable to all transactions described above		$

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value per share to existing stockholders of $      per share and an immediate dilution in pro forma as adjusted net tangible book value per share to new investors of $      per share based upon the assumed initial public offering price of $      per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after this offering by $      per share and increase or decrease, respectively, the pro forma as adjusted dilution per share of common stock to new investors in this offering by $      per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option, the cash portion of the purchase price for the Culligan Refill Acquisition will be increased and the number of shares of common stock we will issue to Culligan will be decreased by an amount equal to the net cash proceeds we receive as a result of such exercise.

The following table summarizes, as of March 31, 2010, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		100%	$	100%	$

The discussion and tables above are based on           shares of common stock outstanding as of March 31, 2010, on a pro forma as adjusted basis, and in addition to the adjustments described above:

•	excludes shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series B preferred stock that will, subject to certain exceptions, expire May 31, 2016;

•	exclude shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with our Series C convertible preferred stock that will expire days after the closing of this offering;

•	exclude shares of common stock issuable upon the exercise of warrants to purchase common stock issued to a third party that will expire days after the closing of this offering;

•	exclude shares of common stock issuable upon the exercise of warrants to purchase common stock issued in connection with 2011 Notes that expire December 30, 2019;

•	exclude an aggregate of shares of common stock issuable under our 2004 Stock Plan;

•	exclude an aggregate of shares of common stock issuable under our 2010 Omnibus Long-Term Incentive Plan, which we have adopted in connection with this offering;

•	exclude an aggregate of shares of common stock issuable under our 2010 Employee Stock Purchase Plan, which we have adopted in connection with this offering; and

•	assume no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data is derived from our historical consolidated financial statements and the historical combined financial statements of the Culligan Refill Business, both of which are included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, the combined financial statements of the Culligan Refill Business and related notes included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Culligan Refill Acquisition — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information appearing elsewhere in this prospectus.

In the Culligan Refill Acquisition, we would acquire certain of Culligan’s assets related to its business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada. This business also sells empty reusable water bottles for use at refill vending machines. Pursuant to the asset purchase agreement, we will purchase these assets for a total purchase price of $105.0 million, consisting of a cash payment of $60.0 million and the issuance of shares of our common stock with a value of $45.0 million (or          shares, assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus), all subject to a working capital adjustment. The cash portion of the purchase price will be increased and the number of shares of common stock we will issue will be decreased by an amount equal to the net cash proceeds we receive from any exercise of the underwriters’ over-allotment option. Assuming no exercise of the underwriters’ over-allotment option, the shares of our common stock we will issue to Culligan will represent approximately     % of our issued and outstanding shares of common stock after giving effect to this offering.

The unaudited pro forma statements of operations data for the year ended December 31, 2009 and the three months ended March 31, 2010, and unaudited pro forma balance sheet data as of March 31, 2010 have been prepared to give pro forma effect to (1) a  -for-   reverse stock split of our common stock, (2) the conversion of our Series A and Series C convertible preferred stock into common stock, (3) the conversion of 50% of our Series B preferred stock into common stock at a ratio of  :   , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, (4) the redemption of the remaining 50% of our Series B preferred stock and the payment of all accrued and unpaid dividends on our Series B preferred stock, (5) the sale of shares in this offering at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, (6) our entry into and making of borrowings under our new senior revolving credit facility and (7) the application of the net proceeds from this offering and borrowings under our new senior revolving credit facility for the purposes described herein. The unaudited pro forma statements of operations data for the year ended December 31, 2009 and the three months ended March 31, 2010 and the unaudited pro forma balance sheet data as of March 31, 2010 have been further adjusted to give pro forma effect to the consummation of the Culligan Refill Acquisition and our issuance of shares of common stock with a value of $45.0 million (or      shares assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus). These pro forma adjustments have been made, in the case of the statements of operations data, as if these events had occurred on January 1, 2009 and, in the case of the balance sheet data, as if these events had occurred on March 31, 2010. We will account for the Culligan Refill Acquisition as a business combination in accordance with the acquisition method. The unaudited pro forma consolidated financial statements presented below are based upon preliminary estimates of purchase price allocations and do not reflect any anticipated operating efficiencies or cost savings from the integration of the Culligan Refill Business into our business.

The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data. The unaudited pro forma consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Culligan Refill Acquisition and this offering been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

PRIMO WATER CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2010

		Pro Forma
		Adjustments		Pro Forma		Pro Forma
		for the Conversion		Immediately		Adjustments		Pro Forma
	Primo Water	of Preferred Stock		Following	Culligan Refill	Relating to the		Following the
	Corporation	and This Offering		This Offering	Business	Acquisition		Acquisition
	(in thousands)

ASSETS
Current assets:
Cash	$522	$61,750(a	)	$62,272	$—	$(61,750	)(k)(l)	$522
Accounts receivable, net	3,033	—		3,033	2,689	—		5,722
Inventories	1,986	—		1,986	302	—		2,288
Prepaid expenses and other current assets	1,256	—		1,256	1,180	(319	)(k)	2,117

Total current assets	6,797	61,750		68,547	4,171	(62,069)		10,649
Bottles, net	2,115	—		2,115	—	—		2,115
Property and equipment, net	13,842	—		13,842	8,259	4,319	(k)	26,420
Goodwill	—	—		—	21,900	51,738	(k)	73,638
Intangible assets, net	1,014	—		1,014	1,708	15,292	(k)	18,014
Intercompany receivable, net	—	—		—	22,552	(22,552	)(k)	—
Other assets	954	129(b	)	1,083	690	(690	)(k)	1,083

Total assets	$24,722	$61,879		$86,601	$59,280	$(13,962)		$131,919

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,700	$(525	)(c)	$3,175	$1,161	$—		$4,336
Accrued expenses and other current liabilities	4,405	(2,759	)(d)	1,646	907	—		2,553
Current portion of long-term debt, capital leases and notes payable	18,872	(18,870	)(e)	2	—	—		2

Total current liabilities	26,977	(22,154)		4,823	2,068	—		6,891
Long-term debt, capital leases and notes payable, net of current portion	2	24,666	(f)	24,668	—	—		24,668
Other long-term liabilities	1,070	—		1,070	1,792	(1,792	)(k)	1,070

Total liabilities	28,049	2,512		30,561	3,860	(1,792)		32,629
Commitments and contingencies

Stockholders’ equity (deficit)
Common stock	15	—		15	—	—		15
Series A preferred stock	19	(19	)(g)	—	—	—		—
Series B preferred stock	23	(23	)(h)	—	—	—		—
Series C preferred stock	13	(13	)(g)	—	—	—		—
Additional paid-in capital	86,928	63,255	(i)	150,183	—	45,000	(k)	195,183
Common stock warrants	3,797	—		3,797	—	—		3,797
Parent company equity	—	—		—	55,420	(55,420	)(k)	—
Accumulated deficit	(94,122)	(3,833	)(j)	(97,955)	—	(1,750	)(l)	(99,705)

Total stockholders’ (deficit) equity	(3,327)	59,367		56,040	55,420	(12,170)		99,290

Total liabilities and stockholders’ (deficit) equity	$24,722	$61,879		$86,601	$59,280	$(13,962)		$131,919

(a)	Reflects estimated net proceeds of $72.4 million from this offering (gross proceeds of $80.0 million less $7.6 million in underwriting discounts and commissions and offering expenses payable by us) and $24.7 million in borrowings under our new senior revolving credit facility, less the repayment of $15.0 million of 2011 Notes, the repayment of $4.4 million of borrowings under our current senior revolving credit facility, the redemption of $11.6 million of the Series B preferred stock, the payment of $2.7 million in accrued dividends on the Series B preferred stock, the payment of $0.5 million of accrued interest on the 2011 Notes and our current senior revolving credit facility, and payment of $1.1 million in debt issuance costs associated with the new senior revolving credit facility.

(b)	Reflects the debt issuance costs on our new senior revolving credit facility of $1.1 million less the offset of offering costs capitalized to date in connection with this offering of $0.9 million and the write-off of $0.1 million of debt issuance costs on our current senior revolving credit facility.

(c)	Reflects payment of accrued interest of $0.5 million on the 2011 Notes.

(d)	Reflects payment of accrued and unpaid dividends on the Series B preferred stock of $2.7 million and accrued interest of $0.1 million on the current senior revolving credit facility.

(e)	Reflects repayment of $15.0 million of the 2011 Notes and $4.4 million of borrowings under our current senior revolving credit facility, net of the 2011 Notes original issue discount balance of $0.5 million, which is expensed upon the repayment.

(f)	Represents borrowings under our new senior revolving credit facility.

(g)	Reflects the conversion of the Series A and Series C convertible preferred stock into shares of common stock.

(h)	Reflects the redemption and conversion of the Series B preferred stock, with the conversion into shares of common stock at a par value of $ .

(i)	Reflects the issuance of approximately shares of common stock at a par value of $ and additional paid-in capital of $72.4 million, net of estimated offering costs including underwriting discounts and commissions and offering expenses payable by us. We offset against the net proceeds $0.9 million of offering costs capitalized to date in connection with this offering. Also reflects: (i) the redemption of 50% of the Series B preferred stock for $11.6 million; (ii) the estimated unrecognized compensation expense of $0.3 million associated with the immediate vesting of all unvested stock options upon the initial public offering; and (iii) the estimated beneficial conversion charge of $2.9 million on the conversion of 50% of the Series B preferred stock at 90% of the initial public offering price. The beneficial conversion charge is estimated using the net carrying value on the Series B of approximately $0.86 per share as compared to the value of the conversion feature of $1.11 per share resulting in an approximate $0.25 per share beneficial conversion charge. The total amount of $2.9 million will be a charge to additional paid-in capital at the time of the conversion and will reduce the net income (loss) attributable to common stockholders.

(j)	Reflects: (i) estimated unrecognized compensation expense of $0.3 million associated with the immediate vesting of all unvested stock options upon the initial public offering; (ii) expense of $0.5 million of original issue discount on the 2011 Notes upon the repayment; (iii) the estimated beneficial conversion charge of $2.9 million on the conversion of 50% of the Series B preferred stock at 90% of the initial public offering price; and (iv) the write-off of $0.1 million in debt issuance cost on our current credit facility.

(k)	Reflects the acquisition of the Culligan Refill Business and the allocation of the purchase price of $105.0 million based upon the preliminary estimates of the fair value of the identifiable assets and liabilities and the elimination of the Culligan Refill Business’s intercompany receivable, deferred taxes and equity. We have estimated the purchase price allocation as follows:

Aggregate purchase price:
Cash consideration	$60.0 million
Common stock to be issued	45.0 million

Purchase price	$105.0 million

Purchase price allocation:
Net assets acquired
Net current assets	$3.8 million
Property and equipment	12.6 million
Identifiable intangible assets	17.0 million
Goodwill	73.6 million
Culligan Refill Business liabilities assumed	(2.0) million

Aggregate purchase price	$105.0 million

The initial allocation of the purchase price to specific assets and liabilities is based, in part, upon preliminary appraisals, and is therefore subject to change. Further, since the closing date of the Culligan Refill Acquisition is not fixed, it is likely that the working capital of the Culligan Refill Business on the closing date will vary from the estimated working capital set forth in the asset purchase agreement and goodwill will be adjusted accordingly. The identifiable intangible assets consist primarily of customer lists and will be amortized over 15 years. Upon closing we will obtain an estimate of the fair value of the identifiable assets and liabilities utilizing an unrelated third party.

The value of the business was based on many factors including the cash flow generation of the business, solid customer base, length of relationship with customers, quality of the customer base, as well as the ability to use the Culligan business as a platform for growing additional refill locations, which complement the Company’s water dispenser business. The book value of the Culligan business was significantly depreciated; however, the fixed assets and customer contracts continue to have an economic life as evidenced by the strong continued cash flow generation. The premium over book value is the result of the high cash flow generation and growth potential of the business and relatively low book value.

(l)	Includes $1.8 million in estimated transaction costs to be expensed in connection with the acquisition of the Culligan Refill Business.

PRIMO WATER CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

			Pro Forma
			Adjustments		Pro Forma			Pro Forma
			for the Conversion		Immediately			Adjustments	Pro Forma
	Primo Water		of Preferred Stock		Following	Culligan Refill		Relating to the	Following the
	Corporation		and This Offering		This Offering	Business		Acquisition	Acquisition
	(in thousands, except per share amounts)

Net sales		$46,981	$—		$46,981		$26,017	$—	$72,998
Operating costs and expenses:
Cost of sales		38,771	—		38,771		13,643	—	52,414
Selling, general and administrative expenses		9,922	—		9,922		2,877	—	12,799
Depreciation and amortization		4,205	—		4,205		2,488	1,198 (c)	7,891

Total operating costs and expenses		52,898	—		52,898		19,008	1,198	73,104

Income (loss) from operations		(5,917)	—		(5,917)		7,009	(1,198)	(106)
Interest expense		(2,258)	493	(a)	(1,765)		—	—	(1,765)
Other income, net		1	—		1		—	—	1

Income (loss) from continuing operations before income taxes		(8,174)	493		(7,681)		7,009	(1,198)	(1,870)
Provisions for income taxes		—	—		—		(2,665)	652 (d)	(2,013)

Income (loss) from continuing operations		(8,174)	493		(7,681)		4,344	(546)	(3,883)
Loss from discontinued operations, net of income taxes		(3,650)	—		(3,650)		—	—	(3,650)

Net income (loss)		(11,824)	493		(11,331)		4,344	(546)	(7,533)
Preferred dividends		(3,042)	3,042	(b)	—		—	—	—

Net income (loss) attributable to common shareholders		$(14,866)	$3,535		$(11,331)		$4,344	$(546)	$(7,533)

Basic and diluted income (loss) per common share:
Income (loss) from continuing operations attributable to common stockholders	$		$		$	$		$	$
Loss from discontinued operations attributable to common stockholders

Net income (loss) attributable to common stockholders	$		$		$	$		$	$

Basic and diluted weighted average common shares outstanding

PRIMO WATER CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2010

		Pro Forma
		Adjustments		Pro Forma		Pro Forma
		for the Conversion		Immediately		Adjustments	Pro Forma
	Primo Water	of Preferred Stock		Following	Culligan Refill	Relating to the	Following
	Corporation	and This Offering		this Offering	Business	Acquisition	the Acquisition
	(in thousands, except per share amounts)

Net sales	$8,829	$—		$8,829	$6,109	$—	$14,938
Operating costs and expenses:
Cost of sales	6,922	—		6,922	3,247	—	10,169
Selling, general and administrative expenses	2,733	—		2,733	648	—	3,381
Depreciation and amortization	995	—		995	681	242 (c)	1,918

Total operating costs and expenses	10,650	—		10,650	4,576	242	15,468

Income (loss) from operations	(1,821)	—		(1,821)	1,533	(242)	(530)
Interest expense	(698)	235	(a)	(463)	—	—	(463)
Other expense, net	(22)	—		(22)	—	—	(22)

Income (loss) before income taxes	(2,541)	235		(2,306)	1,533	(242)	(1,015)
Provisions for income taxes	—	—		—	(587)	85 (d)	(502)

Net income (loss)	(2,541)	235		(2,306)	946	(157)	(1,517)
Preferred dividends	(582)	582	(b)	—	—	—	—

Net income (loss) attributable to common shareholders	$(3,123)	$817		$(2,306)	$946	$(157)	$(1,517)

Basic and diluted income (loss) per common share:
Net income (loss) attributable to common stockholders	$	$		$	$	$	$

Basic and diluted weighted average common shares outstanding

Note: The pro forma adjustments to the consolidated statements of operations do not include the nonrecurring $1.8 million in estimated transaction costs that will be expensed in connection with the acquisition of the Culligan Refill Business at the time the acquisition is completed.

(a)	Reflects the additional interest expense on the estimated borrowings on the new senior revolving credit facility, net of interest expense on the current senior revolving credit facility, for the year ended December 31, 2009 and the three months ended March 31, 2010 of $1.1 million and $0.3 million, respectively. The interest rate on the new senior revolving credit facility has been estimated at 5.75%. Also reflects: (i) the interest expense on the amortization of the debt issuance cost on our new senior revolving credit facility for the year ended December 31, 2009 and the three months ended March 31, 2010 of $0.4 million and $0.1 million, respectively; (ii) the reduction of interest expense and amortization of debt issuance costs on the 2011 Notes for the three months ended March 31, 2010 of $0.5 million and $0.1 million, respectively; and (iii) the reduction of interest expense and amortization of debt issuance costs for the year ended December 31, 2009 related to the January 2009 $10 million term loan which was repaid in December 2009 of $1.3 million and $0.7 million, respectively.
(b)	Reflects the conversion and redemption of the Series B preferred stock and the associated reduction of preferred stock dividends for the year ended December 31, 2009 and the three months ended March 31, 2010 of $3.0 million and $0.6 million, respectively.
(c)	Reflects a charge for depreciation and amortization based upon the preliminary estimate of the portion of the purchase price to be allocated to the fair value of property and equipment and identifiable intangibles for the year ended December 31, 2009 and the three months ended March 31, 2010 of $1.2 million and $0.2 million, respectively.
(d)	Reflects a reversal of the income tax provision of the combined financial statements of the Culligan Refill Business for the year ended December 31, 2009 and the three months ended March 31, 2010 of $2.7 million and $0.6 million, respectively. Our historical effective tax rate has been zero due to our recording of a valuation allowance against our deferred tax assets. We have estimated we will be subject to income tax in Canada on the Canadian operations, at an effective rate of approximately 33%. For the year ended December 31, 2009, we estimated the income tax provision to be $0.1 million. In addition, the year ended December 31, 2009 and the three months ended March 31, 2010, includes adjustments of $2.0 million and $0.5 million, respectively, for the income tax provision related to the expected amortization of goodwill for income tax purposes that will create a deferred tax liability with an indeterminate reversal date.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth, for the periods and dates indicated, our selected historical consolidated financial and other data. We prepared the selected historical consolidated financial data using our consolidated financial statements for each of the periods presented. The selected historical consolidated financial data for each year in the three-year period ended December 31, 2009, was derived from our audited historical consolidated financial statements appearing elsewhere in this prospectus, and the selected historical consolidated financial data for each year in the two-year period ended December 31, 2006, was derived from our audited historical consolidated financial statements not appearing in this prospectus. The selected historical consolidated financial data as of and for the three months ended March 31, 2009 and 2010 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

The selected historical consolidated financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Culligan Refill Acquisition — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,										Three Months Ended March 31,
	2005		2006		2007		2008		2009		2009		2010
											(Unaudited)
	(in thousands, except per share amounts)
Consolidated statements of operations data:
Net sales		$158		$6,589		$13,453		$34,647		$46,981		$9,567		$8,829
Operating costs and expenses:
Cost of sales		220		6,141		11,969		30,776		38,771		7,652		6,922
Selling, general and administrative expenses		5,968		7,491		10,353		13,791		9,922		2,605		2,733
Depreciation and amortization		716		3,681		3,366		3,618		4,205		1,034		995

Total operating costs and expenses		6,904		17,313		25,688		48,185		52,898		11,291		10,650

Loss from operations		(6,746)		(10,724)		(12,235)		(13,538)		(5,917)		(1,724)		(1,821)
Interest (expense) and other income, net		175		116		65		(70)		(2,257)		(477)		(720)

Loss from continuing operations before income taxes		(6,571)		(10,608)		(12,170)		(13,608)		(8,174)		(2,201)		(2,541)
Provision for income taxes		—		—		—		—		—		—		—

Loss from continuing operations		(6,571)		(10,608)		(12,170)		(13,608)		(8,174)		(2,201)		(2,541)
Loss from discontinued operations, net of income taxes		—		—		(1,904)		(5,738)		(3,650)		(486)		—

Net loss		(6,571)		(10,608)		(14,074)		(19,346)		(11,824)		(2,687)		(2,541)
Preferred dividends and beneficial conversion charge(1)		(851)		(1,563)		(2,147)		(19,875)		(3,042)		(761)		(582)

Net loss attributable to common stockholders		$(7,422)		$(12,171)		$(16,221)		$(39,221)		$(14,866)		$(3,448)		$(3,123)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common stockholders	$		$		$		$		$		$		$
Loss from discontinued operations attributable to common stockholders

Net loss attributable to common stockholders	$		$		$		$		$		$		$

Basic and diluted weighted average common shares outstanding

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
						(Unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash	$5,606	$7,638	$5,776	$516	$—	$522
Total assets	12,107	20,904	21,909	30,570	22,368	24,722
Current portion of long-term debt	32	74	13	7,006	426	18,872
Long-term debt, net of current portion	43	13	—	5	14,403	2
Other long-term obligations	4	—	—	481	1,048	1,070

						Three Months
	Year Ended December 31,					Ended
	2005	2006	2007	2008	2009	March 31, 2010
	(in thousands, except location amounts)
	(Unaudited)

Other information:
Primo water bottle exchange locations at period end	300	2,300	4,700	6,400	7,000	7,020
Primo water bottle units sold	14	745	1,994	3,215	3,853	965
Primo water dispenser units sold	—	—	12	177	272	62

(1)	In 2008, we recorded a non-cash beneficial conversion charge or deemed dividend of $17.6 million on our Series C preferred stock. This was a result of the adjustment of the conversion ratio on the Series C preferred stock based upon a formula taking into account our net sales for the year ending December 31, 2008, which resulted in a final conversion ratio of 1:1.92.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Consolidated Financial and Other Data” and our financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in the section of this prospectus titled “Risk Factors.”

Overview

Primo Water Corporation is a rapidly growing provider of three- and five-gallon purified bottled water and water dispensers sold through major retailers nationwide. Our business is designed to generate recurring demand for Primo purified bottled water through the sale of our innovative water dispensers. Once our bottled water is consumed using a water dispenser, empty bottles are exchanged at our recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water. We have created a nationwide single-vendor water bottle exchange service for our retail customers that requires minimal customer management supervision and store-based labor and provides centralized billing and detailed performance reports. We deliver this service utilizing our current relationships with 55 independent bottlers and 27 independent distributors and our two Company-owned distribution operations covering portions of four states, which we refer to collectively as our “national network”. As of December 31, 2009, our water bottle exchange service and water dispensers were offered in each of the contiguous United States and located in approximately 7,000 and 5,500 retail locations, respectively. For 2007, 2008 and 2009, we generated net sales of $13.5 million, $34.6 million and $47.0 million, respectively. For the three months ended March 31, 2009 and 2010, we generated sales of $9.6 million and $8.8 million, respectively.

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, when we refer to “same store sales” for our Exchange segment, we are comparing retail locations at which our water bottle exchange service had been available for at least 12 months at the beginning of the relevant period.

Business Segments

We manage our business primarily through two reporting segments: Primo Bottled Water Exchange (“Exchange”) and Primo Products (“Products”).

Our Exchange segment sells three- and five-gallon purified bottled water through retailers in each of the contiguous United States. We currently offer our exchange service at approximately 7,000 locations through point of purchase display racks and recycling centers that are prominently located at major retailers in space that is often underutilized. We service these retail locations through our national network of primarily independent bottlers and distributors.

Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water. Our Products sales are primarily generated through major U.S. retailers. Our water dispensers are sold primarily through a direct-import model, where we recognize revenues for the sale of the water dispensers when title is transferred to our retailer customers. We support retail sell-through with limited domestic inventory.

We evaluate the financial results of these segments focusing primarily on segment net sales and segment income (loss) from operations before depreciation and amortization (“segment income (loss) from operations”). We utilize segment net sales and segment income (loss) from operations because we believe they provide useful information for effectively allocating our resources between business segments, evaluating the health of our business segments based on metrics that management can actively influence and gauging our investments and our ability to service, incur or pay down debt.

Operating segments that do not meet quantitative thresholds for segment reporting are included in Other.

Cost of sales for Exchange consists of costs for bottling and related packaging materials and distribution costs for our bottled water. Cost of sales for Products consists of contract manufacturing, freight, duties and warehousing costs of our water dispensers.

Selling, general and administrative expenses for both segments consist primarily of personnel costs for sales, marketing, operations support and customer service, as well as other supporting costs for operating each segment.

Expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of compensation and other related expenses for corporate support, information systems, and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

Recent Transactions

In December 2009, we completed the divestiture of our former subsidiary, Prima Bottled Water, Inc. (“Prima”), by distributing the stock in Prima to our existing stockholders on a pro rata basis based upon each such stockholder’s proportionate ownership of our common stock, Series A preferred stock and Series C preferred stock on an as-converted basis. The assets, liabilities and results of operations of Prima are accounted for as discontinued operations. For 2007, 2008 and 2009, we recognized losses from discontinued operations of $1.9 million, $5.7 million and $3.7 million, respectively. For the three months ended March 31, 2009 and 2010, we recognized losses from discontinued operations of $0.5 million and $0, respectively.

On June 1, 2010 we entered into an asset purchase with Culligan to purchase the Culligan Refill Business. See “Culligan Refill Acquisition” on page 83 for a more detailed description of this transaction.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(in thousands)

Consolidated statements of operations data:
Net sales	$13,453	$34,647	$46,981	$9,567	$8,829
Operating costs and expenses:
Cost of sales	11,969	30,776	38,771	7,652	6,922
Selling, general and administrative expenses	10,353	13,791	9,922	2,605	2,733
Depreciation and amortization	3,366	3,618	4,205	1,034	995

Total operating costs and expenses	25,688	48,185	52,898	11,291	10,650

Loss from operations	(12,235)	(13,538)	(5,917)	(1,724)	(1,821)
Interest (expense) and other income, net	65	(70)	(2,257)	(477)	(720)

Loss from continuing operations before income taxes	(12,170)	(13,608)	(8,174)	(2,201)	(2,541)
Provision for income taxes	—	—	—	—	—

Loss from continuing operations	(12,170)	(13,608)	(8,174)	(2,201)	(2,541)
Loss from discontinued operations, net of income taxes	(1,904)	(5,738)	(3,650)	(486)	—

Net loss	(14,074)	(19,346)	(11,824)	(2,687)	(2,541)
Preferred dividends and beneficial conversion charge	(2,147)	(19,875)	(3,042)	(761)	(582)

Net loss attributable to common stockholders	$(16,221)	$(39,221)	$(14,866)	$(3,448)	$(3,123)

The following table sets forth our results of operations expressed as a percentage of net sales for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Consolidated statements of operations data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of sales	89.0	88.8	82.5	80.0	78.4
Selling, general and administrative expenses	77.0	39.8	21.1	27.2	31.0
Depreciation and amortization	25.0	10.5	9.0	10.8	11.2

Total operating costs and expenses	191.0	139.1	112.6	118.0	120.6

Loss from operations	(91.0)	(39.1)	(12.6)	(18.0)	(20.6)
Interest (expense) and other income, net	0.5	(0.2)	(4.8)	(5.0)	(8.2)

Loss from continuing operations before income taxes	(90.5)	(39.3)	(17.4)	(23.0)	(28.8)
Provision for income taxes	—	—	—	—	—

Loss from continuing operations	(90.5)	(39.3)	(17.4)	(23.0)	(28.8)
Loss from discontinued operations, net of income taxes	(14.1)	(16.5)	(7.8)	(5.1)	—

Net loss	(104.6)%	(55.8)%	(25.2)%	(28.1)%	(28.8)%

The following table sets forth our segment net sales and segment income (loss) from operations presented on a segment basis and reconciled to our consolidated loss from operations.

				Three Months
	Years Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(in thousands)

Segment Net Sales
Exchange	$10,875	$19,237	$22,638	$5,363	$5,541
Products	949	13,758	22,824	3,864	2,909
Other	1,818	1,874	1,611	386	383
Inter-company elimination	(189)	(222)	(92)	(46)	(4)

Total net sales	$13,453	$34,647	$46,981	$9,567	$8,829

Segment Income (Loss) from Operations
Exchange	$(2,834)	$(1,267)	$3,374	$695	$758
Products	(631)	(1,447)	(272)	(20)	(61)
Other	(175)	(116)	(34)	(9)	36
Inter-company elimination	—	(13)	9	—	(2)
Corporate	(5,229)	(7,077)	(4,789)	(1,356)	(1,557)
Depreciation and amortization	(3,366)	(3,618)	(4,205)	(1,034)	(995)

Loss from operations	$(12,235)	$(13,538)	$(5,917)	$(1,724)	$(1,821)

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Net Sales. Net sales for the first quarter of 2010 decreased $0.7 million or 7.7% to $8.8 million from $9.6 million in the first quarter of 2009. The decrease in sales resulted primarily from a 24.7% decrease in Products sales offset by a 3.3% increase in Exchange sales.

Exchange. Exchange net sales increased $0.2 million or 3.3% to $5.5 million in the first quarter of 2010, representing 62.8% of our total net sales in the first quarter of 2010. The increase was due to an 8.6% increase in water bottle units sold to approximately 1.0 million units sold in the first quarter of 2010. The increase in units sold was driven by an 8.1% increase in selling locations to approximately 7,020 at March 31, 2010. Same store units increased 2.2% in the first quarter of 2010 compared to the first quarter of 2009.

The average price per unit decreased 4.8% in the first quarter of 2010 compared to the first quarter of 2009 as a result of a shift in mix of transactions to 73.3% exchange and 26.7% non-exchange transactions in the first quarter of 2010 compared to 68.0% exchange and 32.0% non-exchange transactions in the first quarter of 2009. The shift in the mix of transactions is due to the increase in the overall number of repeat consumers utilizing our three- and five-gallon bottled water exchange service. This shift in mix is also impacted by the number of new locations added during a period. Locations in new markets generally have a higher percentage of non-exchange transactions as we introduce our service to new consumers. We recognize approximately twice as much revenue on non-exchange transactions as we do on exchange transactions as a result of the discount provided to consumers for the return of an empty three- or five-gallon bottle in exchange for the purchase of a new three- or five-gallon bottle of purified water. Adding new locations at which our water bottle exchange service is offered is important to our strategy of penetrating more homes with our water dispensers as expanded locations and increased water bottle availability enhance the convenience of our service to consumers.

Products. Products net sales decreased $1.0 million or 24.7% to $2.9 million in the first quarter of 2010, representing 32.9% of our total net sales in the first quarter of 2010. Dispenser sales decreased approximately 14,000 units or 18.1% to approximately 62,000 units in the first quarter of 2010. We believe the decrease in sales and units in the first quarter 2010 is primarily a result of retailers reducing their inventory levels. Water dispenser home penetration is critical to the success of our strategy of increasing sales of our complementary recurring-revenue bottled water exchange service.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 21.6% for the first quarter of 2010 from 20.0% for the first quarter of 2009.

Exchange. Gross margin as a percentage of net sales in our Exchange segment increased to 26.5% for the first quarter of 2010 from 25.8% in the first quarter of 2009 due primarily to benefits from the improvements in our supply chain, which were completed in 2009. We anticipate that gross margins will continue to see improvements as we realize the full benefits of these improvements. These benefits could be offset slightly if fuel prices continue to increase and effect freight cost negatively.

Products. Gross margin as a percentage of net sales in our Products segment decreased to 7.4% for the first quarter of 2010 from 8.6% in the first quarter of 2009 due primarily to the mix of dispensers sold in the first quarter of 2010. Our strategy is to sell our water dispensers at minimal operating profit in order to increase home penetration, which we believe will lead to increased recurring revenue, higher margin Exchange sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the first quarter of 2010 increased slightly by $0.1 million or 4.9% to $2.7 million from $2.6 million and, as a percentage of net sales, increased to 31.0% for the first quarter of 2010 from 27.2% for the first quarter of 2009.

Exchange. Selling, general and administrative expenses of our Exchange segment increased 3.1% to $0.7 million and, as a percentage of Exchange segment net sales was 12.8% in both the first quarter of 2010 and the first quarter of 2009.

Products. Selling, general and administrative expenses of our Products segment decreased 21.4% to $0.3 million in the first quarter of 2010. Selling, general and administrative expenses as a percentage of Products segment net sales increased to 9.5% for the first quarter of 2010 from 9.1% in the first quarter of 2009. The increase as a percentage of Products segment net sales is a result of the 24.7% decrease in Product net sales.

Other. Other selling, general and administrative expenses, which include our Other segment and Corporate, increased $0.2 million or 11.7% to $1.8 million in the first quarter of 2010 from $1.6 million in the first quarter of 2009, and as a percentage of consolidated net sales increased to 19.8% for the first quarter of 2010 from 16.4% in the first quarter of 2009. We expect to incur about $1.0 million annually in additional costs as a public company related to compliance, reporting and insurance.

Depreciation and Amortization. Depreciation and amortization decreased 3.8% to $1.0 million in the first quarter 2010.

Interest (Expense) and Other Income, Net. Net interest expense for the first quarter of 2010 increased to $0.7 million from $0.5 million in the first quarter of 2009. The increase is a result of an increase in the use of debt to fund business operations as well as the higher interest rate on our 2011 Notes.

Preferred Dividends and Beneficial Conversion Charge. Dividends on our Series B preferred stock decreased $0.2 million to $0.6 million in the first quarter of 2010 from $0.8 million in first quarter of 2009. In January 2009, we offered holders of our Series B preferred stock the option to suspend their current cash dividend payment of 10% in exchange for a dividend accrual of 15% for 2009. In January 2010, the dividend accrual was reduced to 10% with no cash dividend until the Series B preferred stock is redeemed. Cash dividends paid on our Series B preferred stock during the first quarter of 2010 and the first quarter of 2009 were $0.2 million and $0.6 million, respectively. At March 31, 2010 the accrued and unpaid dividends on our Series B preferred stock is $2.7 million, which is included in accrued expenses and other current liabilities in the consolidated balance sheet.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Net sales for 2009 increased $12.3 million or 35.6% to $47.0 million from $34.6 million in 2008. The increase in sales resulted primarily from a 65.9% increase in Products sales and a 17.7% increase in Exchange sales.

Exchange. Exchange net sales increased $3.4 million or 17.7% to $22.6 million in 2009, representing 48.2% of our total net sales in 2009. The increase was due to an increase in water bottle units sold of approximately 0.6 million units or 19.8% to 3.9 million units sold in 2009. The increase in units sold was driven by a same store sales increase of 7.9% as well as an 8.3% increase in selling locations to approximately 7,000 at December 31, 2009. We believe the increase in same store sales is primarily a result of two factors: first, the increase in water dispenser sales results in an increasing number of consumers of three- and five-gallon bottled water and second, as more consumers become aware of and participate in our exchange program at a particular selling location, the number of water bottle units sold at that location typically increases over comparable prior periods. During 2009, we added approximately 600 selling locations as a result of both adding new retail customers and increased penetration with our existing retail customers. The average price per unit decreased 1.7% in 2009 compared to 2008 as a result of a shift in mix of transactions to 70.9% exchange and 29.1% non-exchange transactions in 2009 compared to 63.2% exchange and 36.8% non-exchange transactions in 2008. The shift in the mix of transactions is due to the increase in the overall number of repeat consumers utilizing our three- and five-gallon bottled water exchange service compared to the number of consumers that are new to our service. We anticipate the shift in mix towards a higher percentage of exchange transactions to continue as the overall number of consumers utilizing our exchange program continues to grow. We recognize approximately twice as much revenue on non-exchange transactions as we do on exchange transactions as a result of the discount provided to consumers for the return of an empty three- or five-gallon bottle in exchange for the purchase of a new three- or five-gallon bottle of purified water. Adding new locations at which our water bottle exchange service is offered is important to our strategy of penetrating more homes with our water dispensers as expanded locations and increased water bottle availability enhance the convenience of our service to consumers.

Products. Products net sales increased $9.1 million or 65.9% to $22.8 million in 2009, representing 48.6% of our total net sales in 2009. Dispenser sales increased 95,000 units or 53% to approximately 272,000 units in 2009. The increase in sales and units in 2009 is primarily a result of a greater than 100% increase in the number of retail locations offering our dispensers to approximately 5,500 at December 31, 2009. The difference in growth rates in net sales compared to the number of retail locations at which our water dispensers are offered is the result of retail locations being added during the course of the year which did not sell our water dispensers during the entire twelve-month period. As a result, during a period in which we experience rapid growth in the number of retail locations at which our water dispensers are offered, there is a delay before the full effect of these additional retail locations is reflected in our net sales. In addition, we successfully launched several new water dispenser models which accounted for approximately 48% of the total units sold in 2009. We anticipate continuing to introduce and offer new water dispenser models. Water dispenser home penetration is critical to the success of our strategy of increasing sales of our complementary recurring-revenue bottled water exchange service.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 17.5% for 2009 from 11.2% for 2008.

Exchange. Gross margin as a percentage of net sales in our Exchange segment increased to 26.6% for 2009 from 15.2% in 2008 due primarily to decreased freight costs as a result of the addition of bottling and distribution capabilities during 2008 for which we received a full-year benefit in 2009. With these additions we believe we have sufficient bottling and distribution capabilities to service our continued growth. We anticipate slight improvements in gross margin for our Exchange segment for 2010 as we further benefit from improvements in our supply chain and realize efficiencies from our business model in which many of our variable costs are fixed.

Products. Gross margin as a percentage of net sales in our Products segment improved to 5.6% for 2009 from 0.5% in 2008 due primarily to improved pricing from retailers. Our strategy is to sell our water dispensers at minimal operating profit in order to increase home penetration, which we believe will lead to increased recurring-revenue, higher margin Exchange sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2009 decreased $3.9 million or 28.1% to $9.9 million from $13.8 million and, as a percentage of net sales, decreased to 21.1% for 2009 from 39.8% for 2008.

Exchange. Selling, general and administrative expenses of our Exchange segment decreased $1.5 million or 36.8% to $2.6 million from $4.2 million and as a percentage of Exchange segment net sales decreased to 11.7% in 2009 from 21.8% in 2008. The decrease is due to lower employee-related costs as a result of a reduction in headcount of seven employees as well as reduced levels of consulting fees and related travel and benefit costs resulting in approximately $1.0 million of the overall reduction of selling, general and administrative expenses. The additional personnel resources were related to our efforts in 2008 to expand our supply chain with more bottling and distribution capacity. During 2009 we were able to reduce these personnel resources when our supply chain reached what we believe to be an appropriate size. We were able to significantly grow our Exchange segment net sales and gross margins in 2009 despite the reduction in selling, general and administrative expenses.

Products. Selling, general and administrative expenses of our Products segment decreased as a percentage of Products segment net sales to 6.8% in 2009 from 11.1% in 2008. Our Products segment was able to significantly increase sales without the need for additional headcount or selling, general and administrative costs.

Other. Other selling, general and administrative expenses for 2009, which includes our Other segment and Corporate, decreased $2.4 million or 29.1% to $5.7 million from $8.1 million, and as a percent of consolidated net sales decreased to 12.2% for 2009 from 23.3% in 2008. The decrease is primarily due to lower employee-related costs as a result of a reduction in headcount of nine employees as well as reduced levels of consulting fees and related travel and benefit costs resulting in about $1.6 million of the overall reduction of selling, general and administrative expenses. The additional resources were related to our efforts in 2008 to expand our information system and financial infrastructure as well as our efforts to establish new business segments. While we do not expect to incur significant additional costs connected with the growth of our businesses in 2010, we do expect to incur about $1.0 million in additional costs as a public company related to compliance, reporting and insurance.

Depreciation and Amortization. Depreciation and amortization increased $0.6 million or 16.2% to $4.2 million in 2009 from $3.6 million in 2008. The increase is the result of a full year of depreciation on the $8.3 million of capital expenditures in 2008.

Interest (Expense) and Other Income, Net. Net interest expense for 2009 increased to $2.3 million from $70,000 in 2008 as a result of increased use of debt to fund business operations. We expect the proceeds from this offering to repay debt and lower future interest cost relative to that experienced during 2009.

Preferred Dividends and Beneficial Conversion Charge. Dividends on our Series B preferred stock increased $0.7 million to $3.0 million in 2009 from $2.3 million in 2008. In January 2009, we offered holders of our Series B preferred stock the option to suspend their current cash dividend payment of 10% in exchange for a dividend accrual of 15% for 2009. Cash dividends paid on our Series B preferred stock during 2009 and 2008 were $1.3 million and $2.3 million, respectively. At December 31, 2009 and 2008 the accrued and unpaid dividends on our Series B preferred stock were $2.4 million and $0.6 million, respectively, which is included in accrued expenses and other current liabilities in the consolidated balance sheet. Our Series C preferred stock is convertible into common stock at a ratio of 1:1.92, which was based upon a formula taking into account sales for 2008, compared to the original conversion ratio of 1:1. The change in the conversion resulted in a $17.6 million beneficial conversion or deemed dividend on the Series C preferred stock for 2008, which is included in the $19.9 million preferred dividends and beneficial conversion charge in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales. Net sales for 2008 increased $21.2 million or 157.5% to $34.6 million from $13.5 million in 2007. The increase in net sales resulted primarily from a 1,349.7% increase in Products sales and a 76.9% increase in Exchange sales.

Exchange. Exchange net sales increased $8.3 million to $19.2 million in 2008, representing 55.5% of our total net sales in 2008. The increase was due to an increase in water bottle units sold of 1.2 million or 61.2% to 3.2 million units sold in 2008. The increase in units was driven by a same store sales increase of 22.0% as well as a 36.1% increase in selling locations to approximately 6,400 selling locations at December 31, 2008. The average price per unit increased 9.7% in 2008 primarily as a result of a price increase implemented in mid-2008.

Products. Products net sales increased $12.8 million to $13.8 million, representing 39.7% of our total net sales in 2008. The increase is due to the successful launch of our Products business segment in late 2007. Product sales increased by approximately 165,000 units to approximately 177,000 units sold in 2008.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 11.2% for 2008 from 11.0% for 2007.

Exchange. Gross margin as a percentage of net sales in our Exchange segment increased to 15.2% for 2008 from 6.1% in 2007 due primarily to decreased freight costs as a result of the addition of 28 bottlers and ten distributors in 2008.

Products. Gross margin as a percentage of net sales in our Products segment improved to 0.5% for 2008 from (23.2)% in 2007 due primarily to limited sales volume in 2007.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, excluding impairment charges, for 2008 increased $3.4 million or 33.2% to $13.8 million from $10.4 million and, as a percentage of net sales, decreased to 39.8% for 2008 from 77.0% for 2007.

Exchange. Selling, general and administrative expenses of our Exchange segment increased $0.7 million or 19.5% to $4.2 million from $3.5 million and as a percentage of Exchange segment net sales decreased to 21.8% in 2008 from 32.2% in 2007. The increase is primarily due to higher employee-related costs as a result of headcount additions, consulting fees and related travel and benefit costs resulting in about $0.3 million of the overall increase. The additional personnel and resources were related to our efforts to expand our supply chain with more bottling and distribution capacity. Selling, general and administrative expenses as a percentage of Exchange segment net sales decreased significantly as we grew net sales at a faster rate than our expense growth.

Products. Selling, general and administrative expenses of our Products segment increased $1.1 million or 270.3% to $1.5 million from $0.4 million and as a percentage of Products segment net sales to 11.1% in 2008 from 43.3% in 2007. The increase is primarily due to increases in employee headcount resulting from our expanded product line and significant increase in net sales in 2008.

Other. Other selling, general and administrative expenses for 2008, which includes our Other segment and Corporate, increased $1.6 million or 24.5% to $8.1 million from $6.5 million, and as a percentage of consolidated net sales decreased to 23.3% for 2008 from 48.3% in 2007. The increase is primarily due to higher employee-related costs as a result of additional headcount, consulting fees and related travel and benefit costs related to our efforts in 2008 to expand our information system and financial infrastructure as well as our efforts to establish new business segments.

Depreciation and Amortization. Depreciation and amortization increase $0.2 million or 7.5% to $3.6 million in 2008 from $3.4 million in 2007.

Interest Expense and Other Income, Net. Net interest and other income for 2008 decreased to an expense of $70,000 from income of $65,000 in 2007 as a result of the use of debt to fund business operations, which were primarily funded with equity in 2007.

Preferred Dividends and Beneficial Conversion Charge. Dividends on our Series B preferred stock increased $0.2 million to $2.3 million in 2008 from $2.1 million in 2007. At both December 31, 2008 and 2007, the accrued and unpaid dividends on our Series B preferred stock were $0.6 million, which is included in accrued expenses and other current liabilities in the consolidated balance sheet. Our Series C preferred stock is convertible into common stock at a ratio of 1:1.92, which was based upon a formula taking into account sales for 2008, compared to the original conversion ratio of 1:1. The change in the conversion resulted in a $17.6 million beneficial conversion or deemed dividend on the Series C preferred Stock for 2008, which is included in the $19.9 million of preferred dividends and beneficial conversion charge in 2008.

Liquidity and Capital Resources

The following table shows the components of our cash flows for the periods presented:

				Three Months
	Year Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
	(in thousands)

Net cash provided by (used in):
Operating activities	$(6,752)	$(11,832)	$(1,972)	$(2,279)	$(1,666)
Investing activities	(4,992)	(9,628)	(2,450)	(635)	(571)
Financing activities	12,529	24,361	6,274	3,609	2,759

Since inception, we have financed our operations primarily through the sale of preferred stock, the issuance of long term debt and borrowings under credit facilities. At March 31, 2010, our principal sources of liquidity were accounts receivable, net of allowance for doubtful accounts, of $3.0 million compared to cash of $0.5 million and borrowing availability under our current senior revolving credit facility.

During the first quarter of 2010, our primary source of capital was proceeds from borrowings under our current senior revolving credit facility, which had a balance of $4.4 million at March 31, 2010. During 2009, the primary source of capital was proceeds from the issuance of long term debt and, as of December 31, 2009, we had an outstanding debt balance of $14.8 million, net of a $0.6 million discount. During 2008 and 2007, our primary source of capital was the proceeds of preferred stock issuances of $19.6 million and $14.1 million, respectively. Additionally, during 2008 we made borrowings under our current senior revolving credit facility, which had a balance of $7.0 million at December 31, 2008.

Net Cash Flows from Operating Activities

During the first quarter of 2010, we used $1.7 million in operations primarily as a result of $2.5 million of loss from continuing operations, offset by non-cash depreciation and amortization of $1.0 million. During the first quarter of 2009, we used $2.3 million in operating activities as a result of $2.2 million of loss from continued operations.

Net cash used in operating activities was $2.0 million for 2009, $11.8 million for 2008 and $6.8 million for 2007. For 2009, net cash used in operations was primarily the result of $8.2 million of loss from continuing operations, partially offset by non-cash depreciation and amortization of $4.2 million, non-cash interest expense of $0.7 million related to our long term debt issuances and reduction in working capital components of $0.8 million. For 2008, net cash used in operations was primarily the result of $13.6 million of loss from continuing operations, partially offset by depreciation and amortization of $3.6 million. Additional working capital for accounts receivable and inventory due to revenue growth resulted in a use of cash of $1.9 million and $1.3 million, respectively, and was partially offset by an increase in accounts payable of $1.1 million.

For 2007, net cash used in operations was primarily the result of $12.2 million of loss from continuing operations, partially offset by depreciation and amortization of $3.4 million and the increase of accounts payable and accrued expenses of $1.0 million and $1.3 million, respectively.

Net Cash Flows from Investing Activities

Our primary investing activities are capital expenditures for property, equipment and bottles. Our capital expenditures in the past have been primarily for the installation of our recycle centers and display racks at new locations that offer our water bottle exchange service as well as related transportation racks and bottles. We also invest in technology infrastructure to manage our national network.

During the first quarter of 2010 and 2009, cash flows from investing activities primarily consisted of capital expenditures for property, equipment and bottles of $0.6 million and $0.6 million, respectively. During 2009, 2008 and 2007 cash flows from investing activities included capital expenditures for property and equipment and bottles of $2.4 million, $9.4 million and $5.0 million, respectively.

Net Cash Flows from Financing Activities

During the first quarter of 2010, cash provided by financing activities was primarily from borrowings under our current senior revolving credit facility of $3.9 million offset by dividends paid of $0.2 million and equity issuance costs of $0.9 million. During the first quarter of 2009, cash provided by financing activities was primarily from the issuance of long term debt of $10.0 million offset by payments on our current senior revolving credit facility of $5.0 million and debt issuance costs of $0.6 million.

For 2009, financing activities were primarily the issuance of long term debt of $20.4 million that was partially offset by payments of $6.6 million on our current senior revolving credit facility, payments of $5.4 million related to other long-term debt, Series B preferred stock dividend payments of $1.3 million and payment of debt issuance costs of $0.6 million. The cash component of our Series B preferred stock dividends was partially reduced in 2009 and accrued as opposed to paid currently. Additionally, the cash dividends paid will be further reduced for 2010 to approximately $0.2 million.

For 2008, financing activities were primarily the issuance of preferred stock of $19.6 million and borrowings of $7.0 million on our current senior revolving credit facility that were partially offset by payments of $2.3 million of Series B preferred stock dividends. For 2007, financing activities were primarily the issuance of preferred stock of $14.1 million that was partially offset by $1.6 million of Series B Preferred Stock dividend payments.

Current Senior Revolving Credit Facility

We originally entered into a revolving credit facility with Wachovia Bank National Association in June 2005 and have subsequently amended the facility and extended the term to January 30, 2011. The current facility commitment is $10.0 million, allows for up to a $3.0 million overadvance line (the “Overadvance Line”) and is subject to a customary borrowing base calculation for advances. Interest on the outstanding borrowings under the current senior revolving credit facility is payable quarterly at our option at: (i) the greater of (A) the LIBOR Market Index Rate or (B) 2.0% plus in either such case the applicable margin or (ii) the greater of (X) the Federal Funds Rate plus 0.50% or (Y) the bank’s prime rate plus in either such case the applicable margin. At December 31, 2009 and 2008, the interest rate on the outstanding balance under the facility was at the bank’s prime rate plus 2.50% and 0.75%, respectively (5.75% at December 31, 2009 and 4.00% at December 31, 2008). At March 31, 2010, the interest rate on outstanding borrowings was at the bank’s prime rate plus 1.00% (4.25%) and the availability under the facility was $1.6 million. Effective with a June 2010 amendment, the applicable margin was increased to 4.00% for a Libor Market Index Rate loan (5.00% when borrowings under the Overadvance Line are outstanding) and 2.00% for a loan provided at the Federal Funds Rate plus 0.50% or the bank’s prime rate

(3.00% when borrowings under the Overadvance Line are outstanding). After giving effect to the June 2010 amendment, the interest rate on outstanding borrowings was 5.25%.

We are required to pay a fee per annum equal to 3.50% of the outstanding amount of letters of credit issued under the current senior revolving credit facility. In addition, there is a fee of 0.50% on the unused portion of the revolver lending commitment. At March 31, 2010, there were outstanding letters of credit totaling approximately $2.4 million.

The current senior revolving credit facility contains various conditions for extensions of credit and restrictive covenants including minimum quarterly EBITDA, gross revenue and net worth requirements. Substantially all of our assets are pledged as collateral to borrowings under the current senior revolving credit facility. We were in default under our minimum quarterly EBITDA and net worth covenants as of March 31, 2010, but have received a waiver from our lender. In connection with the June 2010 amendment these financial covenants were amended.

Finally, Billy Prim, our Chief Executive Officer, has agreed to personally guarantee our borrowings with respect to the Overadvance Line in an amount up to $3.0 million. As an inducement to Mr. Prim to guarantee the $3.0 million Overadvance Line, the Company will issue Mr. Prim $150,000 of restricted stock with the per share value equal to (i) the initial public offering price or (ii) if the initial public offering does not occur, the lesser of (a) $1.23 per share (the fair value of our common stock based upon the valuation we obtained from a third party in December 2009) or (b) the price per share we issue equity in our next financing round. The restricted stock will be issued within 30 days after our initial public offering or the closing of our next financing round and will vest in full on January 2, 2011. The award of restricted stock was approved by the independent members of the board of directors and the amount of the award was based upon 5% of the guaranteed obligations (which the board members believed was an appropriate amount in light of their experience with similar transactions and representative of a 2.5% commitment fee and a 2.5% draw-down fee).

14% Subordinated Convertible Notes due March 31, 2011

In December 2009, we issued our 14% subordinated convertible notes due March 31, 2011 (“2011 Notes”) to 28 investors, including existing stockholders, affiliates of existing stockholders and senior management. The 2011 Notes have a total face value of $15.0 million and are subordinated to our current senior revolving credit facility. The 2011 Notes pay quarterly interest at a rate of 14% per annum. The terms of the 2011 Notes provide the noteholders the right to sell their 2011 Notes to us at an amount equal to the unpaid principal balance plus all unpaid interest that has accrued through the date of redemption upon the occurrence of an initial public offering of our common stock resulting in net proceeds to us of at least $30.0 million. We intend to use proceeds of this offering to repay the 2011 Notes.

Warrants to purchase 1,111,109 shares of our common stock were issued in connection with the 2011 Notes. The initial fair value of the warrants is $0.6 million and resulted in an original issue discount on the 2011 Notes which will be amortized as interest expense over the term of the 2011 Notes. The fair value of the warrants is included in other long-term liabilities in the consolidated balance sheet and will be adjusted periodically until such time as the exercise price becomes fixed at which time the then fair value will be reclassified as a component of stockholders’ equity (deficit).

New Senior Revolving Credit Facility

In connection with the closing of this offering and the completion of the Culligan Refill Acquisition, we intend to enter into a new $40.0 million senior revolving credit facility that will replace our current senior revolving credit facility.

Adequacy of Capital Resources

Our future capital requirements may vary materially from those now anticipated and will depend on many factors, including acquisitions of other businesses, the rate of growth in new locations and related display and rack costs, cost to develop new water dispensers, sales and marketing resources needed to further penetrate our markets, the expansion of our operations in the United States and the response of competitors to our solutions and products. Historically, we have experienced increases in our capital expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business.

While we had no material commitments for capital expenditures as of March 31, 2010, we do anticipate incurring between $2.0 million and $4.0 million of capital expenditures related to our anticipated growth in exchange locations and new water dispenser lines for the remainder of 2010. Upon completion of the Culligan Refill Acquisition, we estimate that we will incur between $1.0 million and $3.0 million of additional capital expenditures in 2010 related to current locations and future customer growth in connection with the Culligan Refill Business. In addition, we anticipate that we may incur additional expenses related to the integration of the Culligan Refill Acquisition.

In addition, following the completion of this offering, we expect to incur approximately $1.0 million per year in increased costs as a public company related to compliance, reporting and insurance. Mitigating these additional expenses, our Series B preferred stock dividends will terminate upon the redemption and conversion of the Series B preferred stock upon the completion of this offering.

Following the completion of this offering and our entering into our new senior revolving credit facility and the application of the proceeds therefrom as described herein (including consummation of the Culligan Refill Acquisition), we anticipate having $     in availability under our new senior revolving credit facility. We believe our cash, the proceeds from this offering, funds available under our new senior revolving credit facility and future cash flows from our operations will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, trends and conditions in the retail environment and credit markets, inflation and changing prices have not had a material effect on our business and we do not expect that these trends and conditions, inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2009 are summarized below:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations(1)	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long-term debt obligations	$15,000	$—	$15,000	$—	$—
Capital lease obligations	7	4	3	—	—
Operating lease obligations	2,008	691	841	394	82
Current senior revolving credit facility	423	423	—	—	—

Total	$17,438	$1,118	$15,844	$394	$82

(1)	No amounts are included herein with respect to dividends related to our Series B preferred stock as all such shares will be converted or redeemed in connection with this offering.

Inflation

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

We are exposed to market risk related to changes in interest rates on borrowings under our current senior revolving credit facility. Our current senior revolving credit facility bears interest based on LIBOR and the prime rate, plus an applicable margin. To quantify our exposure to interest rate risk, a 100 basis point increase in interest rates would have increased interest expense for the years ended December 31, 2007, 2008, and 2009 by approximately $8,000, $29,000 and $132,000, respectively. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our sales and operating income. Our sales and operating income have been highest in the spring and summer, and lowest in the fall and winter. Our Exchange segment, which generally enjoys higher margins than our Products segment, experiences higher sales and operating income in the spring and summer. Our Products segment had historically experienced higher sales and operating income in spring and summer, however, we believe the seasonality of this segment will be more dependent on retailer inventory management and purchasing cycles and not correlated to weather. Sustained periods of poor weather, particularly in the spring and summer, can negatively impact our sales in our higher margin Exchange segment. Accordingly, our results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a fiscal year or any future quarter.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates, judgments and assumptions and actual results, our consolidated financial statements may be affected. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, depreciation, valuation of deferred taxes and allowance for sales returns.

Revenue Recognition. Revenue is recognized for the sale of three- and five-gallon purified bottled water upon either the delivery of inventory to the retail stores or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a three- or five-gallon bottle of purified water for the return of an empty three- or five-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount. Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience. In addition, we offer certain incentives such as coupons and rebates, including coupons for a free three- or five-gallon bottle of our water with the purchase of one of our water dispensers, that are netted against and reduce net sales in the consolidated statements of operations. Historically, these incentives have not been material to the overall consolidated results of operations.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from our retail customers’ inability to pay us. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectability of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We recorded an impairment charge in 2008 of $98,000, related to display racks no longer in use and to be disposed.

Income Taxes. We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

Effective January 1, 2007, we adopted the provisions of Accounting Standards Codification (“ASC”) 740-10, Income Taxes. Previously, we had accounted for tax contingencies in accordance with ASC 450-10, Contingencies. As required by ASC 740-10, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied ASC 740-10 to all tax positions for which the statute of limitations remained open. The implementation of ASC 740-10 did not have a material impact on our consolidated financial statements.

Stock-Based Compensation. We account for our stock-based employee and director compensation plans in accordance with ASC 718, Compensation-Stock Compensation. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). In 2007, 2008 and 2009 compensation expense related to stock options was approximately $157,000, $215,000 and $298,000 and is included in selling, general and administrative expenses from continuing operations, respectively, and approximately $25,000, $61,000 and $80,000 is included in discontinued operations, respectively. For the three months ended March 31, 2010, compensation expense related to stock options was approximately $118,000, which is included in selling, general and administrative expenses from continuing operations.

We measure the fair value of each stock option grant at the date of grant using the Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during 2007, 2008 and 2009 was $0.67, $0.83 and $0.49, respectively. The weighted-average fair value per share of the options granted during the three months ended March 31, 2010 was $0.59. The following assumptions were used in arriving at the fair value of options granted:

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2010

Risk-free interest rate	4.6%	3.2%	2.0%	2.8%
Expected life of options in years	6.3	5.9	5.5	6.3
Estimated volatility	45.0%	39.0%	39.0%	45.5%
Dividend yield	—	—	—	—

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre-vesting forfeiture rate is based on our historical experience. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. As a non-public entity, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which we believe collectively provide a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. We do not expect to declare dividends on our common stock in the foreseeable future. As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the option exercise price.

During 2009 a total of 142,000 common stock options were granted, all on one date during the quarter ended March 31, 2009, at an exercise price of $1.25 per share. The estimated fair value of our common stock on the issuance date was $1.25 per share.

During the three months ended March 31, 2010, a total of 325,000 common stock options were granted at an exercise price of $1.23 per share. The estimated fair value of our common stock on the issuance date was $1.23 per share. In addition, we granted 1,102,500 shares of restricted stock that generally cliff-vest over a three-year period and we recognized compensation expense of $40,000 related to these awards, which is included in selling, general, and administrative expenses from continuing operations.

At March 31, 2010, we had approximately 3.2 million stock options outstanding, approximately 2.6 million of which were vested with an intrinsic value of $     , and approximately 0.6 million of which were unvested with an intrinsic value of $     . The intrinsic value reflects the amount by which $      (the midpoint of our estimated public offering price) exceeds the exercise price of the outstanding stock options.

In April 2010, the Board of Directors approved the 100% vesting of all unvested stock option awards upon the successful completion of an initial public offering of the Company’s common stock. All unrecognized compensation cost at the time the stock option awards become fully vested would then be expensed.

Significant Factors Used in Determining Fair Value of Our Common Stock. The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our board of directors based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our common stock, our board of directors has determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information from negotiated equity transactions with third parties or third party valuations. The valuation information included reviews of our business and general economic, market and other conditions that could be reasonably evaluated at that time, including our financial results, business agreements, intellectual property and capital structure. These valuation approaches are based on a number of assumptions, including our future sales and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

For the 142,000 stock options granted on one date in the first quarter of 2009, the fair value of our common stock was determined by the board of directors to be $1.25 per share. The fair value was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The Series C Preferred Stock was issued in an arms-length transaction primarily to unrelated third parties in 2008 with an initial conversion to common stock ratio of 1:1 or $2.40 per share. However, the Series C Preferred Stock contained a beneficial conversion feature that was negotiated with the primarily unrelated third parties that adjusted and was finalized based upon the consolidated net sales for the year ending December 31, 2008. The final conversion ratio was 1:1.92 or $1.25 per share. In addition, the board of directors considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining that $1.25 per share was a reasonable fair valuation of common stock at December 31, 2008 and that there were not any significant changes in the business or results of operations from December 31, 2008 to the date in the first quarter of 2009 the stock options were issued that would change that estimated fair value.

For the 325,000 stock options and 1,102,500 restricted stock awards granted during the first quarter of 2010, the fair value of our common stock was determined by the board of directors to be $1.23 per share. The fair value was based upon a valuation obtained by the Company from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $1.23 per share. The fair value method utilized by the unrelated party was the income approach. The income approach recognizes that the current value is premised upon the expected receipt of future economic benefits or cash flows. The fair value is developed utilizing management’s estimates of expected future cash flows and discounting them to their present value utilizing a discount rate of 20.0%. In addition, there were not any significant changes in the business, results of operations or expected future cash flows from the valuation date in December 2009 to the dates in the first quarter of 2010 the stock options and restricted stock awards were granted that would change the estimated fair value.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which established the Accounting Standards Codification (“ASC” or “Codification”) as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective in our fourth quarter of 2009. The guidance did not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued authoritative guidance on the accounting for and disclosure of events that occur after the balance sheet date. This guidance was effective for interim and annual financial periods ending after June 15, 2009. This guidance was amended in February 2010. It requires an entity that is a SEC filer to evaluate subsequent events through the date that the financial statements are issued. The adoption did not impact our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance, which clarifies that the stock portion of a distribution to stockholders that allows them to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update is effective for our first quarter of 2010. The adoption is not expected to have a material impact on our consolidated financial position results of operations or cash flows.

In January 2010, the FASB issued guidance that clarifies ASC 810 implementation issues relating to a decrease in ownership of a subsidiary that is a business or non-profit activity. This amendment affects entities that have previously adopted ASC 810-10. This update is effective for our first quarter of 2010. The adoption is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We are a rapidly growing provider of three- and five-gallon purified bottled water and water dispensers sold through major retailers nationwide. We believe the market for purified water is growing due to evolving taste preferences, perceived health benefits and concerns regarding the quality of municipal tap water. Our products provide an environmentally friendly, economical, convenient and healthy solution for consuming purified water. Our business is designed to generate recurring demand for Primo purified bottled water through the initial sale of our innovative water dispensers. This business strategy is commonly referred to as “razor-razorblade” because the initial sale of a product creates a base of users who frequently purchase complementary consumable products. We believe dispenser owners consume an average of 35 multi-gallon bottles of water annually. Once our bottled water is consumed using a water dispenser, empty bottles are exchanged at our recycling center displays where consumers receive a recycling ticket that offers a discount toward the purchase of a full bottle of Primo purified water. Each of our three- and five-gallon bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of an equivalent volume of single-serve bottled water. As of December 31, 2009, our water bottle exchange service and water dispensers were offered in each of the contiguous United States and located in approximately 7,000 and 5,500 retail locations respectively, including Lowe’s Home Improvement, Sam’s Club, Costco, Walmart, Target, Kroger, Winn-Dixie, Albertsons and Walgreens.

We have created a new nationwide single-vendor water bottle exchange solution for our retail customers, addressing a market demand that we believe was previously unmet. Our water bottle exchange solution is easy for retailers to implement, requires minimal management supervision and store-based labor and provides centralized billing and detailed performance reports. Our solution offers retailers attractive financial margins and the ability to optimize typically unused retail space with our displays. Additionally, due to the recurring nature of water consumption and water bottle exchange, retailers benefit from year-round customer traffic and highly predictable revenue.

We deliver our solution to retailers utilizing our national network. Our independent bottlers and distributors typically have made already the capital investment required to deliver our solution, including investment in bottling facilities and storage and distribution assets. We focus our capital expenditures on developing new retail relationships, installing displays at store locations, raising brand awareness, research and development for new products and maintaining our MIS tools. We are able to manage our national network on a real-time basis through our MIS tools, which provide resource planning and delivery schedule tracking, thus enabling us to optimize our network’s assets and respond to customer needs. In addition, our national network benefits from the recurring nature of water consumption and water bottle exchange that generates year-round demand and optimizes utilization of their existing production and distribution assets. In addition, our national network benefits from our MIS tools that assist resource planning and delivery schedule optimization. We believe our solution and national network provide us a significant competitive advantage in servicing our retail customers.

We benefit significantly from management experience gained over the last 15 years in exchange-based businesses, which enables us to implement best practices and develop and maintain key business relationships. Prior to founding Primo, our Chief Executive Officer founded Blue Rhino Corporation, a propane cylinder exchange business, in 1994 and, with several of our other key executive officers, led its initial public offering in 1998 and successful sale in 2004. At the time of the sale, we believe Blue Rhino was a market leader in propane grill cylinder exchange with over 29,000 retail locations in 49 states.

Industry Background

We believe there are several trends that support consumer demand for our water bottle exchange service, water dispensers and, following the Culligan Refill Acquisition, refill vending services, including the following:

Emphasis on Health and Wellness

The majority of the human body is comprised of water and nearly all critical body functions rely on proper hydration. As part of a desire to live a healthier lifestyle, we believe consumers are increasingly focused on drinking more water relative to consumption of high caloric beverages, carbonated soft drinks and beverages containing artificial sweeteners.

Concerns Regarding Quality of Municipal Tap Water

Many consumers purchase purified water not only due to better taste, but also because of concerns regarding municipal tap water quality. Municipal water is typically surface water that is treated centrally and pumped to homes, which can allow additional contaminants to dissolve into the water through municipal or household pipes impacting taste and quality. There have been many recent publications highlighting pollution and quality issues with municipal water in the United States. Additionally, due to budgetary deficits, municipalities are increasingly privatizing their water treatment and distribution systems, and there have been many compliance and quality issues documented in connection with privatized municipal water systems.

Growing Preference for Purified Water

We believe consumer preference toward purified water relative to tap water continues to grow. With increasing availability in recent years, purified water has become accepted on a mainstream basis and preferred by many over municipal tap water. While it is difficult to quantify purified water consumption in all of its forms, we believe the growth of bottled water consumption reflects this trend. According to a June 2009 report by independent market analyst Datamonitor, Bottled Water in the United States, consumers spent $18.4 billion in 2008 on bottled water and the industry is expected to grow at a compound annual growth rate of approximately 7.5%, reaching $26.5 billion by 2013.

Increasing Demand for Products with Lower Environmental Impact

We believe that consumers are increasingly favoring products with a lower environmental impact with a “reuse, recycle, reduce” mindset becoming a common driver of consumer behavior. Areas of concern include products’ packaging materials, carbon footprint and crude oil usage in production and distribution and the impact on landfills when disposed. Most single-serve PET water bottles are produced using fossil fuels and contribute to landfill waste given that only 27% of PET bottles are recycled according to a November 2009 Environmental Protection Agency report. Additionally, according to the December 2008 report, Bottled Water-U.S., by Mintel International Group Limited, the incidence of people who do not drink single-serve PET bottled water because of environmental concerns nearly doubled from 18.0% in 2007 to 35.0% in 2008. Governmental legislation also reflects these concerns with the passage of “bottle bills” in many jurisdictions that tax the purchase of plastic water bottles, require deposits with the purchase of certain plastic bottles, prohibit the use of government funds to purchase plastic water bottles and ban certain plastic bottles from landfills.

Source: National Association for PET Container Resources 2005 and 2008 Reports on Postconsumer PET Container Recycling Activity.

Availability of an Economical Water Bottle Exchange Service and Innovative Water Dispensers

According to 2007 United States census data, there are approximately 112 million households. Based on estimates derived from industry data, we believe the current household penetration rate of multi-gallon water dispensers is approximately 4%, with the vast majority of these households utilizing traditional home delivery services. Until recently, there has been little innovation, design enhancement and functionality improvement in water dispensers to meet modern household needs and competing water dispensers have traditionally retailed at prices we believe are unlikely to support greater household adoption. Compounding these issues, there previously was no viable provider of an economical water bottle exchange service with major retailer relationships nationwide to promote dispenser usage beyond the traditional home delivery model. We believe our water bottle exchange service provides this alternative and we believe we are currently the only provider delivering a solution nationally to retailers. We believe there are over 200,000 major retail locations throughout the United States and Canada that we can target to sell our dispensers or offer our water bottle exchange service and, following the Culligan Refill Acquisition, refill vending services.

Our Competitive Strengths

We believe that our competitive strengths include the following:

Appeal to Consumer Preferences

•	Environmental Awareness. Our water bottle exchange service incorporates reuse of existing bottles, recycles water bottles when their lifecycle is complete and reduces landfill waste and fossil fuel usage compared to alternative methods of bottled water consumption. Our three- and five-gallon water bottles are exchanged, sanitized and reused up to 40 times before being taken out of service, crushed and recycled. Given its typical exchange lifecycle, one Primo five-gallon water bottle provides consumers with water in an amount equivalent to approximately 1,200 16 ounce single-serve PET bottles. When used as an alternative for consuming purified water, based on current recycling rates, one Primo five-gallon water bottle can prevent approximately 875 16 ounce single-serve PET bottles from contributing to landfill waste. In addition, we believe our water bottle exchange service uses less fossil fuel in the distribution process and has a lower carbon footprint than alternative methods of bottled water consumption. Our geographically dispersed national network is typically closer to major retailers than our centralized single-serve bottled water competitors. In addition, our exchange service is utilized by consumers as part of their ordinary shopping patterns, compared to separate, non-optimized deliveries typically associated with traditional home delivery providers, generally by less fuel efficient vehicles.

•	Value. We provide consumers the opportunity for cost savings when consuming our bottled water compared to both single-serve bottled water and typical home and office delivery services. We believe our five-gallon bottles of purified water typically cost a consumer between $4.69 and $7.99, after giving effect to the discount provided by our recycling ticket. We believe this compares favorably to the cost of single-serve PET bottles, case pack water and most home and office delivery services. The cost savings provided by our recycle ticket also provides consumers an incentive to remain a user of our water bottle exchange service. Finally, our water dispensers are sold at attractive retail prices in order to enhance consumer awareness and adoption of our water bottle exchange service, increase household penetration and drive sales of our bottled water.

•	Convenience. Our water bottle exchange service and water dispensers are available at major retail locations nationwide. In addition, our water bottle exchange service provides consumers the convenience of exchanging empty bottles and purchasing full bottles at any participating retailer. We offer three- and five-gallon water bottle options to address different consumer volume preferences. We believe our water bottle exchange service provides a convenient way to consume purified water compared to home and office delivery services. Our water bottle sales displays are fully stocked and ready for consumer purchases. In addition, our exchange service permits consumers to purchase only the number of water bottles they need without the water bottle purchase minimums or bottle deposits often charged by home and office delivery providers.

•	Taste. We have dedicated significant time and effort in developing our water purification process and formulating the proprietary blend of mineral ingredients included in Primo purified water that we believe has a silky smooth taste. In an independent taste test that we commissioned and was conducted in six regions throughout the United States in 2007, four out of five participants on average preferred Primo purified water over municipal tap water and three out of four participants on average preferred Primo purified water over their region’s market-leading bottled water.

•	Health and Wellness. As part of a desire to live a healthier lifestyle, we believe that consumers are increasingly focused on drinking more water relative to consumption of other beverages. As we raise our brand awareness, we believe consumers will recognize that our water bottle exchange service is an effective option for their purified water consumption needs.

Key Retail Relationships Served by Nationwide Single-Vendor Solution

We believe we are the only water bottle exchange provider with a single-vendor solution for retailers nationwide. Our solution is easy to implement and supervise for national and regionally concentrated major retailers. We manage our national network to service our retail customers. This network utilizes our MIS tools and processes to optimize their production and distribution assets while servicing our retail customers. We believe the combination of our major retail relationships, unique single-vendor solution for retail customers, national network and our MIS tools is difficult to replicate. We anticipate these factors will facilitate our introduction of new purified water-related products in the future.

Ability to Attract and Retain Consumers

We offer “razor-razorblade” products designed to generate recurring demand for Primo purified bottled water (the razorblade) through the initial sale of our innovative water dispensers (the razor), which include a coupon for a free three- or five-gallon Primo bottle of water. We acquire new consumers and enhance recycling efforts by accepting most dispenser-compatible water bottles in exchange for a recycle ticket discount toward the purchase of a full bottle of Primo purified water. Our water bottle exchange service is attractive to retailers as water dispenser owners consume what we believe to be an average of 35 multi-gallon bottles of water per year, which facilitates repeat consumer traffic in our retailers’ stores. In addition, based on discussions with our retail customers, we believe we are a leading provider of water dispensers to U.S. retailers, a status we believe we achieved within less than two years of entering the market. We believe this rapid success is due to the innovative features, design elements and attractive retail prices of our water dispensers. We further believe our offering high-quality water dispensers enhances consumer awareness and adoption of our water bottle exchange service, increases household penetration and drives sales of our bottled water.

Efficient Business Model

Our business model allows us to efficiently offer our solution to our retail partners and centrally manage our national network without a substantial capital investment. We believe our business processes and MIS tools enable us to manage the bottling and distribution of our water, our product quality, retailer inventory levels and the return of used bottles on a centralized basis, leveraging our invested capital and personnel. We own the bottles, transportation racks, mineral injectors and sales and recycling displays to ensure product quality and proper positioning of the Primo brand. We focus our capital expenditures on developing new retail relationships, installing displays at store locations, raising brand awareness, research and development for new products and maintaining our MIS tools. We believe our water bottle exchange service is unique in that we are not required to make a significant portion of the capital investment required to operate our exchange service nationwide. Participation in our water bottle exchange service does not typically require independent bottlers and distributors to make substantial new investments because they often are able to augment their current production capacity and leverage their existing bottling and distribution assets. In addition, the flow of payments between the retailer and our bottlers and independent distributors is a critical component of our overall relationship with our major retail accounts that we control efficiently through electronic data interchange.

Benefit from Management’s Proven Track Record

We benefit greatly from management experience gained over the last 15 years in exchange businesses, which enables us to implement and refine best practices and develop and maintain key business relationships. Our Chief Executive Officer, Billy D. Prim, founded Blue Rhino Corporation, a propane cylinder exchange business, in 1994 and led its IPO in 1998 and its successful sale in 2004. At the time of the sale, we believe Blue Rhino was a market leader of propane grill cylinder exchange with over 29,000 retail locations in 49 states. In addition to our Chief Executive Officer, our Chief Financial Officer, Senior Vice President of Operations, Vice President of Products and Vice President of National Accounts all held comparable positions within the Blue Rhino organization during its rapid sales and location growth. We believe this experience combined with our nationwide single-vendor solution contributed to Walmart’s recent decision to name Primo category manager for water bottle exchange and water dispensers.

Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

Increase Penetration with Existing Retail Relationships and Develop New Retail Relationships

We believe we have significant opportunities to increase store penetration with our existing retail relationships. As of December 31, 2009, our water bottle exchange service was offered at 6,000 of our top ten retailers’ nationwide locations. Such retailers present us an opportunity of approximately 7,500 additional nationwide locations. As of December 31, 2009, the Culligan Refill Business was offered at approximately 3,400 of its top ten retailers’ locations. Such retailers present the Culligan Refill Business an opportunity of approximately 6,600 additional locations.

There is minimal overlap of fewer than 100 locations where our water bottle exchange service is offered and the Culligan Refill Business is operated. Following the Culligan Refill Acquisition, we intend to further penetrate our other existing retail customers with both our water bottle exchange service and the Culligan Refill Business which collectively provide us the opportunity to be present in more than 20,000 additional locations.

Our long-term strategy includes targeting more than 50,000 total retail store locations (which includes new locations with our existing retail customers) within our primary retail categories of home centers, hardware stores, mass merchants, membership warehouses, grocery stores, drug stores and discount general merchandise stores for our water bottle exchange service or the Culligan Refill Business. We believe that the introduction of additional hydration solutions to our product portfolio will allow us to cross-sell products to our existing and newly-acquired retail customers.

Within two years of Primo’s inception, we expanded our retail presence from 13 states to our current locations within each of the contiguous United States. In addition, from 2005 through 2009, we increased our water bottle exchange locations from approximately 300 to 7,000, representing a compound annual growth rate of approximately 120%.

Drive Consumer Adoption Through Innovative Water Dispenser Models

We intend to continue to develop and sell innovative water dispensers at attractive retail prices, which we believe is critical to increasing consumer awareness and driving consumer adoption of our water bottle exchange service. We believe our water dispensers have appealing features, such as stainless steel finishes, adjustable hot and cold temperature controls and hidden bottle bottom-loading features for convenience. As a result of our strategy of developing innovative water dispensers, we believe based on discussions with our retail customers that we became a leading seller of water dispensers to retailers within less than two years of our entry into the market. Since we began selling our water dispensers in 2005, we have sold over 520,000 units, and have expanded our retail network from four locations as of December 31, 2007, to our current network of approximately 5,500 locations. We plan to continue introducing new dispenser models at attractive retail price points to meet the evolving needs of consumers, enhance consumer awareness and adoption of our water bottle exchange service, and increase household penetration. Our long term strategy is to provide multiple purified water-based beverages from a single Primo water dispenser, with consistent promotion of our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services to supply the purified water.

Increase Same Store Sales

We offer “razor-razorblade” products designed to generate recurring demand for Primo purified bottled water and, upon the consummation of the Culligan Refill Acquisition, drinking water refill vending services (the razorblade) through the initial sale of water dispensers (the razor). We sell our water dispensers at minimal margin and provide a coupon for a free three- or five-gallon bottle of water with the sale of various water dispensers at certain retailers to drive consumer demand for our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services.

We believe increasing unit sales of Primo purified bottled water is dependent on generating greater consumer awareness of the environmentally friendly and economical aspects of and the convenience associated with both our purified bottled water and our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services. We expect that our branding, marketing and sales efforts will result in greater usage of our water bottle exchange and, following the Culligan Refill Acquisition, refill vending services. We are also increasing our public relations initiatives associated with new market launches, developing additional cooperative advertising programs with retail distribution partners and increasing our field marketing activities. In addition, as consumers exchange dispenser-compatible water bottles, we encourage the use of our water bottle exchange service by providing them a recycling ticket that provides a discount on a full bottle of Primo purified water.

Develop and Install Other Hydration Solutions

We believe we have significant opportunities to leverage our national network and our systems and processes to offer other environmentally friendly, economical, convenient and healthy hydration solutions to our retail partners without significant increases in our centralized costs. For example, the Culligan Refill Business will provide us an established platform to offer our retail partners self-service refill vending machines that dispense drinking water into empty reusable water bottles. We believe this offering will cater to a more price-sensitive consumer. In addition, we intend to offer to our retail partners automated, self-bagging purified ice dispensers. These purified ice dispensers will provide a simplified method of acquiring ice in customized offering sizes without the extensive manufacturing and storage networks typical of the ice dispensing industry.

Pursue Strategic Acquisitions to Augment Geographic and Retail Relationships

In addition to the Culligan Refill Acquisition, we believe opportunities exist to expand through selective acquisitions, including smaller water bottle exchange businesses with established retail accounts, other on-premises self-service water refill vending machine networks and retail accounts, ice dispenser machine networks and retail accounts and water dispenser companies.

Product Overview

Water

We have dedicated significant time and effort in developing our water purification process and formulating the proprietary blend of mineral ingredients included in our purified water. Our proprietary blend of mineral ingredients was developed with the assistance of consultants and several months of lab work and taste tests and has what we believe to be a silky smooth taste. In an independent taste test that we commissioned and was conducted in six regions throughout the United States in 2007, four out of five participants on average preferred Primo purified bottled water over tap water and three out of four participants on average preferred Primo over their region’s market-leading bottled water brand. We believe it is important that each bottle of Primo purified water has consistent taste and each production lot is tested by the bottler to ensure it meets our standards. In addition, to ensure that our safety standards are met and FDA and industry standards are met or exceeded, each production lot of our purified water undergoes chemical and microbiological testing by the bottler and all facilities bottling Primo purified water undergo regular hygiene audits by a third party hired by us.

Water Bottles

We currently source three- and five-gallon water bottles from multiple independent vendors for use in our exchange service. Each of our Primo water bottles includes a handle designed for easy transportation and lifting when installing the bottle onto or into one of our water dispensers. Our bottles also include a specially designed cap that prevents spills when carrying or installing.

Water Dispensers

We currently source and market three lines of water dispensers comprised of 15 models:

Our dispensers are designed to dispense Primo and other dispenser-compatible bottled water. Our dispensers have manufacturer suggested retail prices that range from $199.99 for our top-of-the-line bottom-loading model with a stainless steel finish to $14.99 for a simple pump that can be installed on a bottle and operated by hand.

Currently, more than 95% of our dispenser sales are attributable to our bottom- and top-loading products. Consistent with our environmental focus, our electric dispensers are Energy Star® rated, and, we believe, utilize less energy than competing water dispensers without this industry rating. In addition, some of our dispenser models feature power switches to individually control the hot and cold tanks of the dispenser, saving additional energy when not in use and providing a child-safety feature. We believe both our bottom- and top-loading models dispense water twice as fast as competing products and have the fastest recovery time for heating and cooling water. In addition, certain models of our bottom- and top-loading dispensers come equipped with adjustable hot and cold temperature controls conveniently located on the top of the dispenser.

We believe our bottom loading dispensers are attractive to consumers and will drive the greatest increase in household penetration as a result of their innovative styling and features. Water bottles are loaded and concealed inside our bottom-loading dispensers by a hinged door for ease of use and a clean aesthetic appearance.

Currently, all of our water dispensers are manufactured by independent suppliers in China. Our dispensers are shipped directly to our retailer partners and we do not use distributors in connection with our water dispensers. We also provide private label water dispensers to Target that are branded as Black & Decker products pursuant to a license agreement with The Black & Decker Corporation.

Primo Water Marketing

Our marketing efforts focus primarily on developing and maintaining a brand identity synonymous with an environmentally friendly, economical, convenient and healthy solution for purified water consumption. We direct our marketing efforts as close as possible to the point of sale to strengthen our brand and promote consumer awareness of our water bottle exchange service. We believe our water bottle exchange service develops consumer loyalty through the use of our recycling tickets. Our marketing efforts include the following initiatives:

Primo Water Packaging

Our three- and five-gallon water bottles, sales and recycling center displays, water dispensers and certain distributor delivery vehicles prominently display our Primo logo and distinctive four-bubble design.

Primo Water Displays

Our sales and recycling center displays are typically located near the front of a store, providing point-of-sale advertising and branding. We believe our displays enhance consumer awareness of the Primo brand and reinforce the association of our water with an environmentally friendly, economical, convenient and healthy solution for purified water consumption. Our displays include Primo graphics, slogans and instructions on the exchange process that simply attach to the displays. We have the ability to quickly replace, customize or introduce new marketing materials on our displays throughout our retail network. In addition, we work with retailers to customize in-store solutions to best promote our brand.

Promotions

Our promotional activities target new customers by:

•	Accepting third-party dispenser-compatible water bottles in the exchange process (which we believe is unique in the industry);

•	Providing attractive pricing on our water dispensers;

•	Offering a free bottle of water with the purchase of a water dispenser;

•	Advertising in retailers’ weekly circulars; and

•	Providing samples of our purified water and water dispensers on-site at our retailers’ locations and educating consumers on the benefits of our purified bottled water and dispensers.

We promote our brand through social media, our website (www.primowater.com) and other public relations efforts. We also maintain a blog (www.breakfree411.com) that is styled as a third-party website and provides updates on the water industry. In addition, we seek to raise awareness of our brand and products through blogs and related periodicals that target women as well as household and kitchen matters. We believe that women often significantly influence household and kitchen appliance decisions and concentrating our efforts in this manner is designed to improve the effectiveness of our advertising campaigns and improve household penetration.

Our promotional activities have evolved from our “Taste Perfection” campaign to our “Zero Waste. Perfect Taste,” campaign emphasizing our environmental efforts while simultaneously focusing on the taste of our purified water. We plan to increase our promotional activity as we expand our business.

The Primo Water Bottle Exchange Supply Chain

Water Purification and Bottling

Our independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process. Our bottling process begins with either spring water or water from a public source that is processed through a pre-filtration stage to remove large particles. The water is then passed through polishing filters to catch smaller particles followed by a carbon filtration process that removes odors, tastes, sanitization by-products and pharmaceutical chemicals. A microfiltration process then removes microbes before the water is passed through a softener to increase the purification efficiency. The water next passes through the last phase of reverse osmosis or distillation, completing the purification process. After the purification process is complete, our proprietary blend of mineral ingredients is injected into the water followed by the final ozonation process to sanitize the water. A bottle is filled with Primo purified water only after the inspection and sanitization steps outlined below are completed. Each of our production lots is placed on a 48-hour hold to allow for testing by the bottler and to ensure successful compliance with chemical and microbiological standards. We have the ability to trace each bottle of Primo water to its bottling and distributor sources, and we regularly perform recall tests to ensure our ability to react to a contamination event should it occur. In comparison, municipal water is generally treated at a centralized processing facility and then distributed throughout the pipeline network. As the water flows to the point of use, contaminants and other foreign objects may be dissolved into the water, and household piping and faucets may collect sediment that over time reduces the quality of municipally supplied water.

Our distributors are responsible for collecting empty Primo bottles and other dispenser-compatible bottles that are deposited into our recycling center displays. At the completion of the delivery cycle, a distributor inspects the exchanged bottles for reusability and coordinates the recycling efforts with our operations personnel to ensure that reuse of each water bottle we receive in the exchange process is being optimized. Our water bottles can be sanitized and reused up to 40 times before being taken out of use, crushed and recycled, substantially reducing landfill waste compared to consumption of similar amounts of single-serve PET bottled water. Bottles that pass a distributor’s initial inspection are subject to three washing cycles to remove particles. Bottles are then passed through two sanitization stages before a final rinse with hyper-ozonated water to kill or inactivate any microbes that remain at that point in the sanitization process. The water bottles are then ready to be filled with our purified water.

Distribution Network

We rely on our national network to deliver our solution to retailers. Our water bottle exchange process begins when a distributor is directed through our proprietary MIS tool, Routeview, to stock or replenish a Primo bottled water retail location. Routeview enables our distributors to review delivery quantities and tentative scheduling requirements in their territory. Our systems provide anticipated demand based on historical sales and, to the extent available, retailer point of sale (“POS”) data. Each distributor is provided information to enable the distributor to load a truck with the appropriate inventory to stock or restock the water bottle sales displays on its route, including a tailored amount of excess bottles as safety stock. Upon arrival at each retail location, the driver first visits the recycling center display to collect empty Primo and other dispenser-compatible bottles. The driver enters data related to empty bottles on a handheld device to collect exchange efficiency information and potential customer conversion data and then loads empty bottles onto the truck. The driver next checks the in-store sales display to compare the number of remaining bottles of water with the anticipated demand report generated by our MIS tools. After entering current stock levels, the driver is instructed by our MIS tools through the handheld device and based on proprietary algorithms, to replenish the sales display with an appropriate quantity of bottles.

At the completion of the delivery cycle and after inspection of the bottles, our distributors typically are responsible for coordinating the sanitization and bottling process with our bottlers. In addition, distributors must run end-of-day reports on their handheld devices which transmit crucial data points into our databases and validate daily activity. Our handheld devices also capture electronic signatures, significantly reducing paper exchange. This greatly improves our verification procedures and enhances our environmental efforts.

***	Certain independent distributors operate multiple distribution sites and the Company-owned distribution sites in North Carolina and Virginia are part of a single Company-owned distribution operation.

We have the ability to test and refine procedures through our Company-operated distribution system before implementing them with our independent distributors nationwide. In addition, we regularly solicit feedback from our independent distributors to improve processes.

Flow of Payments and Capital Requirements

We control the flow of payments between our retail customers and our bottlers and distributors through electronic data interchange. Our distributors are responsible for handling distribution and servicing our sales and recycling center displays. Through our handheld devices, distributors report their deliveries which are received by our systems and verified by data integrity checks. Depending on the retailer, our distributors either present the store manager with an invoice for the bottles delivered or our systems electronically bill the retailer. We compensate our distributors with a fixed payment per delivered water bottle on the fifteenth day of the month following the delivery activity. Our fixed payment is a gross amount from which the distributor must typically pay the bottler. In order to maximize their returns and profitability, our distributors increasingly are becoming vertically integrated, using their capital to build bottling facilities. Due to the high degree of automation during our billing and inventory management procedures, we are able to leverage our centralized personnel and believe we will be able to significantly expand our business with minimal increases in variable cost.

We focus our capital expenditures on developing new retail relationships, installing displays at store locations, raising brand awareness, research and development for new products and maintaining our MIS tools. We are also responsible for the centralized operations and personnel, sales and recycling displays, bottles, transportation racks, mineral packets and mineral injectors and handheld devices. Our national network typically has made the capital investment required to operate our exchange service nationwide, including a majority of the capital expenditures related to the bottling, sanitization and refill process and the distribution assets such as delivery trucks and warehouse storage. Participation in our water bottle exchange service does not typically require the independent bottlers and distributors to make substantial new investments because they often are able to augment their current production capacity and leverage their existing bottling and distribution assets. In addition, many of our major retail customers have invested their capital to expand store locations and generate customer traffic.

Flow of Payments and Capital Requirements

Retailer Relationships

We target major retailers with either a national footprint or a significant regional concentration. Our relationships are diversified among the following retail categories and major accounts:

Retail Category	Major Accounts

Home Centers / Hardware Stores	Lowe’s Home Improvement, Ace Hardware, True Value
Mass Merchants	Walmart, Target, Kmart
Grocery Stores	Kroger, Winn-Dixie, Albertsons, Food Lion
Membership Warehouses	Sam’s Club, Costco
Drug Stores	Walgreens, CVS

Retailer Opportunity

We offer retailers a single-vendor solution. Our water bottle exchange service provides retailers with a year-round consumer product and an opportunity to increase sales and profits with minimal labor and financial investment. Through our national network, we are able to service major retailers nationwide. Retailers benefit from our water bottle exchange service that offers high margin and generates productivity from often underutilized interior and exterior retail space. In addition, our water bottle exchange service has the potential to increase retailers’ sales of ancillary products through increased traffic from repeat water bottle exchange consumers, who we believe purchase an average of 35 water bottles annually.

Account Set-Up

We actively pursue headquarters-based retail relationships to better serve our retail partners and minimize layers of approval and decision-making with regard to the roll-out of our water bottle exchange service to multiple locations. Upon confirmation of new retail locations, we coordinate with the retailer and distributor to schedule openings in a timely manner. We actively assist retailers in developing site plans for the setup of our sales and recycling center displays. While retailer setup preferences may vary, retailers often like to locate the recycling center display prominently on the exterior of their store to ease the transaction process, showcase their recycling and environmental efforts and conserve inside floor space while at the same time promoting the Primo brand.

Account Service

Our water bottle exchange service is a turn-key program for retailers in which we and our distributors actively service each retail account. After the retail location is established, our distributors complete on-site training and have an economic interest in supporting and growing the business relationship to increase product throughput. Distributors deliver three- and five-gallon Primo bottled water directly to retail locations and maintain the sales and recycling center displays.

Sales Support

While distributors service our retail accounts, the customer relationship is “owned” and maintained by our experienced retail sales organization, which allows us to develop strong brand affinity and maintain key headquarters-based relationships to secure and maintain our national retail network. Our retail relationships are divided into regions and managed by our sales personnel. In addition, we leverage our independent distributors who typically employ their own sales representatives. This combined team is responsible for selling and supporting our water bottle exchange service to targeted retailers.

Systems Support

We supply each major retail customer with a customized sales and business update on a monthly basis. The monthly update consists of a graphical dashboard highlighting sales trends and location-based information as well as qualitative commentary to assist store and headquarters personnel in their business decisions. We believe our reports help retail personnel monitor the success of our water bottle exchange service and highlight our analytical and customer support capabilities as a retail partner. In many cases, our retail customers do not have internal reporting capabilities to develop comparable analyses.

Customer Service

We maintain a single toll-free number for all distributors, retailers and customers to contact us directly with questions regarding our bottled water, water bottle exchange process and customer service inquires. In addition, we maintain a separate toll-free number for our water dispensers. We believe maintaining our own customer service numbers allows us to effectively monitor all aspects of our business and receive feedback on issues first-hand that we can direct to our distributors or dispenser suppliers.

Significant Customers

For the year ended December 31, 2009, Lowe’s Home Improvement, Sam’s Club and Walmart represented approximately 33%, 19% and 15% of our total sales, respectively.

National Bottler and Distributor Network

In an effort to build a market-leading single-vendor national water bottle exchange service, we have sought to attract experienced and well-capitalized independent bottlers and distributors to support our retail partners. As of December 31, 2009, we had 55 independent bottlers and 27 independent distributors as well as our two Company-owned distribution operations covering portions of four states.

Bottler and Distributor Opportunity

We provide independent bottlers and distributors with an attractive business opportunity, complementing many of their existing operations. We continually pursue new relationships and additional locations with existing retail partners to increase the production at each bottler’s manufacturing facility and the retail customer density within each distributor’s territory.

Bottler and Distributor Standards

We work very closely with our national network to ensure their production and storage standards meet or exceed the requirements of the United States Food and Drug Administration and other industry regulations. As we seek to promote our brand, we believe it is critical to provide bottled water that has consistent taste and is produced in a manner that exceeds current industry requirements. We regularly monitor, test and arrange for third-party hygiene audits of each bottling facility.

In addition, we regularly monitor our distributors’ performance to ensure a high level of account service. Distributors are generally required to develop an infrastructure sufficient to:

•	Complete customer installations within 30 days of the notification of a newly established account;

•	Monitor and maintain inventory levels with assigned retail accounts; and

•	Resolve water bottle stock-outs within 36 hours.

Bottler and Distributor Selection Process

We have selectively identified and pursued high quality independent bottlers and distributors that can support our major retailers nationwide. We screen all independent bottler and distributor candidates by reviewing credit reports, safety records and manufacturing compliance reports, and conducting management reference checks. As a result of this thorough selection process, we have established what we believe to be highly dependable relationships with our independent bottlers and distributors. We currently maintain three distributor or bottler relationships that have relatively high customer concentrations in the geographic areas they serve. None of these independent distributors or bottlers, however, had responsibility for more than 8.0% of the bottling or more than 12.6% of the distribution with respect to our water bottle exchange volume for the year ended December 31, 2009. We believe we have a positive relationship with each of these parties and our senior executives have maintained a business relationship with each such party since they were managing operations at Blue Rhino Corporation.

Bottler and Distributor Services

We currently employ raw material procurement and supply chain personnel who perform periodic inventory audits and month-end review procedures. In addition we have operations personnel who manage our independent bottler and distributor relationships, including training and monitoring personnel and activities. We also employ customer service personnel who handle bottler, distributor, retailer and end-user phone calls.

Company Owned Distribution Operations

We currently own and operate two distribution operations that have distribution responsibilities for certain regions that are relatively near our primary facilities. We distribute our bottled water to major retailers in portions of North Carolina, South Carolina, Florida and Virginia. We believe distributing our bottled water in these areas is an important way for us to better understand the bottled water exchange process and provides us the necessary feedback to enhance our independent bottler and distributor relationships. In addition, distributing our bottled water in these areas should assist us in validating the economic arrangements we offer our bottlers and distributors and developing industry knowledge that we can deploy throughout our system. For the year ended December 31, 2009, our two Company-owned distribution operations accounted for approximately 23.5% of our water bottle exchange volume.

Independent Bottler and Distributor Agreements

We have entered into bottler and distributor agreements with each of our independent bottlers and distributors on substantially similar terms. While individual agreements contain variances and exceptions, the material terms of such agreements are described generally below. No individual bottler or distributor is material to our overall financial condition or results of operations.

Independent Bottler Agreement

In our independent bottler agreement, we appoint a bottler as a non-exclusive supplier of our purified drinking water. The bottler is restricted from competing with us during the term of the agreement and for a specified period after the term in a specified geography.

The bottler is required to bottle and deliver product in conformance with our specifications, including our proprietary mineral formula. The bottler must ensure that our bottled water products comply with applicable laws, rules and regulations (including those of the FDA), industry standards (including those of the International Bottled Water Association) and our quality requirements. The agreement also imposes requirements on the bottler with respect to the maintenance of its facilities and equipment that are intended to ensure the quality of our products.

We provide the necessary bottles, caps, labels, transportation racks, mineral injectors and formula minerals at no charge to the bottler to support the bottling and supply of our bottled water products. The bottler is required to maintain inventory levels necessary to satisfy our production requirements. Product may not be released for shipment until the bottler meets all applicable quality requirements.

Pricing is set forth in the agreement, and we have the right to modify pricing on thirty days notice to the bottler. The agreements generally have a three-year term, and if not otherwise terminated, automatically renew for successive one-year periods after the initial term. Either party may terminate the agreement in the event of an uncured material breach by the other party.

Independent Distributor Agreement

In our independent distributor agreement, we grant a distributor the right to serve as our exclusive delivery and service agent and representative with respect to our bottled water exchange service for a specified term in a specified geographic territory. The distributor is restricted from competing with us during the term of the agreement and for a specified period after the term in the specified geography. We have the right, at any time, to purchase a distributor’s rights under the agreement, along with related distribution equipment, for an amount based on the distributor’s revenues under the agreement for the prior twelve-month period and the fair market value of the equipment being purchased.

The distributor must perform its services under the agreement in conformance with our distributor manual and all applicable laws and regulations, including those of the FDA.

We compensate a distributor for its services while maintaining a direct relationship with and collecting payments from our retailer customers within the distributor’s service territory. Pricing is set forth in the agreement, and we have the right to modify pricing and payment terms on thirty days notice to the distributor.

The agreements generally have a ten-year term, and if not otherwise terminated, automatically renew for successive one-year terms after the initial ten-year term. Either party may terminate the agreement for, among other reasons, an uncured material breach by the other party.

Management Information Systems

We have made a substantial investment in MIS tools which enhance our ability to process orders, manage inventory and accounts receivable, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products and services on a timely basis. Our technology utilizes highly integrated, scalable software applications that cost-effectively support our growing retail network. Our MIS tools also allow us to analyze historical trends and data to further enhance the execution, service and identification of new markets and marketing opportunities. The primary components of our systems include the following:

Sales and Marketing Support Systems

We operate a single customer relationship management database that integrates all financial and transaction-based data with respect to each retail account. Our MIS tools provide our account managers and customer service representatives access to crucial data to effectively manage each bottler, distributor and retail relationship.

Bottler and Distributor Level Technology

Our distribution process is highly automated and scalable. Our technology allows bottlers and distributors timely access to information for customer support needs and provides access to real-time data to enhance decisions. In addition, each distributor is electronically linked to our systems with our proprietary Routeview software. Routeview enables distributors to review delivery quantities and tentative scheduling requirements across our entire national network. In addition, our MIS tools allow drivers to update delivery, inventory and invoicing information through handheld devices. This technology provides retailers with accurate and timely inventory and invoices and assists each distributor in managing its responsibilities.

Financial Integration

We utilize Microsoft’s Dynamics GP software as our core platform which interfaces with all of our systems. Each handheld device is based on Microsoft’s operating system and ensures integration within our reporting and financial databases. All delivery transactions are validated and data is imported into our database tables and mapped to corresponding accounting ledgers.

Manufacturing and Sourcing

Our manufacturing strategy is to utilize independent manufacturers to produce empty water bottles, sales displays and recycle centers and water dispensers at a reasonable cost. We believe that using independent manufacturers has several advantages over our manufacturing these items directly, including (i) decreased capital investment in manufacturing plants and equipment and working capital, (ii) the ability to leverage independent manufacturers’ purchasing relationships for lower materials costs, (iii) minimal fixed costs of maintaining unused manufacturing capacity and (iv) the ability to utilize our suppliers’ broad technical and process expertise.

Currently, the majority of our water dispensers are assembled by a single independent manufacturer in China, which utilizes several sub-suppliers to provide components and subassemblies. We have the sole North American rights to develop products with this manufacturer and each dispenser unit is produced to our design specifications. Each unit is inspected and tested for quality by the manufacturer’s personnel prior to shipment and any units returned by consumers or retailers are sent directly to the manufacturer for a credit, replacement or refund issued by the manufacturer. Our units generally are shipped directly from Hong Kong to the retailer. For the year ended December 31, 2009, this manufacturer produced water dispenser units that accounted for more than 95% of our water dispenser billings.

Our water bottles and caps are produced by multiple independent vendors throughout the United States. We select suppliers based on price, quality and geographic proximity to our bottlers. We only purchase water bottles with handles as a convenience feature for consumers.

Our sales displays and recycle centers are made to our design. We frequently request bids from multiple independent manufacturers to achieve optimal pricing.

Product Design and Development

A primary focus of our product research and development efforts is developing innovative water dispensers as part of our strategy to enhance consumer awareness and adoption of our water bottle exchange service, increase household penetration and drive sales of our bottled water. We continually work to improve water dispenser features, seek to lower manufacturing costs so that our innovative products are more affordable and introduce new models. Innovative improvements developed in cooperation with our manufacturing partners include bottom-loading dispensers, adjustable hot and cold temperature controls and faster water dispensing capabilities. Our water dispenser models are designed to appeal to consumers of diverse demographic audiences. We are currently working with our manufacturing partners to develop a new product line that includes self-bagging automated purified ice dispensers. We expect to introduce this new product line in 2010. We are also in the early development stage of creating a water dispenser product that provides consumers the ability to dispense multiple purified water-based beverages, including traditional hot drink products and flavored and carbonated beverages.

Competition

We participate in the highly competitive bottled water segment of the nonalcoholic beverage industry. While the industry is dominated by large and well-known international companies, numerous smaller firms are also seeking to establish market niches. We believe we have a unique business model in the bottled water market in the United States in that we not only offer three- and five-gallon bottled water on a nationwide basis but also provide consumers the ability to exchange their used containers as part of our water bottle exchange service. We believe that we are one of the first companies to provide a national water bottle exchange service at retail. While we are aware of a few direct competitors that operate similar networks, we believe they operate on a much smaller scale than we do and do not have equivalent MIS tools or bottler and distributor capabilities to effectively support major retailers nationwide. Competitive factors with respect to our business include pricing, taste, advertising, sales promotion programs, product innovation, efficient production and distribution techniques, introduction of new packaging, and brand and trademark development and protection.

Our primary competitors in our bottled water business include Nestlé, The Coca-Cola Company, PepsiCo, Dr Pepper Snapple Group and DS Waters of America. While none of these companies currently offers a nationwide water bottle exchange service at retail, Nestlé and DS Waters of America offer this service on a regional basis. However, many of these competitors are leading consumer products companies, have substantially greater financial and other resources than we do, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors necessary to start an exchange business at retail locations nationwide should they decide to do so. In addition to competition between firms within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including carbonated and non-carbonated soft drinks and waters, juices, sport and energy drinks, coffees, teas and spring and tap water.

We also compete directly and indirectly in the water dispenser marketplace. This marketplace is diverse and faces competition from other methods of purified water consumption such as countertop filtration systems, faucet mounted filtration systems, in-line whole-house filtration systems, water filtration dispensing products such as pitchers and jugs, standard and advanced feature water coolers and refrigerator-dispensed filtered and unfiltered water.

Intellectual Property and Trademarks

We believe that our intellectual property provides a competitive advantage and we have invested substantial time, effort and capital in establishing and protecting our intellectual property rights. We have filed certain patent applications and trademark registration applications and intend to seek additional patents, to develop additional trademarks and seek federal registrations for such trademarks and to develop other intellectual property. We consider our Primo name and related trademarks and our other intellectual property to be valuable to our business and the establishment of a national branded bottled water exchange service. We rely on a combination of patent, copyright, trademark and trade secret laws and other arrangements to protect our proprietary rights. We own ten United States federal trademark registrations, including registrations for our Primo® and Taste Perfection® trademarks, our Primo® logo and our distinctive four bubble design. U.S. federal trademark registrations generally have a perpetual duration if they are properly maintained and renewed. We also own a pending application to register our Zero Waste. Perfect Tastetm trademark in the United States and Canada for use in association with drinking water dispensers, bottled drinking water and a variety of other non-alcoholic beverages. In addition, the design of our recycling center displays is protected by four United States design patents and two Canadian industrial design registrations. The United States design patents expire between May 2021 and April 2022 and, assuming that certain required fees are paid, the Canadian industrial design registrations expire in May 2017. We own three pending utility patent applications in the United States for our bottled water distribution method and bottle return apparatus (or our recycling center displays). Additionally, we are party to a license agreement with The Black & Decker Corporation, which expires December 31, 2010, pursuant to which we provide private label water dispensers to Target that are branded as Black & Decker products.

In addition to patent protection, we also rely on trade secrets and other non-patented proprietary information relating to our product development, business processes and operating activities. We regard portions of our proprietary MIS tools, various algorithms used in our business and the composition of our mineral formula to be valuable trade secrets of the Company. We seek to protect this information through appropriate efforts to maintain its secrecy, including confidentiality agreements.

Governmental Regulation

The conduct of our businesses and the production, distribution, advertising, promotion, labeling, safety, transportation, sale and use of our products are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. It is our policy to abide by the laws and regulations that apply to us, and we require our bottling, manufacturing, and distributing partners to comply with all laws and regulations applicable to them.

We are required to comply with:

•	federal laws, such as the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act and the Americans with Disabilities Act;

•	customs and foreign trade laws and regulations;

•	state consumer protection laws;

•	federal, state and local environmental, health and safety laws;

•	laws governing equal employment opportunity and workplace activities; and

•	various other federal, state and local statutes and regulations.

We maintain environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations.

The United States Food and Drug Administration (the “FDA”) regulates bottled water as a food under the federal Food, Drug and Cosmetic Act. Our bottled water must meet FDA requirements of safety for human consumption, identity, quality and labeling. Further, the sale and marketing of our products is subject to FDA’s advertising and promotion requirements and restrictions. In addition, FDA has established current “good manufacturing practice” regulations, which govern the facilities, methods, practices and controls used for the processing, bottling and distribution of bottled drinking water. We and our third-party supply, bottling and distribution partners are subject to these requirements. We also must comply with overlapping and sometimes inconsistent state regulations in various jurisdictions. As a result, we must expend resources to continuously monitor state legislative and regulatory activities for purposes of identifying and ensuring compliance with the laws and regulations that apply to our bottled water business in each state in which we operate. While we must meet the government-mandated standards, we believe that our self-imposed standards meet or exceed those set by federal, state and local regulations.

Additionally, the manufacture, sale and use of resins used to make water bottles is subject to regulation by the FDA. Those regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. We believe our beverage containers are in compliance with FDA regulations. Additionally, the use of polycarbonates in food containers used by children under three years of age is subject to certain state and local restrictions.

Measures have been enacted in various localities and states that require a deposit or tax to be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in various jurisdictions. We anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels.

Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings arising from our normal business activities. We have not had, and we do not believe that we have currently, any proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our business, results of operations or financial condition.

Facilities

Our corporate headquarters, including our principal administrative, marketing, sales, technical support and research and development facilities, are located in Winston-Salem, North Carolina where we lease approximately 14,200 square feet under an agreement that expires on May 31, 2011.

In addition we lease warehouse space in Winston-Salem and Wilmington, North Carolina; Lakeland, Florida; and Petersburg, Virginia to support our Company-owned operations in these regions. These facilities have lease expirations that vary from November 2010 to May 2012.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Employees

As of May 1, 2010, we had 77 employees. We believe that our continued success will depend on our ability to continue to attract and retain skilled personnel. We have never had a work stoppage and none of our employees are represented by a labor union. We believe our relationship with our employees is good.

CULLIGAN REFILL ACQUISITION

General

Simultaneously with the closing of this offering, we will acquire certain assets (the “Culligan Refill Business”) of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (together with Culligan International Company, “Culligan”) related to its business of providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada at approximately 4,500 retail locations. This business also sells empty reusable water bottles for use at refill vending machines (such businesses are together referred to as the “Culligan Refill Business”). We will fund the $105.0 million purchase price for the Culligan Refill Acquisition with a portion of the proceeds from this offering, with borrowings under our new senior revolving credit facility and through the issuance of our common stock. The acquisition of the Culligan Refill Business is referred to in this prospectus as the “Culligan Refill Acquisition”.

The Company has structured the Culligan Refill Acquisition such that its closing should occur promptly following the closing of this offering, and we do not intend to consummate this offering on the terms described in this prospectus unless we believe the Culligan Refill Acquisition will close promptly thereafter. We have structured the transactions in this manner because the proceeds of this offering are necessary to fund the cash portion of the purchase price in the Culligan Refill Acquisition. The asset purchase agreement setting forth the terms of the Culligan Refill Acquisition provides that the closing of this offering is a condition precedent to the closing of the Culligan Refill Acquisition. We expect all other conditions precedent set forth in the asset purchase agreement will be met prior to the consummation of this offering such that the Culligan Refill Acquisition will close promptly after the consummation of this offering.

The Culligan Refill Business provides filtered water through the installation and servicing of reverse osmosis water filtration systems. Retailers benefit from the reverse osmosis water filtration systems as they ensure water used throughout a store is clean and safe for self-serve refill vending and store-use services, such as food preparation and hydration of produce. Customers of the Culligan Refill Business include Walmart, Safeway, Meijer, Sobeys, Target, Hy-Vee and Kroger. For the year ended December 31, 2009, the Culligan Refill Business generated revenues of $26.0 million and net income of $4.3 million. Approximately 84% of the Culligan Refill Business’s revenues were generated in the United States, with operations in 48 states, and approximately 16% of its revenues were generated in Canada across 10 provinces. The Culligan Refill Business’s revenues are driven by self-serve refill vending services and empty reusable water bottle sales, which account for approximately 76% and 16% of its revenues, respectively, and to a lesser extent by store-use services.

The Culligan Refill Business provides us with an established platform to expand into the self-serve water refill business. We believe the Culligan Refill Business is highly complementary to our water bottle exchange business from both a product and operational perspective. We believe the Culligan Refill Acquisition will:

•	provide additional consumer value and convenience;

•	augment our environmentally friendly product offering;

•	allow us to leverage our marketing and increase the sales of our water dispensers;

•	enhance our ability to provide retail customers a broad range of hydration solutions;

•	deepen our retail customer relationships through a more extensive product offering;

•	expand our retail customer base and geographic presence;

•	strengthen our distribution network;

•	increase our knowledge base of the refill segment and add experienced personnel; and

•	provide a source of stable, dependable cash flows to fund future growth.

The Culligan Refill Business

Overview

The principal product line of the Culligan Refill Business consists of a reverse osmosis water filtration system. This system filters water on site at retail locations and dispenses drinking water on a self service basis. As of March 31, 2010, the Culligan Refill Business had installed its reverse osmosis water filtration systems in approximately 4,500 retail customer locations in the United States and Canada.

Reverse Osmosis Water Filtration System

The reverse osmosis water filtration system that the Culligan Refill Business installs and maintains generally consists of a refill vending machine located within its customers’ retail space and reverse osmosis filtration equipment that is typically located in the back room of the retail customers’ store location. The refill vending machine is typically accompanied by a sales display containing empty reusable water bottles.

Refill Vending Machine and Empty Reusable Water Bottles

The use of reverse osmosis filtration equipment located in the back room benefits the retail customer in several ways, including:

•	minimizing the refill vending machine’s footprint within the customer’s retail space;

•	allowing the retail customer to use the filtered water for internal purposes such as in produce misters, ice makers and the customer’s bakery;

•	allowing preventative maintenance, repair and meter reading with minimal consumer interruption; and

•	allowing filtration equipment modifications to increase water volume handling capacity without an increased footprint within the customer’s retail space.

Reverse Osmosis Water Filtration System

Retail customers also benefit from the filtration equipment as using filtered water for store-use purposes such as produce misters and ice makers extends the life of and reduces maintenance costs with respect to the retail customers’ in-store equipment.

The Culligan Refill Business also sells to retail customers a line of one-, three- and five-gallon empty reusable bottles to be sold to consumers for use at the refill vending machines.

During 2009, the Culligan Refill Business derived revenues from the following activities:

•	76% of its revenues from the sale of filtered drinking water through refill vending machines;

•	16% of its revenues from the sale of empty reusable water bottles; and

•	8% of its revenues from the store-use by its retail customers of the reverse osmosis water filtration system for produce misters, ice makers, the customer’s bakery and other similar uses.

Marketing

Sales and marketing to retail customers of the Culligan Refill Business is accomplished primarily through direct selling activities. Sales managers and field sales personnel call directly on major retail accounts. Sales to consumers are accomplished principally through “point of sale” displays and literature at the site of each refill vending machine. The Culligan Refill Business also uses traditional merchandising techniques such as free samples, coupons, special pricing and other in-store promotional techniques to promote consumption of drinking water by the ultimate consumer.

We are required to rebrand the Culligan Refill Business within 12 months after the closing of the Culligan Refill Acquisition.

Product Distribution

The reverse osmosis water filtration systems used in the Culligan Refill Business are placed under services agreements with retail customers who pay fees based on the number of gallons of water used or dispensed by the system. Under this program, the Culligan Refill Business owns the water filtration system and contracts for the provision of all required service and maintenance. Water meters are generally read monthly by a third-party representative and an invoice is subsequently delivered to the retailer.

The revenue realized by the Culligan Refill Business on each reverse osmosis water filtration system is highly dependent upon the overall volume of water sold through a particular location. The consumer typically pays a price to the retailer for water from the refill vending machine ranging from approximately $0.25 to $0.50 per gallon, depending upon the location and the retailer’s overall pricing strategy. The competitive nature of product pricing varies by geographic location.

Certain retail customers also use the reverse osmosis water filtration system for produce misters, ice makers, the customer’s bakery and other similar uses. These retail customers are billed monthly for this store water usage with the charges based on each particular store’s volume of water used.

Customers

A significant portion of the revenues of the Culligan Refill Business comes from a small group of major retail customers. For the year ended December 31, 2009, Walmart accounted for 65% of the net sales of the Culligan Refill Business, and no other retail customer accounted for more than 10% of its net sales. As of March 31, 2010, the Culligan Refill Business had installed its reverse osmosis water filtration systems in approximately 4,500 retail customer locations in 48 U.S. states (a total of approximately 3,800 locations) and 10 Canadian provinces (a total of approximately 700 locations). The Culligan Refill Business has long-standing relationships with most of its major retail customers. For example, its business relationship with Walmart began in 1991 and its business relationships with its next four largest retail customers began in 2005, 1995, 2000 and 1998, respectively.

Operational Process

The Culligan Refill Business has divided its operating territory into seven distinct geographic regions. The Culligan Refill Business has a district vending manager for each region who is responsible for managing the operations within the region as well as the oversight, support and management of the service providers servicing the retail locations within the region.

Sales Process

The Culligan Refill Business employs a direct sales force that actively pursues headquarters-based retail relationships to better serve the retailer customers and to minimize layers of approval and decision-making with regard to the addition of new retail locations. Upon confirmation of a new retail location, the Culligan Refill Business coordinates with the retailer and the service provider to schedule an installation in a timely manner.

The reverse osmosis water filtration system is part of a turn-key program for retailers in which the network of service providers actively service each retail account. After the water filtration equipment is installed and operational, the service provider completes on-site training with the retailer and has an ongoing economic interest in supporting and growing the business relationship to increase gallon sell through as the service providers are paid by the Culligan Refill Business based upon a percentage of water volume sales, subject to minimum and maximum commission amounts.

Retail Relationships

While individual retail locations are typically serviced by third party service providers, the customer relationship is “owned” and maintained by the experienced retail sales and service organization at the Culligan Refill Business, which allows a strong customer affinity and the maintenance of key headquarters-based relationships. The sales team routinely reviews sales results and trends with retail customers to provide suggestions for improving the sell through. The retail relationships are divided into regions and managed by sales and service personnel.

Service Providers

The Culligan Refill Business has over 500 service providers who are responsible for the initial installation of the reverse osmosis water filtration systems, the regular maintenance of the systems, any necessary repairs, routine water testing and monthly meter reading to determine retail customer water usage. These service providers are comprised of Culligan International franchised dealers, service providers owned by subsidiaries of Culligan International and third-party service providers, which are responsible for serving retail store locations representing 56%, 25% and 19% of the revenues of the Culligan Refill Business for the year ended December 31, 2009, respectively. Typically, a service provider is paid a commission based on a percentage of the total revenues at the locations for which the service provider is responsible, subject to minimum and maximum commission amounts. Service providers also earn an hourly rate for initial installations of the reverse osmosis water filtration systems.

The Culligan Refill Business employs a field service team which provides training and support to its service providers and retail customers.

Reverse Osmosis Water Filtration Systems

The reverse osmosis water filtration system is comprised of two components: reverse osmosis water filtration equipment and a refill vending machine. The water filtration equipment is typically installed in the back room of a retail location and all such equipment generally has the same component filters and parts. A water line is installed from the water filtration equipment to the refill vending machine. The retail customer will specify the location of the refill vending machine, which is typically in the water aisle or back wall of the store. The retail customer is responsible for the plumbing, electrical and drainage requirements of an installation. An installation typically takes a few hours to complete, and the service provider that installed the system provides a completed work order to confirm the installation.

The Culligan Refill Business employs an operations team which assembles, refurbishes and repairs the refill vending machines. This team is located in its Eagan, Minnesota facility, where it routinely refurbishes equipment that has been in service for five years and longer or when a customer requests a refreshed system. The operations team also procures new filtration systems component parts and assembles the units and ships them to locations for installation by service providers. The component parts are generally sourced from multiple suppliers.

Maintenance

The regular maintenance completed by the service providers generally includes a monthly sanitization of the reverse osmosis water filtration system, a monthly system component check and any necessary preventative maintenance resulting from such component check and may include a water test for regulatory purposes. The various jurisdictions in which the Culligan Refill Business operates have specific bimonthly, monthly, quarterly or annual water testing reporting requirements with which it complies, but it performs water tests on each reverse osmosis water filtration system at least quarterly.

Customer Service

The Culligan Refill Business has a customer service team which coordinates service and bottle order replenishment requests from its retail customers. All calls are received and tracked through a toll-free telephone number for the United States and a separate telephone number for Canada. This team coordinates service requests to the service provider network and manages work orders to ensure completion of the service request. This team also addresses any consumer questions.

Administration

The accounting department of the Culligan Refill Business is responsible for billing and collecting from retail customers. Retailers are typically billed monthly based on a meter reading performed by the service provider that is faxed to the billing department. The billing team enters the meter reading into a billing system and generates invoices for the retail customer, which are sent electronically or by mail to the retail customer. Retail customers generally have 30 day terms to pay invoices. The Culligan Refill Business utilizes an ERP system and document imaging system and has supplemented the system with its billing system.

Bottle Sourcing

The Culligan Refill Business sources empty reusable bottles from several manufacturing sources. The bottles are managed, inventoried and shipped through a 16,000 square foot leased warehouse facility in Oklahoma City, Oklahoma. The Culligan Refill Business co-owns with the bottle manufacturers certain bottle molds for bottles exclusively purchased for retailers.

The Culligan Refill Business has historically used a variety of suppliers and does not believe it is materially dependent on any single supplier. Alternate sources of supply are available for all of the critical components used in the Culligan Refill Business.

Services Agreements

The Culligan Refill Business has historically entered into services arrangements with its retail customers pursuant to which the Culligan Refill Business agrees to install and maintain its reverse osmosis water filtration system within the retail customer’s store in exchange for typically monthly payments from the retail customer based on the store’s water volume usage. These arrangements generally have terms of one to five years and the original terms of many of the agreements have expired. In such cases the arrangements have generally been automatically renewed or continue to operate on the same terms.

Competition

The Culligan Refill Business participates in the highly competitive bottled water segment of the nonalcoholic beverage industry. While the industry is dominated by large and well-known international companies, numerous smaller firms are also seeking to establish market niches. The business model of the Culligan Refill Business is differentiated from most of the participants in the North American nonalcoholic beverage industry in that it offers self-service refill of drinking water. There are a few direct competitors that offer similar refill vending services, but with the exception of Glacier Water Services, Inc., we believe these direct competitors generally operate on a smaller geographical and operational scale than the Culligan Refill Business. The Culligan Refill Business faces two levels of competition: (i) competition at the retail customer level to secure placement of its reverse osmosis water filtration systems in the store; and (ii) competition at an end-user level to convince consumers to purchase its water versus other options. Competitive factors with respect to the Culligan Refill Business include pricing, taste, advertising, sales promotion programs, retail placement, introduction of new packaging and branding.

Many of the indirect competitors in the bottled water segment of the nonalcoholic beverage industry are leading consumer products companies, have substantially greater financial and other resources than the Culligan Refill Business or us, have established a strong brand presence with consumers and have established relationships with retailers, manufacturers, bottlers and distributors necessary to start a self-service drinking water refill business at North American retail locations should they decide to do so. In addition to competition between firms within the bottled water industry, the industry itself faces significant competition from other nonalcoholic beverages, including carbonated and non-carbonated soft drinks and waters, juices, sport and energy drinks, coffees, teas and spring and tap water.

Intellectual Property and Trademarks

There are no material registered patents, trademarks or copyrights related to the Culligan Refill Business that we are acquiring in connection with the Culligan Refill Acquisition. However, employees of the Culligan Refill Business that will be joining our Company do possess important know-how related to the self-service drinking water refill business and the reverse osmosis water filtration systems offered by the Culligan Refill Business. We consider this know-how to be an important part of the Culligan Refill Business and one of the principal reasons we believe the Culligan Refill Business will provide our Company a solid platform to include self-service drinking water refill in our product offerings.

Governmental Regulation

The conduct of the Culligan Refill Business and the production, distribution, advertising, promotion, labeling, safety, sale and use of its products are subject to various laws and regulations administered by federal, state, provincial and local governmental agencies in the United States and Canada. It is the policy of the Culligan Refill Business to abide by the laws and regulations that apply to it and the Culligan Refill Business requires manufacturing and service provider partners to comply with all laws and regulations applicable to them.

The refill vending machines used in the Culligan Refill Business are certified by the National Automatic Merchandising Association (“NAMA”). NAMA maintains a “vending machine” certification program which evaluates food and beverage vending machines against current requirements of the U.S. Public Health Service Ordinance and Code. The manufacturing facility used in connection with the Culligan Refill Business is required to be registered with the EPA under the provisions of the Federal Insecticide, Fungicide and Rodenticide Act because certain components used in connection with the reverse osmosis water filtration systems are deemed to be “pesticidal devices.” The Eagan, Minnesota facility has been registered as required.

Certain states have permit requirements for the operation of the refill vending machines. The Culligan Refill Business uses outside laboratories to periodically test the quality of the water dispensed through the refill vending machine. The water dispensed through the refill vending machine is also regularly tested by outside laboratories for the presence of coliform bacteria.

Legal Proceedings

From time to time, the Culligan Refill Business has been involved in various lawsuits, claims and other legal proceedings arising from its normal business activities. The Culligan Refill Business is not currently the subject of any proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on its business, results of operations or financial condition.

Facilities

The Culligan Refill Business is headquartered in Eagan, Minnesota. We will assume the office lease relating to the headquarters facility for a term that expires in October 2014.

The Culligan Refill Business uses one warehouse and distribution facility located in Oklahoma City, Oklahoma. We will assume the lease related to this facility covering approximately 16,000 square feet for a term that expires in September 2010.

We believe that these facilities are suitable and adequate to meet our current needs with respect to the Culligan Refill Business, and that suitable additional or substitute space will be available to accommodate expansion of these operations.

Employees

As of March 31, 2010, the Culligan Refill Business had approximately 50 employees, none of which are represented by a labor union or covered by a collective bargaining agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF THE CULLIGAN REFILL BUSINESS

The following discussion and analysis of the financial condition and results of operations of the Culligan Refill Business should be read in conjunction with the financial statements and related notes of the Culligan Refill Business appearing elsewhere in this prospectus. The actual results of the Culligan Refill Business could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in the section of this prospectus titled “Risk Factors.”

Overview

The Culligan Refill Business provides reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada at approximately 4,500 retail locations. This business also sells empty reusable water bottles for use at refill vending machines. Retailers benefit from the Culligan Refill Business as it ensures water used throughout a store is clean and safe for self-serve refill vending and store-use services, such as food preparation and hydration of produce. Customers of the Culligan Refill Business include Walmart, Safeway, Meijer, Sobeys, Target, Hy-Vee and Kroger. For the year ended December 31, 2009, the Culligan Refill Business generated revenues of $26.0 million and net income of $4.3 million. Approximately 84% of the Culligan Refill Business’s revenues were generated in the United States, with operations in 48 states, and approximately 16% of its revenues were generated in Canada across 10 provinces. The Culligan Refill Business’s revenues are principally driven by self-serve refill vending services, empty reusable water bottle sales and store-use services, which account for approximately 76%, 16% and 8% of revenues, respectively.

Results of Operations

The following table sets forth the results of operations of the Culligan Refill Business for the periods indicated:

			Three Months Ended
	Years Ended December 31,		March 31,
	2008	2009	2009	2010
	(in thousands)
			(Unaudited)

Consolidated statements of operations data:
Net sales	$25,746	$26,017	$6,193	$6,109
Operating costs and expenses
Cost of sales	13,635	13,643	3,324	3,247
Selling, general and administrative expenses	3,270	2,877	688	648
Depreciation and amortization	3,872	2,488	592	681

Total operating costs and expenses	20,777	19,008	4,604	4,576

Income from operations	4,969	7,009	1,589	1,533
Provision for income taxes	1,837	2,665	606	587

Net income	$3,132	$4,344	$983	$946

The following table sets forth the results of operations for the Culligan Refill Business expressed as a percentage of net sales for the periods indicated:

			Three Months Ended
	Years Ended December 31,		March 31,
	2008	2009	2009	2010
			(Unaudited)

Consolidated statements of operations data:
Net sales	100%	100%	100%	100%
Operating costs and expenses
Cost of sales	53.0%	52.4%	53.7%	53.2%
Selling, general and administrative expenses	12.7%	11.1%	11.0%	10.6%
Depreciation and amortization	15.0%	9.6%	9.6%	11.1%

Total operating costs and expenses	80.7%	73.1%	74.3%	74.9%

Income from operations	19.3%	26.9%	25.7%	25.1%
Provision for income taxes	7.1%	10.2%	9.8%	9.6%

Net income	12.2%	16.7%	15.9%	15.5%

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Net Sales. Net sales for the first quarter of 2010 decreased slightly by $0.1 million or 1.6% to $6.1 million from $6.2 million in the first quarter of 2009. The decrease in sales resulted primarily from lower volume in the U.S. in the vended water business. The first quarter is generally the weakest quarter of the year.

Gross Margin. Overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 46.8% for the first quarter of 2010 from 46.3% for the first quarter of 2009. The primary reason for the favorable change in margin was lower indirect labor costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the first quarter 2010 and 2009 were $0.6 million and $0.7 million, respectively, and as a percentage of net sales, decreased to 10.6% for the first quarter of 2010 from 11.0% for the first quarter of 2009. Selling, general and administrative expenses decreased as a result of lower outside service fees and office expenses.

Depreciation and Amortization. Depreciation and amortization increased 15.0% to $0.7 million in the first quarter of 2010 from $0.6 million in the first quarter of 2009. The increase in depreciation and amortization is primarily due to an increase in capital expenditures over the last twelve months.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Net sales for 2009 increased $0.3 million or 1.2% to $26.0 million from $25.7 million in 2008. The increase in sales resulted from a price increase as well as slightly higher volumes.

Gross Margin. Our overall gross margin, defined as net sales less cost of sales, as a percentage of net sales increased to 47.6% for 2009 from 47.0% for 2008. The primary reasons for the favorable change in margin were benefits from a price increase and slightly lower expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2009 decreased $0.4 million or 12.1% to $2.9 million from $3.3 million and, as a percentage of net sales, decreased to 11.1% for 2009 from 12.7% for 2008. Selling, general and administrative expenses decreased as a result of lower bad debt and salary related expenses.

Depreciation and Amortization. Depreciation and amortization decreased by $1.4 million or 35.9% to $2.5 million in 2009 from $3.9 million in 2008. The decrease in depreciation and amortization expense is due to a significant amount of assets becoming fully depreciated in 2008.

Critical Accounting Policies and Estimates

Revenue Recognition. Vended water dispensing machines placed at the retailers are used by consumers on a self-serve basis. Revenue is recognized at the time the meters are read during the servicing of the vended water dispensing machines. At December 31, 2009, there were approximately 4,500 refill vending machines, making the servicing of each machine at the end of each reporting period impractical. Consequently, the Culligan Refill Business estimates the revenue from the last time each machine was serviced until the end of the reporting period, based on the most current average daily volume of each machine. For the years ended December 31, 2009 and 2008, the Culligan Refill Business recorded approximately $1,051 and $1,050, respectively, of such revenues, which for both year-ends represent an average of approximately 22 days of use per machine.

The Culligan Refill Business recognizes revenue when empty bottles are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in cost of sales.

Foreign Currency Translation. The Culligan Refill Business’s operations are in the U.S. and Canada. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the current rate of exchange existing at period-end. Revenues, expenses, gains, and losses are translated at average monthly exchange rates. Translation adjustments are included in the combined statements of parent equity and comprehensive income for the Culligan Refill Business.

Goodwill and Other Intangible Assets. Goodwill reflected in the Culligan Refill Business’s financial statements represents an allocation of the goodwill, the excess of costs over fair value of assets of business acquired, recorded by Culligan Holding S.àr.l at the date of acquisition of the Culligan Refill Business. The relative fair value approach was used as the basis for the allocation. The Culligan Refill Business is a component of the Culligan Holding S.àr.l reporting unit. Goodwill is not amortized but is instead tested at the reporting unit level for impairment at the reporting unit level at least annually in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles- Goodwill and Other (ASC 350). Culligan Holding S.àr.l completed its annual goodwill impairment tests as of December 31, 2009 and 2008 and determined that goodwill was not impaired during these years.

Impairment of Long-Lived Assets. The Culligan Refill Business reviews whether events or circumstances subsequent to the acquisition of any long-lived assets have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the carrying value of those assets may not be recoverable. If events or circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Culligan Refill Business uses projections to assess whether future cash flows on a nondiscounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets, to determine whether a write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended December 31, 2009 and 2008.

Fair Value of Financial Instruments. Financial instruments consist primarily of accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of such instruments are considered to be representative of their respective fair values due to the short-term maturity of the instruments.

Concentrations of Risk. The Culligan Refill Business offers products and services to a fairly diverse customer base; however, one customer accounted for approximately 65% and 63% of the Culligan Refill Business’s revenues in 2009 and 2008 and approximately 57% and 59% of accounts receivable as of December 31, 2009 and 2008, respectively. There is no significant supplier, product line, credit, geographic, or other concentrations that could expose the Culligan Refill Business to adverse near term severe financial impacts.

Culligan Refill Acquisition Agreements

Asset Purchase Agreement

On June 1, 2010, we entered into an asset purchase agreement with Culligan to purchase the assets related to the Culligan Refill Business for a total purchase price of $105.0 million consisting of:

•	a cash payment of $60.0 million; and

•	the issuance of shares of our common stock with a value of $45.0 million based upon the price that we issue shares in this offering (or shares, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus).

The purchase price for the Culligan Refill Business is subject to a working capital adjustment that is to be finally determined after the closing of the transaction. There will be a dollar-for-dollar adjustment to the purchase price if the actual working capital amount is above or below the target working capital of approximately $2.0 million. The cash portion of the purchase price will be increased and the number of shares of common stock we will issue will be decreased by an amount equal to the net cash proceeds we receive from any exercise of the underwriters’ over-allotment option. We will also assume certain specifically identified liabilities in connection with the Culligan Refill Acquisition.

The asset purchase agreement contains customary representations, warranties, covenants and conditions to closing. Certain conditions to closing include (a) the closing of the initial public offering and (b) the receipt of the permits necessary to operate the vended water machines representing not less than 80% of the aggregate revenue of all vended water machines for fiscal year 2009.

In connection with the closing of the Culligan Refill Acquisition, we have entered or will enter into a trademark license agreement, two transition services agreements, a dealer services agreement, a non-compete agreement, a supply agreement, a lock-up agreement, a registration rights agreement and employment agreements with Jeanne Cantu, Vice President and General Manager of the Culligan Refill Business, and Carl Werner, Controller of the Culligan Refill Business.

Trademark License Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a trademark license agreement with Culligan International Company, pursuant to which Culligan International Company will grant us a non-exclusive, royalty-free right and license to use certain of Culligan’s trademarks in connection with the Culligan Refill Business within the United States and Canada. The term of the trademark license agreement is one year, unless sooner terminated in accordance with its provisions.

Transition Services Agreements

United States Transition Services Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a transition services agreement with Culligan International Company, pursuant to which Culligan International Company will provide or cause to be provided certain services, including payroll and information technology services at no charge. We will use our commercially reasonable efforts to end our use of the provided services as soon as reasonably possible. Culligan International Company will provide such support as we may reasonably request to assist us in obtaining replacement services and exiting from the systems of Culligan International Company on or before the termination of the transition services agreement. This transition services agreement has a 60-day term, which commences on the date of the closing of the Culligan Refill Acquisition.

Canada Transition Services Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a transition services agreement with Culligan of Canada, Ltd., pursuant to which Culligan of Canada, Ltd. will provide or cause to be provided certain services, including information technology, accounting and billing services at a rate of CAD$28,250 per month. This transition services agreement will terminate on December 31, 2011 unless earlier terminated in accordance with its terms.

Dealer Services Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a dealer services agreement with Culligan International Company, pursuant to which Culligan International Company will provide us with access to the Culligan-owned service providers and its franchisee service providers and will cause, or use commercially reasonable efforts to cause, such service providers to conduct the services they currently conduct with respect to the refill vending machines. The dealer services agreement will terminate on December 31, 2011 unless earlier terminated in accordance with its terms.

Non-Compete Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a non-competition agreement with Culligan Store Solutions, LLC, Culligan of Canada, Ltd., and Culligan International Company, pursuant to which the Culligan entities will agree, subject to certain exceptions, to refrain from engaging in certain conduct for a period of five years, including:

•	selling or providing certain products and services related to refill vending machines within a specified territory;

•	soliciting or accepting as a customer any customer of the Culligan Refill Business for purposes of marketing, selling or providing certain products and services to such customer;

•	soliciting or hiring certain current employees of the Culligan Refill Business; or

•	providing certain products and services to any person for use by any person to engage in business similar to that of the Culligan Refill Business within a specified territory.

Supply Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a supply agreement with Culligan International Company pursuant to which it has agreed to sell us certain water filtration equipment and products. This supply agreement has a one-year term, but will automatically renew for one-month periods unless either party provides notice of termination at least 30 days prior to the expiration of the then current term.

Lock-Up Agreement

Culligan Store Solutions, LLC and Culligan International Company have entered into a lock-up agreement pursuant to which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC and Wells Fargo Securities, LLC. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Thomas Weisel Partners LLC and Wells Fargo Securities, LLC, which may be granted by Thomas Weisel Partners LLC and Wells Fargo Securities, LLC for any reason. The 180-day lock-up period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. After the lock-up period, these shares may be sold, subject to compliance with applicable securities laws.

Registration Rights Agreement

At the closing of the Culligan Refill Acquisition, we will enter into a registration rights agreement with Culligan International Company pursuant to which we will agree, subject to certain exceptions, to prepare and file a registration statement to register the shares of our common stock received by Culligan in connection with the Culligan Refill Acquistion within 181 days of the consummation of the transaction. If this registration statement is not declared effective within such 181-day period or, subject to certain limitations, Culligan is not permitted to make sales pursuant to such registration statement after it is declared effective, we will be required to pay Culligan a ticking fee for any such period during which the registration statement is not effective or sales cannot be made. Such ticking fee will generally be calculated by multiplying Culligan’s cost of capital at the relevant time (up to 12%) by the value of shares of our common stock then held by Culligan (calculated based upon the price we are selling shares in this offering).

Employment Agreements

Jeanne Cantu

We have entered into an employment agreement with Jeanne Cantu that is effective upon the closing of the Culligan Refill Acquisition pursuant to which Ms. Cantu has agreed to serve as a Vice President and General Manager of the Culligan Refill Business. Ms. Cantu will receive a base salary of $168,100, would receive severance in certain circumstances and would be subject to a one year non-competition covenant. This employment agreement has a term of two years.

Carl Werner

We have entered into an employment agreement with Carl Werner that is effective upon the closing of the Culligan Refill Acquisition pursuant to which Mr. Werner has agreed to serve as Controller of the Culligan Refill Business. Mr. Werner will receive a base salary of $91,637, would receive severance in certain circumstances and would be subject to a one year non-competition covenant. This employment agreement has a term of two years.

MANAGEMENT

Set forth below are our executive officers and directors, together with their positions and ages as of May 1, 2010.

Name	Age	Position

Billy D. Prim	54	Chairman, Chief Executive Officer, President and Director
Mark Castaneda	45	Chief Financial Officer
Michael S. Gunter	41	Senior Vice President, Operations
Duane G. Goodwin	51	Senior Vice President, Business Development
Richard A. Brenner	46	Director
David W. Dupree	55	Director
Malcolm McQuilkin	64	Director
David L. Warnock	51	Director

Set forth below is a brief description of the business experience of our directors and executive officers.

Billy D. Prim — Chairman, Chief Executive Officer, President and Director. Mr. Prim has been our Chairman, Chief Executive Officer and President since he founded the Company in 2004. Mr. Prim has also served on our Board of Directors since 2004. Prior to founding the Company, Mr. Prim founded Blue Rhino Corporation (a provider of propane cylinder exchange and complementary propane and non-propane products) in March 1994 and served as its Chief Executive Officer and Chairman of the Board. He led Blue Rhino’s initial public offering in May 1998 and remained its Chief Executive Officer until April 2004, when Blue Rhino was acquired by Ferrellgas Partners, L.P., at which time he was elected to the Ferrellgas board of directors on which he served until November 2008. Mr. Prim currently serves on the board of directors of Towne Park Ltd. and previously served on the board of directors of Southern Community Bank and Trust from 1996 until 2005. Mr. Prim brings extensive business, managerial and leadership experience to our Board of Directors. Mr. Prim’s service as an executive and a Director of Primo provide our Board of Directors with a vital understanding and appreciation of our business. In addition, Mr. Prim’s leadership abilities, his experience at Blue Rhino and his extensive knowledge of the bottled water industry position him well for service on our Board of Directors.

Mark Castaneda — Chief Financial Officer. Mr. Castaneda has served as our Chief Financial Officer since March 2008. Prior to joining our Company, he served as Chief Financial Officer for Tecta America, Inc. (a private national roofing contractor) from October 2007 until March 2008, as Chief Financial Officer for Interact Public Safety (a private software company) from September 2006 until October 2007 and as Chief Financial Officer for Pike Electric Corporation (a publicly-traded energy solutions provider) from October 2004 until August 2006, where he helped lead its initial public offering in July 2005. Mr. Castaneda served Blue Rhino Corporation as its Chief Financial Officer from November 1997 until October 2004 and as a Director from September 1998 until April 2004. Mr. Castaneda helped lead Blue Rhino’s initial public offering with Mr. Prim in May 1998. Mr. Castaneda began his career with Deloitte & Touche in 1988 and is a certified public accountant.

Michael S. Gunter — Senior Vice President, Operations. Mr. Gunter has served as our Senior Vice President of Operations since March 2010 and previously served as our Vice President of Operations from our founding in October 2004 through February 2010. Prior to joining our Company, he served as the Senior Director of Strategy and Financial Analysis as well as the Director of Information Technology for Blue Rhino Corporation from 2000 until October 2004. Mr. Gunter served as an Artillery Officer in the United States Marine Corps from 1990 to 1996.

Duane G. Goodwin — Senior Vice President, Business Development. Mr. Goodwin has served as our Senior Vice President of Business Development since February 2010. Prior to joining our Company, he served as Chief Supply Chain Officer for BlueLinx Corporation (a distributor of building products) from December 2005 until April 2009, as Senior Operations Consultant for Cerberus Capital Management (a private investment firm) from June 2005 until December 2005 and in various management roles for The Home Depot (a home improvement retailer) from 1994 until January 2005. Before joining The Home Depot Mr. Goodwin was with Walmart Stores, Inc. (a mass merchant retailer), where he served in a variety of roles from 1985 through 1994.

Richard A. Brenner — Director. Mr. Brenner has served on our Board of Directors since 2005. He has been the Chief Executive Officer of Amarr Garage Doors (a manufacturer and distributor of garage doors) since July 2002 and was its President from July 1993 until June 2002. Mr. Brenner also serves on several boards of private and nonprofit entities, including ABC of North Carolina, Idealliance and Wake Forest University Health Sciences, and was a member of the board of directors of Blue Rhino Corporation from 1998 to 2004. Mr. Brenner’s significant executive and board service experience qualify him for service on our Board of Directors.

David W. Dupree — Director. Mr. Dupree has served on our Board of Directors since April 2008. As a founder of The Halifax Group (a private equity group) in 1999, he serves as the Chief Executive Officer and Managing Director of Halifax. As the Chief Executive Officer and Managing Director of Halifax, Mr. Dupree has an active role with many of Halifax’s portfolio companies, including serving as the managing member of GenPar Primo, LLC, the general partner of Primo Investors, L.P. Prior to co-founding Halifax, Mr. Dupree was a Managing Director and Partner with The Carlyle Group, where he was primarily responsible for investments in healthcare and related sectors. Mr. Dupree is also a Director Emeritus of Whole Foods Markets, Inc. where he served as a director from 1997 until 2008 and served on the Audit Committee and was Chairman of the Nominating and Governance Committee. Mr. Dupree also serves on several boards of private and non-profit organizations, including the Wake Forest University Board of Trustees. Mr. Dupree’s business, financial, executive and managerial experience as well as service on the boards of various entities position him well to serve as a member of our Board of Directors.

Malcolm McQuilkin — Director. Mr. McQuilkin has served on our Board of Directors since 2005. Since 1990, he has been Chief Executive Officer of Blue Rhino Global Sourcing, LLC (an import and design company and a wholly owned subsidiary of Ferrellgas Propane Partners). As the current Chief Executive Officer of Blue Rhino Global Sourcing, Mr. McQuilkin provides our Board of Directors with significant leadership and executive experience. Mr. McQuilkin’s leadership abilities, his international business expertise (particularly with respect to outsourcing) and his extensive knowledge of complex financial and operational issues facing large companies qualify him to serve as a member of our Board of Directors.

David L. Warnock — Director. Mr. Warnock has served on our Board of Directors since 2005. He is a founder and managing member of Camden Partners Holdings, LLC (a private investment management firm established in 1995 and formerly known as Cahill Warnock & Company, LLC). Mr. Warnock also serves as the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock serves on the board of National American University, Inc., New Horizons Worldwide, Inc., Nobel Learning Communities, Inc., Questar Assessment, Inc., Towne Park Ltd., Ranir LLC, and CIBT School of Business and Technology Corp., and was a member of the board of directors of Blue Rhino Corporation from 2000 to 2004. Mr. Warnock brings to our Board of Directors a unique and valuable perspective from his years of experience in private investment management. Mr. Warnock’s business acumen and his financial, managerial, leadership and board service experience qualify him to serve on our Board of Directors.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors.

Board of Directors

Immediately following the closing of this offering, our Board of Directors will consist of five members. Our amended and restated bylaws that will be in effect immediately following the closing of this offering permit our Board of Directors to establish the authorized number of directors, and five directors are currently authorized. These amended and restated bylaws also provide that any vacancies or newly-created directorships may be filled only by the remaining members of our Board of Directors.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Billy D. Prim and David W. Dupree, and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be David L. Warnock and Malcolm McQuilkin, and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III director will be Richard A. Brenner, and his term will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of that director’s successor, or that director’s earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our Company.

Director Independence

Upon the closing of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market. Under the applicable Nasdaq listing standards, independent directors must comprise a majority of a listed company’s Board of Directors within a specified period following the closing of its initial public offering. In addition, Nasdaq’s rules require that, subject to specific exceptions, each member of a listed company’s audit committee and those members of the board of directors determining executive compensation and director nominations be independent. Audit committee members also must satisfy the independence criteria set forth in rule 10A-3 under the Securities Exchange Act of 1934. Under the Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of rule 10A-3 under the Securities Exchange Act of 1934, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In March 2010, our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. Brenner, Dupree, McQuilkin and Warnock, representing four of our five current directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq rules. Our Board of Directors also determined that Messrs. Brenner, Dupree and Warnock, who comprise our audit committee, Messrs. Dupree, McQuilkin and Warnock, who comprise our compensation committee, and Messrs. Brenner, Dupree, McQuilkin and Warnock, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of Nasdaq. In making these determinations, our Board of Directors considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-

employee director. There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a nominating and governance committee. Our Board of Directors may establish other committees from time to time to facilitate our corporate governance.

Audit Committee. Our audit committee is comprised of Messrs. Brenner, Dupree and Warnock, with Mr. Dupree acting as chair. The principal responsibilities and functions of our audit committee are to assist the Board of Directors in fulfilling its oversight of (i) the integrity of our financial statements, (ii) the effectiveness of our internal controls over financial reporting, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our registered public accounting firm, and (v) the performance of our registered public accounting firm. In carrying out its oversight responsibilities and functions, our audit committee, among other things, oversees and interacts with our independent auditors regarding the auditors’ engagement and/or dismissal, duties, compensation, qualifications and performance; reviews and discusses with our independent auditors the scope of audits and our accounting principles, policies and practices; reviews and discusses our audited annual financial statements with our independent auditors and management; and reviews and approves or ratifies (if appropriate) related party transactions. Our audit committee also is directly responsible for the appointment, compensation, retention and oversight of our independent auditors.

Our Board of Directors has determined that Mr. Warnock is an audit committee financial expert, as defined under the applicable rules of the SEC, and that all members of the audit committee are “independent” within the meaning of the applicable Nasdaq listing standards and the independence standards of rule 10A-3 of the Securities Exchange Act of 1934. Each of the members of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market.

Compensation Committee. Our compensation committee is comprised of Messrs. Dupree, McQuilkin and Warnock, with Mr. Warnock acting as the chair. The principal functions of our compensation committee include (i) reviewing our compensation practices and policies, (ii) reviewing and approving the compensation for our senior executives, (iii) evaluating the performance of our senior executives, and (iv) assisting in the Company’s compliance with the regulations of the SEC regarding executive compensation disclosure. Our Board of Directors has determined that all members of the compensation committee are “independent” within the meaning of the applicable Nasdaq listing standards.

Nominating and Governance Committee. Our nominating and governance committee is comprised of Messrs. Brenner, Dupree, McQuilkin and Warnock, with Mr. Brenner acting as the chair. The principal functions of our nominating and corporate governance committee are, among other things, to (i) establish membership criteria for our Board of Directors, (ii) establish and communicate to stockholders a method of recommending potential director nominees for the committee’s consideration, (iii) identify individuals qualified to become directors consistent with such criteria and select the director nominees, (iv) plan for continuity on our Board of Directors, (v) recommend action to our Board of Directors upon any vacancies on our Board of Directors, (vi) facilitate the annual evaluation of the performance of our Board of Directors and its committees, (vii) periodically review management succession plans, and (viii) consider and recommend to our Board of Directors other actions relating to our Board of Directors, its members and its committees. Our Board of Directors has determined that all members of the nominating and governance committee are “independent” within the meaning of the applicable Nasdaq listing standards.

Code of Conduct

Our Board of Directors has adopted a Code of Business Conduct and Ethics that will become effective upon the closing of this offering. This code will apply to all of our employees, officers, and directors, including our principal executive, financial and accounting officers and all persons performing similar functions. A copy of our Code of Business Conduct and Ethics will be available upon the closing of this offering on our corporate website (www.primowater.com). We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

We have not historically had any policy regarding compensation payable to our directors. Instead, we have from time to time in the past made awards of stock options to our non-employee directors. We made no such awards in 2008 or 2009 and we have not otherwise compensated our directors for services. In February 2010, we awarded each of our non-employee directors 60,000 shares of restricted common stock that vest in equal annual installments over a three-year period.

After giving effect to these awards, our non-employee directors hold the following equity awards received as director compensation:

Name	Stock Options (#)(1)	Restricted Stock (#)(2)

Richard A. Brenner	24,000	60,000
David W. Dupree	—	60,000
Malcolm McQuilkin	12,000	60,000
David L. Warnock	24,000	60,000

(1)	These stock options were granted prior to 2008, are vested in their entirety and have an exercise price of $1.25 per share. As of December 31, 2009, the only outstanding equity awards were the stock options listed above.

(2)	These shares of restricted stock were granted on February 18, 2010 and vest in equal annual installments over a three-year period.

In connection with this offering, our Board of Directors approved and adopted our Non-Employee Director Compensation Policy. Under the Non-Employee Director Compensation Policy, each non-employee director will receive an annual retainer of $25,000, to be paid one-half in restricted common stock and one-half in options to purchase common stock, granted on the first business day following each annual meeting of our stockholders. Additionally, non-employee directors will receive the following cash awards: (i) a $5,000 retainer for directors who also serve as committee chairs and a $2,500 retainer for other directors; (ii) $2,500 for each regularly scheduled Board of Directors meeting attended in person ($1,000 if attended telephonically); (iii) $1,000 for each ad hoc telephonic special Board of Directors meeting attended; (iv) $1,000 for each regularly scheduled committee meeting attended; and (v) $500 for each ad hoc telephonic committee meeting attended. Grants made under the Non-Employee Director Compensation Policy will be made pursuant to the 2010 Omnibus Long-Term Incentive Plan and will vest in full on the day immediately following the first anniversary of the grant date.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, our compensation committee will consist of Messrs. Dupree, McQuilkin and Warnock. During 2009, Messrs. Prim, Brenner, McQuilkin and Warnock served on our compensation committee. Mr. Filipowski, a former member of our Board of Directors, also served on our compensation committee through the end of January 2009.

Interlocks

With the exception of Mr. Prim who served on our compensation committee through the end of 2009, none of the members of our current compensation committee or our compensation committee during 2009 is or has at any time been an officer or employee of ours. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or compensation committee during 2009.

The following paragraphs provide a description of certain transactions between the company and current members of the compensation committee and former members of the compensation committee who served at any time during 2009. See “Related Party Transactions” for additional information regarding these transactions.

Sale of Subordinated Convertible Notes and Warrants

Messrs. Prim, Dupree, McQuilkin and Warnock (either individually or through an affiliated entity) purchased an aggregate of $3.04 million of our 2011 Notes and an aggregate of 225,185 warrants to purchase shares of our common stock in a private placement on December 30, 2009. We issued a total of $15.0 million of 2011 Notes and a total of 1,111,109 warrants in that private placement. The exercise price of these warrants is either (a) $1.25 per share or (b) following a public offering in which we realize at least $30.0 million in net proceeds, 80% of the per share price of the shares issued in the offering. The following table sets forth certain information regarding such persons’ purchase of the 2011 Notes and the related warrants.

		Principal
		Amount of Notes
		Purchased	Warrants
Name	Affiliated Investor	($)	(#)

Billy D. Prim	—	540,000	40,000
David W. Dupree	—	100,000	7,407
Malcolm McQuilkin	Malcolm McQuilkin Living Trust	1,000,000	74,074
David L. Warnock	Camden Partners Strategic Fund III, LP	1,344,140	99,566
David L. Warnock	Camden Partners Strategic Fund III-A, LP	55,860	4,138

Sale of Series C Convertible Preferred Stock and Warrants

Messrs. Prim, Dupree, McQuilkin and Warnock (either individually or through an affiliated entity) purchased an aggregate of 5,826,947 shares of Series C convertible preferred stock and warrants to purchase an aggregate of 582,695 shares of common stock at an exercise price of $1.98 per share in private placement transactions between December 14, 2007 and May 20, 2008. We issued a total of 12,520,001 shares of Series C convertible preferred stock and warrants to purchase 1,252,001 shares of common stock in connection with these private placement transactions. The following table sets forth certain information regarding such persons’ ownership of those shares and warrants.

				Amount Paid for
		Shares	Warrants	Shares and
		Purchased	Purchased	Warrants
Name	Affiliated Investor	(#)	(#)	($)

Billy D. Prim	—	512,363	51,237	1,229,671
David W. Dupree	Primo Investors, L.P.	4,281,250	428,125	10,275,000
Malcolm McQuilkin	Malcolm McQuilkin Living Trust	200,000	20,000	480,000
David L. Warnock	Camden Partners Strategic Fund III, LP	800,084	80,008	1,920,202
David L. Warnock	Camden Partners Strategic Fund III-A, LP	33,250	3,325	79,800

Sale of Series B Preferred Stock and Warrants

Messrs. Prim, McQuilkin, Warnock and Filipowski (either individually or through or with an affiliated entity or person) purchased an aggregate of 8,999,691 shares of Series B preferred stock and warrants to purchase an aggregate of 2,402,916 shares of common stock at an exercise price of $1.25 per share in private placement transactions between April 28, 2006 and June 30, 2007. We issued a total of 23,280,221 shares of Series B preferred stock and warrants to purchase a total of 6,215,813 shares of common stock in these private placement transactions. The following table sets forth certain information regarding such persons’ ownership of those shares.

				Amount Paid for
		Shares	Warrants	Shares and
		Purchased	Purchased	Warrants
Name	Affiliated Investor	(#)	(#)	($)

Billy D. Prim	—	5,164,846	1,379,013	5,164,846
Billy D. Prim	Deborah Prim	70,000	18,690	70,000
Malcolm McQuilkin	Malcolm McQuilkin Living Trust	600,000	160,200	600,000
David L. Warnock	Camden Partners Strategic Fund III, LP	2,880,300	769,040	2,880,300
David L. Warnock	Camden Partners Strategic Fund III-A, LP	119,700	31,959	119,700
Andrew J. Filipowski	—	164,845	44,014	164,845

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our (1) principal executive officer (Billy D. Prim), (2) principal financial officer (Mark Castaneda) and (3) three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as executive officers on December 31, 2009 (Michael S. Gunter, Richard E. Belmont and Brent C. Boydston, and collectively with Messrs. Prim and Castaneda, our NEOs) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Introduction

Our compensation discussion and analysis discusses the total compensation for our NEOs, and it describes our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees and all of our employees are eligible to participate in the main components our compensation program consisting of:

•	base salary;

•	annual cash bonus; and

•	equity compensation.

The relative value of each of these components for individual employees varies based on job role and responsibility, as well as our financial performance.

Compensation Philosophy and Objectives

Our compensation approach is necessarily tied to our stage of development. Our compensation philosophy is to offer our executive officers, including our NEOs, compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. Accordingly, our executive officer compensation program is designed to link annual and long-term cash and stock incentives to the achievement of Company and individual performance goals and to align the interests of executive officers with the creation of stockholder value.

We believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of Company objectives. Within this overall philosophy, our objectives are to:

•	attract, retain and motivate our executives by providing a total compensation program that takes into consideration competitive market requirements and strategic business needs;

•	align the financial interests of executive officers with those of our stockholders, both in the short and long term;

•	provide incentives for achieving and exceeding annual and long-term performance goals; and

•	appropriately reward executive officers for creating long-term stockholder value.

Each of Messrs. Prim, Castaneda and Gunter has entered into an employment agreement with the Company in connection with this offering. We have also entered into an employment agreement in connection with this offering with Duane G. Goodwin who joined our Company as Senior Vice President,

Business Development in February 2010. The material terms of those employment agreements are described below.

Role of Directors and Executive Officers in Setting Compensation

Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of Board committees, including our compensation committee. Historically, we have informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development, including other small, high-growth public companies. This consideration was based on the general knowledge possessed by members of our compensation committee and also included consultations with our Chief Executive Officer. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we expect to reduce our reliance upon subjective determinations in favor of a more empirically based approach that could involve, among other practices, benchmarking the compensation paid to our NEOs against peer companies that we identify and the use of clearly defined, objective targets to determine incentive compensation awards.

The compensation committee typically considers, but is not required to accept, our Chief Executive Officer’s evaluation regarding the performance and recommendation regarding proposed base salary and bonus and equity awards for the other NEOs, as well as himself. The compensation committee may also request the assistance of our Chief Financial Officer in evaluating the financial, accounting and tax implications of various compensation awards paid to the NEOs. However, our Chief Financial Officer does not recommend or determine the amounts or types of compensation paid to the NEOs. Our Chief Executive Officer and certain of our other NEOs may attend compensation committee meetings, as requested by the chairman of the compensation committee. Our NEOs, including our Chief Executive Officer, typically do not attend any portion of the compensation committee meetings during which their compensation is established and approved.

We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances. To date, the compensation committee has not engaged a compensation consultant. Rather, the compensation committee and our Chief Executive Officer applied subjective discretion to make compensation decisions and they have not used a specific formula or matrix to set compensation in relation to compensation paid by other companies. To date, our compensation committee has not established any percentile targets for the levels of compensation provided to our NEOs. Similarly, the compensation committee has not performed competitive reviews of our compensation programs with those of similarly-situated companies, nor have we engaged in benchmarking of compensation paid to our NEOs. Our historical approach has been to consider competitive compensation practices and other factors such as how much compensation was necessary to recruit and retain an executive and individual performance rather than establishing compensation at specific benchmark percentiles. This approach has enabled us to respond to dynamics in the labor market and provided us with flexibility in maintaining and enhancing our NEOs’ engagement, focus, motivation and enthusiasm for our future. However, as mentioned above, we expect to build some of these practices into our compensation approach over time as we review, evaluate and refine our compensation policies and practices as a public company.

The amount of past compensation, including annual discretionary bonus awards and amounts realizable from prior stock option awards, is generally not a significant factor in the compensation committee’s considerations because these awards would have been earned based on performance in prior years. The compensation committee does, however, consider prior awards when considering the retention aspects of our compensation program.

Our NEOs are not subject to mandated stock ownership or stock retention guidelines. It is the belief of the compensation committee that the equity component of our executive compensation program ensures that our NEOs are also owners and those components work to align the NEOs’ goals with the best interests of our stockholders.

Elements of Our Executive Compensation Program

The principal elements of our executive compensation program have to date been base salary, a discretionary annual cash bonus and long-term equity compensation in the form of stock options. Each of these compensation elements satisfies one or more of our compensation objectives.

We have not adopted any policies with respect to long-term versus currently-paid compensation, but feel that both elements are necessary for achieving our compensation objectives. Currently-paid salary compensation provides financial stability for each of our NEOs and annual increases in base salary provide a reward for short-term Company and individual performance. Annual cash bonuses likewise provide a reward for short-term Company and individual performance. Long-term equity compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. Similarly, while we have not adopted any policies with respect to cash versus non-cash compensation (or among different forms of non-cash compensation), we feel that it is important to encourage or provide for a meaningful amount of equity ownership by our NEOs to help align their interests with those of stockholders, one of our compensation objectives. We have also used equity compensation in order to preserve the Company’s cash to the extent practicable in order to facilitate our growth and development. We combine the compensation elements for each NEO in a manner that the compensation committee believes, in its discretion and judgment, is consistent with the executive’s contributions to our Company and our overall goals with respect to executive compensation.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our NEOs and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each NEO and reward each executive for his or her unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively.

Annual Bonuses

Our cash bonus compensation is designed to reward achievement of goals that support our objective of enhancing stockholder value and motivating executives to achieve superior performance in their areas of responsibility. We generally utilize incentive plans that tie payment of cash bonuses to the Company’s achievement of certain objectives, including revenue targets, EBITDA targets and new selling locations. Our incentive plans also base a portion of the bonus payment on the achievement of individual initiatives that are determined by the Chief Executive Officer, or, in the case of the Chief Executive Officer, by the compensation committee. We determined not to establish an annual incentive plan for 2009 given our desire to reduce expenses in the face of uncertain U.S. economic conditions. As a result, we paid no bonuses to our NEOs with respect to the 2009 performance year.

We have, however, established such an annual incentive plan for 2010, which includes an opportunity for a cash award and an equity award as follows:

•	Cash award:

o	A cash incentive pool will be created based upon the amount by which the Company’s actual earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2010 exceeds target EBITDA (based on the Company’s 2010 budget). This cash pool will be funded as follows:

■	50% of the first $1.0 million of actual EBITDA in excess of target EBITDA; plus

■	30% of the next $1.0 million of actual EBITDA in excess of target EBITDA; plus

■	20% of any actual EBITDA more than $2.0 million in excess of target EBITDA.

o	Each participant in the annual incentive plan for 2010 will be entitled to a portion of the cash incentive pool equal to that participant’s individual 2010 salary over the total 2010 salaries of all the participants in the 2010 annual incentive plan multiplied by the total amount in the cash incentive pool.

•	Equity award:

o	Target amounts are based on Company and employee-specific performance;

o	50% of the award will be payable in stock options and 50% will be payable in restricted stock; and

o	Actual awards will be based on the compensation committee’s subjective evaluation of the Company’s and each individual’s performance.

Long-Term Equity Compensation

Historically, we have provided long-term equity compensation primarily through grants of stock options. However, no such equity compensation was paid in 2009 other than certain awards that were made with respect to 2008 performance. Beginning in 2010, we intend to use a combination of stock options and restricted stock.

We have granted stock options and intend to grant stock options and restricted stock through annually-adopted executive incentive plans, initial grants to new employees and, on occasion, through additional grants approved by our Board of Directors or the compensation committee. We believe that such grants further our compensation objectives of aligning the interests of our NEOs with those of our stockholders, encouraging long-term performance, and providing a simple and easy-to-understand form of equity compensation that promotes executive retention. We view such grants both as incentives for future performance and as compensation for past accomplishments.

We generally have used stock options in the past, rather than other forms of long-term incentives, because they create value for the executive only if stockholder value is increased through appreciation of our share price. Prior to this offering, all stock option grants were made pursuant to our 2004 Stock Plan. Historically, the exercise price of our stock options has been at least equal to the fair market value of our common stock on the date of grant. Prior to this offering, the fair market value of our common stock has been established by our Board of Directors using factors it considered appropriate for a reasonable valuation. Following this offering, the fair market value of our common stock will be the closing price of our common stock on the Nasdaq Global Market on the date of the grant, provided our shares are approved for listing on the Nasdaq Global Market. As a privately owned company prior to the date of this offering, we have not established a program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We have adopted a policy, to take effect upon completion of this offering, that provides for our compensation committee to approve stock option grants up to four times per year at its regularly scheduled quarterly meetings, and further provides that such grants will be effective on the third trading day following the date of the next public disclosure of our financial results following the date of each such meeting.

Following this offering, we anticipate that we will continue to use stock option grants, as well as restricted stock and other forms of equity compensation. We believe restricted stock aligns the interests of our executive officers with those of our stockholders and serves as a retention tool as it will typically be subject to a multi-year vesting period. Following this offering, all equity award grants will be made pursuant to our 2010 Omnibus Long-Term Incentive Plan. The exercise price of stock options will be based on the fair market value of our common stock on the grant date as described above.

Our Chief Executive Officer received an initial stock option grant to purchase 100,000 shares of our common stock in 2004 in connection with the formation of the Company. Our other NEOs received stock option grants in connection with their initial hire. The number of stock options granted to our NEOs in connection with their initial hire was determined based upon negotiations with each executive, represented the number necessary to recruit each executive from his then-current position and reflected our Board of Directors’ subjective evaluation of the executive’s experience and potential for future performance.

We have made additional discretionary grants of equity compensation to all of our executive officers from time to time, as determined by our Board of Directors or the compensation committee taking into consideration factors such as individual performance and competitive market conditions.

Perquisites and Other Benefits

As a general matter, we do not intend to offer perquisites or other benefits to any executive officer, including the NEOs, with an aggregate value in excess of $10,000 annually, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the compensation committee as needed.

Our executive officers are eligible to participate in standard employee benefit plans, including medical, dental, vision, life and any other employee benefit or insurance plan made available to employees. We maintain a 401(k) plan, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. In general, all of our employees are eligible to participate in this plan. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to 90% or the statutory limit, $16,500 in 2009, whichever is less, and have the amount of the reduction contributed to the 401(k) plan. We made no matching contributions during 2009; however, in 2010 our Board of Directors established a Company match of up to 50% of employee contributions up to 6% of their salaries, with 50% of the matching amount being contingent upon our achievement of certain objectives to be determined by our Board of Directors.

Employment and Severance and Change of Control Benefits

We believe that a strong, experienced management team is essential to the best interests of the Company and our stockholders. We recognize that the possibility of a change of control could arise and that such a possibility could result in the departure or distraction of members of the management team to the detriment of our Company and our stockholders. We have entered into new employment agreements with certain of our NEOs in connection with this offering, which are intended to minimize employment security concerns arising in the course of negotiating and completing a change of control transaction. A more detailed description of the change of control provisions provided in these employment agreements is available under the section captioned “Employment Agreements and Change of Control Arrangements” below, and the change of control benefits are quantified in the section captioned “Potential Payments Upon Termination or Change of Control.”

Analysis of 2009 Compensation for Named Executive Officers

Base Salary

In light of the uncertain U.S. economic conditions, we did not increase the base salaries of our NEOs for 2009 compared to 2008.

During 2008 and 2009, the base salary of our Chief Executive Officer, Billy D. Prim, was $400,000 per year.

Mark Castaneda, our Chief Financial Officer, became an employee of the Company in 2008. At that time, our Board of Directors set his base salary at $225,000 per year. Mr. Castaneda’s 2009 base salary remained at $225,000 per year.

During 2008 and 2009, the base salary of Michael S. Gunter, our Senior Vice President, Operations, was $173,363.

Richard E. Belmont, our Vice President, Products, became an employee of the Company in 2008. At that time, our Board of Directors set his base salary at $183,195 per year. Mr. Belmont’s 2009 base salary remained at $183,195 per year.

During 2008 and 2009, the base salary of Brent C. Boydston, our former Vice President, Business Development and current Vice President, National Accounts, was $217,350.

In February 2010, we approved base salaries for our NEOs as follows:

Name	Amount ($)

Billy D. Prim	400,000
Mark Castaneda	250,000
Michael S. Gunter	225,000
Richard E. Belmont	190,000
Brent C. Boydston	150,000

Annual Cash Bonuses

We did not make any cash bonus payments to NEOs for 2009. The compensation committee decided not to establish an annual incentive plan for 2009 given its desire to reduce expenses in the face of uncertain U.S. economic conditions. We paid the following cash bonuses to our NEOs for 2008:

Name	Amount ($)

Billy D. Prim	—
Mark Castaneda	30,000
Michael S. Gunter	22,000
Richard E. Belmont	15,300
Brent C. Boydston	14,000

Long-Term Equity Compensation

We did not make any equity awards to NEOs for 2009 because, as noted above, the compensation committee determined not to establish an annual incentive plan for 2009. We awarded our NEOs options to purchase the following number of shares (at an exercise price of $1.25 per share) in 2009 for 2008 performance:

Number
Name	of Options

Billy D. Prim	—
Mark Castaneda	40,000
Michael S. Gunter	—
Richard E. Belmont	23,800
Brent C. Boydston	21,000

Tax Considerations

Other than our Chief Executive Officer, we have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. As described in the section below captioned “Employment Agreements and Change of Control Arrangements,” any payments our Chief Executive Officer receives in connection with a change of control may be subject to increase to cover any excise tax imposed by Section 280G of the Internal Revenue Code.

Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control that exceed certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

Because of the limitations of Internal Revenue Code Section 162(m), our federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated executive officers (other than our Chief Financial Officer) may be limited if the compensation exceeds $1,000,000 per person during any fiscal year, unless it is “performance-based” under Code Section 162(m) or meets another exception to the deduction limits. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or the option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. However, option compensation will not be subject to the $1,000,000 cap on deductibility if the options meet certain requirements, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) transition rule, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs, unless the compensation plan is materially modified. While the compensation committee cannot predict how the deductibility limit may impact our compensation programs in future years, the compensation committee intends to maintain an approach to executive compensation that links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, the compensation committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Risk Analysis of Compensation Program

The compensation committee has reviewed the Company’s compensation program and does not believe that it encourages excessive or unnecessary risk taking. Base salaries are fixed in amount and thus do not encourage risk taking. By utilizing annual cash bonuses that are tied to individual and Company-wide performance measures and long-term equity compensation as a significant portion of total compensation, the compensation committee believes that it has aligned our executive officers’ objectives with those of our long-term stockholders.

Conclusion

The compensation committee believes that our executive leadership is a key element to our success and that the compensation package offered to our NEOs is a key element in attracting and retaining the appropriate personnel.

The compensation committee believes it has maintained compensation for our NEOs at levels that are reflective of the talent and success of the individuals being compensated, and with the inclusion of additional compensation directly tied to performance, the compensation committee believes executive compensation will be sufficiently comparable to its industry peers to allow us to retain our key personnel at costs which are appropriate for us.

The compensation committee will continue to develop, analyze and review its methods for aligning our executive officers’ long-term compensation with the benefits generated for stockholders. The compensation committee believes the idea of creating ownership helps align management’s interests with the interests of stockholders. The compensation committee has no pre-determined timeline for implementing new or ongoing long-term incentive plans. New plans are reviewed, discussed and implemented as the compensation committee believes it is necessary or appropriate as a measure to incentivize, retain and reward our NEOs.

Summary Compensation Table for 2009

The following table sets forth information regarding the compensation earned in 2009 for our NEOs.

			Option	All Other
		Salary	Awards	Compensation	Total
Name and Principal Position	Year	($)	(#)(1)	($)(2)	($)

Billy D. Prim Chairman, Chief Executive Officer and President	2009	400,000	—	138	400,138
Mark Castaneda Chief Financial Officer	2009	225,000	19,399	93	244,492
Michael S. Gunter Senior Vice President, Operations	2009	173,363	—	62	173,425
Richard E. Belmont Vice President, Products	2009	183,195	11,542	143	194,880
Brent C. Boydston Vice President, Business Development(3)	2009	217,350	10,184	62	227,596

(1)	Represents the aggregate grant date fair value of stock options awarded in 2009 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 (formerly referred to as SFAS 123(R)). For a description of the assumptions used in estimating the grant date fair value of the option awards as reported in this column, see note 9 to our consolidated financial statements for the year ended December 31, 2009.

(2)	Amounts shown in this column consist of life insurance premiums paid on behalf of each NEO.

(3)	Mr. Boydston served as Vice President, Business Development through February 15, 2010. Mr. Boydston currently serves the Company as Vice President, National Accounts.

Grants of Plan-Based Awards for 2009

The following table sets forth certain information regarding grants of plan-based awards to our NEOs in 2009.

All Other
Option Awards:
		Number of	Exercise or	Grant Date
		Securities	Base Price of	Fair Value of
		Underlying	Option	Option
	Grant	Options	Awards	Awards
Name	Date	(#)(1)	($/Sh)	($)(2)
Billy D. Prim	—	—	—	—
Mark Castaneda	1/29/2009	40,000	1.25	19,399
Michael S. Gunter	—	—	—	—
Richard E. Belmont	1/29/2009	23,800	1.25	11,542
Brent C. Boydston	1/29/2009	21,000	1.25	10,184

(1)	We granted the stock options listed in this column under our 2004 Stock Plan in 2009 for 2008 performance. The vesting schedule applicable to each award is set forth below in the section entitled “Outstanding Equity Awards at December 31, 2009.”

(2)	Represents the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 (formerly referred to as SFAS 123(R)). For a description of the assumptions used in estimating such fair value, see note 9 to our consolidated financial statements for the year ended December 31, 2009.

Outstanding Equity Awards at December 31, 2009

The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2009.

	Option Awards
	Number of Shares	Number of Shares
	Underlying	Underlying
	Unexercised	Unexercised		Option	Option
	Options (#)	Options (#)		Exercise Price	Expiration
Name	Exercisable	Unexercisable		($)	Date

Billy D. Prim	100,000	—		1.00	11/01/14
	225,000	—		1.00	01/01/16
	10,000	10,000	(1)	1.25	01/25/17
	100,000	—		1.98	05/01/18
Mark Castaneda	37,500	112,500	(2)	1.98	05/01/18
	—	40,000	(3)	1.25	01/29/19
Michael S. Gunter	100,000	—		1.00	11/01/14
	90,000	—		1.00	01/01/16
	4,187	4,188	(1)	1.25	01/25/17
	—	53,125	(4)	1.25	01/25/17
Richard E. Belmont	75,000	25,000	(5)	1.25	09/11/16
	4,425	4,425	(1)	1.25	01/25/17
	33,188	—		1.98	05/01/18
	—	23,800	(3)	1.25	01/29/19
Brent C. Boydston	100,000	—		1.00	11/01/14
	82,500	—		1.00	01/01/16
	5,250	5,250	(1)	1.25	01/25/17
	—	18,750	(4)	1.25	01/25/17
	39,375	—		1.98	05/01/18
	—	21,000	(3)	1.25	01/29/19

(1)	These options vest in two equal annual installments on January 1, 2010 and January 1, 2011.

(2)	These options vest in three equal annual installments on May 1, 2010, May 1, 2011 and May 1, 2012.

(3)	These options vested in their entirety on January 30, 2010.

(4)	These options vested in their entirety on January 1, 2010.

(5)	These options vest in their entirety on September 11, 2010.

On April 29, 2010, our Board of Directors determined that all outstanding unvested options will accelerate and be fully vested upon the closing of the initial public offering described in this prospectus. This accelerated vesting will result in a non-cash charge of approximately $300,000.

Option Exercises and Stock Vested for 2009

No stock options held by our NEOs were exercised during 2009. As of December 31, 2009, none of our NEOs held any unvested restricted stock.

Employment Agreements and Change of Control Arrangements

The following summaries of the employment agreements of Messrs. Prim, Castaneda and Gunter describe the new employment agreements with such individuals that have been entered into in connection with this offering.

Employment Agreement with Mr. Prim

Mr. Prim’s employment agreement provides for a base annual salary of $400,000, which may be adjusted up but not down by our Board of Directors. Mr. Prim will also be eligible to receive bonuses and awards of equity and non-equity compensation as approved by our Board of Directors. The employment agreement entitles Mr. Prim to participate in all other Company benefits generally available to other senior executives. Mr. Prim’s employment agreement also provides for: (i) an annual automatic cost of living increase to base salary based on the Consumer Price Index; (ii) long-term disability coverage at 100% of base annual salary; (iii) an annual physical paid for by the Company; and (iv) Company’s payment of certain attorneys fees incurred in the event Mr. Prim has to take action to enforce his rights under the employment agreement. We have agreed to maintain insurance coverage for and indemnify Mr. Prim in connection with his capacity as our director and officer.

Our employment agreement with Mr. Prim provides for an initial three-year employment term commencing April 1, 2010 and automatically extending for additional one-year periods unless terminated by Mr. Prim or us upon at least 90 days prior written notice of intention not to renew. The agreement may also be terminated by us or Mr. Prim for other reasons and, subject to the conditions set forth in the employment agreement, provides for certain payments to Mr. Prim upon a termination of his employment or a change of control of the Company, as described below.

If Mr. Prim’s employment is terminated for any reason, he will be entitled to continued coverage under our directors’ and officers’ insurance policy and to continued rights to corporate indemnification, each as offered to (and on the same terms as) other executive officers for six years following his termination date. Unless Mr. Prim is terminated for Cause or he resigns without Good Reason (each as defined below), he will be entitled to any applicable prorated annual bonus for such year and any accrued but unpaid annual bonus for the immediately preceding year. Additionally, if Mr. Prim is terminated without Cause, resigns for Good Reason or we do not renew his employment agreement at the end of its term, Mr. Prim will be entitled to (a) severance payments in an amount equal to (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; (b) coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) other executive officers for 12 months following his termination date; and (c) the immediate vesting of any restricted stock, stock option or other equity compensation awards scheduled to vest within six months after his termination date.

If Mr. Prim is terminated without Cause or if he resigns for Good Reason within two years following a Change of Control (as defined below), he will be entitled to (a) any applicable prorated annual bonus for such year and any accrued but unpaid annual bonus for the immediately preceding year; (b) severance payments in an amount equal to two times the sum of (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by Mr. Prim for the most recent two fiscal years ending prior to his termination date; and (c) coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 24 months following his termination date. In addition, any restricted stock, stock option or other equity compensation awards will immediately vest as of the date of the Change of Control.

Mr. Prim’s employment agreement provides that a “Change of Control” occurs when:

•	any individual, entity or group (a “Person”) becomes the beneficial owner of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (iv) any acquisition pursuant to a transaction that complies with (A), (B) and (C) in the third bullet point below;

•	individuals who, as of the effective date of the agreement, constitute the board of directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board of directors; provided, however, that any individual becoming a director subsequent to the effective date of the agreement whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the board of directors;

•	there is consummation of a reorganization, merger or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the entity resulting from such Business Combination in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person beneficially owns, directly or indirectly, 20% or more of the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

•	the stockholders of the Company approve a complete liquidation or dissolution of the Company.

The initial public offering described in this prospectus is not an event that would trigger change of control payments under Mr. Prim’s employment agreement.

As defined in Mr. Prim’s employment agreement, “Cause” means (a) continued willful failure to substantially perform his duties with the Company, (b) willful engaging in misconduct materially and demonstrably injurious to the Company or (c) his uncured material breach of the agreement. Mr. Prim may terminate his employment for “Good Reason” (i) if there is a material reduction in his duties or responsibilities, (ii) if he is required to relocate to an employment location more than 50 miles from his initial employment location, or (iii) upon our uncured material breach of the agreement.

If Mr. Prim becomes subject to excise taxes under Section 4999 of the Internal Revenue Code, we will make a tax gross-up payment to him in an amount sufficient to cover such excise taxes and any interest or penalties thereon.

Mr. Prim’s employment agreement also contains confidentiality provisions and non-competition and non-solicitation covenants prohibiting, among other things, Mr. Prim’s competition with us or his solicitation of our customers, suppliers or employees for the 12-month period following the termination of his employment.

Employment Agreements with Messrs. Castaneda and Gunter

The Company’s employment agreements with Messrs. Castaneda and Gunter are substantially similar to our employment agreement with Mr. Prim, except that the economic terms differ among the agreements and their agreements do not provide for: (i) an annual automatic cost of living increase to base salary; (ii) additional long-term disability coverage; (iii) a Company-paid annual physical; (iv) Company payment of certain attorney fees; and (v) a Section 4999 excise tax gross-up payment to cover certain taxes and penalties. Mr. Castaneda’s employment agreement provides for a base annual salary of $250,000 and Mr. Gunter’s employment agreement provides for a base annual salary of $225,000, which base salaries may be adjusted up but not down by our Board of Directors. Messrs. Castaneda and Gunter will also each be eligible to receive bonuses and awards of equity and non-equity compensation as approved by our Board of Directors. The employment agreements entitle each of Messrs. Castaneda and Gunter to participate in all other Company benefits generally available to other senior executives. We have agreed to maintain insurance coverage for and indemnify each of Messrs. Castaneda and Gunter in connection with their respective capacities as officers.

Our employment agreements with each of Messrs. Castaneda and Gunter provide for initial three-year employment terms commencing April 1, 2010 and automatically extending for additional one-year periods unless terminated by the NEO or us upon at least 90 days prior written notice of intention not to renew. The agreement may also be terminated by us or the NEO for other reasons and, subject to the conditions set forth in the employment agreement, provides for certain payments to be made to such NEO upon a termination of his employment or a change of control of the Company, as described below.

If either of Messrs. Castaneda or Gunter is terminated for any reason, he will be entitled to continued coverage under our directors’ and officers’ insurance policy and continued rights to corporate indemnification, each as offered to (and on the same terms as) other executive officers for six years following his termination date. Unless either of Messrs. Castaneda or Gunter is terminated for Cause or resigns without Good Reason (each as defined above with respect to Mr. Prim’s employment agreement), he will be entitled to any applicable prorated annual bonus for such year and any accrued but unpaid annual bonus for the immediately preceding year. Additionally, if either of Messrs. Castaneda or Gunter is terminated without Cause, resigns for Good Reason or we do not renew his employment agreement at the end of its term, he will be entitled to (a) severance payments in an amount equal to (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; (b) coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) other executive officers for 12 months following his termination date; and (c) the immediate vesting of any restricted stock, stock option or other equity compensation awards scheduled to vest within six months after his termination date.

If either of Messrs. Castaneda or Gunter is terminated without Cause or resigns for Good Reason within two years following a Change of Control, he will be entitled to (a) any applicable prorated annual bonus for such year and any accrued but unpaid annual bonus for the immediately preceding year; (b) severance payments in an amount equal to 1.5 times the sum of (i) his highest base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; and (c) coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 18 months following his termination date. In addition, any restricted stock, stock option or other equity compensation awards will immediately vest as of the date of the Change of Control. The definition of “Change of Control” in our employment agreements with each of Messrs. Castaneda and Gunter is the same as the definition of “Change of Control” in our employment agreement with Mr. Prim described above. Similarly, the initial public offering described in this prospectus is not an event that would trigger change of control payments under the employment agreements for Messrs. Castaneda and Gunter.

If either of Messrs. Castaneda or Gunter becomes subject to excise taxes under Section 4999 of the Internal Revenue Code, or any interest or penalty is incurred by any of them with respect to such excise taxes, then the payments owed under the applicable employment agreement will be reduced to avoid such taxes, interest or penalties if doing so will result in greater after tax payments to the executive.

The employment agreements also contain confidentiality provisions and non-competition and non-solicitation covenants prohibiting Messrs. Castaneda and Gunter from, among other things, competing with us or soliciting our customers, suppliers or employees for the 12-month period following the termination of their respective employment.

Potential Payments Upon Termination or Change of Control

Arrangements in Effect Prior to this Offering

Until Messrs. Prim, Castaneda and Gunter entered into the new employment agreements discussed below in connection with this offering, no NEO was party to any change of control agreement or employment agreement that would provide benefits to that NEO upon his termination or upon a change of control of the Company. The NEOs are entitled to certain benefits payable by our insurance carrier under our current insurance policies in the case of a termination resulting from death or disability. Certain option award agreements with our NEOs provide for accelerated vesting upon a change of control.

The following table sets forth the amounts payable to Messrs. Prim, Castaneda, Gunter, Belmont and Boydston upon a “Transfer of Control” as defined in such NEO’s option award agreement, assuming the Transfer of Control occurred on December 31, 2009. The relevant option award agreements define a “Transfer of Control” as: (i) the direct or indirect sale or exchange by the stockholders of the Company of all or substantially all of the stock of the Company where the stockholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such sale or exchange; (ii) a merger in which the Company is not the surviving corporation; (iii) a merger in which the Company is the surviving corporation where the stockholders of the Company before such merger do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such merger; (iv) the sale, exchange or transfer of all or substantially all of the Company assets (other than a sale, exchange or transfer to one or more subsidiary corporations of the Company); or (v) a liquidation or dissolution of the Company. The initial public offering described in this prospectus is not an event that would trigger change of control payments under the relevant option award agreements. As of December 31, 2009, no such NEO was entitled to any compensation or benefits in connection with his termination or upon a change of control other than as set forth below.

Number of Shares Underlying
	Unvested Options Subject	Amount Payable Upon a
	to Vesting Upon a Change	Change of Control
Name	of Control (#)	($)(1)

Billy D. Prim	—	—
Mark Castaneda	112,500
Michael S. Gunter	—	—
Richard E. Belmont	—	—
Brent C. Boydston	—	—

(1)	Represents the value of unvested stock options held at December 31, 2009, based upon the amount by which the fair market value on December 31, 2009 ($ ) of the shares of common stock underlying those options exceeded the $1.98 exercise price of such options. The fair market value on December 31, 2009 represents the midpoint range of the initial public offering price set forth on the cover page of this prospectus.

New Employment Agreements

In connection with this offering, we have entered into new employment agreements with each of Messrs. Prim, Castaneda and Gunter. Under these new agreements, these NEOs will be entitled to certain benefits upon their termination or upon a Change of Control (as defined in the employment agreement). A more detailed description of the terms of these employment agreements and the definitions of “Change of Control,” “Cause” and “Good Reason” are available under the section captioned “Employment Agreements and Change of Control Arrangements” above.

Unless any of Messrs. Prim, Castaneda or Gunter is terminated for Cause or resigns without Good Reason, he will be entitled to any applicable prorated annual bonus for that year and any accrued but unpaid annual bonus for the immediately preceding year.

Under these new employment agreements, if any of Messrs. Prim, Castaneda or Gunter is terminated without Cause or if any of Messrs. Prim, Castaneda or Gunter resigns for Good Reason, then such individual will be entitled to the following benefits:

•	severance payments in an amount equal to (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date;

•	coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 12 months following his termination date; and

•	the immediate vesting of any restricted stock, stock option or other equity compensation awards scheduled to vest within six months his termination date.

Under these new employment agreements, if any of Messrs. Prim, Castaneda or Gunter is terminated without Cause or if any such individual resigns for Good Reason within two years following a Change of Control, then he will be entitled to the following benefits under his employment agreement:

•	severance payments in an amount equal to 1.5 times (two times in the case of Mr. Prim) the sum of (i) his highest annual base salary in effect during the 12 months immediately prior to his termination date plus (ii) the average annual bonus earned by him for the most recent two fiscal years ending prior to his termination date; and

•	coverage under health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) the other executive officers for the 18 months (24 months in the case of Mr. Prim) following his termination date.

In addition, any restricted stock, stock option or other equity compensation awards that are unvested will immediately vest as of the date of the Change of Control.

The following table sets forth the amounts payable to Messrs. Prim, Castaneda and, Gunter upon termination of employment or a “Change in Control” as defined in their employment agreements, assuming each of the events occurred on December 31, 2009 and assuming that the employment agreements that such individuals have entered into in connection with this offering were in effect as of December 31, 2009. As described in “Arrangements in Effect Prior to this Offering,” neither Mr. Belmont nor Mr. Boydston is entitled to any compensation or benefits in connection with his termination or upon Change of Control.

			Termination
	Termination	Termination	Without Cause or
	for Cause or	Without Cause	for Good Reason	Termination	Termination	Change of
Benefits and Payments	Without Good	or for Good	Following a Change	Due to	Due to	Control (No
Upon Termination	Reason ($)	Reason ($)	of Control ($)	Disability ($)(1)	Death ($)(2)	Termination) ($)(3)

Billy D. Prim:
Base Salary(4)	—	400,000	800,000	—	—	—
Annual Cash Bonus	—	—	—	—	—	—
Unvested Stock Options	—	(5)	(6)	—	—
Health Insurance(7)	—	5,500	11,000	—	—	—
Life Insurance(7)	—	204	408	—	—	—
Disability Coverage(7)	—	923	1,846	—	—	—

Total:	—			—	—

			Termination
	Termination	Termination	Without Cause or
	for Cause or	Without Cause	for Good Reason	Termination	Termination	Change of
Benefits and Payments	Without Good	or for Good	Following a Change	Due to	Due to	Control (No
Upon Termination	Reason ($)	Reason ($)	of Control ($)	Disability ($)(1)	Death ($)(2)	Termination) ($)(3)

Mark Castaneda:
Base Salary(8)	—	250,000	375,000	—	—	—
Annual Cash Bonus(9)	—	15,000	22,500	—	—	—
Unvested Stock Options	—	(5)	(6)	—	—
Health Insurance(10)	—	7,672	11,508	—	—	—
Life Insurance(10)	—	204	306	—	—	—
Disability Coverage(10)	—	923	1,385	—	—	—

Total:	—			—	—

Michael S. Gunter:
Base Salary(8)	—	225,000	337,500	—	—	—
Annual Cash Bonus(9)	—	26,703	40,055	—	—	—
Unvested Stock Options	—	(5)	(6)	—	—
Health Insurance(10)	—	7,672	11,508	—	—	—
Life Insurance(10)	—	204	306	—	—	—
Disability Coverage(10)	—	846	1,296	—	—	—

Total:	—			—	—

(1)	Excludes amounts payable to the executive by our insurance carrier upon termination resulting from the disability of such executive under disability insurance policies maintained for the benefit of the executive.

(2)	Excludes amounts payable to the executive by our insurance carrier upon termination resulting from the death of such executive under life insurance policies maintained for the benefit of the executive.

(3)	Represents the value of unvested stock options subject to vesting in connection with a Change of Control (as defined in the executive’s option award agreement) held at December 31, 2009, based upon the amount by which the fair market value on December 31, 2009 ($ ) of the shares of common stock underlying those options exceeded the exercise price of such options. The fair market value on December 31, 2009 represents the midpoint range of the initial public offering price set forth on the cover page of this prospectus.

(4)	Represents a payment equal to Mr. Prim’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to two times Mr. Prim’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(5)	Represents the value of unvested stock options held at December 31, 2009 which are scheduled to vest within six month of such date, based upon the amount by which the fair market value on December 31, 2009 ($ ) of the shares of common stock underlying those options exceeded the exercise price of such options. The fair market value on December 31, 2009 represents the midpoint range of the initial public offering price set forth on the cover page of this prospectus.

(6)	Represents the value of all unvested stock options held at December 31, 2009, based upon the amount by which the fair market value on December 31, 2009 ($ ) of the shares of common stock underlying those options exceeded the exercise price of such options. The fair market value on December 31, 2009 represents the midpoint range of the initial public offering price set forth on the cover page of this prospectus.

(7)	In the case of a termination without Cause or for Good Reason, represents the estimated incremental cost to maintain coverage under the applicable policy for 12 months. In the case of a termination without Cause or for Good Reason in connection with a Change of Control, represents the estimated incremental cost to us maintain coverage under the applicable policy for 24 months.

(8)	Represents a payment equal to such executive’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to 1.5 times such executive’s highest base salary in effect during the 12 months immediately prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(9)	Represents a payment equal to the average annual bonus earned by the executive for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason and a payment equal to 1.5 times the average annual bonus earned by the executive for the most recent two fiscal years ending prior to the termination date in the case of a termination without Cause or for Good Reason in connection with a Change of Control.

(10)	In the case of a termination without Cause or for Good Reason, represents the estimated incremental cost to maintain coverage under the applicable policy for 12 months. In the case of a termination without Cause or for Good Reason in connection with a Change of Control, represents the estimated incremental cost to us maintain coverage under the applicable policy for 18 months.

Equity and Stock Option Plans

2010 Omnibus Long-Term Incentive Plan

In March 2010 our Board of Directors adopted and in April 2010 our stockholders approved the Primo Water Corporation 2010 Omnibus Long-Term Incentive Plan, which we refer to as the 2010 Omnibus Plan and which will be effective upon the closing of this offering. The material terms of the 2010 Omnibus Plan are summarized below.

Administration of the Plan. Our Board of Directors has such powers and authorities related to the administration of the 2010 Omnibus Plan as are consistent with our corporate governance documents and applicable law. The Board of Directors may (and in some cases under applicable law, our governance documents or regulatory requirements, must) delegate to a committee (the “committee”) administration of all or some parts of the 2010 Omnibus Plan. Following the initial public offering and to the extent required by applicable law, the committee or a sub-committee, as applicable, to which administrative responsibility will be delegated will be comprised of directors who (i) qualify as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) meet such other requirements as may be established from time to time by the SEC for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Securities Exchange Act of 1934, as amended, and (iii) comply with the independence requirements of the stock exchange on which our common stock is listed.

Number of Authorized Shares. The initial number of shares of our common stock reserved for issuance under the 2010 Omnibus Plan is 7,500,000. In addition, any shares of our stock which are subject to stock options granted under the 2004 Stock Plan and are canceled, expired, forfeited, settled in cash or otherwise terminated without delivery of shares, will be available for issuance under the 2010 Omnibus Plan. Subject to the terms of the 2010 Omnibus Plan, 7,500,000 of the reserved shares may be issued pursuant to incentive stock options (“ISOs”). Following the end of the Transition Period (as defined herein) and subject to adjustment as described below, the maximum number of each type of award granted to any grantee in any 36-month period and intended to constitute “performance-based compensation” under Section 162(m) will not exceed the following:

•	options — 1,000,000;

•	stock appreciation rights — 1,000,000;

•	restricted stock — 1,000,000;

•	restricted stock units — 1,000,000; and

•	other stock-based performance awards — 1,000,000.

Any shares covered by an award that are forfeited, expired, cancelled, settled in cash, settled by issuance of fewer shares than the amount underlying the award, or otherwise terminated without delivery of shares to the grantee, will be available for future grants under the 2010 Omnibus Plan. The number and class of shares available under the 2010 Omnibus Plan and/or subject to outstanding awards may be equitably adjusted by our Board of Directors in the event of various changes in the capitalization of the Company.

Eligibility and Participation. Eligibility to participate in the 2010 Omnibus Plan is limited to such employees, officers, non-employee directors, consultants and advisors of the Company, or of any affiliate, as our Board of Directors may determine and designate from time to time.

Type of Awards. The following types of awards are available for grant under the 2010 Omnibus Plan: ISOs, non-qualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, restricted stock units, cash- or stock-based performance awards and other stock-based awards.

Stock Options and SARs

Grant of Options and SARs. Our Board of Directors may award ISOs, NSOs (together, “Options”), and SARs to grantees. Our Board of Directors is authorized to grant SARs either in tandem with or as a component of other awards or alone.

Exercise Price of Options and SARs. The exercise price per share of an Option will be at least 100% of the fair market value per share of our stock underlying the award on the grant date and in no case will the exercise price of any Option be less than the par value of a share of our stock. A SAR will confer on the grantee a right to receive, upon exercise, a payment of the excess of (i) the fair market value of one share of our stock on the date of exercise over (ii) the grant price of the SAR as determined by our Board of Directors. The grant price will be fixed at the fair market value of a share of stock on the date of grant. SARs granted in tandem with an outstanding Option following the grant date of such Option will have a grant price that is equal to the Option’s exercise price; provided, however, that the SAR’s grant price may not be less than the fair market value of a share of stock on the grant date of the SAR.

Vesting of Options and SARs. Our Board of Directors will determine the terms and conditions (including any performance requirements) under which an Option or SAR will become exercisable and will include such information in the award agreement.

Special Limitations on ISOs. In the case of a grant of an Option intended to qualify as an ISO to a grantee that owns more than ten percent of the total combined voting power of all classes of our outstanding stock (a “Ten Percent Stockholder”), the exercise price of the Option will not be less than 110% of the fair market value of a share of our stock on the grant date. Additionally, an Option will constitute an ISO only (i) if the grantee is an employee of the Company or a subsidiary of the Company, (ii) to the extent such Option is specifically designated as an ISO in the related award agreement, and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the 2010 Omnibus Plan and all other plans of the grantee’s employer and its affiliates) does not exceed $100,000.

Exercise of Options and SARs. An Option may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which we may be required to withhold). The minimum number of shares with respect to which an Option may be exercised, in whole or in part, at any time will be the lesser of (i) the number set forth in the applicable award agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise. Our Board of Directors has the discretion to determine the method or methods by which a SAR may be exercised.

Expiration of Options and SARs. Options and SARs will expire at such time as our Board of Directors determines; provided, however, that no Option may be exercised more than ten years from the date of grant, or in the case of an ISO held by a Ten Percent Stockholder, not more than five years from the date of grant.

Restricted Stock and Restricted Stock Units

Restricted Stock. At the time a grant of restricted stock is made, our Board of Directors may, in its sole discretion, establish the applicable “restricted period” and prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives. Unless our Board of Directors otherwise provides in an award agreement, holders of restricted stock will have the right to vote such stock and the right to receive any dividends declared or paid with respect to such stock. Our Board of Directors may provide that any such dividends paid must be reinvested in shares of stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such restricted stock. All distributions, if any, received by a grantee with respect to restricted stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction will be subject to the restrictions applicable to the original grant.

The grantee will be required, to the extent required by applicable law, to purchase the restricted stock at a price equal to the greater of (i) the aggregate par value of the shares of stock represented by such restricted stock or (ii) the price, if any, specified in the award agreement relating to such restricted stock. If specified in the award agreement, the price may be deemed paid by services already rendered.

Restricted Stock Units. At the time a grant of restricted stock units is made, our Board of Directors may, in its sole discretion, establish the applicable “restricted period” and prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives. Holders of restricted stock units will have no rights as stockholders of the Company. Our Board of Directors may provide that the holder of restricted stock units will be entitled to receive dividend equivalent rights, which may be deemed reinvested in additional restricted stock units.

Cash- and Stock-Based Performance Awards

The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by our Board of Directors. Our Board of Directors may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations in the case of a performance award intended to qualify under Section 162(m) of the Code (“Section 162(m)”), exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

Following the completion of the Transition Period (as defined herein), we intend that performance awards granted to persons who are designated by our Board of Directors as likely to be “Covered Employees” within the meaning of Section 162(m) and regulations thereunder will, if so designated by our Board of Directors, constitute “qualified performance-based compensation” within the meaning of Section 162(m) and regulations thereunder. The grant, exercise and/or settlement of such performance awards will be contingent upon achievement of pre-established performance goals which will consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criterion. Performance goals will be objective and will otherwise meet the requirements of Section 162(m) and regulations thereunder. In addition, after the Transition Period, the maximum amount of each cash-based performance award intended to constitute “performance-based compensation” under Section 162(m) granted to a grantee in any 12-month period will not exceed $2,000,000.

One or more of the following business criteria for the Company will be used exclusively by our Board of Directors in establishing performance goals for such awards: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses); net earnings; earnings per share; net income (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of, share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flows or cash flows per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; stockholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel; and, prior to the completion of the Transition Period (as defined herein), to the extent permitted by applicable law, any other business criteria as determined by our Board of Directors.

Other Stock-Based Awards

Our Board of Directors may, in its discretion, grant other stock-based awards, consisting of stock units or other awards, valued in whole or in part by reference to, or otherwise based upon, our common stock. The terms of such other stock-based awards will be set forth in the applicable award agreements.

Effect of Certain Transactions. Except as otherwise provided in an award agreement, in the event of (a) the liquidation or dissolution of the Company or (b) a reorganization, merger, exchange or consolidation of the Company or involving the shares of our common stock (a “Transaction”), the 2010 Omnibus Plan and the awards issued pursuant to the plan shall continue in effect in accordance with their respective terms, except that following a Transaction either (i) each outstanding award will be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each grantee will be entitled to receive in respect of each share of our common stock subject to any outstanding awards, upon exercise or payment or transfer in respect of any award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share of our common stock was entitled to receive in the Transaction in respect of a share of common stock; provided, however, that, unless otherwise determined by our Board of Directors, such stock, securities, cash, property or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the awards prior to such Transaction. Without limiting the generality of the foregoing, the treatment of outstanding Options and SARS in connection with a Transaction in which the consideration paid or distributed to our stockholders is not entirely shares of common stock of the acquiring or resulting corporation may include the cancellation of outstanding Options and SARS upon consummation of the Transaction as long as, at the election of our Board of Directors, (x) the holders of affected Options and SARs have been given a period of at least fifteen days prior to the date of the consummation of the Transaction to exercise the Options or SARs (whether or not they were otherwise exercisable) or (y) the holders of the affected Options and SARs are paid (in cash or cash equivalents) in respect of each share covered by the Option or SAR being canceled an amount equal to the excess, if any, of the per share price paid or distributed to our stockholders in the Transaction (the value of any non-cash consideration to be determined by our Board of Directors in its sole discretion) over the Option or SAR exercise price, as applicable. For avoidance of doubt, (1) the cancellation of Options and SARs as described in the preceding sentence may be effected notwithstanding anything to the contrary contained in the 2010 Omnibus Plan or any award agreement and (2) if the amount determined pursuant to the preceding sentence is zero or less, the affected Option or SAR may be cancelled without any payment therefor.

Change in Control. Our Board of Directors will determine the effect of a change in control (as defined in the 2010 Omnibus Plan) of the Company with respect to any Award or Awards, including but not limited to, acceleration of vesting, termination or assumption of Awards.

Deferral Arrangements. Our Board of Directors may permit or require the deferral of any award payment into a deferred compensation arrangement.

Nontransferability of Awards. Generally, during the lifetime of a grantee, only the grantee may exercise rights under the 2010 Omnibus Plan and no award will be assignable or transferable other than by will or laws of descent and distribution. If authorized in the award agreement, a grantee may transfer, not for value, all or part of an award (other than an ISO) to certain family members (including trusts and foundations for the benefit thereof). Neither restricted stock nor restricted stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by our Board of Directors.

Separation from Service. Our Board of Directors may provide in the applicable award agreements for actions that will be taken upon a grantee’s separation from service from the Company, including but not limited to, accelerated vesting or termination of awards.

Tax Withholding and Tax Offset Payments. We will have the right to deduct from payments of any kind otherwise due to a grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an Option or pursuant to an award.

Term of Plan. Unless earlier terminated by our Board of Directors, the authority to make grants under the 2010 Omnibus Plan will terminate on the date that is ten years after it is adopted by our Board of Directors.

Amendment and Termination. Our Board of Directors may, at any time and from time to time, amend, suspend, or terminate the 2010 Omnibus Plan as to any shares of stock as to which awards have not been made. An amendment will be contingent on approval of our stockholders to the extent stated by our Board of Directors, required by applicable law or required by applicable stock exchange listing requirements. No awards will be made after termination of the 2010 Omnibus Plan. No amendment, suspension, or termination of the 2010 Omnibus Plan will, without the consent of the grantee, impair rights or obligations under any award theretofore awarded under the 2010 Omnibus Plan.

New Plan Benefits. All grants of awards under the 2010 Omnibus Plan will be discretionary. Therefore, in general, the benefits and amounts that will be received under the 2010 Omnibus Plan are not determinable.

Federal Income Tax Consequences. The following is a summary of the general federal income tax consequences to the Company and to U.S. taxpayers of awards granted under the 2010 Omnibus Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

NSOs and SARs. No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient if the appropriate holding period under federal tax law is met for such treatment.

ISOs. No taxable income is reportable when an ISO is granted or exercised (except for grantees who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as long-term capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

Restricted Stock and Restricted Stock Units. A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Cash- and Stock-Based Performance Awards and Other Stock-Based Awards. Typically, a recipient will not have taxable income upon the grant of cash or stock-based performance awards or other stock-based awards. Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any common stock received will constitute ordinary income to the recipient.

Tax Effect for the Company. We generally will receive a tax deduction for any ordinary income recognized by a grantee in respect of an award under the 2010 Omnibus Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction.

Once we become a public company, special rules limit the deductibility of compensation paid to our CEO and to each of our three most highly compensated executive officers whose compensation is required to be reported annually in our proxy. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this “grandfather” provision until the first meeting of stockholders at which directors are elected that occurs after the end of the third calendar year following the calendar year in which the offering occurs (the “Transition Period”). Additionally, after the expiration of the grandfather period, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include stockholder approval of the 2010 Omnibus Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options and SARs, establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The 2010 Omnibus Plan has been designed to permit our Board of Directors to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Registration of Shares. Following the closing of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register the full number of shares of our common stock which will be reserved for issuance under the 2010 Omnibus Plan, as described in the section titled “Number of Authorized Shares” above (plus such number of shares reserved under the 2004 Stock Plan that become available for issuance under the 2010 Omnibus Plan), as well as registration statements on Form S-8 to register shares of common stock reserved for issuance under the 2004 Stock Plan.

2004 Stock Plan

On November 1, 2004, our Board of Directors adopted the Primo Water Corporation 2004 Stock Plan, which we refer to as the 2004 Stock Plan. The material terms of the 2004 Stock Plan are summarized below.

Administration of the Plan. Our Board of Directors has such powers and authorities related to the administration of the 2004 Stock Plan as are consistent with our corporate governance documents and applicable law and may delegate to a committee administration of all or some parts of the 2004 Stock Plan. Our Board of Directors has the authority to, among other things, interpret the plan, terminate or amend the plan, determine individuals eligible to participate in the plan and determine the size and terms of awards granted under the plan.

Number of Authorized Shares. A total of 4,500,000 shares of our common stock are reserved for issuance under the 2004 Stock Plan. As of May 1, 2010, options to purchase a total of 3,200,087 shares of our common stock with a weighted average exercise price of $1.26 were outstanding under our 2004 Stock Plan. In addition, 1,102,500 shares of restricted stock have been issued pursuant to the 2004 Stock Plan. We do not intend to issue any additional awards under the 2004 Stock Plan following the closing of this offering. All awards outstanding under the 2004 Stock Plan will remain in effect and will continue to be governed by their existing terms.

Eligibility and Participation. Eligibility to participate in the 2004 Stock Plan is limited to such key employees, non-employee directors and consultants of the Company, or of any parent or subsidiary, as our Board of Directors may determine and designate from time to time.

Types of Awards. The following types of awards are available for grant under the 2004 Stock Plan: incentive stock options (“ISOs”), non-qualified stock options (“NSOs”, and together with ISOs, “Options”) and rights to purchase restricted shares of our common stock (“Purchase Rights”).

Stock Options

Grant of Options. Our Board of Directors may award ISO and NSOs to grantees under the 2004 Stock Plan. The exercise price per share of an Option is determined by our Board of Directors; provided, however, in no event will the exercise price of an ISO be less than 100% of the fair market value per share of our stock underlying the award on the grant date. In the case of a grant of an Option intended to qualify as an ISO to a grantee that owns more than ten percent of the total combined voting power of all classes of our outstanding stock, the exercise price of the Option will not be less than 110% of the fair market value of a share of our stock on the grant date. Additionally, an Option will constitute an ISO only (i) if the grantee is an employee of the Company or a subsidiary of the Company, (ii) to the extent specifically provided in the related award agreement, and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the 2004 Stock Plan and all other plans of the grantee’s employer and its affiliates) does not exceed $100,000.

Stock Option Vesting and Exercise. Our Board of Directors will determine the vesting terms of all Options and will include such information in the award agreement. An Option may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which we may be required to withhold). The exercise price may be paid in cash or, at the discretion of our Board of Directors, in shares of the Company’s stock having a fair market value equal to the exercise price or by a combination of cash and stock. Once vested, Options granted under the 2004 Stock Plan remain exercisable for the term of the Option, which may not exceed ten years, provided that the Options may terminate prior to the end of the term if the grantee’s service relationship with us terminates. On April 29, 2010, our Board of Directors determined that all outstanding unvested Options granted under the 2004 Stock Plan will accelerate and be fully vested upon the closing of the initial public offering described in this prospectus. This accelerated vesting will result in a non-cash charge of approximately $300,000.

Transferability of Options. A grantee of an Option under the 2004 Stock Plan may not transfer such Option except by will or the laws of descent or distribution.

Stock Purchase Rights

Our Board of Directors may award Purchase Rights evidenced by restricted stock agreements and/or subscription agreements under the 2004 Stock Plan. Our Board of Directors will determine the number of shares subject to the Purchase Right and the purchase price for each share to be purchased pursuant to the Purchase Right and set forth this information in the grantee’s award agreement. Our Board of Directors will also determine any transfer restrictions on shares purchased pursuant to a Purchase Right and may, in their sole discretion, provide for a right of the Company to repurchase any shares purchased pursuant to a Purchase Right in the grantee’s award agreement. Upon the exercise of a Purchase Right, the grantee will possess all rights of a stockholder of the Company.

Change in Control. The 2004 Stock Plan does not specify any particular effect of a change in control of the Company on awards granted under the 2004 Stock Plan. A majority of the Option awards currently outstanding under the 2004 Stock Plan will be deemed 100% vested and exercisable upon a “Transfer of Control” (as defined in the Option award agreements) of the Company. This offering will not qualify as a Transfer of Control for purposes of the Option award agreements under the 2004 Stock Plan.

Corporate Event. In the event of a merger or consolidation of the Company, a sale of all or substantially all of our assets or a dissolution or liquidation of the Company, our Board of Directors may make such adjustments to the awards granted under the 2004 Stock Plan as it deems appropriate and equitable to prevent substantial dilution or enlargement of the rights granted under the 2004 Stock Plan.

Term of Plan. Unless earlier terminated by our Board of Directors, the authority to make grants under the 2004 Stock Plan will terminate on October 31, 2014. However, we do not intend to issue any additional awards under the 2004 Stock Plan following the closing of this offering.

Federal Income Tax Consequences. The following is a summary of the general federal income tax consequences to the Company and to U.S. taxpayers of awards granted under the 2004 Stock Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

NSOs. No taxable income is reportable when a NSO is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient if the appropriate holding period under federal tax law is met for such treatment.

ISOs. No taxable income is reportable when an ISO is granted or exercised (except for grantees who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as long-term capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

Purchase Rights. A recipient of a Purchase Right will recognize ordinary income on the later of the date the Purchase Right is exercised and the date any applicable vesting conditions with respect to the Purchase Rights have been met. The amount of taxable income recognized by the recipient will be the difference between the fair market value of the stock on the exercise or vesting date, as applicable, and the purchase price paid for the shares.

Tax Effect for the Company. We generally will receive a tax deduction for any ordinary income recognized by a grantee in respect of an award under the 2004 Stock Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction.

Once we become a public company, special rules limit the deductibility of compensation paid to our CEO and to each of our three most highly compensated executive officers (other than our Chief Financial Officer) whose compensation is required to be reported annually in our proxy. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this “grandfather” provision until the first meeting of stockholders at which directors are elected that occurs after the end of the third calendar year following the calendar year in which the offering occurs (the “Transition Period”). Additionally, after the expiration of the grandfather period, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include stockholder approval of the 2004 Stock Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options, establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid.

Registration of Shares. Following the closing of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register the           shares of common stock reserved for issuance pursuant to outstanding awards under the 2004 Stock Plan.

2010 Employee Stock Purchase Plan

In March 2010 our Board of Directors adopted and in April 2010 our stockholders approved the 2010 Employee Stock Purchase Plan, or the ESPP, which will be effective upon the consummation of this offering. Our ESPP is intended to qualify as an “employee stock purchase plan” as defined under

Section 423 of the Code and will become effective on the day preceding the consummation of this offering.

Administration of the ESPP. The compensation committee of our Board has authority to interpret and implement the terms of the ESPP. The committee will have the discretion to set the terms of each offering in accordance with the provisions of the ESPP, to make all determinations regarding the ESPP, including eligibility, and otherwise administer the ESPP.

Number of Authorized Shares. A total of 250,000 shares of our common stock will be made available for sale under our ESPP, subject to adjustment in the event of any significant change in our capitalization, such as a stock split, a combination or exchange or shares, or a stock dividend or other distribution.

Eligibility and Participation. All of our employees generally are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The committee may exclude from an offering period highly-compensated employees or employees who have not satisfied a minimum period of employment with us which may not exceed a period of two years. In addition, an employee may not be granted rights to purchase stock under our ESPP if such employee would:

•	immediately after any grant of purchase rights, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Offer Periods and Purchase Periods. The ESPP provides for offering periods of up to 27 months. The initial offering period under the ESPP will begin on the effective date of this offering and will end on December 31, 2010. Subsequent offerings are expected to consist of 12-month offering periods, with a new offering period beginning every January 1 and separate purchases taking place every 6 months during each offering period. However, we may change the timing and duration of offering periods and the frequency of purchases, as long as such changes comply with the terms of the ESPP. Unless otherwise specified by the committee, a participant may purchase a maximum of 50,000 shares of common stock during an offering period. No grant of purchase rights will be made under the ESPP prior to the consummation of this offering.

Payroll Deductions. Our ESPP permits participants to exercise their stock purchase rights under the ESPP through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s gross base compensation from the Company, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments.

Exercise of Purchase Rights. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each purchase period during an offering period. The purchase price of the shares will not be less than 85% of the fair market value of our common stock on the first trading day of the offering period or on the last day of the applicable purchase period, whichever is lower. Participants may withdraw from participation in the ESPP at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Change in Control. In the event of a “Change in Control” (as defined in the ESPP), the committee may provide for the successor corporation to assume or substitute each outstanding purchase right, cashout of the participant’s purchase right, acceleration of the next purchase date or termination of the current offering period without a purchase.

Amendment and Termination. The ESPP will automatically terminate in 2020, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate our ESPP,

except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Registration of Shares. Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register the full number of shares of our common stock which will be reserved for issuance under the ESPP, as described in the section titled “Number of Authorized Shares” above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 1, 2010, and as adjusted to reflect the sale of our common stock offered by this prospectus and the issuance of           shares of common stock to Culligan to fund a portion of the purchase price for the Culligan Refill Acquisition (assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus), by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and current executive officers as a group; and

•	each person (or group of affiliated persons) known to us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership of within 60 days of May 1, 2010 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, we believe that the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Beneficial ownership is based upon shares of common stock outstanding as of May 1, 2010, and assumes (i) a  -for-   reverse stock split of our common stock that will occur immediately prior to the closing of this offering, (ii) the conversion of all of our issued and outstanding Series A and Series C convertible preferred stock into shares of common stock, (iii) the conversion of 50% of our issued and outstanding shares of Series B preferred stock into shares of common stock at a ratio of  :  , which is calculated by dividing the liquidation preference of the Series B preferred stock by 90% of an assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, (iv) the redemption of the remaining 50% of our issued and outstanding shares of Series B preferred stock and the payment of accrued and unpaid dividends on all outstanding shares of Series B preferred stock and (v) our issuance of shares of our common stock with a value of $45.0 million (or           shares assuming our initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus), all effective as of May 1, 2010.

Except as set forth below, the address of all stockholders listed under “Directors and named executive officers” and “5% or greater stockholders” is c/o 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104.

	Number of Shares		Percentage Ownership
				After Offering	After Offering
	Assuming No	Assuming Full		(Assuming No	(Assuming Full
	Exercise of	Exercise of		Exercise of	Exercise of
	Over-Allotment	Over-Allotment	Prior to	Over-Allotment	Over-Allotment
	Option (#)	Option (#)	Offering (%)	Option) (%)	Option) (%)

Directors and named executive officers
Billy D. Prim(1)
Richard A. Brenner(2)
David W. Dupree(3)
Malcolm McQuilkin(4)
David L. Warnock(5)
Richard E. Belmont(6)
Brent C. Boydston(7)
Mark Castaneda(8)
Michael S. Gunter(9)
All directors and current executive officers as a group (8 individuals)
5% or greater stockholders
Primo Investors, L.P.(10)
Camden Partners Strategic Fund III, L.P.(11)
Andrew J. Filipowski(12)
Craig J. Duchossois Revocable Trust(13)
Charles Ergen(14)
Edward A. Fortino Trust(15)
Culligan International Company(16)

*	Indicates less than 1%.

(1)	Consists of (a) shares of common stock held directly; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; (c) shares issuable upon the exercise of options to purchase shares of common stock held directly; (d) shares of common stock held by Mr. Prim’s spouse; (e) shares issuable upon the exercise of warrants to purchase shares of common stock held by Mr. Prim’s spouse; (f) shares of common stock held by BD Prim, LLC, of which Mr. Prim is the sole manager; (g) shares of common stock held by the 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo, of which Mr. Prim is the sole trustee; (h) shares of common stock held by the 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, of which Mr. Prim is the sole trustee; (i) shares of common stock held by the 2010 Irrevocable Trust fbo Jager Grayln Dean Bellissimo, of which Mr. Prim is the sole trustee; (j) shares of common stock held by the 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo, of which Mr. Prim is the sole trustee; and (k) shares held by the Billy D. Prim Revocable Trust, of which Mr. Prim is the sole trustee. Mr. Prim may be deemed to have voting and investment power with respect to securities held by his spouse, BD Prim, LLC or the aforementioned irrevocable trusts and expressly disclaims beneficial ownership of any such securities, except to the extent of his pecuniary interest therein, if any.

(2)	Consists of (a) shares of common stock held directly, which includes shares of restricted common stock over which Mr. Brenner has voting but not dispositive power; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; (c) shares issuable upon the exercise of options to purchase shares of common stock held directly; (d) shares issuable upon the exercise of warrants to purchase shares of common stock held by the ALB-3 Trust, of which he is the trustee; and (e) shares issuable upon the exercise of warrants to purchase shares of common stock held by the ALB-5 Trust, of which he is the trustee. Mr. Benner may be deemed to have voting and investment power with respect to securities held by the ALB-3 Trust or the ALB-5 Trust and expressly disclaims beneficial ownership of any such securities, except to the extent of his pecuniary interest therein, if any.

(3)	Consists of (a) shares of restricted common stock over which Mr. DuPree has voting but not dispositive power; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; (c) shares of common stock held by Primo Investors, L.P.; and (d) shares issuable upon the exercise of warrants to purchase shares of common stock held by Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P., and as such, he may be deemed to have voting and investment power with respect to all securities beneficially owned by Primo Investors, L.P. Mr. Dupree disclaims beneficial ownership of any such securities held by Primo Investors, L.P. except to the extent of his pecuniary interest therein, if any.

(4)	Consists of (a) shares of restricted common stock over which Mr. McQuilken has voting but not dispositive power; (b) shares issuable upon the exercise of options to purchase shares of common stock held directly; (c) shares of common stock held by the Malcolm McQuilkin Living Trust; and (d) shares issuable upon the exercise of warrants to purchase shares of common stock held by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust and as such, he may be deemed to have shared voting and investment power with respect to such shares. Mr. McQuilken expressly disclaims beneficial ownership of any such securities held in the trust, except to the extent of his pecuniary interest therein, if any.

(5)	Consists of (a) shares of restricted common stock over which Mr. Warnock has voting but not dispositive power; (b) shares issuable upon the exercise of options to purchase shares of common stock held directly; (c) shares of common stock held by Camden Partners Strategic Fund III, L.P.; (d) shares issuable upon the exercise of warrants to purchase shares of common stock held by Camden Partners Strategic Fund III, L.P.; (e) shares of common stock held by Camden Partners Strategic Fund III-A, L.P.; and (f) shares issuable upon the exercise of warrants to purchase shares of common stock held by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., and as such, he may be deemed to have voting and investment power with respect to all securities beneficially owned by such entities. Mr. Warnock expressly disclaims beneficial ownership of any such securities held by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein, if any.

(6)	Consists of (a) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; (b) shares issuable upon the exercise of options to purchase shares of common stock held directly; (c) restricted shares of common stock over which Mr. Belmont has voting but not dispositive power; (d) shares of common stock held by Mr. Belmont’s spouse; (e) shares issuable upon the exercise of warrants to purchase shares of common stock held by Mr. Belmont’s spouse; (f) shares of common stock held by Mr. Belmont’s son; (g) warrants to purchase shares of common stock held by Mr. Belmont’s son; (h) shares of common stock held by Mr. Belmont’s daughter; and (i) shares issuable upon the exercise of warrants to purchase shares of common stock held by Mr. Belmont’s daughter. Mr. Belmont may be deemed to have voting and investment power with respect to securities held by his spouse or children and expressly disclaims beneficial ownership of any such securities, except to the extent of his pecuniary interest therein, if any.

(7)	Consists of (a) shares of common stock held directly; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; and (c) shares issuable upon the exercise of options to purchase shares of common stock held directly.

(8)	Consists of (a) shares of common stock held directly, which includes shares of restricted common stock over which Mr. Castaneda has voting but not dispositive power; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; and (c) shares issuable upon the exercise of options to purchase shares of common stock held directly.

(9)	Consists of (a) shares of common stock held directly, which includes shares of restricted common stock over which Mr. Gunter has voting but not dispositive power; (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly; and (c) shares issuable upon the exercise of options to purchase shares of common stock held directly.

(10)	Consists of (a) shares of common stock; and (b) shares issuable upon the exercise of warrants to purchase shares of common stock.

(11)	Consists of (a) shares of common stock; and (b) shares issuable upon the exercise of warrants to purchase shares of common stock.

(12)	Consists of (a) shares of common stock; (b) shares issuable upon the exercise of warrants to purchase shares of common stock; (c) shares issuable upon the exercise of options to purchase shares of common stock; (d) shares of common stock held by the Andrew J. Filipowski Revocable Trust; and (e) shares of common stock held by the Robinwood Gift Trust.

(13)	Consists of (a) shares of common stock; and (b) shares issuable upon the exercise of warrants to purchase shares of common stock.

(14)	Consists of (a) shares of common stock held directly; and (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly.

(15)	Consists of (a) shares of common stock held directly; and (b) shares issuable upon the exercise of warrants to purchase shares of common stock held directly.

(16)	Assuming no exercise of the underwriters’ over-allotment option, such amount consists of shares of common stock with a value of $45.0 million (or shares assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus) issued in connection with the Culligan Refill Acquisition. If the underwriters exercise their over-allotment option, the cash portion of the purchase price for the Culligan Refill Acquisition will be increased and the number of shares of common stock we will issue to Culligan will be decreased by an amount equal to the net cash proceeds we receive as a result of cash exercise. As a result, assuming full exercise of the underwriters’ over-allotment option, such amount consists of shares of common stock with a value of $ million (or shares assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus). Culligan International Company (“CIC”) is an indirect wholly-owned subsidiary of Culligan Ltd. CIC and Culligan Ltd. will share voting and dispositive authority over the shares of common stock owned by CIC with Clayton, Dubilier & Rice Fund VI Limited Partnership (“Fund VI”), CD&R Associates VI Limited Partnership (“Associates VI LP”), and CD&R Investment Associates VI, Inc. (“Associates VI, Inc.”). Fund VI owns approximately 77.8% of the outstanding voting securities of Culligan Ltd. Associates VI LP is the general partner of Fund VI. Associates VI, Inc. is the general partner of Associates VI LP. As a result, each of Culligan Ltd., Fund VI, Associates VI LP and Associates VI, Inc. may be deemed to be the beneficial owner of the shares owned by CIC. Each of Associates VI LP and Associates VI, Inc. disclaims beneficial ownership of those shares. Associates VI, Inc. is managed by a board of directors comprised of over fifteen individuals, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. As a result, no person controls the voting and disposition of Associates VI, Inc. with respect to the shares shown as beneficially owned by CIC. CIC’s address is 9399 West Higgins Road, Suite 1100, Rosemont, Illinois 60018. Culligan Ltd.’s address is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The address of Fund VI, Associates VI LP and Associates VI, Inc. is Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands BWI.

RELATED PARTY TRANSACTIONS

Our Audit Committee Charter that we are adopting in connection with this offering will require our Audit Committee to review and approve or ratify any transaction that is required to be disclosed under Item 404 of Regulation S-K. In the course of its review or approval of a transaction, our Audit Committee will consider:

•	the nature of the related person’s interest in the transaction, including the actual or apparent conflict of interest of the related person;

•	the material terms of the transaction and their commercial reasonableness;

•	the significance of the transaction to the related person;

•	the significance of the transaction to us and the benefit and perceived benefits, or lack thereof, to us;

•	opportunity costs of alternate transactions;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

•	any other matters the Committee deems appropriate.

Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of our Company and stockholders. No related person transaction will be consummated without the approval or ratification of our audit committee, and directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest.

Set forth below are certain transactions that have occurred since January 1, 2007, and through the date of this prospectus with our directors, executive officers, holders of more than five percent of our voting securities and affiliates of our directors, executive officers and five percent stockholders. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this “Certain Relationships and Related Party Transactions” section. Based on our experience in the business sectors in which we participate and the terms of our transactions with unaffiliated third persons, we believe that all of the transactions set forth below were on terms and conditions that were not materially less favorable to us than could have been obtained from unaffiliated third parties.

Conversion of Series A and Series C Convertible Preferred Stock and Conversion and Redemption of and Payment of Accrued and Unpaid Dividends on Series B Preferred Stock

In connection with this offering, all outstanding shares of Series A and Series C convertible preferred stock are being converted into common stock of the Company. Each share of Series A convertible preferred stock is being converted into           shares of common stock and each share of Series C convertible preferred stock is being converted into           shares of common stock. While our Series A and Series C convertible preferred stock is mandatorily convertible into common stock in certain circumstances pursuant to the terms of our fourth amended and restated certificate of incorporation, the consummation of this offering is not one of these circumstances. Instead, at a meeting of stockholders held     , 2010, the conversion of the Series A and Series C convertible preferred stock into common stock was approved by the holders of a majority of the shares of each such series of preferred stock in accordance with the terms of our fourth amended and restated certificate of incorporation. There are no accrued and unpaid dividends on our Series A and Series C convertible preferred stock.

Additionally, 50% of our outstanding Series B preferred stock will be converted into shares of the Company’s common stock in connection with this offering at a ratio of  :  , which will be calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the initial public offering price, and the other 50% of the outstanding Series B preferred stock will be redeemed for cash. Accrued and unpaid dividends on all outstanding shares of Series B preferred stock will be paid in cash at the time of the redemption. Conversion and redemption of the Series B preferred stock on the terms described above is not authorized under the Company’s fourth amended and restated certificate of incorporation and instead was approved by the requisite vote of the Company’s stockholders at a meeting held     , 2010. In connection with the foregoing, the Company also agreed to modify the terms of the warrants issued to the holders of the Series B preferred stock such that these warrants to purchase an aggregate of           shares of common stock will not expire upon the consummation of this offering and instead will continue to expire on May 31, 2016 (the date such warrants would have otherwise expired had this offering not occurred). This treatment of the Series B preferred stock and the warrants issued in connection with the Series B preferred stock was determined by the Company after discussions and negotiations with significant holders of Series B preferred stock and after consultation with the Company’s investment bankers.

The following table sets forth (i) the number of shares of common stock being issued to our executive officers, directors and beneficial owners of more than 5% of our common stock in connection with conversion of all of the Series A and Series C convertible preferred stock and 50% of the Series B preferred stock (assuming an initial public offering price of $      per share, which is the midpoint of the range on the cover page of this prospectus), (ii) the dollar amount to be received by each of the executive officers, directors and five percent or greater shareholders in connection with the redemption of the remaining 50% of the Series B preferred stock and the payment of accrued and unpaid dividends on all outstanding shares of Series B preferred stock, and (iii) the number of shares of common stock subject to warrants issued in connection with our Series B preferred stock held by each such executive, officer, director and five percent or greater shareholder:

Shares of
		Amount to be Received	Common Stock
		Upon Redemption of	Issuable Upon
		and Payment of Accrued	Exercise of
	Number of Shares of Common	and Unpaid Dividends on	Series B
Directors and executive officers	Stock to be Issued (#)	Series B Preferred Stock ($)	Warrants

Billy D. Prim(1)
Richard A. Brenner
David W. Dupree(2)
Malcolm McQuilkin(3)
David L. Warnock(4)
Mark Castaneda
Michael S. Gunter
Richard E. Belmont(5)
Brent C. Boydston

5% or greater stockholders
Primo Investors, L.P.
Camden Partners Strategic Fund III, L.P.
Andrew J. Filipowski(6)
Craig J. Duchossois Revocable Trust
Charles Ergen
Edward A. Fortino Trust

(1)	Consists of (a) shares issued to Mr. Prim directly; (b) shares issued to Mr. Prim’s spouse; (c) shares issued to BD Prim, LLC, of which Mr. Prim is the sole manager; and (d) shares issued to Billy D. Prim Revocable Trust, of which Mr. Prim is the sole trustee.

(2)	Consists of (a) shares issued to Mr. Dupree directly; and (b) shares issued to Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P.

(3)	Consists of shares issued to the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of (a) shares issued to Camden Partners Strategic Fund III, L.P.; and (b) shares issued to Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

(5)	Consists of (a) shares issued to Mr. Belmont directly; (b) shares issued to Mr. Belmont’s spouse; (c) shares issued to Mr. Belmont’s son; and (d) shares issued to Mr. Belmont’s daughter.

(6)	Consists of (a) shares issued to Mr. Filipowski directly; (b) shares issued to the Andrew J. Filipowski Revocable Trust; and (c) shares issued to the Robinwood Gift Trust.

Issuance of Restricted Stock to Mr. Prim

In connection with the May 2010 amendment of our current senior revolving credit facility, Billy Prim, our Chief Executive Officer, has agreed to personally guarantee our borrowings with respect to the overadvance line in an amount up to $3.0 million. As an inducement to Mr. Prim to guarantee the $3.0 million over advance line, the Company will issue Mr. Prim $150,000 of restricted stock with the per share value equal to (i) the initial public offering price or (ii) if the initial public offering does not occur, the lesser of (a) $1.23 per share (the fair value of our common stock based upon the valuation we obtained from a third party in December 2009) or (b) the price per share we issue equity in our next financing round. The restricted stock will be issued within 30 days after our initial public offering or the closing of our next financing round and will vest in full January 2, 2011. The award of restricted stock was approved by the independent members of the board of directors and the amount of the award was based upon 5% of the guaranteed obligations (which the board members believed was an appropriate amount in light of their experience with similar transactions and representative of a 2.5% commitment fee and a 2.5% draw-down fee).

Sale of Subordinated Convertible Notes and Warrants

Messrs. Prim, Castaneda, Belmont, Brenner, Dupree, McQuilkin, Warnock, Ergen, Duchossois and Fortino (either individually or through an affiliated entity) purchased an aggregate of $3.52 million of our 2011 Notes with an aggregate of 260,740 warrants to purchase shares of our common stock in a private placement transaction on December 30, 2009. We issued a total of $15.0 million of 2011 Notes and a total of 1,111,109 warrants in this private placement transaction. The exercise price of these warrants after giving effect to this offering will be           per share. The following table sets forth certain information regarding such persons’ ownership of the 2011 Notes and the related warrants.

	Maximum	Amount Owned at
	Amount Owned	December 31, 2009	Principal Paid in	Interest Paid in
Name	in 2009 ($)	($)	2009 ($)	2009 ($)	Warrants (#)

Billy D. Prim	540,000	540,000	—	—	40,000
Mark Castaneda	300,000	300,000	—	—	22,222
Rick E. Belmont	100,000	100,000	—	—	7,407
Richard A. Brenner(1)	80,000	80,000	—	—	5,926
David W. Dupree	100,000	100,000	—	—	7,407
Malcolm McQuilkin(2)	1,000,000	1,000,000	—	—	74,074
David L. Warnock(3)	1,400,000	1,400,000	—	—	103,704
Charles Ergen	740,000	740,000	—	—	54,815
Craig J. Duchossois(4)	1,030,000	1,030,000	—	—	76,296
Edward A. Fortino(5)	740,000	740,000	—	—	54,815

(1)	Consists of $60,000 in 2011 Notes and 4,444 warrants held by Mr. Brenner individually, $10,000 in 2011 Notes and 741 warrants held by the ALB-3 Trust and $10,000 in 2011 Notes and 741 warrants held by the ALB-5 Trust. Mr. Brenner is the trustee of both the ALB-3 Trust and the ALB-5 Trust. Mr. Brenner disclaims beneficial ownership of 2011 Notes owned by the ALB-3 Trust and the ALB-5 Trust except to the extent of his pecuniary interest therein.

(2)	Consists of $1,000,000 in 2011 Notes and 74,074 warrants held by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(3)	Consists of $1,344,140 in 2011 Notes and 99,566 warrants held by Camden Partners Strategic Fund III, L.P. and $55,860 in 2011 Notes and 4,138 warrants held by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock disclaims beneficial ownership of 2011 Notes owned by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein.

(4)	Consists of $1,030,000 in 2011 Notes and 76,296 warrants held by the Craig J. Duchossois Revocable Trust UAD 9/11/1989. Mr. Duchossois is trustee of the Craig J. Duchossois Revocable Trust UAD 9/11/1989.

(5)	Consists of $740,000 in 2011 Notes and 54,815 warrants held by the Edward A. Fortino Revocable Trust UAD 12/15/1994. Mr. Fortino is trustee of the Edward A. Fortino Revocable Trust UAD 12/15/1994.

Sale of Series C Convertible Preferred Stock and Warrants

Messrs. Prim, Castaneda, Belmont, Boydston, Dupree, McQuilkin, Warnock, Ergen and Duchossois (either individually or through an affiliated entity) purchased an aggregate of 8,906,976 shares of Series C convertible preferred stock and warrants to purchase an aggregate of 890,697 shares of common stock at an exercise price of $1.98 per share in private placement transactions between December 14, 2007 and May 20, 2008. We issued a total of 12,520,001 shares of Series C convertible preferred stock and warrants to purchase 1,252,001 shares of common stock during in connection with these private placement transactions. The following table sets forth certain information regarding such persons’ ownership of those shares and warrants.

			Amount Paid for
			Shares and Warrants
Name	Shares Purchased (#)	Warrants Purchased (#)	($)

Billy D. Prim	512,363	51,237	1,229,671
Mark Castaneda	116,696	11,670	280,070
Rick E. Belmont(1)	30,000	3,000	72,000
Brent C. Boydston	16,666	1,666	39,998
David W. Dupree(2)	4,281,250	428,125	10,275,000
Malcolm McQuilkin(3)	200,000	20,000	480,000
David L. Warnock(4)	833,334	83,333	2,000,002
Charles Ergen	2,083,334	208,333	5,000,002
Craig J. Duchossois(5)	833,333	83,333	1,999,999

(1)	Consists of: (a) 10,000 shares of Series C convertible preferred stock and warrants to purchase 1,000 shares of common stock purchased by Mr. Belmont’s spouse; (b) 10,000 shares of Series C convertible preferred stock and warrants to purchase 1,000 shares of common stock purchased by Mr. Belmont’s son; and (c) 10,000 shares of Series C convertible preferred stock and warrants to purchase 1,000 shares of common stock purchased by Mr. Belmont’s daughter.

(2)	Consists of 4,281,250 shares of Series C convertible preferred stock and warrants to purchase 428,125 shares of common stock purchased by Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P. Mr. Dupree disclaims beneficial ownership of the Series C convertible preferred stock and warrants owned by Primo Investors, L.P. except to the extent of his pecuniary interest therein.

(3)	Consists of 200,000 shares of Series C convertible preferred stock and warrants to purchase 20,000 shares of common stock purchased by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of 800,084 shares of Series C convertible preferred stock and warrants to purchase 80,008 shares of common stock purchased by Camden Partners Strategic Fund III, L.P. and 33,250 shares of Series C convertible preferred stock and warrants to purchase 3,325 shares of common stock purchased by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock disclaims beneficial ownership of the Series C convertible preferred stock and warrants owned by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein.

(5)	Consists of 833,333 shares of Series C convertible preferred stock and warrants to purchase 83,333 shares of common stock purchased by Craig J. Duchossois Revocable Trust UAD 9/11/1989. Mr. Duchossois is trustee of the Craig J. Duchossois Revocable Trust UAD 9/11/1989.

Sale of Series B Preferred Stock and Warrants

Messrs. Prim, Brenner, McQuilkin, Warnock, Castaneda, Gunter, Filipowski, Duchossois and Fortino (either individually or through an affiliated entity) purchased an aggregate of 11,561,511 shares of Series B preferred stock and warrants to purchase an aggregate of 3,086,921 shares of common stock at an exercise price of $1.25 per share in private placement transactions between April 28, 2006 and June 30, 2007. We issued a total of 23,280,221 shares of Series B preferred stock and warrants to purchase a total of 6,215,813 shares of common stock in these private placement transactions. The following table sets forth certain information regarding such persons’ ownership of those shares and warrants.

			Amount Paid for Shares
Name	Shares Purchased (#)	Warrants Purchased (#)	and Warrants ($)

Billy D. Prim(1)	5,234,846	1,397,703	5,234,846
Richard Brenner	250,000	66,750	250,000
Malcolm McQuilkin(2)	600,000	160,200	600,000
David L. Warnock(3)	3,000,000	800,999	3,000,000
Mark Castaneda	50,000	13,350	50,000
Michael S. Gunter	11,820	3,155	11,820
Andrew J. Filipowski	164,845	44,014	164,845
Craig J. Duchossois(4)	1,125,000	300,375	1,125,000
Edward A Fortino(5)	1,125,000	300,375	1,125,000

(1)	Consists of 5,164,846 shares of Series B preferred stock and warrants to purchase 1,379,013 shares of common stock purchased by Mr. Prim and 70,000 shares of Series B preferred stock and warrants to purchase 18,690 shares of common stock purchased by Mr. Prim’s spouse.

(2)	Consists of 600,000 shares of Series B preferred stock and warrants to purchase 160,200 shares of common stock purchased by the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(3)	Consists of 2,880,300 shares of Series B preferred stock and warrants to purchase 769,040 shares of common stock purchased by Camden Partners Strategic Fund III, L.P. and 119,700 shares of Series B preferred stock and warrants to purchase 31,959 shares of common stock purchased by Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Mr. Warnock disclaims beneficial ownership of the Series B preferred stock and warrants to purchase common stock owned by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. except to the extent of his pecuniary interest therein.

(4)	Consists of 1,125,000 shares of Series B preferred stock and warrants to purchase 300,375 shares of common stock purchased by the Craig J. Duchossois Revocable Trust UAD 9/11/1989. Mr. Duchossois is trustee of the Craig J. Duchossois Revocable Trust UAD 9/11/1989.

(5)	Consists of 1,125,000 shares of Series B preferred stock and warrants to purchase 300,375 shares of common stock purchased by the Edward A. Fortino Trust UAD 12/15/1994. Mr. Fortino is trustee of the Edward A. Fortino Trust UAD 12/15/1994.

PWC Leasing, LLC

On March 29, 2006 we entered into a Master Equipment Lease Agreement with PWC Leasing, LLC (the “Lease Agreement”), pursuant to which we leased certain equipment used in our water bottle exchange service. Primier, LLC, a company wholly-owned by Mr. Prim, was a one third owner of PWC Leasing, LLC. We made payments to PWC Leasing, LLC pursuant to the Lease Agreement that totaled approximately $693,000 and $318,000 in 2007 and the first six months of 2008, respectively. On June 30, 2008, we purchased the leased assets from PWC Leasing, LLC at their fair value of $3,500,000 and terminated the Lease Agreement. Our Board of Directors authorized and approved this transaction after obtaining an independent, third-party evaluation of a fair and reasonable price for the assets.

Spin-Off of Prima Bottled Water, Inc. and Related Transactions

On December 31, 2009, we distributed all of the issued and outstanding shares of common stock of our wholly-owned subsidiary, Prima Bottle Water, Inc. (“Prima”), to all of the holders of our Series A and Series C convertible preferred stock and common stock on a pro rata basis assuming the conversion of all Series A and Series C convertible preferred stock into common stock (the “Spin-Off ‘”). Recipients of the Prima shares included our directors, officers and holders of more than five percent of our voting securities, but only in direct proportion to each individual’s ownership of our Series A and Series C preferred stock and common stock at the time of the Spin-Off. An aggregate of 57,950,457 shares of Prima common stock were issued pursuant to the Spin-off, approximately 84.3% of which were issued to our directors, executive officers and holders of greater than 10% of any of our common stock, Series A or Series C convertible preferred stock or Series B preferred stock.

The business purpose of the Spin-off was to divest the Company of certain of its non-core assets and operations related to the sale of bottled water in single-serve containers. The Company’s strategic focus had shifted since it had originally determined to pursue this line of business and management of the Company did not believe that it was appropriate for the Company to divert further time, energy or resources to the sale of bottled water in single-serve containers. The Company believed the spin-off would allow the management of each of its businesses to focus solely on its particular business and would permit Prima to pursue certain strategic relationships that it could not otherwise pursue as a subsidiary of the Company.

On March 15, 2010, we entered into a license agreement with Prima pursuant to which we license the Prima® trademark to Prima in exchange for a license fee based upon the number of bottles manufactured from bioresin by Prima, an affiliate of Prima and certain third parties. This fee is the only compensation payable pursuant to the license agreement and we expect the total fee to be less than $10,000 for 2010.

Messrs. Prim and Castaneda are the sole directors of Prima. In addition Mr. Castaneda serves as treasurer of Prima and David Mills, our controller and treasurer, serves as secretary of Prima. Messrs. Prim, Castaneda and Mills devote substantially all of their business time and efforts to their responsibilities as officers of the Company and do not devote significant time to their activities as officers of Prima. Prima’s other officers were employees of the Company prior to the Spin-off.

The following table sets forth the number of shares of Prima common stock issued to our executive officers, directors and beneficial owners of more than 5% of our common stock:

Number of Shares of Prima Common Stock Issued
Directors and executive officers	(#)

Billy D. Prim(1)	16,358,737
Richard A. Brenner	350,000
David W. Dupree(2)	8,220,000
Malcolm McQuilkin(3)	1,384,000
David L. Warnock(4)	4,600,001
Mark Castaneda	274,056
Michael S. Gunter	20,000
Richard E. Belmont(5)	57,600
Brent C. Boydston	291,999

5% or greater stockholders
Primo Investors, L.P.	8,220,000
Camden Partners Strategic Fund III, L.P.	4,416,461
Andrew J. Filipowski Holdings	5,900,000
Craig J. Duchossois Revocable Trust	4,474,999
Charles Ergen	4,000,001
Edward A. Fortino Trust	2,875,000

(1)	Consists of (a) 16,308,737 shares issued to Mr. Prim directly; and (b) 50,000 shares issued to Mr. Prim’s spouse.

(2)	Consists of 8,220,000 shares issued to Primo Investors, L.P. Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P.

(3)	Consists of 1,384,000 shares issued to the Malcolm McQuilkin Living Trust. Mr. McQuilkin is a co-trustee of the Malcolm McQuilkin Living Trust.

(4)	Consists of (a) 4,416,461 shares issued to Camden Partners Strategic Fund III, L.P.; and (b) 183,540 shares issued to Camden Partners Strategic Fund III-A, L.P. Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P.

(5)	Consists of (a) 19,200 shares issued to Mr. Belmont’s spouse; (b) 19,200 shares issued to Mr. Belmont’s son; and (c) 19,200 shares issued to Mr. Belmont’s daughter.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect as of the completion of this offering. This description is only a summary. For more detailed information, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capital

Prior to the closing of this offering, our authorized capital stock consists of: (1) 200,000,000 shares of common stock (16,305,180 of which were outstanding at May 1, 2010 and includes 1,102,500 shares of restricted stock) and (2) 100,000,000 shares of preferred stock, including 18,780,000 authorized shares of Series A convertible preferred stock (18,755,000 of which were outstanding at May 1, 2010), 30,000,000 authorized shares of Series B preferred stock (23,280,221 of which were outstanding at May 1, 2010) and 14,000,000 authorized shares of Series C convertible preferred stock (12,520,001 of which were outstanding at May 1, 2010). Each share of Series A convertible preferred stock is convertible into one share of common stock and each share of Series C convertible preferred stock is convertible into 1.92 shares of common stock. As of May 1, 2010, there were 40 holders of record of our common stock, 37 holders of record of our Series A convertible preferred stock, 41 holders of record of our Series B preferred stock and 38 holders of record of our Series C convertible preferred stock.

Upon the closing of this offering, we will amend and restate our certificate of incorporation to provide that our authorized capital stock will consist of (1) 70,000,000 shares of common stock, $0.01 par value per share and (2) 35,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to the closing of this offering, all outstanding shares of our Series A and Series C preferred stock will be converted into shares of common stock, 50% of our outstanding shares of Series B preferred stock will be converted into shares of common stock at a ratio of  :  , which will be calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the initial public offering price per share, and a           -for-          reverse stock split of our common stock will occur. Immediately following the closing of this offering, the remaining 50% of our outstanding shares of Series B preferred stock will be redeemed and we will pay accrued and unpaid dividends on all outstanding shares of Series B preferred stock. There are no accrued and unpaid dividends on our Series A or Series C convertible preferred stock. The conversion of our Series A and Series C convertible preferred stock and the conversion and redemption of our Series B preferred stock on the terms described above are not authorized pursuant to the terms of our fourth amended and restated certificate of incorporation and instead were approved by the requisite vote of the Company’s stockholders at a meeting held     , 2010.

After giving effect to the foregoing and following the sale of shares of common stock in this offering and the issuance of           shares to Culligan to fund a portion of the purchase price for the Culligan Refill Acquisition (assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus), we expect to have           shares of common stock and no shares of preferred stock outstanding (or           shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares to cover overallotments, if any).

Common Stock

Voting. Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends. We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the development and expansion of our business. We do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities and other factors that our Board of Directors deems relevant.

Liquidation and Preemptive Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Following the closing of this offering, there will be no shares of preferred stock outstanding. Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, our Board of Directors will be authorized to issue from time to time up to 35,000,000 million shares of preferred stock in one or more series without stockholder approval. Our Board of Directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our Board of Directors determines the specific rights associated with that preferred stock. Although we have no current plans to issue shares of preferred stock, the effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our Board of Directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our Company. Our Board of Directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of our Company and its stockholders. We have no current plan to issue any preferred stock after this offering.

Stock Options and Restricted Stock

As of May 1, 2010, we had granted options to purchase a total of 3,200,087 shares of common stock at a weighted average exercise price of $1.26 per share. Of this total, 2,611,395 options had vested and 588,692 remained unvested. On April 29, 2010, our Board of Directors determined that all of these outstanding unvested options will accelerate and be fully vested upon the closing of the initial public offering described in this prospectus. This accelerated vesting will result in a non-cash charge of approximately $300,000. As of May 1, 2010, we had also granted 1,102,500 shares of restricted stock, all of which are unvested. As of May 1, 2010, an additional 19,733 shares of common stock were available for future awards under our 2004 Stock Plan. Upon the closing of this offering, an additional 7,500,000 shares of our common stock will be available for future awards under our 2010 Omnibus Long-Term Incentive Plan.

Warrants

As of May 1, 2010, we had issued warrants to purchase a total of 8,678,923 shares of common stock at a weighted average exercise price of $      per share.

Warrants to purchase a total of 1,111,109 shares of our common stock were issued in connection with our 2011 Notes. These warrants will remain outstanding after this offering, will expire December 30, 2019 and will have an exercise price of $      per share.

Warrants to purchase a total of 6,215,813 shares of our common stock were issued in connection with the private placement of our Series B preferred stock. The exercise price of these warrants is $1.25 per share and they will, subject to certain exceptions, expire May 31, 2016.

Warrants to purchase a total of 1,252,001 shares of our common stock were issued in connection with the private placement of our Series C convertible preferred stock. The exercise price of these warrants is $1.98 per share and they will expire      days after the closing of this offering.

A warrant to purchase a total of 100,000 shares of common stock was issued on June 4, 2008 to two individuals in connection with a potential business arrangement. The exercise price of the warrant is $1.98 per share and it will expire     days after the closing of this offering.

Anti-Takeover Provisions

Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that will be effective upon the closing of this offering contain provisions that could delay or prevent a change of control of our Company or changes in our Board of Directors that our stockholders might consider favorable. The following is a summary of these provisions.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Undesignated Preferred Stock. Our Board of Directors has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of our Company or management.

Limits on Ability to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation and our amended and restated bylaws that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may, in the future, lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by our Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated bylaws. To be timely, the notice must be received at our principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Board of Directors. Our Board of Directors may elect a director to fill a vacancy, including vacancies created by the expansion of our Board of Directors.

Our amended and restated certificate of incorporation and the amended and restated bylaws will not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our voting power to elect any directors to our Board of Directors.

Our amended and restated certificate of incorporation and the amended and restated bylaws provide that our Board of Directors is divided into three classes, with members of each class serving staggered three-year terms. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in management.

Limitations of Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareholder Services.

Stock Market

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “          ”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of amounts of our common stock in the public market after the restrictions lapse could also adversely affect the market price of our common stock and our ability to raise equity capital in the future. See “Risk Factors.”

Eligibility of Restricted Shares for Resale in the Public Markets

Upon the closing of this offering, based on our outstanding shares as of May 1, 2010, and assuming (i) the     -for-      reverse stock split of our common stock, (ii) the conversion of our Series A and Series C convertible preferred stock into common stock, (iii) the conversion of 50% of our outstanding shares of Series B preferred stock into common stock, the redemption of the remaining 50% of our outstanding shares of Series B preferred stock and the payment in cash of accrued and unpaid dividends on all outstanding shares of Series B preferred stock, (iv) the issuance of           shares to Culligan to fund a portion of the purchase price for the Culligan Refill Acquisition (assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus) and (v) no exercise of options or warrants, we will have outstanding an aggregate of           shares of our common stock (           shares if the underwriters’ over-allotment is exercised in full). Of these shares, all of the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining           shares of common stock will be held by our existing stockholders and Culligan International Company and will be considered “restricted securities” as defined in Rule 144. Of these restricted securities,           shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to the lock-up agreements described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. In addition, the shares underlying options and warrants will become available for resale into the public markets as described below under “— Options, Restricted Stock and Warrants.”

We have agreed with Culligan to use our commercially reasonable efforts to register for resale within 181 days of the closing of the Culligan Refill Acquisition all shares of our common stock we are issuing to Culligan as payment of a portion of the purchase price for the Culligan Refill Business.

Lock-up Agreements

Our officers and directors, holders of           shares of our common stock (after giving effect to the conversion of preferred stock and other transactions described above), holders of           shares of our common stock issuable upon exercise of outstanding options and warrants and Culligan have entered into lock-up agreements pursuant to which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC (or Wells Fargo Securities, LLC and Thomas Weisel Partners LLC in the case of Culligan). There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Thomas Weisel Partners LLC (or Wells Fargo Securities, LLC and Thomas Weisel Partners LLC in the case of Culligan), which may be granted by Thomas Weisel Partners LLC (or Wells Fargo Securities, LLC and Thomas Weisel Partners LLC in the case of Culligan) for any reason. The 180-day lock-up period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. After the lock-up period, these shares may be sold, subject to applicable securities laws. See “Underwriting.”

Rule 144

In general, and beginning 90 days after the date of this prospectus, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the lock-up period described above,           additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, to the extent not subject to a lock-up agreement, is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirement.

Options, Restricted Stock and Warrants

Upon the closing of this offering, options to purchase a total of 3,200,087 shares of our common stock will be outstanding with a weighted average per share exercise price of $1.26 and expiration dates between November 1, 2014 and February 17, 2020. As of May 1, 2010, we had also granted 1,102,500 shares of restricted stock, all of which are unvested. As of May 1, 2010, an additional 19,733 shares of common stock were available for future awards under our 2004 Stock Plan. We have also reserved an additional 7,500,000 shares of common stock for issuance pursuant to our 2010 Omnibus Long-Term Incentive Plan and an additional 250,000 shares of common stock for issuance pursuant to our 2010 Employee Stock Purchase Plan, both of which we have adopted in connection with this offering.

Upon the closing of this offering, warrants to purchase a total of 8,678,923 shares of our common stock will be outstanding with a weighted average per share exercise price of $      per share.

Warrants to purchase a total of 1,111,109 shares of our common stock were issued in connection with our 2011 Notes. These warrants will remain outstanding after this offering, will expire December 30, 2019 and will have an exercise price of $      per share.

Warrants to purchase a total of 6,215,813 shares of our common stock were issued in connection with the private placement of our Series B preferred stock. The exercise price of these warrants is $1.25 per share and they will, subject to certain exceptions, expire May 31, 2016.

Warrants to purchase a total of 1,252,001 shares of our common stock were issued in connection with the private placement of our Series C convertible preferred stock. The exercise price of these warrants is $1.98 per share and they will expire      days after the closing of this offering.

A warrant to purchase a total of 100,000 shares of common stock was issued on June 4, 2008 to two individuals in connection with a potential business arrangement. The exercise price of the warrant is $1.98 per share and it will expire     days after the closing of this offering.

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to the closing of this offering under our 2004 Stock Plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Additionally, following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of our currently outstanding stock options as well as pursuant to our 2010 Omnibus Long-Term Incentive Plan and 2010 Employee Stock Purchase Plan. The registration statements will become effective upon filing. Subject to the exercise of issued and outstanding options and contractual restrictions, shares of our directors and executive officers to which Rule 701 is applicable or which are to be registered under the registration statement on Form S-8 will be available for sale into the public market after the expiration of the 180-day lock-up agreements with the underwriters described under the caption “Underwriting.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased in this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an entity that is disregarded as separate from its owner for U.S. federal income tax purposes if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. federal alternative minimum, U.S. state or U.S. local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;

•	tax-exempt organizations;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	persons who received our common stock as compensation;

•	brokers and dealers in securities;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is an owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments. Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if the payor receives the certification of foreign status described in the preceding sentence and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise or no U.S. federal estate tax is in effect.

Recently-Enacted Legislation Relating to Foreign Accounts

Legislation has been recently enacted that imposes significant certification, information reporting and other requirements on “foreign financial institutions” and certain other non-U.S. entities. The legislation is generally effective for payments made after December 31, 2012. The failure to comply with the certification, information reporting and other specified requirements in the legislation would result in withholding tax being imposed on payments of dividends and sales proceeds to foreign financial institutions and certain other non-U.S. holders. Non-U.S. holders should consult their own tax advisers regarding the application of this legislation to them.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Thomas Weisel Partners LLC are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriters	Number of Shares

Wells Fargo Securities, LLC
Thomas Weisel Partners LLC
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Signal Hill Capital Group LLC

Total

All of the           shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2010.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of           additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

If the underwriters exercise their over-allotment option, the cash portion of the purchase price for the Culligan Refill Acquisition will be increased and a number of shares of common stock we will issue to Culligan will be decreased by an amount equal to the net cash proceeds we receive as a result of such exercise.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include the valuation multiples of publicly-traded companies that the representatives of the underwriters believe are comparable to us, our financial information and that of the Culligan Refill Business, our history and prospects and the outlook for our industry, an assessment of our management, our past and present business operations and relationships, and the prospects for, and timing of, our future sales and an assessment of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at that price less a concession of not more than $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
		Without	With
	Per Share	Option	Option

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $          .

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and certain other of our stockholders to agree, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock without the prior written consent of Thomas Weisel Partners LLC (or Wells Fargo Securities, LLC and Thomas Weisel Partners LLC in the case of Culligan) for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Wells Fargo Securities, LLC and Thomas Weisel Partners LLC, offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus and the shares of our common stock that are issued under our 2010 Omnibus Long-Term Incentive Plan, which we will adopt in connection with this offering.

The 180-day restricted period described in the preceding two paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the

180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

Nasdaq Global Market Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “          ”.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Relationships

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

On June 1, 2010, we amended and extended our current senior revolving credit facility with Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, through January 30, 2011. The Loan and Security Agreement governing the terms of our current senior revolving credit facility was originally entered into on June 23, 2005 by and between us and Wells Fargo Bank, N.A. The current facility commitment is $10.0 million and allows for an up to $3.0 million overadvance line and is subject to a customary borrowing base calculation for advances. We will repay the outstanding balance on our current senior revolving credit facility at the closing of this offering. See “— Conflict of Interest.”

In connection with the closing of this offering and the completion of the Culligan Refill Acquisition, we intend to enter into a new $40 million senior revolving credit facility with Wells Fargo Bank, N.A. that will replace our current senior revolving credit facility.

We and Wells Fargo Securities, LLC are parties to an agreement, dated March 23, 2010, pursuant to which Wells Fargo Securities, LLC will provide financial advisory services with respect to the Culligan Refill Acquisition. A non-refundable cash fee of $1,500,000 is payable to Wells Fargo Securities, LLC at the closing of that transaction. In addition, we will reimburse Wells Fargo Securities, LLC for all reasonable travel and other out-of-pocket expenses incurred in connection with Wells Fargo Securities, LLC’s engagement, including the reasonable fees and expenses of Wells Fargo Securities, LLC’s counsel, which expenses shall not exceed $45,000 in the aggregate without our consent. The agreement will terminate on the earlier of the consummation of the Culligan Refill Acquisition or March 23, 2011, or by either party at any time, with or without cause, upon ten days’ prior written notice to the other party.

Following completion of the pending acquisition of Thomas Weisel Partners Group, Inc., the parent company of Thomas Weisel Partners LLC, by Stifel Financial Corp., Stifel, Nicolaus & Company, Incorporated, a wholly-owned subsidiary of Stifel Financial Corp., may replace Thomas Weisel Partners LLC in its capacity as underwriter in this offering.

Conflict of Interest

Wells Fargo Securities, LLC, one of the underwriters for this offering, is deemed to have a “conflict of interest” under FINRA’s Rule 2720 because one of its affiliates, Wells Fargo Bank, N.A., will receive at least 5% of the net proceeds of this offering. These proceeds will be used to retire the balance of our current senior revolving credit facility under which Wells Fargo Bank, N.A. is the lender. When a FINRA member with a conflict of interest participates in a public offering, Rule 2720 requires, subject to certain exceptions that are not applicable here, that a “qualified independent underwriter,” as defined under that rule, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence with respect thereto. In accordance with the requirements of Rule 2720,           has assumed the responsibilities of acting as a qualified independent underwriter with respect to this offering.           will not receive any additional fees for serving as the qualified independent underwriter in connection with this offering. We have agreed to indemnify           against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

•	provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, any securities in the Republic of Italy in a solicitation to the public, and that sales of the securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the securities cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus or any other document relating to the securities in the Republic of Italy except to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of the securities or distribution of copies of the prospectus or any other document relating to the securities in the Republic of Italy must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless and exemption, depending, inter alia, on the aggregate amount and the characteristics of the securities issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Finland

This prospectus has not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and it has not been approved by the Finnish Financial Supervision Authority. The securities may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Norway

The securities will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005 (“Professional Investors”), (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than EUR 100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of EUR 50,000. Consequently, no public offering will be made in Norway and the prospectus has not been filed with or approved by any Norwegian authority. The prospectus must not be reproduced or otherwise distributed to others by the recipient.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by K&L Gates LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, DC.

EXPERTS

The financial statements of Primo Water Corporation and subsidiaries as of December 31, 2009 and 2008, and for each of the three years ended December 31, 2009 included in this prospectus and registration statement have been so included in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Culligan Store Solutions Group of Culligan Holding S.àr.l as of and for the years ended December 31, 2009 and 2008, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED ACCOUNTING FIRM

On February 10, 2009, our Board of Directors approved the dismissal of Ernst & Young LLP (“E&Y”), as our independent registered public accounting firm, which was immediately effective, and appointed McGladrey & Pullen, LLP (“McGladrey”) as our independent registered public accounting firm for the year ended December 31, 2008.

E&Y’s report on our financial statements for the year ended December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and any subsequent interim period preceding the dismissal of E&Y, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the matter in their report, and there have been no “reportable events” as defined in Item 304 (a)(1)(v) of Regulation S-K.

Prior to the engagement of McGladrey, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with McGladrey regarding the type of audit opinion which might be rendered on our financial statements and no oral or written report was provided by McGladrey.

We have provided E&Y with a copy of this disclosure prior to its filing with the Commission and have requested E&Y to furnish us with a letter addressed to the Commission stating whether it agrees with the above statements regarding E&Y and, if not, stating the respects in which it does not agree. A copy of this letter, dated June 28, 2010, which states that E&Y agrees with these statements, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website (www.primowater.com) as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (336) 331-4000 or by mail at Primo Water Corporation, 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Primo Water Corporation

We have audited the accompanying consolidated balance sheets of Primo Water Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primo Water Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP
Raleigh, North Carolina
March 12, 2010

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value data)

	December 31,
	2008	2009

Assets
Current assets:
Cash	$516	$—
Accounts receivable, net	3,205	1,888
Inventories	2,818	1,849
Prepaid expenses and other current assets	281	1,083
Assets associated with discontinued operations	4,573	—

Total current assets	11,393	4,820
Bottles, net	2,069	1,997
Property and equipment, net	15,574	14,321
Intangible assets, net	1,427	1,077
Other assets	107	153

Total assets	$30,570	$22,368

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,704	$2,756
Accrued expenses and other current liabilities	2,925	4,144
Current portion of long-term debt, capital leases and notes payable	7,006	426
Liabilities associated with discontinued operations	1,322	—

Total current liabilities	13,957	7,326
Long-term debt, capital leases and notes payable, net of current portion	5	14,403
Other long-term liabilities	481	1,048

Total liabilities	14,443	22,777
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock, $0.001 par value — 200,000 shares authorized, 15,158 and 15,157 shares issued and outstanding at December 31, 2009 and 2008, respectively	15	15
Preferred stock, $0.001 par value — 100,000 shares authorized
Series A preferred stock, 18,755 shares issued and outstanding	19	19
Series B preferred stock, 23,280 shares issued and outstanding	23	23
Series C preferred stock, 12,520 shares issued and outstanding	13	13
Additional paid-in capital	86,343	86,723
Common stock warrants	3,797	3,797
Accumulated deficit	(74,083)	(90,999)

Total stockholders’ equity (deficit)	16,127	(409)

Total liabilities and stockholders’ equity (deficit)	$30,570	$22,368

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,
	2007	2008	2009

Net sales	$13,453	$34,647	$46,981
Operating costs and expenses:
Cost of sales	11,969	30,776	38,771
Selling, general and administrative expenses	10,353	13,791	9,922
Depreciation and amortization	3,366	3,618	4,205

Total operating costs and expenses	25,688	48,185	52,898

Loss from operations	(12,235)	(13,538)	(5,917)
Interest expense	(29)	(153)	(2,258)
Other income, net	94	83	1

Loss from continuing operations before income taxes	(12,170)	(13,608)	(8,174)
Provision for income taxes	—	—	—

Loss from continuing operations	(12,170)	(13,608)	(8,174)
Loss from discontinued operations, net of income taxes	(1,904)	(5,738)	(3,650)

Net loss	(14,074)	(19,346)	(11,824)
Preferred dividends and beneficial conversion charge	(2,147)	(19,875)	(3,042)

Net loss attributable to common stockholders	$(16,221)	$(39,221)	$(14,866)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common stockholders	$(0.95)	$(2.21)	$(0.74)
Loss from discontinued operations attributable to common stockholders	(0.12)	(0.38)	(0.24)

Net loss attributable to common stockholders	$(1.07)	$(2.59)	$(0.98)

Basic and diluted weighted average common shares outstanding	15,114	15,150	15,158

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

			Preferred Stock						Preferred Stock	Additional	Common		Total
	Common Stock		Series A		Series B		Series C		Subscriptions	Paid-in	Stock	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Warrants	Deficit	Equity (Deficit)

Balance, December 31, 2006	15,085	$15	18,755	$19	23,274	$23	—	$—	$(3,773)	$39,404	$2,742	$(18,641)	$19,789
Issuance of common stock	62	—	—	—	—	—	—	—	—	62	—	—	62
Issuance of preferred stock, Series B	—	—	—	—	6	—	—	—	3,773	(508)	—	—	3,265
Warrants attached to Series B Preferred Stock	—	—	—	—	—	—	—	—	—	—	510	—	510
Issuance of preferred stock, Series C	—	—	—	—	—	—	4,515	5	(489)	10,633	—	—	10,149
Warrants attached to Series C Preferred Stock	—	—	—	—	—	—	—	—	—	—	181	—	181
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	181	—	—	181
Dividends accrued	—	—	—	—	—	—	—	—	—	—	—	(2,147)	(2,147)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(14,074)	(14,074)

Balance, December 31, 2007	15,147	15	18,755	19	23,280	23	4,515	5	(489)	49,772	3,433	(34,862)	17,916
Issuance of common stock	10	—	—	—	—	—	—	—	—	12	—	—	12
Issuance of preferred stock, Series C	—	—	—	—	—	—	8,005	8	489	18,735	—	—	19,232
Warrants attached to Series C Preferred Stock	—	—	—	—	—	—	—	—	—	—	320	—	320
Warrants issued	—	—	—	—	—	—	—	—	—	—	44	—	44
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	276	—	—	276
Beneficial conversion feature of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	17,548	—	(17,548)	—
Dividends accrued	—	—	—	—	—	—	—	—	—	—	—	(2,327)	(2,327)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(19,346)	(19,346)

Balance, December 31, 2008	15,157	15	18,755	19	23,280	23	12,520	13	—	86,343	3,797	(74,083)	$16,127
Issuance of common stock	1	—	—	—	—	—	—	—	—	2	—	—	2
Stock-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	—	378	—	—	378
Dividend of subsidiary stock	—	—	—	—	—	—	—	—	—	—	—	(2,050)	(2,050)
Dividends accrued	—	—	—	—	—	—	—	—	—	—	—	(3,042)	(3,042)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(11,824)	(11,824)

Balance, December 31, 2009	15,158	$15	18,755	$19	23,280	$23	12,520	$13	$—	$86,723	$3,797	$(90,999)	$(409)

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2007	2008	2009

Operating activities
Net loss	$(14,074)	$(19,346)	$(11,824)
Less: Loss from discontinued operations	(1,904)	(5,738)	(3,650)

Loss from continuing operations	(12,170)	(13,608)	(8,174)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	3,366	3,618	4,205
Stock-based compensation expense	156	259	298
Non-cash interest expense	—	26	696
Bad debt expense	362	139	153
Other	20	120	15
Changes in operating assets and liabilities:
Accounts receivable	(427)	(1,943)	1,164
Inventories	(316)	(1,277)	969
Prepaid expenses and other assets	(89)	(93)	(782)
Accounts payable	1,004	1,140	198
Accrued expenses and other liabilities	1,342	(213)	(714)

Net cash used in operating activities	(6,752)	(11,832)	(1,972)
Investing activities
Purchases of property and equipment	(3,917)	(8,331)	(1,589)
Purchases of bottles, net of disposals	(1,076)	(1,089)	(835)
Proceeds from the sale of property and equipment	1	24	22
Additions to and acquisitions of intangible assets	—	(232)	(48)

Net cash used in investing activities	(4,992)	(9,628)	(2,450)
Financing activities
Net borrowings from revolving line of credit	—	7,004	(6,580)
Issuance of long term debt	—	—	20,350
Note payable and capital lease payments	(74)	(13)	(5,353)
Debt issuance costs	—	(134)	(636)
Prepaid equity issuance costs	—	—	(105)
Net change in book overdraft	—	266	(147)
Proceeds from issuance of common stock	62	13	2
Net proceeds from issuance of preferred stock	14,104	19,552	—
Dividends paid	(1,563)	(2,327)	(1,257)

Net cash provided by financing activities	12,529	24,361	6,274

Net increase in cash from continuing operations	785	2,901	1,852
Cash, beginning of year	7,638	5,776	516
Cash used in discontinued operations from:
Operating Activities	(2,269)	(6,764)	(1,514)
Investing Activities	(378)	(1,194)	(41)
Financing Activities	—	(203)	(813)

Cash used in discontinued operations	(2,647)	(8,161)	(2,368)

Cash, end of year	$5,776	$516	$—

Supplemental cash flow information
Cash paid for interest	$8	$69	$1,535

Assets acquired under capital lease	$—	$8	$—

Preferred dividends accrued not paid	$584	$—	$1,785

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.	Description of Business and Significant Accounting Policies

Business

Primo Water Corporation (together with its consolidated subsidiaries, “Primo”, “we”, “our”, the “Company”) is a rapidly growing provider of three- and five-gallon purified bottled water and water dispensers sold through major retailers nationwide.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation. Our consolidated statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Operating Segments

We manage our business primarily through two reporting segments, Primo Bottled Water Exchange (Exchange) and Primo Products (Products). Our Exchange segment sells three- and five-gallon purified bottled water through retailers in the each of the contiguous United States. We service the retail locations through our national network of primarily independent bottlers and distributors. Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water through major U.S. retailers. We design, market and arrange for certification and inspection of our products.

Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations. Certain of our operations have been presented as discontinued. See Note 13.

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements may be affected. Some of the more significant estimates include allowances for doubtful accounts, valuation of inventories, depreciation, valuation of deferred taxes and allowance for sales returns.

Revenue Recognition

Revenue is recognized for the sale of three- and five-gallon purified bottled water upon either the delivery of inventory to the retail stores or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a three- or five-gallon bottle of purified water for the return of an empty three- or five-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount.

Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

In addition, we offer certain incentives such as coupons and rebates, including coupons for a free three- or five-gallon bottle of our water with the purchase of one of our water dispensers, that are netted against and reduce net sales in the consolidated statements of operations.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Accounts Receivable

All trade accounts receivable are due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectability of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

The following table shows the changes in the allowance for doubtful accounts for the preceding three years:

		Amounts
		Charged to
	Beginning	Sales, Costs		End
	of Year	or Expense	Deductions	of Year

December 31, 2007	$—	362	(58)	$304

December 31, 2008	$304	139	(18)	$425

December 31, 2009	$425	166	(479)	$112

Inventories

Our inventories consist primarily of finished goods and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

Bottles

Bottles consist of three- and five- gallon refillable polycarbonate bottles used in our exchange business and are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of three years.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. For internally developed software, certain costs during the application development stage and related to upgrades and enhancements that provide additional functionality are capitalized and amortized over the estimated useful life of the software. Depreciation and amortization are calculated using straight-line methods over estimated useful lives that range from two to 10 years.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Intangible Assets

Intangible assets consist of customer lists, patents, and trademarks. Intangible assets not subject to amortization are tested for impairment on an annual basis or more frequently if indicators of impairment are present. Patent costs are amortized using a straight-line basis over estimated lives of three years, while customer lists are amortized on an accelerated basis over an estimated useful life of 10 years.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We recorded an impairment charge in 2008 of $98, reflected in selling, general and administrative expenses of the Exchange segment in the statement of operations, related to display racks no longer in use and to be disposed.

Fair Value Measurements

Effective January 1, 2008, we adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s financial condition or results of operations.

ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The table below presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3

Common stock warrants	$600	—	—	$600

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

The following is a reconciliation of the common stock warrants, which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs):

Balance as of January 1, 2008	$—
Total (gains) losses recognized	—

Balance at December 31, 2008	—
Total (gains) losses recognized	—
Initial fair value	600

Balance at December 31, 2009	$600

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt, capital leases and notes payable approximates fair value.

Advertising Costs

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs totaled approximately $948, $717 and $270 for 2007, 2008 and 2009, respectively, and are included in selling, general, and administrative expenses.

Beneficial Conversion Charges

Our Series C Preferred Stock (Series C) is convertible into common stock and was issued with an adjustable conversion feature, which was based upon consolidated sales for the year ending December 31, 2008 with a conversion price ranging from $1.25 to $2.40 per common equivalent share. A beneficial conversion charge is measured as the difference between the initial price of $2.40 per share and the conversion price at December 31, 2008 of $1.25 per share.

At December 31, 2008 we recorded a beneficial conversion charge (also referred to as a deemed dividend) of approximately $17,500 related to the adjustment in the conversion price of the Series C convertible preferred stock, based upon consolidated sales for the year ending December 31, 2008. The beneficial conversion charge for equity instruments is recorded to additional paid in capital with no effect on total stockholders’ equity or the consolidated statement of operations.

Concentrations of Risk

Our principal financial instruments subject to potential concentration of credit risk are cash, trade receivables, accounts payable and accrued expenses. We invest our funds in a highly rated institution and believe the financial risks associated with cash is minimal. At December 31, 2008 and 2009, approximately $250 and $0, respectively, of our cash on deposit exceeded the federally insured limits.

We perform ongoing credit evaluations of our customers’ financial condition and maintain allowances for doubtful accounts that we believe are sufficient to provide for losses that may be sustained on realization of accounts receivable. We had one customer that accounted for approximately 59% of sales in 2007 and two customers that accounted for 42% and 21% of sales in 2008 and three customers that accounted for approximately 33%, 19% and 15% of sales in 2009. We had two customers that accounted for approximately 32% and 11% of total trade receivables at December 31, 2008 and one customer with a balance that accounted for approximately 21% of total trade receivables at December 31, 2009.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Basic and Diluted Net loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the dilutive impact, if any, of the Company’s outstanding potential common shares, such as options and warrants and convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net loss per common share.

The following outstanding options, convertible preferred stock and warrants were excluded from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,
	2007	2008	2009
Options to purchase common stock and common stock warrants	8,667	1,478	1,448
Convertible preferred stock	19,165	37,842	42,793

Income Taxes

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

Effective January 1, 2007, we adopted the provisions of Accounting Standards Codification (“ASC”) 740-10, Income Taxes. Previously, we had accounted for tax contingencies in accordance with ASC 450-10, Contingencies. As required by ASC 740-10, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied ASC 740-10 to all tax positions for which the statute of limitations remained open. The implementation of ASC 740-10 did not have a material impact on our consolidated financial statements.

Error Correction

In 2008, the Company originally reported net loss attributable to common shareholders of $21,673 or $1.43 per share. This amount did not include the non-cash beneficial conversion charge or deemed dividend of $17,548 on our Series C preferred stock that we recorded as a direct increase to additional paid-in capital and accumulated deficit. The impact of including the beneficial conversion charge reduces the net loss attributable to common shareholders to $39,221 or $2.59 per share. The change had no effect on the financial position at December 31, 2008, or the results of operations or net loss for the year ended December 31, 2008 as it was previously accounted for.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which established the Accounting Standards Codification (“ASC” or “Codification”) as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

all existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective in our fourth quarter of 2009. The guidance did not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued authoritative guidance on the accounting for and disclosure of events that occur after the balance sheet date. This guidance was effective for interim and annual financial periods ending after June 15, 2009. This guidance was amended in February 2010. It requires public reporting companies to evaluate subsequent events through the date that the financial statements are issued. The adoption did not impact our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance which clarifies that the stock portion of a distribution to stockholders that allows them to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update is effective for our first quarter of 2010. The adoption is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance that clarifies ASC 810 implementation issues relating to a decrease in ownership of a subsidiary that is a business or non-profit activity. This amendment affects entities that have previously adopted ASC 810-10. This update is effective for our first quarter of 2010. The adoption is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

2.	Change in Accounting Estimate

Effective January 1, 2008, we changed our method of depreciation for property and equipment from accelerated methods to the straight-line method. Originally, we utilized accelerated methods due to our business model being new and the related uncertainty in the sustainability of the business model. Also, initial projections showed that upon installation of a new retail customer the sales would initially peak and then diminish over time, so using accelerated methods of depreciation was expected to reflect the pattern of use. However, after we developed some history and sustainability in our business model we determined that sales did not peak after installation and then diminish over time. Instead, sales have maintained at their initial level or increased steadily following the installation of our water bottle exchange services at a retail customer. Therefore, the straight-line method is more reflective of the pattern of use and also provides a better matching of depreciation expense to the related sales. We accounted for the change as a change in accounting estimate in the period of the change and did not restate prior periods. The effect on depreciation expense for 2008 was a decrease of approximately $1,100.

3.	Bottles

Bottles are summarized as follows at December 31:

	2008	2009

Cost	$2,600	$2,637
Less accumulated depreciation	(531)	(640)

	$2,069	$1,997

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Depreciation expense for bottles was approximately $721, $853 and $907 in 2007, 2008 and 2009, respectively, and is reflected in selling, general and administrative expenses in the consolidated statements of operations.

4.	Property and Equipment

Property and equipment is summarized as follows at December 31:

	2008	2009

Leasehold improvements	$72	$72
Machinery and equipment	3,232	3,640
Racks and display panels	11,530	12,389
Office furniture and equipment	218	218
Software and computer equipment	2,521	2,770
Transportation racks	3,944	4,039

	21,517	23,128
Less accumulated depreciation and amortization	(5,943)	(8,807)

	$15,574	$14,321

Depreciation expense for property and equipment was approximately $1,935, $2,223 and $2,897 in 2007, 2008 and 2009, respectively, and is reflected in selling, general and administrative expenses in the consolidated statements of operations.

5.	Intangible Assets

Intangible assets are summarized as follows at December 31:

	December 31, 2008			December 31, 2009
	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Amortized intangible assets:
Customer lists	$2,985	$(1,699)	$1,286	$2,985	$(2,089)	$896
Patent costs	35	(26)	9	71	(36)	35

	3,020	(1,725)	1,295	3,056	(2,125)	931
Unamortized intangible assets:
Trademarks	132	—	132	146	—	146

Total	$3,152	$(1,725)	$1,427	$3,202	$(2,125)	$1,077

Amortization expense for intangible assets was approximately $710, $542 and $401 respectively, in 2007, 2008 and 2009, respectively, and is reflected in selling, general and administrative expenses in the consolidated statements of operations.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Amortization expense related to intangible assets, which is an estimate for each future year and subject to change, is as follows:

2010	$295
2011	215
2012	150
2013	106
2014	77
2015 and thereafter	88

Total	$931

6.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities is summarized as follows at December 31:

	2008	2009

Dividends payable	$582	$2,367
Accrued payroll and related items	410	184
Accrued professional and other expenses	927	580
Accrued interest	80	107
Accrued sales tax payable	518	534
Accrued advertising	87	17
Accrued receipts not invoiced	244	182
Other	77	173

	$2,925	$4,144

7.	Long-Term Debt, Capital Leases and Notes Payable

Long-term debt, capital leases and notes payable are summarized as follows at December 31:

	2008	2009

Senior loan agreement	$7,004	$423
Subordinated convertible notes payable, net of original issue discount	—	14,400
Capital leases	7	6

	7,011	14,829
Less current portion	(7,006)	(426)

Long-term debt, capital leases and notes payable, net of current portion	$5	$14,403

We entered into a Loan and Security Agreement in June 2005 that was amended in April 2006, April 2007, June 2008, January 2009 and December 2009 (the “Senior Loan Agreement”) pursuant to which the bank originally provided a $25,000 revolving loan commitment (the “Revolver”). In June 2008, the Revolver commitment was reduced to $20,000 and subsequently reduced to $10,000 in January 2009. The Revolver is subject to certain borrowing base restrictions based on eligible accounts receivable, eligible inventory less reserves, and the aggregate face amount of undrawn trade letters of credit of which the Company is the beneficiary. The Revolver also provides for letters of credit issued to our vendors, which reduce the amount available for cash borrowings. The availability under the Revolver was approximately $1,500 and $5,900 at December 31, 2008 and 2009, respectively. All amounts outstanding

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

under the Revolver are due in full on June 30, 2010; however, at December 31, 2008 the Revolver is classified as current in the consolidated balance sheet due to the terms and conditions included in the Senior Loan Agreement. At December 31, 2008 and 2009, there were outstanding letters of credit under the Revolver totaling approximately $296 and $371, respectively.

Interest on the outstanding borrowings under the Revolver is payable quarterly at the option of the Company at (i) the LIBOR Market Index Rate plus the applicable margin or (ii) the greater of (a) the federal funds rate plus 0.50% or (b) the bank’s prime rate plus in either case the applicable margin. At December 31, 2009 and 2008, the interest rate on the outstanding balance on the Revolver was based on the bank’s prime rate plus 2.50% and 0.75%, respectively (5.75% at December 31, 2009 and 4.00% at December 31, 2008). Beginning in January 2010 and effective with the December 2009 amendment, the applicable margin for both the prime rate and the federal funds rate options was decreased to 1.00%.

We are required to pay a fee of 3.50% on the outstanding amount of letters of credit issued under the Revolver. In addition, there is a fee of 0.50% on the unused portion of the Revolver lending commitment.

On January 7, 2009, we entered into a Loan and Security Agreement with our primary bank that was subordinated to the Senior Loan Agreement (the “Prior Subordinated Loan Agreement”), pursuant to which a $10,000 term loan was provided (the “Prior Subordinated Loan”). The bank acted as syndication agent and provided $4,100 of the facility. Twelve existing investors in the Company (including our CEO and CFO) funded the $5,900 balance of the facility. The proceeds of the Prior Subordinated Loan were used to repay the then outstanding balance on the Revolver and for working capital purposes. Interest on the Prior Subordinated Loan was at the bank’s prime rate plus 10.0%, payable monthly. The Prior Subordinated Loan had an original maturity of January 6, 2010; however, the balance was paid in full in December 2009. In connection with the Prior Subordinated Loan the Company paid fees totaling approximately $575, which were deferred and amortized as a component of interest expense.

The Senior Loan Agreement contains and the Prior Subordinated Loan Agreement contained various conditions precedent to extensions of credit and restrictive covenants including minimum EBITDA and gross sales requirements. We were in violation of certain covenants and received a waiver from the bank at December 31, 2009. Substantially all of the Company’s assets are pledged as collateral to for borrowings under the Senior Loan Agreement and were pledged as collateral for borrowings under the Prior Subordinated Loan Agreement.

On December 30, 2009, we issued Subordinated Convertible Promissory Notes (“Notes”) to existing and new investors that have a total face value of $15,000 and are subordinated to the Senior Loan Agreement. The Notes pay quarterly interest at 14% and are payable in full on March 31, 2011 (the “Maturity Date”). We may prepay the Notes at any time prior to the Maturity Date with a prepayment premium of 2% of the principal amount being prepaid, except where such prepayment is made in connection with an initial public offering of our common stock. Upon (i) an initial public offering of the Company’s common stock resulting in net proceeds to the Company of at least $30,000 (a “Qualified IPO”), (ii) the consummation by the Company of a merger or consolidation with or into another entity or other corporate reorganization in which the Company is not the surviving entity, (iii) the sale of all of the capital stock of the Company, or (iv) the sale of all or substantially all of the assets of the Company, the holders of the Notes may elect to sell to the Company and the Company will be required to purchase the Notes in full by payment of an amount equal to the unpaid principal balance thereof, plus, all unpaid interest accrued thereon through the date of redemption, plus in the case of clauses (ii), (iii), and (iv) above the principal amount of the Notes being redeemed multiplied by the prepayment premium of 2%.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

In addition, if a Qualified IPO has not occurred by the Maturity Date and the Company has completed a sale of shares of its capital stock within 90 days of the Maturity Date or anytime thereafter resulting in net proceeds to the Company of at least $5,000 (a “Qualified Equity Financing”), all unpaid principal on any Notes and unpaid accrued interest is convertible, at the option of the Note holders, into the securities being issued in the Qualified Equity Financing. If the Notes become convertible there would be a beneficial conversion that would be calculated as the intrinsic value at the measurement or commitment date.

The Notes are accompanied by detachable warrants with a value at issuance equal to 4% of the face amount of the corresponding Notes. The exercise price per share of the warrants is equal to 80% of the purchase price per share of common stock in a Qualified IPO (if a Qualified IPO has occurred by the time of such exercise) or ($1.25 if a Qualified IPO has not occurred by the time of such exercise). The total number of shares of common stock issuable under the warrants is 1,111. The initial fair value of the warrants is $600 and resulted in an original issue discount on the Notes which will be amortized as interest expense over the term of the Notes. The fair value of the warrants is included in other long-term liabilities in the consolidated balance sheet based upon the estimated fair value and will be adjusted periodically until such time as the exercise price becomes fixed at which time the then fair value will be reclassified as a component of stockholders’ equity (deficit).

Our CEO, CFO, Vice President of Products and certain members of our Board of Directors (either individually or through an affiliated entity) purchased an aggregate of $3,520 of the Notes with an aggregate of 261 warrants to purchase common stock. Substantially all of the Company’s assets are pledged as collateral to secure the Notes, which security interest is junior to that securing the Senior Loan Agreement.

The aggregate future maturities of long-term debt, capital leases and notes payable as of December 31, 2009 are as follows:

2010	$426
2011	15,003

15,429
Less: Amounts representing interest	—

Total	$15,429

8.	Stockholders’ Equity

Common Stock

In 2008, we amended and restated our Certificate of Incorporation to increase the number of shares authorized to be issued to 200,000 shares of $0.001 par value common stock.

Series A Preferred Stock

We are authorized to issue up to 100,000 shares of $0.001 par value preferred stock. We designated 18,780 shares of preferred stock as Series A Preferred Stock (“Series A”). At December 31, 2009 and 2008, the Company had outstanding 18,755 shares of the Series A that were issued at a price of $1.00 per share. Dividends on the Series A are neither mandatory nor cumulative; however, no dividends will be paid on common stock unless equivalent dividends are paid on the Series A on a pro rata basis with the common stock and Series C.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

In liquidation, either voluntary or involuntary, holders of the Series A will be entitled to receive an amount equal to the original purchase price per share together with any dividends declared but unpaid thereon in preference to the holders of the common stock. Each share of the Series A is convertible, at the option of the holder, at any time into common stock. The initial conversion price of the shares is equal to the consideration paid per share and the initial conversion ratio is 1:1. Conversion will be mandatory in the event of a public offering of common stock at a price per share of at least $5.00 (as adjusted for any stock splits, reverse stock splits or other similar events) resulting in gross proceeds to the Company of at least $20,000 or upon a vote or written consent of the holders of more than 50% of the then-outstanding shares of the Series A.

Series B Preferred Stock

The Company designated 30,000 shares of preferred stock as Series B Preferred Stock (“Series B”). At December 31, 2009 and 2008, the Company had outstanding 23,280 shares of Series B that were issued at a price of $1.00 per share. The Series B shares are non-voting and non-convertible. Each share of the Series B is accompanied by a warrant to purchase 0.267 shares of common stock with an exercise price of $1.25 per share (both subject to adjustment in the case of stock splits, reverse stock splits or other similar events). Each warrant will be exercisable through the earliest to occur of (i) the sixteenth (16th) day after delivery of a notice of an exercise event (which includes an initial public offering of the Company’s common stock resulting in proceeds of at least $20,000), (ii) ten (10) years from the date of such warrant, or (iii) five (5) years after the date of exercise of either the put or repurchase rights with respect to the Series B. The value of the warrants was determined to be approximately $3,252 and is included in common stock warrants on the consolidated balance sheet. No warrants had been exercised as of December 31, 2009.

Dividends on the Series B accrue at an annual rate of $0.10 per share or 10%, payable when declared by the Board of Directors, and are cumulative. All accrued dividends on the Company’s Series B will be paid prior to the payment of any dividends on the Company’s Series A, Series C or common stock. In January 2009, the Company offered Series B investors the option to suspend their current dividend payment of 10% in exchange for a dividend accrual of 15% for 2009. In January 2010 the dividends began to accrue at 10%. Series B dividends paid during 2007, 2008 and 2009 were $1,563, $2,327 and $1,257, respectively. At December 31, 2008 and 2009 the accrued and unpaid dividends were $582 and $2,367, respectively, which is included in accrued expenses and other current liabilities in the consolidated balance sheet.

In liquidation, either voluntary or involuntary, holders of the Series B will be entitled to receive an amount equal to the original purchase price per share together with any dividends declared but unpaid thereon in preference to the holders of the Company’s Series A and common stock.

Series C Preferred Stock

In 2008, the Company amended and restated its Certificate of Incorporation to increase the number of shares authorized to be issued and designated 14,000 shares of preferred stock as Series C. As of December 31, 2009 and 2008, the Company had issued 12,520 shares of the Series C, at a price of $2.40 per share. The Series C is convertible into the Company’s common stock based upon a formula taking into account the Company’s sales for the year ending December 31, 2008, which resulted in a conversion ratio of 1:1.92 as of December 31, 2008. In accordance with GAAP the Company determined that a beneficial conversion resulted from the change in the conversion ratio from 1:1 on the issuance date of the Series C to 1:1.92 on December 31, 2008. The value of the beneficial conversion feature is analogous to a dividend and is recognized as a return to the preferred stockholders over the period from the date

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

of issuance to the commitment or measurement date, which was December 31, 2008. At December 31, 2008, the Company recorded a beneficial conversion or deemed dividend of approximately $17,548.

Conversion of the Series C will be mandatory in the event of a public offering of common stock at a price per share of at least $5.00 (as adjusted for any stock splits, reverse stock splits or similar events) resulting in gross proceeds to the Company of at least $20,000 or upon a vote or written consent of the holders of more than 50% of the then-outstanding shares of Series C.

Each share of Series C is accompanied by a warrant to purchase 0.10 shares of common stock with an exercise price of $1.98 per share (subject to adjustment in the case of stock splits, reverse stock splits or other similar events). Each warrant will be exercisable through the earlier to occur of (i) the sixteenth (16th) day after delivery of a notice of an exercise event (which includes an initial public offering of the Company’s common stock resulting in gross proceeds to the Company of at least $20,000) or (ii) December 14, 2017. The total value of the warrants was determined to be approximately $501 and is included in common stock warrants in the Consolidated Balance Sheet. No warrants had been exercised as of December 31, 2009.

Dividends on Series C are neither mandatory nor cumulative; however, no dividends will be paid on common stock or the Series A unless equivalent dividends are paid on the Series C.

In liquidation, either voluntary or involuntary, holders of the Series C will be entitled to receive an amount equal to the original purchase price per share together with any dividends declared but unpaid thereon in preference to the holders of the Company’s Series A, Series B and common stock. Each share of Series C is convertible, at the option of the holder, at any time into common stock.

9.	Stock-Based Compensation

The Company has a stock-based compensation plan (the “Plan”) for employees, including officers, non-employee directors and non-employee consultants. The Plan provides for the issuance of incentive or nonqualified stock options and restricted common stock. The Company has reserved 4,500 shares of common stock for issuance under the Plan.

We account for our stock-based employee and director compensation plans in accordance with ASC 718, Compensation-Stock Compensation. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). In 2007, 2008 and 2009 compensation expense related to stock options was approximately $157, $215 and $298 and is included in selling, general, and administrative expenses from continuing operations, respectively, and approximately $25, $61 and $80 is included in discontinued operations, respectively.

Stock options are granted with an exercise price equal to 100% of the fair market value per share of the common stock on the date of grant. The options generally vest over a period of one to four years, based on graded vesting, and expire ten years from the date of grant. The terms and conditions of the awards made under the Plan vary but, in general, are at the discretion of the board of directors or its appointed committee.

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during 2007, 2008

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

and 2009 was $0.67, $0.83, and $0.49 respectively. The following assumptions were used in arriving at the fair value of options granted:

	2007	2008	2009

Expected life of options in years	6.3	5.9	5.5
Risk-free interest rate	4.6%	3.2%	2.0%
Expected volatility	45.0%	39.0%	39.0%
Dividend yield	0.0%	0.0%	0.0%

The risk free interest rate is based on the U.S. Treasury rate for the expected life of the options at the time of grant. As a non-public entity, historic volatility is not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provide a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. The expected life is based on the estimated average life of the options, and forfeitures are estimated on the date of grant based on certain historical data and management estimates.

A summary of awards under the Plan at December 31, 2007, 2008 and 2009, and changes during the years then ended is presented in the table below:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Number of	Average Price	Contractual	Intrinsic
	Shares	per Share	Life (Years)	Value

Outstanding at December 31, 2006	2,115	$1.04
Granted	677	1.38
Exercised	(62)	1.00
Forfeited	(265)	1.05

Outstanding at December 31, 2007	2,465	1.13	8.1	$3,123

Exercisable at December 31, 2007	1,368	$1.03	8.1	$3,114

Available for grant at December 31, 2007	1,913

Outstanding at December 31, 2007	2,465	$1.13
Granted	552	1.98
Exercised	(10)	1.25
Forfeited	(175)	1.73

Outstanding at December 31, 2008	2,832	1.26	7.5	$367

Exercisable at December 31, 2008	1,672	$1.04	6.7	$349

Available for grant at December 31, 2008	1,536

Outstanding at December 31, 2008	2,832	$1.26
Granted	142	1.25
Exercised	(1)	1.25
Forfeited	(50)	1.20

Outstanding at December 31, 2009	2,923	1.26	6.6	$331

Exercisable at December 31, 2009	2,197	$1.21	6.2	$329

Available for grant at December 31, 2009	1,444

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

During 2009 a total of 142 common stock options were granted, all issued on one date during the first quarter, at an exercise price of $1.25 per share. The estimated fair value of the common stock on the issuance date was $1.25 per share. The fair value determination was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The board of directors also considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining the fair value.

The total intrinsic value of the options exercised during 2007, 2008 and 2009 was approximately $16, $8 and $0, respectively, with proceeds to the Company of $62, $13 and $2, respectively.

As of December 31, 2009 there was approximately $244 of total unrecognized compensation cost related to non-vested stock-based compensation grants. This unrecognized compensation is expected to be recognized over a weighted-average period of approximately 1.0 years.

Employee Stock Purchase Plan

In March 2010 our Board of Directors adopted the 2010 Employee Stock Purchase Plan (the “2010 ESPP”). The 2010 ESPP provides for the purchase of common stock and is generally available to all employees. The Company has reserved 250 shares of common stock for issuance under the 2010 ESPP.

2010 Omnibus Long-Term Incentive Plan

In March 2010 our Board of Directors adopted the 2010 Omnibus Long-Term Incentive Plan (the “2010 Plan”). The 2010 Plan is limited to employees, officers, non-employee directors, consultants and advisors. The 2010 Plan provides for the issuance of incentive or nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, cash- or stock-based performance awards and other stock-based awards. The Company has reserved 7,500 shares of common stock for issuance under the 2010 Plan.

10.	Commitments and Contingencies

Operating Leases

The Company leases office space and vehicles under various lease arrangements. Total rental expense from continuing operations for 2007, 2008 and 2009 was approximately $1,658, $1,496 and $1,101, respectively. The rental expense includes $693 and $325 in 2007 and 2008, respectively, paid to PWC Leasing, LLC, which is an entity with common ownership. On June 30, 2008, we purchased the leased assets of PWC Leasing, LLC at the fair value of $3,500 and terminated the related lease agreement. At December 31, 2009, future minimum rental commitments under noncancelable operating leases are as follows:

2010	$691
2011	472
2012	369
2013	266
2014	128
2015 and thereafter	82

Total	$2,008

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Sales Tax

We routinely purchase equipment for use in operations from various vendors. These purchases are subject to sales tax depending on the equipment type and local sales tax regulations, however, certain vendors have not assessed the appropriate sales tax. For purchases that are subject to sales tax in which the vendor did not assess the appropriate amount, we accrue an estimate of the sales tax liability we ultimately expect to pay.

Other Contingencies

In the normal course of business the Company may be involved in various claims and legal actions. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

11.	Income Taxes

There is no income tax provision (benefit) for federal or state income taxes as the Company has incurred operating losses since inception.

A reconciliation of the statutory U.S. federal tax rate and effective tax rates is as follows:

	2007	2008	2009

Federal statutory taxes	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	3.5%	3.9%	3.9%
Permanent differences	(0.5)%	(0.2)%	(0.2)%
Change in valuation allowance	(35.9)%	(37.7)%	(37.9)%
Other	(1.1)%	0.0%	0.2%

	0.0%	0.0%	0.0%

Deferred income taxes are recorded based upon differences between the financial reporting and income tax basis of assets and liabilities. The following deferred income taxes are recorded:

	2008	2009

Deferred tax assets:
Federal net operating loss carryforward	$15,131	$18,802
State net economic loss carryforward	1,967	2,314
Intangible assets	1,240	1,325
Allowance for bad debts	538	506
Reserve for obsolescence	546	3
Stock-based compensation	254	399
Other	84	93

Total gross deferred tax assets	19,760	23,442

Deferred tax liabilities:
Fixed assets	$(861)	$(67)

Total gross deferred tax liabilities	(861)	(67)

Valuation allowance	(18,899)	(23,375)

Total net deferred tax liability	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available taxes in the carryback periods, projected future taxable income, and tax planning strategies in making this assessment.

Accordingly, in connection with the losses incurred in 2008 and 2009, the Company has provided a valuation allowance of $18,899 and $23,375 at December 31, 2008 and 2009, respectively to reduce the net deferred tax asset to a realizable value. The net increase in the valuation allowance of $4,476 primarily reflects the net increase in the federal and state NOL deferred tax assets.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

The Company has approximately $55,000 in federal net operating loss carryforwards that begin to expire in 2025, and approximately $51,000 state net economic loss carryforwards that begin to expire in 2020. Utilization of net operating loss carryforwards and other deferred tax assets may be subject to certain limitations under Internal Revenue Code Section 382 and similar state income tax provisions.

12.	Segments

We manage our business primarily through two reporting segments, Primo Bottled Water Exchange (Exchange) and Primo Products (Products). Our Exchange segment sells three- and five-gallon purified bottled water through retailers in each of the contiguous United States. We service the retail locations through our national network of primarily independent bottlers and distributors. Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water through major U.S. retailers. We design, market and arrange for certification and inspection of our products.

We utilize segment net sales and segment income (loss) from operations before depreciation and amortization because we believe they provide useful information for effectively allocating resources among business segments, evaluating the health of our business segments based on metrics that management can actively influence, and gauging our investments and our ability to service, incur or pay down debt.

Operating segments that do not meet quantitative thresholds for segment reporting are included in Other.

Cost of sales for Exchange consists of costs for bottling, related packaging materials and distribution costs for our bottled water. Cost of sales for Products consists of contract manufacturing, freight, duties, and warehousing costs of our water dispensers.

Selling, general and administrative expenses consist primarily of personnel costs for sales, marketing, operations support, customer service, as well as other supporting cost for operating the segment.

Selling, general and administrative expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of the compensation and other related expenses for corporate support, information systems and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

The following table presents segment information for each of the last three years:

	Year Ended December 31,
	2007	2008	2009

Segment Net Sales
Exchange	$10,875	$19,237	$22,638
Products	949	13,758	22,824
Other	1,818	1,874	1,611
Inter-company elimination	(189)	(222)	(92)

Total net sales	$13,453	$34,647	$46,981

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

	Year Ended December 31,
	2007	2008	2009

Segment Income (Loss) From Operations
Exchange	$(2,834)	$(1,267)	$3,374
Products	(631)	(1,447)	(272)
Other	(175)	(116)	(34)
Inter-company elimination	—	(13)	9
Corporate	(5,229)	(7,077)	(4,789)
Depreciation and amortization	(3,366)	(3,618)	(4,205)

Loss from operations	$(12,235)	$(13,538)	$(5,917)

Depreciation and Amortization Expense:
Exchange	$2,084	$2,592	$3,124
Products	—	69	133
Other	774	618	491
Corporate	508	339	457

Total	$3,366	$3,618	$4,205

Capital Expenditures:
Exchange	$4,487	$8,174	$1,916
Products	105	336	95
Other	189	238	165
Corporate	212	672	248

Total	$4,993	$9,420	$2,424

		As of December 31
		2008	2009

Identifiable Assets:
Exchange		$18,939	$16,685
Products		3,541	2,655
Other		2,000	1,601
Corporate		1,517	1,427

Total		$25,997	$22,368

13.	Discontinued Operations

In July, 2008, the Company and its Board of Directors made the decision to divest the operations of its subsidiary, Prima Bottled Water, Inc. (“Prima”). As a result, the related assets, liabilities and results of the operations of Prima are accounted for as discontinued operations. In December 2009, the Company completed the divestiture by distributing the stock in Prima to existing stockholders of the Company. Each stockholder received a number of shares in Prima based upon such stockholder’s proportionate ownership of our Series A, Series C and common stock on an as converted basis as of the date of distribution. This transaction is reflected as a dividend of subsidiary stock in the statement of stockholders’ equity (deficit) in the amount of $2,050, the book value of the net assets of Prima as of the distribution date.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts)

Net sales and operating results classified as discontinued operations were as follows:

	Year Ended December 31
	2007	2008	2009

Net sales	$239	$1,888	$561
Cost of sales	443	4,456	428

Gross profit	(204)	(2,568)	133
Selling, general and administrative expenses	1,700	2,930	1,313
Impairment of assets held for sale	—	174	2,407

Operating loss	(1,904)	(5,672)	(3,587)
Interest (expense) income, net	—	(66)	(63)

Loss from discontinued operations, before income taxes	(1,904)	(5,738)	(3,650)
Provision for income taxes	—	—	—

Loss from discontinued operations	$(1,904)	$(5,738)	$(3,650)

The assets and liabilities that comprise the discontinued operations are summarized as follows at December 31, 2008:

Discontinued Assets
Accounts receivable	$246
Inventory	1,962
Property and equipment	2,185
Other	180

$4,573

Discontinued Liabilities
Accounts payable	$476
Notes payable	829
Other	17

$1,322

14.	Employee Retirement Savings Plan

Effective April 1, 2005, the Company established the Primo Water Corporation 401(k) Plan & Trust retirement plan covering substantially all full-time employees who are at least 21 years of age and who have completed at least two months of service. Plan participants may make before tax elective contributions up to the maximum percentage of compensation and dollar amount allowed under the Internal Revenue Code. The Company’s matching contributions to the Plan are discretionary and determined with respect to each Plan year. The Company did not make any matching contributions during 2007, 2008 or 2009. Plan participants are 100% vested in their elective contributions at all times, and are vested 25% per year of service for four years in the Company’s discretionary contributions. A year of service for vesting purposes is 1,000 hours of service in a Plan year. In 2010, our Board of Directors established a Company match of up to 50% of the employee contributions up to 6% of their salaries, with 50% of the matching amount being contingent upon our achievement of certain specified objectives to be determined by our Board of Directors.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in thousands, except par value data)
(Unaudited)

March 31,
2010

Assets
Current assets:
Cash	$522
Accounts receivable, net	3,033
Inventories	1,986
Prepaid expenses and other current assets	1,256

Total current assets	6,797

Bottles, net	2,115
Property and equipment, net	13,842
Intangible assets, net	1,014
Other assets	954

Total assets	$24,722

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$3,700
Accrued expenses and other current liabilities	4,405
Current portion of long-term debt, capital leases and notes payable	18,872

Total current liabilities	26,977

Long-term debt, capital leases and notes payable, net of current portion	2
Other long-term liabilities	1,070

Total liabilities	28,049
Commitments and contingencies
Stockholders’ deficit
Common stock, $0.001 par value — 200,000 shares authorized, 15,203 shares issued and outstanding	15
Preferred stock, $0.001 par value — 100,000 shares authorized Series A preferred stock, 18,755 shares issued and outstanding	19
Series B preferred stock, 23,280 shares issued and outstanding	23
Series C preferred stock, 12,520 shares issued and outstanding	13
Additional paid-in capital	86,928
Common stock warrants	3,797
Accumulated deficit	(94,122)

Total stockholders’ deficit	(3,327)

Total liabilities and stockholders’ deficit	$24,722

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2009	2010

Net sales	$9,567	$8,829
Operating costs and expenses:
Cost of sales	7,652	6,922
Selling, general and administrative expenses	2,605	2,733
Depreciation and amortization	1,034	995

Total operating costs and expenses	11,291	10,650

Loss from operations	(1,724)	(1,821)
Interest expense	(477)	(698)
Other expenses, net	—	(22)

Loss from continuing operations before income taxes	(2,201)	(2,541)
Provision for income taxes	—	—

Loss from continuing operations	(2,201)	(2,541)
Loss from discontinued operations, net of income taxes	(486)	—

Net loss	(2,687)	(2,541)
Preferred dividends	(761)	(582)

Net loss attributable to common stockholders	$(3,448)	$(3,123)

Basic and diluted loss per common share:
Loss from continuing operations attributable to common stockholders	$(0.20)	$(0.21)
Loss from discontinued operations attributable to common stockholders	(0.03)	—

Net loss attributable to common shareholders	$(0.23)	$(0.21)

Basic and diluted weighted average common shares outstanding	15,158	15,159

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2009	2010

Operating activities
Net loss	$(2,687)	$(2,541)
Less: Loss from discontinued operations	(486)	—

Loss from continuing operations	(2,201)	(2,541)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	1,034	995
Stock-based compensation expense	75	158
Non-cash interest expense	162	138
Bad debt expense	43	10
Other	1	22
Changes in operating assets and liabilities:
Accounts receivable	(269)	(1,155)
Inventories	(13)	(137)
Prepaid expenses and other assets	(311)	(68)
Accounts payable	(361)	1,009
Accrued expenses and other liabilities	(439)	(97)

Net cash used in operating activities	(2,279)	(1,666)
Investing activities
Purchases of property and equipment	(396)	(216)
Purchases of bottles, net of disposals	(223)	(347)
Additions to and acquisitions of intangible assets	(16)	(8)

Net cash used in investing activities	(635)	(571)
Financing activities
Net borrowings (payments) on revolving line of credit	(5,025)	3,927
Issuance of long term debt	10,000	—
Note payable and capital lease payments	(1)	(2)
Debt issuance costs	(589)	(46)
Prepaid equity issuance costs	—	(878)
Net change in book overdraft	(196)	(64)
Proceeds from issuance of common stock	2	47
Dividends paid	(582)	(225)

Net cash provided by financing activities	3,609	2,759

Net increase in cash from continuing operations	695	522
Cash, beginning of period	516	—
Cash used in discontinued operations from:
Operating Activities	(379)	—
Investing Activities	(1)	—
Financing Activities	(314)	—

Cash used in discontinued operations	(694)	—

Cash, end of period	$517	$522

See accompanying notes.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.	Overview

Business

Primo Water Corporation (together with its consolidated subsidiaries, “Primo”, “we”, “our”, the “Company”) is a rapidly growing provider of three- and five-gallon purified bottled water and water dispensers sold through major retailers nationwide.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements have been prepared in accordance with our accounting practices described in our audited consolidated financial statements for the year ending December 31, 2009, and are unaudited. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2009. The accompanying interim consolidated financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission and, accordingly, do not include all the disclosures required by generally accepted accounting principles in the United States (“GAAP”) with respect to annual financial statements. In management’s opinion, the interim consolidated financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair statement of the Company’s results of operations for the periods presented.

Revenue Recognition

Revenue is recognized for the sale of three- and five-gallon purified bottled water upon either the delivery of inventory to the retail stores or the purchase by the consumer. Revenue is either recognized as an exchange transaction (where a discount is provided on the purchase of a three- or five-gallon bottle of purified water for the return of an empty three- or five-gallon bottle) or a non-exchange transaction. Revenues on exchange transactions are recognized net of the exchange discount.

Our water dispensers are sold primarily through a direct-import model, where we recognize revenue when title is transferred to our retail customers. We have no contractual obligation to accept returns of water dispensers nor do we guarantee water dispenser sales. However, we will at times accept returns or issue credits for water dispensers that have manufacturer defects or that were damaged in transit. Revenues of water dispensers are recognized net of an estimated allowance for returns using an average return rate based upon historical experience.

In addition, we offer our customers certain incentives such as coupons and rebates, including coupons for a free three-or five-gallon bottle of our water with the purchase of one of our water dispensers, that are netted against and reduce net sales in the consolidated statements of operations.

Fair Value Measurements

Effective January 1, 2008, we adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s financial condition or results of operations.

ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.

•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The table below presents our assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

	Total	Level 1	Level 2	Level 3

Common stock warrants	$622	—	—	$622

The following is a reconciliation of the common stock warrants, which are measured at the estimated fair value on a recurring basis:

Balance at December 31, 2009	$600
Total unrealized loss	22

Balance at March 31, 2010	$622

The unrealized loss in the common stock warrants is included in other expense in the consolidated statements of operations.

The carrying amounts of the Company’s financial instruments, which include cash, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt, capital leases and notes payable approximates fair value.

Concentrations of Risk

Our principal financial instruments subject to potential concentration of credit risk are cash, accounts receivable, accounts payable and accrued expenses. We invest our funds in a highly rated institution and believe the financial risks associated with cash is minimal. At March 31, 2010, approximately $270 of our cash on deposit exceeded the federally insured limits.

We perform ongoing credit evaluations of our customers’ financial condition and maintain allowances for doubtful accounts that we believe are sufficient to provide for losses that may be sustained on realization of accounts receivable. We had three customers that accounted for approximately 47%, 18% and 10% of net sales for the three months ending March 31, 2009. We had three customers that accounted for approximately 39%, 18% and 10% of net sales for the three months ending March 31, 2010. We had two customers that accounted for approximately 31% and 15% of total trade receivables at March 31, 2010.

Basic and Diluted Net loss Per Share

Net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the dilutive impact, if any, of the Company’s outstanding potential common shares, such as options and warrants and convertible

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net loss per common share.

Stock options, unvested shares of restricted stock and warrants with respect to 9,038 and 10,740 shares, as well as 42,793 and 42,793 shares of convertible preferred stock, have been excluded from the computation of the number of shares used in the diluted earnings per share for the three months ended March 31, 2009 and 2010, respectively, because the Company incurred a net loss for each of these periods and their inclusion would be anti-dilutive.

2.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities is summarized as follows at March 31, 2010:

Dividends payable	$2,724
Accrued payroll and related items	32
Accrued professional and other expenses	578
Accrued interest	31
Accrued sales tax payable	542
Accrued advertising	10
Accrued receipts not invoiced	346
Other	142

$4,405

3.	Long-Term Debt, Capital Leases and Notes Payable

Long-term debt, capital leases and notes payable are summarized as follows at March 31, 2010:

Senior loan agreement	$4,350
Subordinated convertible notes payable, net of original issue discount	14,520
Capital leases	4

18,874
Less current portion	18,872

Long-term debt, capital leases and notes payable, net of current portion	$2

We entered into a Loan and Security Agreement in June 2005 that was amended in April 2006, April 2007, June 2008, January 2009 and December 2009 (the “Senior Loan Agreement”) pursuant to which the bank originally provided a $25,000 revolving loan commitment (the “Revolver”). In June 2008, the Revolver commitment was reduced to $20,000 and subsequently reduced to $10,000 in January 2009. The Revolver is subject to certain borrowing base restrictions based on eligible accounts receivable, eligible inventory less reserves, and the aggregate face amount of undrawn trade letters of credit of which the Company is the beneficiary. The Revolver also provides for letters of credit issued to our vendors, which reduce the amount available for cash borrowings. The availability under the Revolver was approximately $1,600 at March 31, 2010. All amounts outstanding under the Revolver are due in full on June 30, 2010. At March 31, 2010, there were outstanding letters of credit under the Revolver totaling approximately $2,400.

Interest on the outstanding borrowings under the Revolver is payable quarterly at the option of the Company at (i) the LIBOR Market Index Rate plus the applicable margin or (ii) the greater of (a) the

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

federal funds rate plus 0.50% or (b) the bank’s prime rate plus in either case the applicable margin. At March 31, 2010, the interest rate on the outstanding balance on the Revolver was based on the bank’s prime rate plus 1.00% (4.25% at March 31, 2010).

We are required to pay a fee of 3.50% on the outstanding amount of letters of credit issued under the Revolver. In addition, there is a fee of 0.50% on the unused portion of the Revolver lending commitment.

On January 7, 2009, we entered into a Loan and Security Agreement with our primary bank that was subordinated to the Senior Loan Agreement (the “Prior Subordinated Loan Agreement”), pursuant to which a $10,000 term loan was provided (the “Prior Subordinated Loan”). The bank acted as syndication agent and provided $4,100 of the facility. Twelve existing investors in the Company (including our CEO and CFO) funded the $5,900 balance of the facility. The proceeds of the Prior Subordinated Loan were used to repay the then outstanding balance on the Revolver and for working capital purposes. Interest on the Prior Subordinated Loan was at the bank’s prime rate plus 10.0%, payable monthly. The Prior Subordinated Loan had an original maturity of January 6, 2010; however, the balance was paid in full in December 2009. In connection with the Prior Subordinated Loan the Company paid fees totaling approximately $575, which were deferred and amortized as a component of interest expense.

The Senior Loan Agreement contains various conditions precedent to extensions of credit and restrictive covenants including minimum EBITDA, net worth and gross revenue requirements. We were in violation of the EBITDA and net worth covenant and received a waiver from the bank at March 31, 2010. Substantially all of the Company’s assets are pledged as collateral to for borrowings under the Senior Loan Agreement.

On December 30, 2009, we issued Subordinated Convertible Promissory Notes (“Notes”) to existing and new investors that have a total face value of $15,000 and are subordinated to the Senior Loan Agreement. The Notes pay quarterly interest at 14% and are payable in full on March 31, 2011 (the “Maturity Date”). We may prepay the Notes at any time prior to the Maturity Date with a prepayment premium of 2% of the principal amount being prepaid, except where such prepayment is made in connection with an initial public offering of our common stock. Upon (i) an initial public offering of the Company’s common stock resulting in net proceeds to the Company of at least $30,000 (a “Qualified IPO”), (ii) the consummation by the Company of a merger or consolidation with or into another entity or other corporate reorganization in which the Company is not the surviving entity, (iii) the sale of all of the capital stock of the Company, or (iv) the sale of all or substantially all of the assets of the Company, the holders of the Notes may elect to sell to the Company and the Company will be required to purchase the Notes in full by payment of an amount equal to the unpaid principal balance thereof, plus, all unpaid interest accrued thereon through the date of redemption, plus in the case of clauses (ii), (iii), and (iv) above the principal amount of the Notes being redeemed multiplied by the prepayment premium of 2%.

In addition, if a Qualified IPO has not occurred by the Maturity Date and the Company has completed a sale of shares of its capital stock within 90 days of the Maturity Date or anytime thereafter resulting in net proceeds to the Company of at least $5,000 (a “Qualified Equity Financing”), all unpaid principal on any Notes and unpaid accrued interest is convertible, at the option of the Note holders, into the securities being issued in the Qualified Equity Financing. If the Notes become convertible there would be a beneficial conversion that would be calculated as the intrinsic value at the measurement or commitment date.

The Notes are accompanied by detachable warrants with a value at issuance equal to 4% of the face amount of the corresponding Notes. The exercise price per share of the warrants is equal to 80% of

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

the purchase price per share of common stock in a Qualified IPO (if a Qualified IPO has occurred by the time of such exercise) or ($1.25 if a Qualified IPO has not occurred by the time of such exercise). The total number of shares of common stock issuable under the warrants is 1,111. The initial fair value of the warrants was $600 and resulted in an original issue discount on the Notes which will be amortized as interest expense over the term of the Notes. The fair value of the warrants is included in other long-term liabilities in the consolidated balance sheet based upon the estimated fair value and will be adjusted periodically until such time as the exercise price becomes fixed at which time the then fair value will be reclassified as a component of stockholders’ equity (deficit). For the three months ended March 31, 2010, the estimated fair value of the warrants increased $22 to $622. The change in the fair value of the warrants is included in other expense in the consolidated statement of operations.

Our CEO, CFO, Vice President of Products and certain members of our Board of Directors (either individually or through an affiliated entity) purchased an aggregate of $3,520 of the Notes with an aggregate of 261 warrants to purchase common stock. Substantially all of the Company’s assets are pledged as collateral to secure the Notes, which security interest is junior to that securing the Senior Loan Agreement.

4.	Stockholders’ Equity

Series B Preferred Stock

The Series B Preferred Stock (the “Series B”) was issued at a price of $1.00 per share and was non-convertible. On March 22, 2010, subject to stockholder approval, the Board of Directors approved the redemption of 50% and the conversion of 50% of the Series B into the Company’s common stock upon an IPO, with the conversion at 90% of the IPO offering price. This redemption and conversion requires stockholder approval at a meeting the Company anticipates will be held in the second quarter of 2010.

In December 2009, all payment of dividends on the Series B were suspended and in January 2010 the dividends began to accrue at 10%. Series B dividends paid during the three months ended March 31, 2009 and 2010, were $582 and $225, respectively. At March 31, 2010, the accrued and unpaid dividends were $2,724.

5.	Stock-Based Compensation

2004 Stock Plan

In 2004, our Board of Directors adopted the Primo Water Corporation 2004 Stock Plan (the “2004 Plan”) for employees, including officers, non-employee directors and non-employee consultants. The Plan provides for the issue of incentive or nonqualified stock options and restricted common stock. The Company has reserved 4,500 shares of common stock for issuance under the Plan.

2010 Omnibus Long-Term Incentive Plan

In April 2010 our stockholders approved the 2010 Omnibus Long-Term Incentive Plan (the “2010 Plan”). The 2010 Plan is limited to employees, officers, non-employee directors, consultants and advisors. The 2010 Plan provides for the issuance of incentive or nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, cash- or stock-based performance awards and other stock-based awards. The Company has reserved 7,500 shares of common stock for issuance under the 2010 Plan.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted-average fair value per share of the options granted during the three months ended March 31, 2010 was $0.59. The following assumptions were used in arriving at the fair value of options granted during the three months ended March 31, 2010:

2010

Expected life of options in years	6.3
Risk-free interest rate	2.8%
Expected volatility	45.5%
Dividend yield	0.0%

For the three months ended March 31, 2010 compensation expense related to stock options was approximately $118, which is included in selling, general, and administrative expenses from continuing operations.

A summary of stock option activity at March 31, 2010, and changes during the three months then ended is presented in the table below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Price per	Contractual	Intrinsic
	Shares	Share	Life (Years)	Value

Outstanding at December 31, 2009	2,923	$1.26
Granted	325	1.23
Exercised	(44)	1.05
Forfeited	(4)	1.98

Outstanding at March 31, 2010	3,200	$1.26	6.71	$323

Exercisable at March 31, 2010	2,574	$1.22	6.22	$323

During the three months ended March 31, 2010 a total of 325 common stock options were granted under the 2004 Plan at an exercise price of $1.23 per share. The estimated fair value of the common stock on the issuance date was $1.23 per share. The Company obtained a valuation from an unrelated party in December 2009 that determined the fair value of the Company’s common stock to be $1.23 per share.

During the three months ended March 31, 2009 a total of 142 common stock options were granted under the 2004 Plan at an exercise price of $1.25 per share. The estimated fair value of the common stock on the issuance date was $1.25 per share. The fair value determination was based in part upon the finalization of the conversion ratio of the Series C Preferred Stock on December 31, 2008. The board of directors also considered the Company’s most recent independent valuation and then current expectations of the Company’s future performance in determining the fair value.

The total intrinsic value of the options exercised during the three months ended March 31, 2010 was approximately $8, with proceeds to the Company of $47.

As of March 31, 2010 there was approximately $338 of total unrecognized compensation cost related to non-vested stock-based compensation grants. This unrecognized compensation is expected to be recognized over a weighted-average period of approximately 2.9 years. In April 2010, the Board of

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

Directors approved the 100% vesting of all unvested stock options awards upon the successful completion of an initial public offering of the Company’s common stock. All unrecognized compensation cost at the time the stock option awards become fully vested would then be expensed.

Restricted Stock Award Activity

During the three months ended March 31, 2010, we granted restricted stock awards under the 2004 Plan that generally cliff-vest over a three-year period and we recognized compensation expense of $40 related to these awards, which is included in selling, general, and administrative expenses from continuing operations.

A reconciliation of restricted stock activity and related information is as follows

Weighted
Average
	Number of	Grant Date
	Shares	Fair Value

Unvested at December 31, 2009	—	$—
Granted	1,102	1.23
Vested	—	—
Forfeited	—	—

Unvested at March 31, 2010	1,102	$1.23

As of March 31, 2010, there was approximately $1,031 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.9 years.

Employee Stock Purchase Plan

In April 2010, our stockholders approved the 2010 Employee Stock Purchase Plan (the “2010 ESPP”) which will be effective upon the consummation of the Company’s initial public offering. The 2010 ESPP provides for the purchase of common stock and is generally available to all employees. The Company has reserved 250 shares of common stock for issuance under the 2010 ESPP.

6.	Commitments and Contingencies

In the normal course of business the Company may be involved in various claims and legal actions. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

7.	Income Taxes

There is no income tax provision (benefit) for federal or state income taxes as the Company has incurred operating losses since inception. As a result of these operating losses the Company has federal and state net operating loss carryforwards, however utilization of these net operating loss carryforwards and other deferred tax assets may be subject to certain limitations under Internal Revenue Code Section 382 and similar state income tax provisions.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

8.	Segments

We manage our business primarily through two reporting segments, Primo Bottled Water Exchange (Exchange) and Primo Products (Products). Our Exchange segment sells three- and five-gallon purified bottled water through retailers in each of the contiguous United States. We service the retail locations through our national network of primarily independent bottlers and distributors. Our Products segment sells water dispensers that are designed to dispense Primo and other dispenser-compatible bottled water through major U.S. retailers. We design, market and arrange for certification and inspection of our products.

We utilize segment net sales and segment income (loss) from operations before depreciation and amortization because we believe they provide useful information for effectively allocating resources among business segments, evaluating the health of our business segments based on metrics that management can actively influence, and gauging our investments and our ability to service, incur or pay down debt. Operating segments that do not meet quantitative thresholds for segment reporting are included in Other.

Cost of sales for Exchange consists of costs for bottling, related packaging materials and distribution costs for our bottled water. Cost of sales for Products consists of contract manufacturing, freight, duties, and warehousing costs of our water dispensers.

Selling, general and administrative expenses consist primarily of personnel costs for sales, marketing, operations support, customer service, as well as other supporting cost for operating the segment. Selling, general and administrative expenses not specifically related to operating segments are shown separately as Corporate. Corporate expenses are comprised mainly of the compensation and other related expenses for corporate support, information systems and human resources and administration. Corporate expenses also include certain professional fees and expenses and compensation of our Board of Directors.

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

The following table presents segment information for the three months ended March 31:

	Three Months Ended March 31,
	2009	2010

Segment Net Sales
Exchange	$5,363	$5,541
Products	3,864	2,909
Other	386	383
Inter-company elimination	(46)	(4)

Total net sales	$9,567	$8,829

Segment Income (Loss) from Operations
Exchange	$695	$758
Products	(20)	(61)
Other	(9)	36
Inter-company elimination	—	(2)
Corporate	(1,356)	(1,557)
Depreciation and amortization	(1,034)	(995)

Loss from operations	$(1,724)	$(1,821)

Depreciation and Amortization Expense:
Exchange	$774	$755
Products	32	34
Other	122	99
Corporate	106	107

Total	$1,034	$995

Capital Expenditures:
Exchange	$502	$405
Products	50	—
Other	—	62
Corporate	67	96

Total	$619	$563

		As of
Identifiable Assets:		March 31, 2010
Exchange		$17,702
Products		3,197
Other		1,600
Corporate		2,223

Total		$24,722

PRIMO WATER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts) — (Continued)

9.	Discontinued Operations

In July, 2008, the Company and its Board of Directors made the decision to divest the operations of its subsidiary, Prima Bottled Water, Inc. (“Prima”). As a result, the related assets, liabilities and results of the operations of Prima are accounted for as discontinued operations. In December 2009, the Company completed the divestiture by distributing the stock in Prima to existing stockholders of the Company. Each stockholder received a number of shares in Prima based upon such stockholder’s proportionate ownership of our Series A, Series C and common stock on an as converted basis as of the date of distribution.

Revenues and operating results classified as discontinued operations were as follows:

Three Months
Ended March 31,
2009

Net sales	$178
Cost of sales	310

Gross profit	(132)
Selling, general and administrative expenses	327

Operating loss	(459)
Interest (expense) income, net	(27)

Loss from discontinued operations, before income taxes	(486)
Provision for income taxes	—

Loss from discontinued operations	$(486)

10.	Subsequent Events

On June 1, 2010, we entered into an asset purchase agreement with Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (together with Culligan International Company, “Culligan”) to purchase certain of Culligan’s assets related to its business of providing: (i) self-serving retail vending machines to dispense fresh reverse osmosis drinking water to consumers at retail locations; (ii) water treatment services to retailers for their own use within their store locations; and (iii) empty one-, three-, and five-gallon refillable water bottles for use by consumers at self-serve vended water machines in the United States and Canada (collectively, the “Culligan Refill Business”). Pursuant to the asset purchase agreement, we will purchase these assets for a total purchase price of $105,000, consisting of a cash payment of $60,000 and the issuance of shares of our common stock with a value of $45,000, subject to a working capital adjustment. The cash portion of the purchase price will be increased and the value of the shares of common stock will be decreased by an amount equal to the net cash proceeds we receive from any exercise of the underwriters’ over-allotment option in connection with our initial public offering. The closing of this transaction is subject to meeting certain conditions, which include the successful completion of our initial public offering.

On June 1, 2010, the Company entered into the Seventh Amendment to the Senior Loan Agreement, which extended the term of the agreement to January 30, 2011, allows for up to a $3.0 million overadvance, which is guaranteed by the Company’s CEO and amended the agreement’s financial covenants.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Culligan Holding S.àr.l
Culligan International Company
Culligan of Canada, Ltd.:

We have audited the accompanying combined balance sheets of the Culligan Store Solutions Group (the Group) a business of Culligan Holding S.àr.l as of December 31, 2009 and 2008, and the related combined statements of operations, parent equity and comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Culligan Store Solutions Group as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
June 4, 2010

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED BALANCE SHEETS
December 31, 2009 and 2008
(in thousands)

	2009	2008

Assets
Current assets:
Accounts receivable, net	$2,885	2,627
Inventory	306	306
Service parts	456	478
Prepaid expenses and other current assets	251	234
Deferred income taxes	325	315

Total current assets	4,223	3,960

Property and equipment, net	8,202	7,932
Other assets:
Goodwill	21,900	21,900
Other intangibles, net	1,795	2,135
Deferred income taxes	703	740
Intercompany receivable from Parent, net	21,558	16,561

Total other assets	45,956	41,336

Total assets	$58,351	53,228

Liabilities and Parent Equity
Current liabilities:
Trade payables	$1,224	1,140
Accrued liabilities	1,030	940

Total current liabilities	2,254	2,080

Long-term liabilities:
Deferred income taxes	1,759	1,636

Total liabilities	4,013	3,716
Parent equity	54,368	49,512

Total liabilities and Parent equity	$58,381	53,228

See accompanying notes to combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF OPERATIONS
Years ended December 31, 2009 and 2008
(in thousands)

	2009	2008

Net Sales	$26,017	25,746
Operating costs and expenses:
Cost of sales	13,643	13,635
Selling, general, and administrative expenses	2,877	3,270
Depreciation and amortization	2,488	3,872

Total operating costs and expenses	19,008	20,777
Income before income taxes	7,009	4,969
Income tax expense	2,665	1,837

Net income	$4,344	3,132

See accompanying notes to combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF PARENT EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2009 and 2008
(in thousands)

	Parent	Comprehensive
	Equity	Income

Balance December 31, 2007	$47,225
Net income	3,132	$3,132
Foreign currency translation adjustments	(845)	(845)

Comprehensive income		$2,287

Balance December 31, 2008	49,512
Net income	4,344	$4,344
Foreign currency translation adjustments	512	512

Comprehensive income		$4,856

Balance December 31, 2009	$54,368

See accompanying notes to combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008
(in thousands)

	2009	2008

Cash flows from operating activities:
Net income	$4,344	3,132
Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions and divestitures:
Provision for doubtful accounts	(27)	(3)
Depreciation and amortization	2,488	3,872
Deferred income taxes	244	(248)
Changes in operating assets and liabilities:
Accounts receivable	(184)	130
Inventories	4	8
Service parts	22	126
Prepaid expenses and other current assets	(13)	16
Trade payables	71	172
Accrued liabilities	68	7

Net cash provided by operating activities	7,017	7,212

Cash flows from investing activity:
Purchase of property and equipment	(2,101)	(2,405)

Net cash used in investing activity	(2,101)	(2,405)

Cash flows from financing activity:
Transactions with Parent, net	(4,916)	(4,807)

Net cash used in financing activity	(4,916)	(4,807)

Net decrease in cash	—	—

Cash at beginning of year	—	—

Cash at end of year	$—	—

See accompanying notes to combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(amounts in thousands)

(1)	The Group and a Summary of Significant Accounting Policies

(a)	Business

Culligan Store Solutions Group (the Group) is primarily engaged in the business of providing (a) vended water machines, owned by the Group, to filter and dispense drinking water to consumers at retail locations, (b) water treatment equipment, owned by the Group, to filter water for the retailer’s use within their store locations, and (c) empty one-, three-, and five-gallon refillable water bottles to the retailer for their sale to consumers to carry the dispensed filtered water. The machines and water treatment equipment are owned by the Group and placed at retail locations for the purpose of providing the filtration of water. At December 31, 2009, the Group had vended water machines at approximately 4,500 retail locations.

The Group is owned by Culligan Store Solutions, LLC (CSS), which is owned by Culligan International Company (CIC), and by Culligan of Canada Ltd. (Culligan of Canada), all of which are wholly owned indirect subsidiaries of Culligan Holding S.àr.l (Culligan Holding) (collectively referred to herein, as the Parent).

(b)	Principles of Combination and Basis of Presentation

These combined financial statements include the accounts and results of the Group. During the periods presented, the Group’s operations were components of the Parent. The financial statements have been carved out from the books and records of the Parent and have been prepared by management using the results of operations and basis of assets of the Group. The statements of operations include all items of revenue and income generated by the Group, all items of expense directly incurred by it, and expenses charged or allocated to it by the Parent. The accompanying combined financial statements do not reflect any allocation of general corporate debt or interest expense incurred by the Parent in financing its activities as it is not specifically identifiable to the Group.

(c)	Segment Information

The Group operates in a single business segment providing filtration of drinking water to consumers through self-service vending machines, along with empty bottles sold to retailers for resale and filtration systems for in-store use in retail stores.

(d)	Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to: the recoverability of accounts receivable, useful lives of property and equipment, valuation of goodwill, intangible assets, deferred tax assets, fixed assets and repair parts, and the ability to estimate accrued revenues.

(e)	Revenue Recognition

Water dispensing machines placed at the retailers are used by retail customers on a self-serve basis. Water treatment equipment is placed at retailer’s location for the retailer to filter water used in its

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

store. Revenue is earned at the time the water is filtered which is measured by the machine or equipment meter. At December 31, 2009, the Group had approximately 4,500 vending machines, making the reading of each machine meter at the end of each reporting period impractical. Consequently, the Group estimates the revenue from the last time each machine meter was read until the end of the reporting period, based on the most current average daily volume of filtered water of each machine. For the years ended December 31, 2009 and 2008, the Group recorded approximately $1,051 and $1,050, respectively, of such estimated revenues, which for both year-ends represents an average of approximately 22 days of use per machine.

The Group recognizes revenue when empty bottles are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in cost of sales.

(f)	Accounts Receivable

Accounts receivable consist principally of amounts due from retailers located in the United States and Canada. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Group’s customers’ financial condition, the amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)	Inventory

Inventories consist primarily of finished goods, which are empty bottles for sale and are valued at the lower of cost or realizable value, with cost determined using the first-in, first-out (FIFO) method. Miscellaneous selling supplies such as labels are expensed when incurred.

(h)	Income Taxes

CSS is a single member limited liability company and wholly owned by CIC, a Delaware Corporation. For U.S. federal income tax purposes, CSS is treated as a division of CIC, which files a consolidated federal income tax return. CIC pays all federal and state income taxes for CSS and the payments have been reflected as intercompany transactions within Parent equity. Culligan of Canada, which includes the Group’s business in Canada, files individual Canadian income tax returns. For purposes of the combined financial statements presented herein, the Group provided for income taxes as if they were separate filing taxable entities.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Beginning with the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB Accounting Standards Codification (ASC) Subtopic 740-10, Income Taxes Overall, as of January 1, 2009, the Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation No. 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained.

(i)	Foreign Currency Translation

The Group’s operations are in the U.S. and Canada. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the current rate of exchange existing at period-end. Revenues, expenses, gains, and losses are translated at average monthly exchange rates. Translation adjustments are included in the combined statements of Parent company equity and comprehensive income and cash flows.

(j)	Service Parts

Service parts consist primarily of operating components used to maintain vending machines. Service parts are stated at the lower of cost or market with cost determined using the FIFO method.

(k)	Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	2 — 6 years
Vending machines	2 — 10 years
Furniture and fixtures	2 — 6 years
Vehicles	2 — 6 years
Information technology	2 — 6 years

Depreciation expense totaled $2,114 and $3,495 for the years ended December 31, 2009 and 2008, respectively.

The Group incurs maintenance costs on its major equipment. Maintenance, repair and minor refurbishment costs are charged to expense as incurred, while additions, renewals, and improvements are capitalized. Upon the sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts.

(l)	Goodwill and Other Intangible Assets

The Group is a component of a larger reporting unit at the Parent level. Goodwill reflected in these financial statements represents an allocation of the goodwill, recorded by Culligan Holding. The relative fair value approach was used as the basis for the allocation and measured based on the relative fair value of the Group and the portion of the reporting unit to be retained. This allocated amount has been reflected retroactively back to December 31, 2008. Goodwill is not amortized but is instead tested for impairment at the reporting unit level at least annually in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles — Goodwill and Other (ASC 350). Culligan Holding completed

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

its annual goodwill impairment tests as of December 31, 2009 and 2008 and determined that goodwill was not impaired during these years.

(m)	Impairment of Long-Lived Assets

The Group reviews whether events or circumstances of any long-lived assets have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the carrying value of those assets may not be recoverable. If events or circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Group uses financial projections to assess whether future cash flows on a nondiscounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets, to determine whether a write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended December 31, 2009 and 2008.

(n)	Fair Value of Financial Instruments

Financial instruments consist primarily of accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of such instruments are considered to be representative of their respective fair values due to the short-term maturity of the instruments.

(o)	Concentrations of Risk

One customer accounted for approximately 65% and 63% of the Group’s revenues in 2009 and 2008 and approximately 57% and 59% of accounts receivable as of December 31, 2009 and 2008, respectively. There is no significant supplier, product line, credit, geographic, or other concentrations that could expose the Group to adverse near term severe financial impacts.

(p)	Advertising

Advertising costs are expensed as incurred. Advertising costs were $52 and $42 for the years ended December 31, 2009 and 2008, respectively. Advertising expenses are presented as part of selling, general, and administrative expenses in the accompanying combined statements of operations.

(q)	Insurance

The Group participates in insurance programs sponsored by the Parent. The Group retains the risk for U.S. claims arising for general liability (up to $250), automobile (up to $100), and workers’ compensation (up to $500). Coverage for individual claims in excess of these limits is covered by policies purchased from insurance providers by the Parent. There were no claims in excess of the retained risk for 2009 and 2008. The cost of medical insurance for U.S. employees and insurance policies for general liability, automobile, and workers’ compensation is allocated to the Group based upon premium computations.

(r)	Stock-Based Compensation

The Group does not have any stock compensation plans. One employee of the Group participates in a stock incentive plan and special bonus plan sponsored by Culligan Ltd. (the ultimate owner of

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Culligan Holding). The total compensation cost of both plans was $9 and $35 in 2009 and 2008, respectively, and has been reflected in selling, general, and administrative expenses.

(s)	Recently Adopted Accounting Standards

The following are summaries of accounting pronouncements that were either recently adopted or may become applicable to the Group’s combined financial statements. It should be noted, effective with the quarter ended September 30, 2009, the Group adopted Financial Accounting Standards Board (FASB) ASC Topic 105, Generally Accepted Accounting Principles (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) recognized by the FASB to be applied to nongovernmental entities and it is not intended to change or alter previously existing U.S. GAAP titles and references to accounting standards that have been updated to reflect ASC references, where applicable.

In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), which among other things, partially deferred the effective date of ASC 820 to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities. In 2008, the Group adopted the provisions of ASC 820 with respect to financial assets and liabilities. The application of the provisions of ASC 820 related to nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on the Group’s combined financial statements for the year ended December 31, 2009.

In December 2007, the FASB issued revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets, liabilities assumed, noncontrolling interest, and goodwill acquired in a business combination. This guidance is included in ASC Topic 805, Business Combinations (ASC 805), and ASC 810, Consolidations (ASC 810). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be recorded as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. ASC 805 will be applied to business combinations occurring after the effective date. ASC 810 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Group’s subsidiaries are wholly owned, so the adoption of ASC 810 is not expected to impact its financial position and results of operations. The Group is currently evaluating the impact of adopting ASC 805 on its financial position and results of operations.

(t)	Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group expects that the adoption of ASU 2009-13 will not have a material impact on its combined financial statements.

(2)	Accounts Receivable

The following table details the changes in the allowance for doubtful accounts for 2009 and 2008:

	Balance			Balance
	Beginning			End of
	of Year	Credits	Deductions	Year

December 31, 2008	$223	(3)	(17)	203

December 31, 2009	$203	(27)	(2)	174

(3)	Property and Equipment

Property and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008

Machinery and equipment	$60	52
Vending machines	24,111	21,581
Furniture and fixtures	4	4
Vehicles	10	10
Information technology	343	343

Total	24,528	21,990
Less accumulated depreciation and amortization	(16,326)	(14,058)

	$8,202	7,932

(4)	Goodwill and Other Intangible Assets

The net carrying amount of goodwill and other intangible assets for the years ended December 31, 2009 and 2008 are as follows:

		Other
	Goodwill	Intangibles, Net	Total

Balance, December 31, 2007	$21,900	2,569	24,469
Acquired during the year	—	—	—
Amortization	—	(377)	(377)
Cumulative translation adjustment	—	(57)	(57)

Balance, December 31, 2008	21,900	2,135	24,035
Acquired during the year	—	—	—
Amortization	—	(374)	(374)
Cumulative translation adjustment	—	34	34

Balance, December 31, 2009	$21,900	1,795	23,695

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

The net carrying amount of other intangibles at December 31, 2009 and 2008 is comprised of:

	Expected Useful
	Life (Years)	2009	2008

Customer relationships	10 years	$1,795	2,135

On September 30, 2004, Culligan Holding acquired CIC, Culligan of Canada and their then affiliates in a transaction accounted for under the purchase method of accounting. The goodwill and customer relationship intangible assets recorded herein arose from this acquisition. Goodwill was allocated to the Group based on the relative fair value of the Group and the portion of the reporting unit to be retained. The customer relationship intangible assets that arose from the September 30, 2004 acquisition were specifically identified to the Group.

None of the Parent’s trademarks are used exclusively in the Group’s business. At December 31, 2009 and 2008, the gross carrying value of the customer relationships was $3,779 and $3,714, respectively, and the accumulated amortization was $1,984 and $1,579, respectively. Estimated amortization expense, for customer relationships, is $374, $374, $374, $374, and $299 in each of the next five years, respectively, and $0 in 2015 and beyond.

(5)	Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 consist of the following:

	2009	2008

Compensation and benefits	$358	362
Rebates	259	173
Dealer service fees	185	184
Other taxes	90	133
Insurance	73	53
Other	65	35

Total	$1,030	940

(6)	Income Taxes

The components of income before income taxes for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008

U.S.	$6,861	4,604
Canada	148	365

Total	$7,009	4,969

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total

Year ended December 31, 2009:
U.S. federal	$2,175	111	2,286
State and local	329	5	334
Canada	(83)	128	45

	$2,421	244	2,665

Year ended December 31, 2008:
U.S. federal	$1,810	(300)	1,510
State and local	289	(36)	253
Canada	(14)	88	74

	$2,085	(248)	1,837

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following:

	2009	2008

Computed “expected” tax expense	$2,453	1,739
Increase (decrease) in income taxes resulting from:
Non-U.S. rate differential	(7)	(54)
State and local income taxes, net of federal income tax benefit	224	159
Other	(5)	(7)

	$2,665	1,837

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on this review, a valuation allowance on the deferred tax assets has not been recorded as there was no significant negative evidence that such an allowance was required in the

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

foreseeable future. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Deferred income tax assets attributable to:
Accounts receivable, principally due to allowance for doubtful accounts	$64	77
Inventories, principally due to reserves and additional costs inventoried for tax purposes	61	51
Property and equipment, principally due to differences in depreciation	703	740
Accrued expenses	326	314

Total gross deferred tax assets	1,154	1,182

Deferred income tax liabilities attributable to:
Property and equipment, principally due to differences in depreciation	1,110	869
Intangibles	775	894

Total gross deferred tax liabilities	1,885	1,763

Net deferred tax liabilities	$(731)	(581)

Deferred tax assets and liabilities are presented as follows in the balance sheets:

	2009	2008

Current assets	$325	315
Noncurrent assets	703	740
Noncurrent liabilities	(1,759)	(1,636)

Net deferred tax liabilities	$(731)	(581)

(7)	Related-Party Transactions

(a)	Cash Management

The Group participates in the cash management systems of the Parent. All cash funding requirements have been met by CIC and all cash received by the Group has either been transferred to CIC (in the United States) or retained by Culligan of Canada (in Canada). All of the Group disbursements are paid through CIC or Culligan of Canada on the Group’s behalf. The Group’s transactions with the Parent reflected on the combined statements of cash flows consist principally of the intercompany receivable from the Parent, net on the accompanying balance sheets.

(b)	Expenses Charged by the Parent

The combined statements of operations for the Group include all direct costs of the Group, as well as certain corporate costs directly identified with the Group and allocated to the Group by the Parent. Charges for stop-loss premiums for general liability, automobile, and workers’ compensation insurance are allocated to the Group based upon historical experience. Costs for employee health and dental insurance are based on a predetermined rate, which combines premiums and claims. Expenses allocated by CIC for the years ended December 31, 2009 and 2008 were $654 and $540, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

In the opinion of management, the costs allocated have been determined on a basis that is believed to be reasonable for a group of businesses operating within the structure of a larger parent company. However, the costs allocated are not necessarily indicative of the level of expenses that might have been incurred by the Group operating as a stand-alone entity. The Parent has not allocated interest expense to the Group.

The Group’s Canadian operations use the services of Culligan of Canada to provide certain administrative functions, such as general accounting, credit and collection, billing, and information technology. These allocated costs are billed to the Group based upon the level of services provided to the Group. Expenses allocated by Culligan of Canada to the Group for the years ended December 31, 2009 and 2008 were $258 and $301, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations.

(c)	Services Provided to the Group

The Group uses the services of company owned dealer divisions (COD) of CIC and Culligan of Canada and other third-party providers to install and service its vending machines and equipment at customer locations. The amounts paid to COD for these services are at the same rate as that paid to third-party providers. Services provided by COD for installation, maintenance, and other services for the years ended December 31, 2009 and 2008 were $1,188 and $1,266, respectively, and are included in cost of sales in the accompanying statements of operations.

The Group uses the services of CIC and Culligan of Canada franchisees to install and service its vending machines and equipment at customer locations. The amounts paid to franchisees for these services are at the same rate as that paid to company owned dealers. Services provided by the franchisees for installation and maintenance services for the years ended December 31, 2009 and 2008 were $3,225 and $3,195, respectively, and are included in cost of sales in the accompanying statements of operations.

(d)	Purchases from the Parent

The Group purchases equipment and service parts from CIC. Purchases from CIC for the years ended December 31, 2009 and 2008 were $167 and $413, respectively.

(e)	Culligan Trademark

The Group uses the Culligan brand name, which is owned by CIC. CIC does not charge the Group for the use of the brand name. Accordingly, there are no expenses related to the use of this trademark in the accompanying statements of operations.

(8)	Benefit Plans

Substantially all U.S.-based employees are eligible to participate in the Culligan Retirement Savings Plan (the Plan) sponsored by CIC. The Plan is a qualified defined contribution plan, under Internal Revenue Code Section 401(k). Contributions to the Plan during the years ended December 31, 2009 and 2008 were $9 and $35, respectively. CIC temporarily suspended matching contributions in April 2009, due to economic conditions.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

(9)	Commitments and Contingencies

(a)	Commitments

The Group leases certain facilities and equipment under various noncancelable long-term and month-to-month leases. These leases typically include renewal options and escalation clauses, and are accounted for as operating leases. Rent expense for the years ended December 31, 2009 and 2008 aggregated was $151 and $157, respectively.

Future minimum rental payments under noncancelable leases at December 31, 2009 are as follows:

Operating
Leases

2010	$138
2011	109
2012	111
2013	113
2014	96
Thereafter	—

$567

(b)	Contingencies

The Group encounters various claims and litigation actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s combined financial position, results of operations, or liquidity.

(10)	Parent Equity

Parent equity at December 31, 2009 and 2008 consists of the following:

	2009	2008

Contributed capital	$36,104	36,104
Combined accumulated earnings	16,702	12,358
Cumulative currency translation adjustment	1,562	1,050

Total	$54,368	49,512

(11)	Subsequent Event

On June 1, 2010, CSS, CIC and Culligan of Canada entered into an agreement to sell the assets of the Group to Primo Water Corporation (Primo). The purchase price is $105 million, consisting of a cash payment of $60 million and shares of Primo common stock with a value of $45 million, subject to certain working capital adjustments. The cash portion of the purchase price will be increased and the value of the shares of Primo common stock will be decreased by an amount equal to the net cash proceeds Primo receives from any exercise of the underwriters’ over-allotment option in connection with Primo’s initial public offering (the IPO). The closing of the transaction is subject to meeting certain conditions, which include Primo’s successful completion of the IPO.

CULLIGAN STORE SOLUTIONS GROUP (A BUSINESS OF CULLIGAN HOLDING S.ÀR.L)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2009 and 2008
(amounts in thousands)

The Group has performed an evaluation of events that have occurred subsequent to December 31, 2009 and as of June 4, 2010. There have been no subsequent events that occurred during such period, other than disclosed in the paragraph above, that would require disclosure or recognition in the combined financial statements as of or for the year ended December 31, 2009.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l )

Combined Balance Sheets
March 31, 2010 (unaudited) and December 31, 2009
(In thousands)

	March 31,	December 31,
	2010	2009
	(Unaudited)

Assets
Current assets:
Accounts receivables, net of allowance for doubtful accounts of $163 at March 31, 2010 and $174 at December 31, 2009	$2,689	2,885
Inventories	302	306
Service parts	656	456
Prepaid expenses and other current assets	205	251
Deferred income taxes	319	325

Total current assets	4,171	4,223

Property and equipment, net of accumulated depreciation of $17,045 at March 31, 2010 and $16,326 at December 31, 2009	8,259	8,202
Other assets:
Goodwill	21,900	21,900
Other intangibles, net of accumulated amortization of
$2,088 at March 31, 2010 and $1,984 at December 31, 2009	1,708	1,795
Deferred income taxes	690	703
Intercompany receivable from Parent, net	22,552	21,558

Total other assets	46,850	45,956

Total assets	$59,280	58,381

Liabilities and Parent Equity
Current liabilities:
Trade payables	$1,161	1,224
Accrued liabilities	907	1,030

Total current liabilities	2,068	2,254
Long-term liabilities:
Deferred income taxes	1,792	1,759

Total liabilities	3,860	4,013
Parent equity	55,420	54,368

Total liabilities and Parent equity	$59,280	58,381

See accompanying notes to unaudited combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l )

Combined Statements of Operations
Three months ended March 31, 2010 and 2009
(In thousands)
(Unaudited)

	2010	2009

Net sales	$6,109	6,193
Operating costs and expenses:
Cost of sales	3,247	3,324
Selling, general, and administrative expenses	648	688
Depreciation and amortization	681	592

Total operating costs and expenses	4,576	4,604

Income before income taxes	1,533	1,589
Income tax expense	587	606

Net income	$946	983

See accompanying notes to unaudited combined unaudited financial statements.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l )

Combined Statements of Cash Flows
Three months ended March 31, 2010 and 2009
(In thousands)
(Unaudited)

	2010	2009

Cash flows from operating activities:
Net income	$946	983
Adjustments to reconcile net income to net cash provided by operating activities, excluding the effects of acquisitions and divestitures:
Provision for doubtful accounts	2	4
Depreciation and amortization	681	592
Deferred income taxes	76	38
Changes in operating assets and liabilities:
Accounts receivable	206	(419)
Inventories	6	(36)
Service parts	(200)	15
Prepaid expenses and other current assets	46	16
Trade payables	(66)	1
Accrued liabilities	(127)	(83)

Net cash provided by operating activities	1,570	1,111

Cash flows from investing activity:
Purchase of property and equipment	(593)	(683)

Net cash used in investing activity	(593)	(683)

Cash flows from financing activity:
Transactions with Parent, net	(977)	(428)

Net cash used in financing activity	(977)	(428)

Net decrease in cash	—	—
Cash at beginning of period	—	—

Cash at end of period	$—	—

See accompanying notes to unaudited combined financial statements.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l)

Notes to Unaudited Combined Financial Statements
March 31, 2010 and 2009
(In thousands)

(1)  The Group and Basis of Presentation

(a)	Business

Culligan Store Solutions Group (the Group) is primarily engaged in the business of providing (a) vended water machines, owned by the Group, to filter and dispense drinking water to consumers at retail locations, (b) water treatment equipment, owned by the Group, to filter water for the retailer’s use within their store locations, and (c) empty one-, three-, and five-gallon refillable water bottles to the retailer for their sale to consumers to carry the dispensed filtered water. The machines and water treatment equipment are owned by the Group and placed at retail locations for the purpose of providing the filtration of water. At December 31, 2009, the Group had vended water machines at approximately 4,500 retail locations.

The Group is owned by Culligan Store Solutions, LLC (CSS), which is owned by Culligan International Company (CIC), and by Culligan of Canada Ltd. (Culligan of Canada), all of which are wholly owned indirect subsidiaries of Culligan Holding S.àr.l (Culligan Holding) (collectively referred to herein, as the Parent).

(b)	Principles of Combination and Basis of Presentation

These combined financial statements include the accounts and results of the Group. During the periods presented, the Group’s operations were components of the Parent. The financial statements have been carved out from the books and records of the Parent and have been prepared by management using the results of operations and basis of assets of the Group. The statements of operations include all items of revenue and income generated by the Group, all items of expense directly incurred by it, and expenses charged or allocated to it by the Parent. The accompanying combined financial statements do not reflect any allocation of general corporate debt or interest expense incurred by the Parent in financing its activities as it is not specifically identifiable to the Group.

In the preparation of the accompanying combined financial statements, certain information and disclosures normally included in comprehensive annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. Management believes that the disclosures included in these combined interim financial statements are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the combined financial statements and notes thereto of the Group for the year ended December 31, 2009. In the opinion of management, all adjustments necessary to present fairly the Group’s financial position as of March 31, 2010 and December 31, 2009, results of operations for the three months ended March 31, 2010 and 2009, and cash flows for the three months ended March 31, 2010 and 2009 have been included. Operating results for any interim period are not necessarily indicative of results that may be expected for the full year.

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to: the recoverability of accounts receivable, useful lives of property and equipment, valuation of goodwill, intangible assets, deferred tax assets, fixed assets and repair parts, and the ability to estimate accrued revenues.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l)

Notes to Unaudited Combined Financial Statements — (Continued)

(c)	Concentrations of Risk

One customer accounted for approximately 65% and 67% of the Group’s revenues and approximately 53% and 53% of accounts receivable as of March 31, 2010 and 2009, respectively. There is no significant supplier, product line, credit, geographic, or other concentrations that could expose the Group to adverse near term severe financial impacts.

(2)  Comprehensive Income

Comprehensive income for the three months ended March 31, 2010 and 2009 is as follows:

	2010	2009

Net income	$946	983
Other comprehensive income:
Foreign currency translation	107	(111)

Comprehensive income	$1,053	872

(3)  Accrued Liabilities

Accrued liabilities at March 31, 2010 and December 31, 2009 consist of the following:

	2010	2009

Compensation and benefits	$352	358
Rebates	157	259
Dealer service fees	204	185
Other taxes	94	90
Insurance	40	73
Other	60	65

Total	$907	1,030

(4)  Income Taxes

CSS is a single member limited liability company and wholly owned by CIC, a Delaware Corporation. For U.S. federal income tax purposes, CSS is treated as a division of CIC, which files a consolidated federal income tax return. CIC pays all federal and state income taxes for CSS and the payments have been reflected as intercompany transactions within Parent equity. Culligan of Canada, which includes the Group’s business in Canada, files individual Canadian income tax returns. For purposes of the combined financial statements presented herein, the Group provided for income taxes as if they were separate filing taxable entities.

(5)  Related-Party Transactions

(a)	Cash Management

The Group participates in the cash management systems of the Parent. All cash funding requirements have been met by CIC and all cash received by the Group has either been transferred to CIC (in the United States) or retained by Culligan of Canada (in Canada). All of the Group disbursements are paid through the Parent on the Group’s behalf. The Group’s transactions with the Parent reflected on the

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l)

Notes to Unaudited Combined Financial Statements — (Continued)

combined statements of cash flows consists principally of the intercompany receivable from the Parent, net on the accompanying balance sheets.

(b)	Expenses Charged by the Parent

The combined statements of operations for the Group include all direct costs of the Group as well as certain corporate costs directly identified with the Group and allocated to the Group by the Parent. Charges for stop — loss premiums for general liability, automobile and workers’ compensation insurance are allocated to the Group based upon historical experience. Costs for employee health and dental insurance are based on a predetermined rate, which combines premiums and claims. Expenses allocated by CIC for the three months ended March 31, 2010 and 2009 were $140 and $158, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations. In the opinion of management, the costs allocated have been determined on a basis that is believed to be reasonable for a group of businesses operating within the structure of a larger parent company. However, the costs allocated are not necessarily indicative of the level of expenses that might have been incurred by the Group operating as a stand-alone entity. The Parent has not allocated interest expense to the Group.

The Group’s Canadian operations use the services of Culligan of Canada to provide certain administrative functions, such as general accounting, credit and collection, billing, and information technology. These services are billed to the Group based upon an allocation of the level of services provided to the Group. Expenses allocated by Culligan of Canada to the Group for the three months ended March 31, 2010 and 2009 were $69 and $60, respectively, and are reflected in selling, general and administrative expenses in the accompanying statements of operations.

(c)	Services Provided to the Group

The Group uses the services of the company owned dealer division (COD) of CIC and Culligan of Canada and other third-party providers to install and service its vending machines and equipment at customer locations. The amounts paid to COD for these services are at the same rate as that paid to third-party providers. Services provided by COD for installation, maintenance, and other services for the three months ended March 31, 2010 and 2009 were $303 and $287, respectively, and are included in cost of sales in the accompanying statements of operations.

The Group uses the services of CIC and Culligan of Canada franchisees to install and service its vending machines and equipment at customer locations. The amounts paid to franchisees for these services are at the same rate as that paid to company owned dealers. Services provided by the franchisees for installation and maintenance services for the three months ended March 31, 2010 and 2009 were $795 and $792, respectively, and are included in cost of sales in the accompanying statements of operations.

(d)	Purchases from the Parent

The Group purchases equipment and service parts from CIC. Purchases from CIC for the three months ended March 31, 2010 and 2009 were $197 and $46, respectively.

(e)	Culligan Trademark

The Group uses the Culligan brand name, which is owned by CIC. CIC does not charge the group for the use of the brand name. Accordingly, there are no expenses related to the use of this trademark in the accompanying statements of operations.

CULLIGAN STORE SOLUTIONS GROUP
(a business of Culligan Holding S.àr.l)

Notes to Unaudited Combined Financial Statements — (Continued)

(6)  Parent Equity

Parent equity at March 31, 2010 and 2009 consists of the following:

	2010	2009

Contributed capital	$36,104	36,104
Combined accumulated earnings	17,648	13,341
Cumulative currency translation adjustment	1,668	938

Total	$55,420	50,383

(7)  Subsequent Event

On June 1, 2010, CSS, CIC and Culligan of Canada entered into an agreement to sell the assets of the Group to Primo Water Corporation (Primo). The purchase price is $105 million, consisting of a cash payment of $60 million and shares of Primo common stock with a value of $45 million, subject to certain working capital adjustments. The cash portion of the purchase price will be increased and the value of the shares of Primo common stock will be decreased by an amount equal to the net cash proceeds Primo receives from any exercise of the underwriters’ over-allotment option in connection with Primo’s initial public offering (the IPO). The closing of the transaction is subject to meeting certain conditions, which include Primo’s successful completion of the IPO.

          Shares
Common Stock

PROSPECTUS
     , 2010

Wells Fargo Securities
Thomas Weisel Partners LLC
BB&T Capital Markets
Signal Hill

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Through and including          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth all costs and expenses, other than the underwriting discount payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Market listing fee.

Item	Amount

SEC Registration Fee		$6,560
FINRA Fee		9,700
Nasdaq Global Market Listing Fee		100,000
Printing Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees and Expenses		*
Miscellaneous		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification Of Directors And Officers

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We have directors’ and officers’ liability insurance.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We intend to indemnify directors against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors and for any expenses actually and reasonably incurred by such directors in connection with such action, if such directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors expenses (including attorney’s fees) incurred by such directors in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director seeks indemnification or advancement of expenses from the corporation and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Prior to the closing of this offering we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act. All share and price information does not reflect the conversion of all of our issued and outstanding shares Series A and Series C convertible preferred stock into common stock or the reverse stock split of our common stock, both of which will occur immediately prior to the closing of this offering.

Stock, Warrants and Convertible Subordinated Notes

1. On February 18, 2010, we granted to 18 employees and four non-employee directors 1,102,500 shares of restricted common stock. We received no consideration from the individuals in connection with the grant of the restricted stock.

2. On December 30, 2009, we issued subordinated convertible promissory notes, bearing interest at 14% per annum, in an aggregate original principal amount of $15,000,000, and warrants to purchase an aggregate of 1,111,109 shares of common stock to 28 accredited investors. The aggregate consideration received by us was $15,000,000.

3. On June 4, 2008, we issued a warrant to purchase 100,000 shares of common stock to two residents of Ontario, Canada. The consideration received by us was $10.

4. Between December 14, 2007 and June 2, 2008, we issued an aggregate of 12,520,001 shares of Series C convertible preferred stock and warrants to purchase an aggregate of 1,252,001 shares of common stock to 37 accredited investors. The aggregate consideration received by us was $30,048,002.

5. Between November 19, 2007 and March 30, 2010, we issued an aggregate of 117,680 shares of our common stock to five employees. The aggregate consideration received by us was $122,836.75.

6. Between June 1, 2007 and July 13, 2007, we issued an aggregate of 3,530,495 shares of Series B preferred stock to 26 accredited investors. The aggregate consideration received by us was $3,530,495.

7. On January 10, 2007, we issued 3,000 shares of Series B preferred stock and warrants to purchase 801 shares of common stock to one accredited investor. The consideration received by us was $3000.

The grants of restricted common stock described in (1) above were made pursuant to our 2004 Stock Plan to our officers, directors and employees in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

We believe that the offer and sale of the securities referenced in (2), (4), (6) and (7) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. The purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information; appropriate legends were affixed to the stock certificates issued in such transactions; and offers and sales of these securities were made without general solicitation or advertising.

The sales of common stock referenced in (5) above was made pursuant to the exercise of stock options granted under our 2004 Stock Plan to our officers, directors, employees and consultants and, we believe, were made in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

We believe the sales of common stock referenced in (3) above were exempt from registration under the Securities Act by virtue of Regulation S promulgated thereunder. All of the purchasers of unregistered securities for which we relied on Regulation S represented that they were not acquiring the securities for the account or benefit of any U.S. Person as defined by Regulation S.

There were no underwriters engaged in connection with any of the transactions referenced above.

Stock Options

1. On February 18, 2010, we granted one of our employees an option to purchase 100,000 shares of our common stock at an exercise price of $1.23 per share. We received no consideration from this individual in connection with the issuance of such option.

2. On January 28, 2010, we granted to three of our employees options to purchase 225,000 shares of our common stock at an exercise price of $1.23 per share. We received no consideration from these individuals in connection with the issuance of such options.

3. On January 29, 2009, we granted to seven of our employees options to purchase an aggregate of 142,000 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from these individuals in connection with the issuance of such options.

4. On August 1, 2008, we granted to two of our employees options to purchase an aggregate of 30,000 shares of our common stock at an exercise price of $1.98 per share. We received no consideration from these individuals in connection with the issuance of such options.

5. On July 23, 2008, we granted to one employee an option to purchase 40,000 shares of our common stock at an exercise price of $1.98 per share. We received no consideration from this individual in connection with the issuance of such options.

6. On June 25, 2008, we granted to one employee an option to purchase 8,310 shares of our common stock at an exercise price of $1.98 per share. We received no consideration from this individual in connection with the issuance of such options.

7. On May 1, 2008, we granted to 18 employees options to purchase an aggregate of 471,807 shares of our common stock at an exercise price of $1.98 per share. We received no consideration from these individuals in connection with the issuance of such options.

8. On January 31, 2008, we granted to one employee an option to purchase 1,944 shares of our common stock at an exercise price of $1.98 per share. We received no consideration from this individual in connection with the issuance of such options.

9. On December 31, 2007, we granted to three employees options to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $2.40 per share. We received no consideration from these individuals in connection with the issuance of such options.

10. On October 31, 2007, we granted to three employees options to purchase an aggregate of 72,038 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from these individuals in connection with the issuance of such options.

11. On August 15, 2007, we granted to one employee an option to purchase 10,000 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from this individual in connection with the issuance of such options.

12. On August 10, 2007, we granted to two employees options to purchase and aggregate of 15,000 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from these individuals in connection with the issuance of such options.

13. On April 26, 2007, we granted to one employee an option to purchase 10,000 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from this individual in connection with the issuance of such options.

14. On January 25, 2007, we granted to 16 employees options to purchase an aggregate of 347,295 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from these individuals in connection with the issuance of such options.

15. On January 25, 2007, we granted to four non-employee directors options to purchase an aggregate of 148,000 shares of our common stock at an exercise price of $1.25 per share. We received no consideration from these individuals in connection with the issuance of such options.

All of the stock options described above were granted under our 2004 Stock Plan to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Plan qualifies as a compensatory benefit plan.

The Culligan Refill Acquisition

Concurrently with the closing of this offering, we are purchasing certain assets of Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (together with Culligan International Company, “Culligan”) for a total purchase price of $105.0 million, consisting of a cash payment of $60.0 million and the issuance of shares of our common stock with a value of $45.0 million. The cash portion of the purchase price will be increased and the number of shares of common stock we will issue will be decreased by an amount equal to the net cash proceeds we receive from any exercise of the underwriters’ over-allotment option.

We believe that the issuance of the securities to Culligan in connection with this transaction will be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction not involving any public offering. Culligan has represented that it is an “accredited investor” as defined under the Securities Act. Culligan has represented that is intends to acquire the securities for investment only and not with a view to the distribution thereof and that it either received adequate information about the registrant or had access to such information; appropriate legends were affixed to the stock certificates issued in such transaction; and issuance of these securities was made without general solicitation or advertising.

There were no underwriters engaged in connection with any of the transactions referenced above.

Item 16.	Exhibits and Financial Statement Schedules

See Exhibit Index following the signature page.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on June 28, 2010.

PRIMO WATER CORPORATION

By:	/s/ Billy D. Prim
Billy D. Prim
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, in each case on June 28, 2010:

Signature	Title

/s/ Billy D. Prim Billy D. Prim	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark Castaneda Mark Castaneda	Chief Financial Officer (Principal Financial Officer)

/s/ David J. Mills David J. Mills	Controller (Principal Accounting Officer)

* Richard A. Brenner	Director

* David W. Dupree	Director

* Malcolm McQuilkin	Director

* David L. Warnock	Director

*By:	/s/ Billy D. Prim
Billy D. Prim
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Underwriting Agreement
3	.1†	Fourth Amended and Restated Certificate of Incorporation of Primo Water Corporation
3	.2†	First Amendment to Fourth Amended and Restated Certificate of Incorporation of Primo Water Corporation
3	.3†	Second Amendment to Fourth Amended and Restated Certificate of Incorporation of Primo Water Corporation
3	.4*	Form of Fifth Amended and Restated Certificate of Incorporation of Primo Water Corporation
3	.5*	Form of Amended and Restated Bylaws of Primo Water Corporation
4	.1*	Specimen Certificate representing shares of common stock of Primo Water Corporation
5	.1*	Opinion of K&L Gates LLP
10	.1†	Loan and Security Agreement, dated as of June 23, 2005, among Primo Water Corporation, Primo To Go, LLC, Primo Products, LLC, Primo Direct, LLC, and Wachovia Bank, National Association (the “Credit Agreement”)
10	.2†	First Amendment to Loan and Security Agreement, dated as of April 26, 2006, among Primo Water Corporation and Wachovia Bank, National Association
10	.3†	Second Amendment to Loan and Security Agreement, dated as of April 30, 2007, among Primo Water Corporation and Wachovia Bank, National Association
10	.4†	Third Amendment to Loan and Security Agreement, dated as of June 24, 2008, among Primo Water Corporation, Primo To Go, LLC, Primo Products, LLC, Primo Direct, LLC, and Wachovia Bank, National Association
10	.5†	Fourth Amendment to Loan and Security Agreement, dated as of January 7, 2009, among Primo Water Corporation, Primo To Go, LLC, Primo Products, LLC, Primo Direct, LLC, and Wachovia Bank, National Association
10	.6†	Fifth Amendment to Loan and Security Agreement, dated as of December 30, 2009, among Primo Water Corporation, Primo To Go, LLC, Primo Products, LLC, Primo Direct, LLC, and Wachovia Bank, National Association
10	.7†	Sixth Amendment to Loan and Security Agreement, dated as of December 30, 2009, among Primo Water Corporation, Primo To Go, LLC, Primo Products, LLC, Primo Direct, LLC, and Wachovia Bank, National Association
10	.8†	Form of 14% Subordinated Convertible Note, dated as of December 30, 2009
10	.9†	Form of Subordinated Convertible Debt — Common Stock Purchase Warrant, dated as of December 30, 2009
10	.10†	Form of Series C Convertible Preferred Stock Subscription Agreement
10	.11†	Form of Series C — Common Stock Purchase Warrant
10	.12†	Form of First Amendment to Series C — Common Stock Purchase Warrant
10	.13†	Form of Series B Preferred Stock Subscription Agreement
10	.14†	Form of Series B — Common Stock Purchase Warrant
10	.15†	2004 Stock Plan**
10	.16†	2010 Omnibus Long-Term Incentive Plan (“2010 Omnibus Plan”)**
10	.17†	Form of Option Agreement under 2010 Omnibus Plan**
10	.18†	Form of Restricted Stock Award Agreement under 2010 Omnibus Plan**
10	.19†	2010 Employee Stock Purchase Plan**
10	.20†	2010 Executive Incentive Plan**
10	.21†	Non-Employee Director Compensation Policy**
10	.22†	Employment Agreement dated as of April 1, 2010 between the Company and Billy D. Prim**
10	.23†	Employment Agreement dated as of April 1, 2010 between the Company and Mark Castaneda**

Exhibit
Number		Description

10	.24†	Employment Agreement dated as of April 1, 2010 between the Company and Michael S. Gunter**
10	.25†	Employment Agreement dated as of April 1, 2010 between the Company and Duane Goodwin**
10	.26†	Form of Indemnification Agreement between the Company and each of Messrs. Prim, Brenner, Dupree, McQuilkin and Warnock
10	.27†	Master Equipment Lease Agreement with PWC Leasing, LLC, dated as of March 29, 2006
10	.28†	Termination Agreement of Master Equipment Lease Agreement with PWC Leasing, LLC, dated as of June 30, 2008
10	.29†	Assignment Separate from Certificate for Shares of Prima Bottled Water, Inc., dated December 31, 2009
10	.30†	Seventh Amendment to Loan and Security Agreement, Waiver and Consent, dated June 1, 2010, among Primo Water Corporation, Primo Products, LLC, Primo Direct, LLC and Wells Fargo Bank, N.A.
10	.31†	Asset Purchase Agreement, dated as of June 1, 2010, between the Company, P1 Sub, LLC, P2 Sub, LLC, Culligan Store Solutions, LLC, Culligan of Canada, Ltd. and Culligan International Company
10	.32†	Form of Trademark License Agreement to be entered into between Culligan International Company, P1 Sub, LLC and P2 Sub, LLC
10	.33†	Form of Non-Competition Agreement to be entered into between the Company, P1 Sub, LLC, P2 Sub, LLC, Culligan Store Solutions, LLC, Culligan of Canada, Ltd. and Culligan International Company
10	.34†	Form of U.S. Transition Services Agreement to be entered into between P1 Sub, LLC and Culligan International Company
10	.35†	Form of Canada Transition Services Agreement between P2 Sub, LLC and Culligan of Canada, Ltd.
10	.36†	Form of Dealer Services Agreement between P1 Sub, LLC, P2 Sub, LLC and Culligan International Company
10	.37†	Lock-Up Agreement, dated as of June 1, 2010, between Culligan Store Solutions, LLC, Culligan International Company, Thomas Weisel Partners, LLC and Wells Fargo Securities, LLC
10	.38†	Form of Registration Rights Agreement to be entered into between the Company and Culligan International Company
10	.39†	Form of Supply Agreement to be entered into between P1 Sub, LLC, P2 Sub, LLC and Culligan International Company
16.1		Letter from Independent Registered Accounting Firm
21	.1†	List of subsidiaries of Primo Water Corporation
23.1		Consent of McGladrey & Pullen LLP
23.2		Consent of KPMG LLP
23	.3*	Consent of K&L Gates LLP (contained in Exhibit 5.1)
24	.1†	Powers of Attorney

†	Previously filed.

*	To be filed by amendment.

**	Indicates management contract or compensatory plan or arrangement